February 11, 2026

Dear Shareholders:

On behalf of the board of directors (the "Board") of Dolly Varden Silver Corporation (the "Company" or "Dolly Varden"), I am pleased to invite you to attend the special meeting (the "Meeting") of the holders (the "Shareholders") of common shares of the Company (the "Company Shares") to be held on March 17, 2026 at 10:00 a.m. (Vancouver time) at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8.

If your Company Shares are held through a broker, bank or other intermediary, your intermediary may require that voting instructions be received earlier than the proxy cut-off stated in the accompanying management information circular (the "Circular"). Please follow your intermediary's deadline.

At the Meeting, Shareholders are being asked to consider and, if deemed acceptable, pass a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") of the Company with Contango ORE, Inc. ("Contango") pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) whereby Contango will acquire all of the issued and outstanding Company Shares. As a result of the Arrangement, Dolly Varden will become an indirect wholly-owned subsidiary of Contango.

This letter is provided for convenience only. Shareholders should read the Circular carefully in its entirety. The Circular contains important information about the Arrangement, including background, risk factors, fairness opinions and voting procedures. Defined terms used in this letter and not otherwise defined have the meanings given to them in the Circular.

As discussed in more detail below, the Arrangement presents an exciting opportunity for Shareholders to participate and remain fully invested in a combined entity that will benefit from several operational and functional synergies between the Company and Contango, including a combined portfolio of four flagship mining assets, significant cash assets, and improved growth prospects, among other highly attractive opportunities.

The Arrangement

On December 7, 2025, Dolly Varden, Contango, and 1566004  B.C. Ltd, an indirect wholly-owned subsidiary of Contango ("Acquiror"), entered into an arrangement agreement (as amended on February 11, 2026) (the "Arrangement Agreement"), pursuant to which, among other things, Contango agreed to acquire, through Acquiror, all of the issued and outstanding Company Shares for consideration consisting of 0.1652 (the "Exchange Ratio") of a share of voting common stock of Contango (each whole share, a "Contango Share") for each Dolly Varden Share outstanding. Further, eligible Canadian shareholders of Dolly Varden will be able to elect to receive exchangeable shares in the Acquiror (the "Acquiror Exchangeable Shares", and together with the Contango Shares, the "Consideration"), which will be exchangeable into Contango Shares, instead of the Contango Shares to which they would otherwise be entitled.

Immediately prior to closing of the Arrangement, all restricted share units of Dolly Varden will vest and be settled for Company Shares and participate in the Arrangement.

Pursuant to the Arrangement, each outstanding stock option of the Company (a "Company Option") will be exchanged for an option (a "Replacement Option") to purchase Contango Shares, adjusted to reflect the Exchange Ratio.

Immediately following completion of the Arrangement, former Shareholders and existing stockholders of Contango (the "Contango Stockholders") are anticipated to own approximately 50% of the Contango Shares deemed to be outstanding using the in-the-money treasury-stock method.

Registered Shareholders are concurrently being provided with a letter of transmittal and election form setting forth how to exchange their Company Shares for the applicable Consideration they elect to receive under the Arrangement, including, if eligible to do so, Acquiror Exchangeable Shares. Shareholders whose Company Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Company Shares and receive their Consideration under the Arrangement. Holders of Company Options do not need to take any action upon completion of the Arrangement in respect of their Replacement Options.

Benefits to Shareholders

In reaching its conclusions and formulating its recommendation that Shareholders vote FOR the Arrangement Resolution, the Board reviewed and considered a significant amount of information as well as a number of factors relating to the Arrangement, with the benefit of advice from the independent special committee of the Board (the "Special Committee"), the financial and legal advisors of Dolly Varden and the Special Committee and input from Dolly Varden's senior management team, a summary of which is presented below. A more fulsome description of the information and factors considered by the Board and the Special Committee is located in the Circular:

  Complementary Assets and High-Grade Projects. The Arrangement will result in a North American focused multi-stage silver and gold company, with an asset portfolio ranging from advanced-stage exploration to current production. The combined entity will also be able to leverage Contango's interest in the producing Manh Choh mine in Alaska under joint venture with Kinross Gold Corporation, along with three high-grade development assets anchored by the Lucky Shot and Johnson Tract projects in Alaska and the Kitsault Valley silver-gold project in British Columbia - all strategically located near existing infrastructure supporting a Direct Shipping Ore ("DSO") approach.
  Well-Funded. Dolly Varden and Contango have combined cash on hand of over US$100 million and only US$15 million in debt. Further, the combined entity will have immediate annual cash flow from the producing high-grade Manh Choh gold mine located in Alaska, currently operated as a joint venture by Kinross Gold Corporation.
  Shared Capital Expenditure Strategy. Dolly Varden and Contango have a common development philosophy to pursue low-capital expenditure DSO projects that can be developed using existing processing facilities.
  Exploration Potential. The combined entity will benefit from the track-record of high-grade exploration success across the combined portfolio of Dolly Varden and Contango.

  Enhanced Capital Markets Profile. Following completion of the Arrangement, shareholders of the combined entity will benefit from greater critical mass with a combined market capitalization of approximately US$812 million (C$1.1 billion), as well as increased trading liquidity, index inclusion, research coverage and institutional ownership
  Insider and Institutional Support. All directors and officers of Contango and Dolly Varden, as well as certain major shareholders of both companies, have signed voting support agreements in favour of the Arrangement, representing approximately 22% of the outstanding Contango Shares and approximately 22% of the outstanding Company Shares.
  Expanded Presence. The intention is for the combined entity to be listed on the NYSE American and to apply to list on the Toronto Stock Exchange ("TSX") following completion of the Arrangement. Concurrent with closing of the transaction, the combined entity will apply to list on the TSX and the Company will cease to trade on the TSXV.
  Combined Leadership & Governance. Following completion of the Arrangement, management of the combined entity will draw upon the experience and expertise of both Dolly Varden and Contango with senior management and the board of directors including representatives from both companies.
  Fairness Opinions. The Special Committee received a fairness opinion from Raymond James Ltd., and the Board received a fairness opinion from Haywood Securities Inc., each dated December 7, 2025, to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, based upon and subject to various assumptions, limitations and qualifications set forth, respectively, in each such opinion, as more fully described under "The Arrangement - Haywood Fairness Opinion" and under "The Arrangement - Raymond James Fairness Opinion" in the Circular.

Board Recommendation

The Board, based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the fairness opinion of Haywood Securities Inc. (as discussed further in the accompanying Circular) and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors and having received the unanimous recommendation of the Special Committee, which takes into account, among other things, the fairness opinion that the Special Committee received from Raymond James Ltd. (as discussed further in the accompanying Circular), has unanimously determined, that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company, has unanimously approved the Arrangement and recommends that the Shareholders vote FOR the Arrangement Resolution. The determination of the Board is based on various factors set forth above and described more fully in the accompanying Circular.

Required Approvals

Company Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution, the full text of which is set out in Appendix "B" to the accompanying Circular, must be approved by at least 66 ⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting (the "Company Shareholder Approval"). If the Arrangement Resolution is not approved at the Meeting, the Arrangement will not be completed.

Contango Stockholder Approvals

The transactions contemplated by the Arrangement, including the issuance of Contango Shares (including those issuable on exchange of the Acquiror Exchangeable Shares) as Consideration thereunder (the "Contango Stockholder Approval"), among other things, must be approved by a majority of the votes cast by Contango Stockholders present in person or represented by proxy and entitled to vote  at a special meeting of Contango Stockholders (the "Contango Meeting"). The Arrangement will not be completed if the Contango Stockholder Approval is not obtained.

Regulatory Approvals

Completion of the Arrangement is also subject to certain regulatory approvals, including the approval of the Supreme Court of British Columbia, the conditional approval of the TSX Venture Exchange in respect of the Arrangement, and the approval of the listing and posting for trading of the Contango Shares (including those issuable on exchange of the Acquiror Exchangeable Shares) to be issued as Consideration on the NYSE American. The Arrangement will not proceed if any of such approvals are not obtained.

The Arrangement remains subject to additional conditions described in the Circular. Shareholders are encouraged to review the discussion of conditions, risk factors and other considerations in the Circular before voting.

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the Meeting in person, we encourage you to vote promptly. If you received more than one form of proxy or VIF, please vote each one. If you have already submitted your vote, you do not need to vote again unless you wish to change your voting instructions.

The Arrangement is anticipated to be completed in late March of 2026, subject to obtaining Company Shareholder Approval, Contango Stockholder Approval, the regulatory approvals detailed above, including the requisite court approval, as well as the satisfaction or waiver of other conditions contained in the Arrangement Agreement. Full details of the Arrangement, as well as detailed information regarding Dolly Varden, Contango and certain pro forma and other information concerning Contango after giving effect to the Arrangement, are set out in the accompanying Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular, and if you require assistance, please consult your financial, legal, tax or other professional advisor.

Shareholders are encouraged to promptly submit the enclosed form of proxy ("Proxy") or voting instruction form ("VIF"), as applicable. Shareholders may vote online, by telephone or by mail no later than 10:00 a.m. (Vancouver time) on March 13, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).  Only Shareholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting. See "General Information About the Meeting - Appointment of Proxyholders" in the accompanying Circular.

Registered Shareholders must return their completed form of proxy so that it is received by the Company's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Vancouver time) on March 13, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours (excluding Saturdays, Sundays and holidays) before the reconvened Meeting).

Beneficial Shareholders (those who hold through an intermediary) must follow the instructions on their VIF and should note that their intermediary may require voting instructions be received earlier than the proxy cut-off described above.

Shareholders that have questions or require further assistance, please contact Dolly Varden's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group Company, by: (i) phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), (ii) text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or (iii) email at assistance@laurelhill.com.

I firmly believe that the Arrangement will generate tremendous value for Shareholders, and that the combination with Contango is the best path forward to realize the full potential of our strategy and our portfolio.

On behalf of the Company, I thank all Shareholders for their continued support and we look forward to receiving your endorsement for the Arrangement at the Meeting.

Yours very truly,

(signed) "Shawn Khunkhun"

Shawn Khunkhun

President, Chief Executive Officer and Director

February 11, 2026

DOLLY VARDEN SILVER CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held March 17, 2026

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the "Court") dated February 11, 2026 (the "Interim Order"), a special meeting (the "Meeting") of holders ("Company Shareholders") of Common Shares ("Company Shares") of Dolly Varden Silver Corporation ("Dolly Varden" or the "Company") will be held at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 on March 17, 2026 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to consider and, if thought advisable, to pass a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "B" to the accompanying management information circular (the "Circular"), approving an arrangement (the "Arrangement") pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA") involving, among other things, the acquisition by 1566004 B.C. Ltd. (the "Acquiror"), an indirect wholly-owned subsidiary of Contango ORE, Inc. ("Contango"), of all of the outstanding Company Shares, all as more particularly described in the Circular; and

2. to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The board of directors of the Company unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution. The completion of the Arrangement is conditional upon, among other things as described in the Circular, the approval of the Arrangement Resolution by Company Shareholders.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this notice of the Meeting ("Notice of Meeting"). Company Shareholders should read the Circular in its entirety. This Notice of Meeting is also accompanied by an applicable form of proxy and, if applicable, a letter of transmittal and election form for registered Company Shareholders (the "Letter of Transmittal and Election Form").

A copy of the arrangement agreement dated December 7, 2025, as amended and restated on February 11, 2026, among Dolly Varden, Contango and the Acquiror is available for inspection by Company Shareholders under Dolly Varden's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Pursuant to the Interim Order, the record date for determining Company Shareholders who are entitled to receive notice of and to vote at the Meeting is February 5, 2026 (the "Record Date"). Only registered Company Shareholders, or their duly appointed proxyholders, as of the close of business on the Record Date are entitled to receive this Notice of Meeting.

Only registered Company Shareholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote at the Meeting. Accordingly, registered Company Shareholders are encouraged to vote their Company Shares via proxy prior to the proxy cut-off time as further described below. Beneficial shareholders who wish to attend and vote in person must appoint themselves (or another person) as proxyholder by following the instructions on their voting instruction form ("VIF") and, if required by their intermediary, obtain a legal proxy.

Each Company Share entitled to be voted at the Meeting entitles the holder thereof to one vote. In order to become effective, the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Registered Company Shareholders are requested to date and sign the enclosed proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Company Shareholders may also vote online instead of by mail. Pursuant to the Interim Order, proxies to be used at the Meeting must be received by Computershare Investor Services Inc. by no later than 10:00 a.m. (Vancouver time) on March 13, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a registered Company Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 320 Bay Street, 14th Floor Toronto, ON M5H 4A6. If a registered Company Shareholder receives more than one proxy form because such registered Company Shareholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online.

If your Company Shares are not registered in your name but are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, please complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary, likely through a VIF. Failure to do so may result in such Company Shares not being voted at the Meeting. Beneficial (non-registered) Company Shareholders should note that intermediaries often set earlier deadlines for returning voting instructions than the proxy cut-off described above.

If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and vote at the Meeting as your proxy and vote your securities, including if you are not a registered Company Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF, appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 10:00 a.m. (Vancouver time) on March 13, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). It is the intention of the management nominees identified in the form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

If you are a registered Company Shareholder who is not a Dissenting Holder (as defined in the Circular), please also complete the Letter of Transmittal and Election Form in accordance with the instructions included therein, sign, date and return it to the depositary, Computershare Investor Services Inc. (the "Depositary"), in the envelope provided, together with the certificates representing your Company Shares and any other required documents. If you are sending certificates, it is recommended that you send them by registered mail. The Letter of Transmittal and Election Form contains complete instructions on how to exchange your Company Shares for the consideration you are entitled to under the Arrangement. You will not receive any consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal and Election Form, and the certificate(s) representing your Company Shares to the Depositary.

Beneficial (non-registered) Company Shareholders do not need to complete a Letter of Transmittal and will receive the consideration to which they are entitled under the Arrangement through their intermediary.

Pursuant to the Interim Order, registered Company Shareholders as of the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the plan of arrangement ("Plan of Arrangement"), as same may be modified by the Interim Order and any other order of the Court. A registered Company Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Dolly Varden a written objection to the Arrangement Resolution, which written objection must be received by Dolly Varden c/o Stikeman Elliott LLP, 666 Burrard Street, Suite 2700, Vancouver, British Columbia, V6C 2X8, Attention: Victor Gerchikov, not later than 10:00 a.m. (Vancouver time) on March 13, 2026 being two Business Days (as defined in the Circular) immediately prior to the date of the Meeting (or two Business Days immediately prior to any adjournment or postponement thereof), and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Plan of Arrangement, Interim Order, and any other order of the Court. A registered Company Shareholder's right to dissent is more particularly described in the Circular under the heading "Rights of Dissenting Company Shareholders". Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix "A", Appendix "C" and Appendix "K" respectively, to the Circular.

Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, or any other order of the Court, may result in the loss of any right of dissent. It is strongly suggested that any Company Shareholder wishing to dissent seek independent legal advice.

Persons who are beneficial Company Shareholders who wish to dissent should be aware that only registered Company Shareholders as of the Record Date are entitled to dissent. Accordingly, a beneficial Company Shareholder desiring to exercise this right must make arrangements for the Company Shares beneficially owned by such beneficial Company Shareholder to be registered in the beneficial Company Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Dolly Varden or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder's behalf.

If you have any questions, please contact Dolly Varden's proxy solicitation agent, Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), by text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 11th day of February, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Shawn Khunkhun"
Shawn Khunkhun CEO, President & Director

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iii

MANAGEMENT INFORMATION CIRCULAR

This management information circular (this "Circular") is furnished in connection with the solicitation of proxies by management of Dolly Varden Silver Corporation ("Dolly Varden" or the "Company") for use at the special meeting of Company Shareholders (the "Meeting") to be held in the manner, at the date and time, and for the purposes set forth in the attached Notice of Meeting.

NOTICE REGARDING INFORMATION

NO CANADIAN SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

The Company has not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on Dolly Varden's website is inconsistent with this Circular, the information provided in this Circular should be relied upon.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Company Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

The information concerning Contango and the Acquiror incorporated by reference or contained in this Circular has been publicly filed or provided by Contango. Although Dolly Varden has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, Dolly Varden does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Contango, the Acquiror, any of their respective affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Dolly Varden. In accordance with the Arrangement Agreement, Contango provided Dolly Varden with all necessary information concerning Contango, the Acquiror and their respective affiliates that is required by law to be included in this Circular and ensured that such information does not contain any misrepresentations (as such term is defined in the Arrangement Agreement).

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement and any amendments thereto, copies of which are available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca and the SEC's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") at www.sec.gov, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Appendix "A" to this Circular. Company Shareholders are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

This Circular is dated February 11, 2026. Information contained in this Circular is given as of February 11, 2026, unless otherwise specifically stated and except for information contained in documents incorporated by reference herein, which is given as at the respective dates stated in such documents.

DEFINED TERMS

This Circular contains defined terms. For a glossary of defined terms used herein, see the section entitled "Glossary of Defined Terms" below. The defined terms and abbreviations used in the Appendices to this Circular are, except to the extent noted, defined separately in each such Appendix.

REPORTING CURRENCY AND FINANCIAL INFORMATION

References in this Circular to "C$" are to the currency of Canada, and references in this Circular to "US$" are to the currency of the United States.

All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Dolly Varden have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are audited in accordance with Canadian generally accepted auditing standards. All annual financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Contango have been prepared and presented in accordance with U.S. GAAP and audited in accordance with the standards of the Public Company Accounting Oversight Board. Certain measurements set forth in the consolidated financial statements of Contango, as calculated in accordance with U.S. GAAP, may have different values than if such measurements were calculated in accordance with IFRS. If you have any questions in respect of such potential measurement differences, please contact your financial, tax or other professional advisors.

The closing price of the Contango Shares on the NYSE-A on December 5, 2025, the last trading day before the execution of the Arrangement Agreement was announced, was US$26.22. The closing price of the Company Shares on December 5, 2025, the last trading day before the execution of the Arrangement Agreement was announced, on the TSXV was C$6.51 and on the NYSE-A was US$4.68. See "Information Relating to Dolly Varden - Trading Price and Volume of Company Shares".

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end daily rates of exchange for US$1.00, expressed in Canadian Dollars, posted by the Bank of Canada:

Year Ended December 31
	2025	2024	2023
Highest rate during the period	C$1.4604	C$1.4416	C$1.3875
Lowest rate during the period	C$1.3558	C$1.3316	C$1.3128
Average rate for the period	C$1.3978	C$1.3698	C$1.3497
Rate at the end of the period	C$1.3706	C$1.4389	C$1.3226

On February 10, 2026 the daily rate of exchange posted by the Bank of Canada for conversion of U.S. Dollars into Canadian Dollars was US$1.00 equals C$1.3544.

FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including the documents incorporated by reference herein, are forward-looking statements. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include statements regarding the operations, business, business strategy (including the use of third-party service providers), financial condition, expected financial results, forecasts and budgets, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Dolly Varden, Contango or the Combined Company. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the future financial results and business of Dolly Varden, Contango or the Combined Company. Accordingly, Contango and Dolly Varden caution that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the risk that the Closing of the Arrangement may be delayed or may not occur at all, for reasons beyond Contango's and Dolly Varden's control; (b) the requirement to satisfy the closing conditions in the Arrangement Agreement; (c) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the Arrangement; (d) the ability of Contango or Dolly Varden to retain and hire key personnel; (e) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Contango and Dolly Varden to terminate the Arrangement Agreement; (f) economic conditions, including interest rate and capital market conditions; (g) risks related to the directors and officers of Dolly Varden possibly having interests in the Arrangement that are different from other Company Shareholders; (h) market reaction to the Arrangement; (i) other factors as discussed in Contango's Annual Report on Form 10-K for the year ended December 31, 2024, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the SEC and elsewhere in documents that Contango files or submits from time to time with the SEC; and (j) other factors as discussed in the annual information form of Dolly Varden dated April 30, 2025 for the year ended December 31, 2024 as filed with applicable securities regulatory authorities in Canada and as filed with the SEC, and elsewhere in documents that Dolly Varden files or submits from time to time with such securities regulatory authorities in Canada and with the SEC, including, but not limited to, the management's discussion and analysis of Dolly Varden for the year ended December 31, 2024, the management's discussion and analysis of Dolly Varden for the nine months ended September 30, 2025, the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023, and the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024.

Forward-looking statements are typically identified by words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "strive", "will", "may", "might", "predict", "likely" or "should" and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Contango's and Dolly Varden's perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Contango's and Dolly Varden's estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Contango and Dolly Varden can give no assurance that such estimates, beliefs and assumptions will prove to be correct. In particular, certain statements included in the sections entitled "The Arrangement - Reasons for the Recommendations" and "Information Related to the Combined Company" are forward-looking statements.

This Circular, including the documents incorporated by reference herein, contains forward-looking statements concerning:

  expectations regarding whether the Arrangement will be consummated, including whether conditions to the consummation of the Arrangement will be satisfied;
  expectations regarding receipt of all necessary approvals and the expiration of relevant waiting periods;
  the timing of the Meeting and the Final Order;
  expectations regarding the projected closing date of the Arrangement;
  the anticipated value of the Consideration to be received by the Company Shareholders, which will fluctuate in value due to trading prices of the Contango Shares forming Consideration;
  the potential benefits of the Arrangement, including, but not limited to:
    the exploration potential of, and the Combined Company's ability to develop, its combined assets;
    the enhanced capital markets profile of the Combined Company;
    the anticipated listing of the Combined Company on the TSX; and
    the continuity of leadership and governance of the Combined Company.
  the Combined Company's future capital expenditure strategy;
  expectations for the effects of the Arrangement on the Combined Company's financial position, cash flow and growth prospects;
  the exercise of Dissent Rights by Company Shareholders with regards to the Arrangement;
  anticipated tax treatment of the Arrangement for Company Shareholders;
  anticipated future results and financial information relating to the Combined Company;
  expectations regarding the Combined Company's ability to retain or maintain capital contributions to, its relative ownership interest in, and its ability to influence the management of its joint ventures; and
  the ability of the Combined Company to realize the anticipated benefits of prior transactions, including risks of integration and potential disruption to business or operational relationships.

Certain material factors or assumptions are applied in making forward-looking statements. With respect to the Arrangement and this Circular, the expectations and assumptions expressed or implied in the forward-looking statements, include, but are not limited to the ability of the parties to receive, in a timely manner and on satisfactory terms, Company Shareholder Approval, Key Regulatory Approvals and stock exchange and Court approvals for the Arrangement, the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement, other expectations and assumptions concerning the Arrangement, and expectations and assumptions concerning availability of capital resources.

The forward-looking statements contained in this Circular, including documents incorporated by reference herein, are subject to inherent risks and uncertainties and other factors which could cause actual results to differ materially from those anticipated by the forward-looking statements. The factors which could cause results to differ from current expectations include, but are not limited to the following:

  there can be no assurance that the Arrangement will occur or that the anticipated strategic benefits and operational, competitive and cost synergies will be realized, and if the Arrangement does occur, the Combined Company may still fail to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies from the Combined Company's major initiatives;
  the Arrangement is subject to Key Regulatory Approvals, including approvals from the TSXV and NYSE-A, and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained or any such conditions will be met. The Arrangement could be modified, restructured or terminated by each of Dolly Varden and Contango in certain circumstances, and as such, the market price of Company Shares or the business and operations of Dolly Varden may be materially adversely affected;

  the Exchange Ratio is fixed, and there can be no assurance that the market value of the Contango Shares or Exchangeable Shares that Company Shareholders may receive on the Effective Date will equal or exceed the market value of the Company Shares held by such Company Shareholders prior to the Effective Date;
  changes in tax Laws, regulations or future assessments;
  declines and variations in the price of gold and associated minerals, as well as risks in the pricing or timing of hedges entered into for the production of gold and associated minerals;
  environmental, regulatory, health and safety risks, including restrictions on mining activities and changes in applicable operating, permitting and safety standards, including enhanced monitoring, compliance and testing requirements;
  risks inherent in mineral exploration and development, including uncertainties regarding the timing and success of discoveries, prospect development, operations constraints and delays, and the availability and cost of materials, supplies and equipment;
  operating hazards customary to the mining industry, including mechanical failure or under-performance of facilities or equipment, adverse weather conditions, environmental risks, and risks related to title to mineral properties;
  operating costs and other expenses, cash flow and liquidity, and the ability of Contango or the Combined Company to fund operations and planned activities with current cash reserves and to service and repay indebtedness when due, the timely receipt of proceeds from the sale of any mined products (if any), the availability of insurance on commercially reasonable terms, and actions or inactions of third parties;
  pending or future litigation;
  the impact of pandemics on the exploration schedules and operating activities of Contango and the Combined Company, including their joint ventures; and
  competition within the mining industry and the strength and financial resources of competitors.

The foregoing risks or other risks arising in connection with the failure to complete the Arrangement, including the diversion of management attention from conducting the business of Dolly Varden, may have a material adverse effect on Dolly Varden's business operations, financial results and share price.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Contango and Dolly Varden or that Contango and Dolly Varden presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

Additional information on these and other factors that could affect the operations or financial results of Contango, Dolly Varden or the Combined Company are included in reports filed by Contango and Dolly Varden with applicable securities regulatory authorities and may be accessed through the SEC's website (www.sec.gov) and the SEDAR+ website (www.sedarplus.ca), as applicable. These risks and other factors are also discussed in more detail in this Circular under "Risk Factors", "Information Relating to Dolly Varden - Risk Factors", "Information Relating to Contango" and "Information Relating to the Combined Company". Readers are encouraged to read such sections in detail.

The forward-looking statements contained in this Circular, including the documents incorporated by reference herein, are expressly qualified in their entirety by this cautionary statement. The Company and Contango cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Contango's and Dolly Varden's expectations only as of the date of this Circular (or in the case of forward-looking statements in a document incorporated by reference herein, as of the date indicated in such document). Contango and Dolly Varden disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SCIENTIFIC AND TECHNICAL INFORMATION

All mineral reserves and mineral resources for Dolly Varden have been estimated in accordance with the CIM Definition Standards and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the Company Projects is contained in the Company AIF incorporated by reference into this Circular, and the Company Technical Report is available under Dolly Varden's profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Unless otherwise indicated, scientific or technical information in this Circular (or incorporated herein by reference) relating to Dolly Varden and its mineral projects is based on information prepared by employees of Dolly Varden, its joint venture partners or its joint venture operating companies, as applicable, in case, under the supervision of, or following review by, Robert van Egmond, P. Geo., Vice President Exploration of Dolly Varden. Mr. van Egmond: (a) is a "Qualified Person" as defined in NI 43-101; (b) is an officer or employee of Dolly Varden; and (c) has not received and will not receive a direct or indirect interest in any property of Dolly Varden or any of its associates or affiliates. As of the date hereof, Mr. van Egmond owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Dolly Varden or Contango and less than 1% of any outstanding class of securities of Dolly Varden and Contango's respective associates or affiliates.

See "Interests of Experts, Certain Persons and Companies".

CAUTIONARY NOTE TO SECURITYHOLDERS IN THE UNITED STATES CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Definition Standards.

In contrast, the SEC's rules for disclosure regarding mineral properties, including with respect to estimates of mineral reserves and mineral resources, are set forth in S-K 1300, which differs in certain material respects from NI 43-101. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties S-K 1300. Accordingly, readers are cautioned that information regarding the Company's mineral properties, including with respect to estimates of mineral reserves and mineral resources, contained or incorporated by reference herein are not directly comparable with, and may differ in certain material respects from, similar information disclosed by United States companies that disclose information regarding mineral properties in accordance with S-K 1300

NOTICE TO COMPANY SHAREHOLDERS IN THE UNITED STATES

THE ARRANGEMENT, AS WELL AS THE CONTANGO SHARES, THE ACQUIROR EXCHANGEABLE SHARES AND THE AMALCO EXCHANGEABLE SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Contango Shares, the Acquiror Exchangeable Shares and the Amalco Exchangeable Shares to be issued under the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption") and in compliance with the securities laws of each state of the United States in which the holders reside on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See "The Arrangement - Court Approval". The Contango Shares, the Acquiror Exchangeable Shares and the Amalco Exchangeable Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except for restrictions imposed by the U.S. Securities Act on the resale of such shares received pursuant to the Arrangement by persons who are, or within 90 days prior to the completion of the Arrangement, were, "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of the issuer of such securities. See "Regulatory Matters - U.S. Securities Law Matters".

Company Shareholders who are citizens or residents of the United States should be aware that the Arrangement may have both U.S. and Canadian tax consequences to them which may not be fully described in this Circular. For a general discussion of the Canadian and U.S. federal income tax consequences to investors who are resident in the United States, see "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada" and "Certain U.S. Federal Income Tax Considerations". U.S. holders are urged to consult their own tax advisors with respect to such U.S. and Canadian income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

The Company is a "foreign private issuer" within the meaning of Rule 3b-4 of the U.S. Exchange Act, and this solicitation of proxies is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Company Shareholders located or resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Dolly Varden incorporated by reference herein have been prepared in accordance with IFRS and have been subject to Canadian generally accepted auditing standards. Accordingly, the financial statements of Dolly Varden may not be comparable to financial statements prepared in accordance with U.S. GAAP. Scientific and technical information regarding Dolly Varden's properties, including estimates of mineral resources thereon, has been prepared in accordance with NI 43-101, which differs from the mineral disclosure standards adopted by the SEC under S-K 1300. Accordingly, the mineral resource estimates and other technical information included or incorporated by reference in this Circular regarding Dolly Varden's properties may not be comparable to information prepared by a U.S. company in accordance with the SEC's S-K 1300.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Dolly Varden and the Acquiror are organized under, and Amalco will exist under, the laws of a jurisdiction outside the United States, that their officers and directors include residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference may be residents of countries other than the United States, or that all or a substantial portion of the assets of Dolly Varden, the Acquiror, Amalco and such persons are located outside the United States. As a result, it may be difficult or impossible for Company Shareholders in the United States to effect service of process within the United States on Dolly Varden, the Acquiror, Amalco or such persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Company Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

GLOSSARY OF DEFINED TERMS

"Acquiror" means 1566004 B.C. Ltd., a company directly and wholly-owned by Callco, existing under the Laws of the Province of British Columbia, Canada and, following the consummation of the Amalgamation, means Amalco.

"Acquiror Board" means the Board of the Acquiror as the same is constituted from time to time.

"Acquiror Exchangeable Shares" means the exchangeable shares in the capital of the Acquiror, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions.

"Acquiror Insolvency Event" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement - the Acquiror Insolvency Event - Exchange Right".

"Acquiror Shares" means the common shares in the capital of the Acquiror.

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than a party or any of its affiliates) made after the date of the Arrangement Agreement (including, for greater certainty, amendments or variations after the date of the Arrangement Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of the Arrangement Agreement), relating to:

(a) any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i) the assets of either Dolly Varden or Contango or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such party and its Subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue, net income or earnings before interest, taxes, depreciation and amortization of such party and its Subsidiaries, taken as a whole; or

(ii) 20% or more of the issued and outstanding voting or equity securities (or securities convertible into, or exchangeable or exercisable for voting or equity securities) of either Dolly Varden or Contango or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such party and its Subsidiaries, taken as a whole;

(b) any take-over bid, tender offer, exchange offer, sale or treasury issuance of securities or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (or securities convertible into, or exchangeable or exercisable for voting or equity securities) of either Dolly Varden or Contango or any of its Subsidiaries, whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such party and its Subsidiaries, taken as a whole;

(c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification, winding-up or other similar transaction or series of transactions involving either Dolly Varden or Contango or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such party and its Subsidiaries, taken as a whole; or

(d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement.

"affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person.  For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Amalco" has the meaning ascribed to that term under "The Arrangement - Description of the Plan of Arrangement".

"Amalco Common Shares" means the common shares in the capital of Amalco.

"Amalco Exchangeable Shares" means the exchangeable shares to be issued by Amalco as contemplated by and defined in the Plan of Arrangement.

"Amalgamation" has the meaning ascribed to that term under "The Arrangement - Description of the Plan of Arrangement".

"Ancillary Right" has the meaning ascribed to that term under "Certain Canadian Federal Income Tax Considerations - Receipt of Ancillary Rights".

"Arrangement" means the arrangement of Dolly Varden under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court in the Interim Order or Final Order with the consent of Contango, the Acquiror and Dolly Varden, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated December 7, 2025, as amended on February 11, 2026, by and among Dolly Varden, Contango and the Acquiror, as amended from time to time.

"Arrangement Resolution" means the special resolution of Company Shareholders approving the Plan of Arrangement which is to be considered at the Meeting substantially in the form of Appendix "B" hereto.

"Automatic Exchange Right" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right."

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"BCSC" means British Columbia Securities Commission.

"Beneficiaries" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement".

"beneficial Company Shareholders" has the meaning ascribed to that term under "General Information About the Meeting and Voting - Voting and Other Meeting Activities".

"Big Bulk Project" means Dolly Varden's Big Bulk copper-gold project located in northwestern British Columbia.

"Blakes" means Blake, Cassels & Graydon LLP.

"Board" means, with respect to any person, the board of directors, board of managers or equivalent governing body of such person, as applicable, as the same is constituted from time to time.

"Board Recommendation" means the Company Board Recommendation or the Contango Board Recommendation, as applicable.

"Broadridge" has the meaning ascribed to that term under "General Information About the Meeting and Voting - Voting by Beneficial Company Shareholders".

"Business Day" means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia are closed or authorized to be closed.

"Callco" means 1566002 B.C. Unlimited Liability Company, an unlimited liability company, directly and wholly-owned by Contango, existing under the Laws of the Province of British Columbia, Canada.

"Callco Shares" means the common shares in the capital of Callco.

"Call Rights" means, collectively, the rights of Contango and Callco to purchase Exchangeable Shares pursuant to the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right and the Change of Law Call Right.

"Canadian Securities Laws" means the Securities Act and the securities legislation of each other province and territory of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Canadian Securities Authorities made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Canadian Securities Authorities" means, collectively, the BCSC, the CSA, and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.

"CDS" has the meaning ascribed to that term under "General Information About the Meeting and Voting - Voting by Beneficial Company Shareholders".

"Change" means any effect, fact, development, circumstance, event, occurrence or change.

"Change in Recommendation" means the circumstances where, prior to Dolly Varden having obtained the Company Shareholder Approval, in the case of Dolly Varden, or Contango having obtained the Contango Stockholder Approval, in the case of Contango, the Company Board or the Contango Board, as applicable, in a manner adverse to either of the other parties: (1) (A) fails to make the Company Board Recommendation or the Contango Board Recommendation, as applicable; (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Company Board Recommendation or the Contango Board Recommendation, as applicable; (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days after the public announcement of such Acquisition Proposal (or, if sooner, beyond the third Business Day prior to the date of the Meeting or the Contango Meeting, as applicable); (D) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 8.2(e)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or (E) fails to reaffirm the Company Board Recommendation or the Contango Board Recommendation, as applicable, within five Business Days (and in any case prior to the Meeting or the Contango Meeting, as applicable) after having been requested in writing by another party to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five Business Days after such request (or, if sooner, beyond the time of the Meeting or the Contango Meeting, as applicable) shall be considered a failure of the Board of such party to reaffirm its recommendation within the requisite time period); or (2) resolves or proposes to take any of the foregoing actions.

"Change of Law Call Date" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Change of Law Call Right".

"Change of Law Call Purchase Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Change of Law Call Right".

"Change of Law Call Right" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Change of Law Call Right".

"CIM Definition Standards" means CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

"Circular" means this Management Information Circular of Dolly Varden dated February 11, 2026.

"Closing" means the closing of the Arrangement and the other transactions contemplated in the Arrangement Agreement and Plan of Arrangement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Combined Company" means the consolidated business of Contango and Dolly Varden after the consummation of the Arrangement.

"Company" or "Dolly Varden" means Dolly Varden Silver Corporation, a corporation existing under the laws of the Province of British Columbia, Canada, and, following the consummation of the Amalgamation, means Amalco.

"Company AIF" has the meaning ascribed to that term under "Information Relating to Dolly Varden - Company Documents Incorporated by Reference."

"Company Board" means the Board of Dolly Varden as the same is constituted from time to time.

"Company Board Recommendation" means the unanimous determination of the Company Board, after consultation with its financial and legal advisors, that the Plan of Arrangement is fair to the Company Shareholders and is in the best interests of the Company and the recommendation of the Company Board to the Company Shareholders that the Company Shareholders vote in favour of the Arrangement Resolution.

"Company Disclosure Letter" means the disclosure letter delivered by the Company to the Contango concurrently with entering into the Arrangement Agreement.

"Company Locked-Up Shareholders" has the meaning ascribed to that term under "The Arrangement - Voting Support Agreements".

"Company Material Adverse Effect" means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Dolly Varden and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder;

(b) any changes in general political, economic or financial conditions in the United States or Canada;

(c) any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d) any generally applicable changes in IFRS;

(e) any natural disaster, war, armed hostilities or act of terrorism;

(f) any epidemic, pandemic or outbreak of illness, health crisis or public health event, or any worsening of any of the foregoing;

(g) conditions generally affecting the mining industry;

(h) any change in currency exchange, interest or inflation rates;

(i) any change in the market price of gold or silver; or

(j) any decrease in the market price or any decline in the trading volume of Company Shares on the TSXV (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence, circumstance or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a Company Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Dolly Varden and its Subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a "Company Material Adverse Effect" has occurred.

"Company Option" means an option to purchase a Company Share granted pursuant to the Company Option Plans.

"Company Option In-The-Money-Amount" in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Share that a holder of a Company Option is entitled to acquire on exercise of such Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Share.

"Company 2017 Option Plan" means the Company's Share Option Plan as amended and restated on May 18, 2017.

"Company 2022 Option Plan" means the Company's Stock Option Plan dated May 20, 2022.

"Company Option Plans" means, together, the Company 2017 Option Plan and the Company 2022 Option Plan, each being a "Company Option Plan".

"Company Projects" means, together, the Kitsault Valley Project and the Big Bulk Project.

"Company RSU" means a restricted share unit awarded pursuant to the Company RSU Plan.

"Company RSU Plan" means the Company's Restricted Share Unit Plan dated May 20, 2022.

"Company Securities" means, collectively, the Company Shares, the Company Options and the Company RSUs.

"Company Shareholder Approval" means the approval of the Arrangement Resolution by Company Shareholders at the Meeting in accordance with Section 2.2(c) of the Arrangement Agreement.

"Company Shareholder" means a registered or beneficial holder of Company Shares and, where the context so provides, includes joint holders of such Company Shares, including any holder of Company RSUs or Company Options that are exercised or settled for Company Shares prior to Contango's acquisition of Dolly Varden in the Arrangement.

"Company Special Committee" means the special committee of the Company Board.

"Company Technical Report" means the technical report titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" with an effective date of September 28, 2022, authored by Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo.

"Company Termination Fee Event" has the meaning ascribed to that term under "The Arrangement - Termination of the Arrangement Agreement - Termination Fee".

"Company Shares" means the common shares in the capital of Dolly Varden.

"Computershare" means Computershare Trust Company of Canada.

"Confidentiality Agreement" means the non-disclosure agreement dated as of August 14, 2025, by and between the Company and Contango as supplemented, amended, restated or otherwise modified from time to time.

"Consideration" means the consideration issuable pursuant to the Arrangement to a person who is a Company Shareholder.

"Consideration Shares" means the Contango Shares and Exchangeable Shares to be issued as Consideration pursuant to the Arrangement.

"Contango" means Contango ORE, Inc., a Delaware corporation.

"Contango Arrangement Proposal" means the proposal to be considered by the Contango Stockholders at the Contango Meeting to approve, as required by applicable Law (including MI 61-101 with respect to the issuance of Exchangeable Shares and Contango Shares and the rules of the NYSE-A and the TSXV), the issuance of Contango Shares and the Exchangeable Shares to Company Shareholders pursuant to the Arrangement and to approve such other actions as may be required in order to allow Contango to consummate the transactions contemplated by the Arrangement Agreement, including all actions necessary to create and permit the issuance of the Special Voting Share and to increase the authorized capital of Contango to permit the issuance of all Contango Shares issuable upon the exchange of, or otherwise in connection with, the Exchangeable Shares.

"Contango Board" means the Board of Contango as the same is constituted from time to time.

"Contango Board Recommendation" means the unanimous determination of the Contango Board, after consultation with its financial and legal advisors, that the Arrangement and entry into the Arrangement Agreement, and all acts and transactions contemplated thereby, are in the best interests of Contango and the Contango Stockholders and the recommendation of the Contango Board to the Contango Stockholders that they vote in favour of the Contango Arrangement Proposal.

"Contango Bylaws" means the Bylaws of Contango, dated September 1, 2010, amended by that certain Amendment No. 1 to the Bylaws, dated October 21, 2021, and as may be further amended from time to time.

"Contango Certificate of Incorporation" means the Certificate of Incorporation of Contango, dated September 1, 2010, as amended by that certain Certificate of Amendment to Certificate of Incorporation, dated December 11, 2020, and as may be further amended from time to time.

"Contango Charter Amendment" means the amendment to the Contango Certificate of Incorporation to increase the number of authorized Contango Shares from 45,000,000 shares to 250,000,000 shares.

"Contango Disclosure Letter" means the disclosure letter delivered by Contango to the Company concurrently with entering into the Arrangement Agreement.

"Contango Dividend Declaration Date" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Dividends and Other Distributions".

"Contango Extraordinary Transaction" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Contango Incentive Plan Proposal" has the meaning ascribed to that term under "The Arrangement - Contango Stockholder Approval".

"Contango Liquidation Event" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement - Contango Liquidation Event - Automatic Exchange Right".

"Contango Locked-Up Stockholders" means each of the directors and officers of Contango, Henry Gordon, Bill Armstrong, Kenneth R. Peak Marital Trust, Hexagon LLC, and Labyrinth Enterprises, LLC, each of whom have entered into a Contango Voting Agreement.

"Contango Material Adverse Effect" means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be, material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Contango and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder;

(b) any changes in general political, economic or financial conditions in the United States or Canada;

(c) any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d) any generally applicable changes in U.S. GAAP;

(e) any natural disaster, war, armed hostilities or act of terrorism;

(f) any epidemic, pandemic or outbreak of illness, health crisis or public health event, or any worsening of any of the foregoing;

(g) conditions generally affecting the mining industry;

(h) any change in currency exchange, interest or inflation rates;

(i) any change in the market price of gold or silver; or

(j) any decrease in the market price or any decline in the trading volume of Contango Shares on the NYSE-A (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Contango Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence, circumstance or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a Contango Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Contango and its Subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a "Contango Material Adverse Effect" has occurred.

"Contango Meeting" means the special meeting of Contango Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Contango Arrangement Proposal and for any other purpose as may be set out in the Contango Proxy Statement and agreed to in writing by Dolly Varden.

"Contango Proxy Statement" means the proxy statement on Schedule 14A to be distributed to the Contango Stockholders, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Contango Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

"Contango Stockholders" means a holder of one or more Contango Shares.

"Contango Stockholder Approval" means  the approval of the Contango Arrangement Proposal by the affirmative vote of Contango Stockholders required by the Contango Certificate of Incorporation and Contango Bylaws, the DGCL and the NYSE-A at the Contango Meeting, being the affirmative vote of a majority of the Contango Shares present in person (online) or represented by proxy and entitled to vote thereon.

"Contango Share Increase Proposal" has the meaning ascribed to that term under "The Arrangement - Contango Stockholder Approval".

"Contango Shares" means shares of voting common stock in the authorized share structure of Contango.

"Contango Termination Fee Event" has the meaning ascribed to that term in "The Arrangement - Termination of the Arrangement Agreement - Termination Fee".

"Contango Voting Agreements" means the voting support agreements (including all amendments thereto) between Company Shareholders and the Contango Locked-Up Stockholders.

"Court" means the Supreme Court of British Columbia.

"CSA" means the Canadian Securities Administrators.

"Current Market Price" has the meaning ascribed to that term in "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"DGCL" means the Delaware General Corporate Law.

"Depositary" means Computershare Investor Services Inc. or a bank or trust company selected by the Acquiror in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in a depositary agreement in form and substance reasonably acceptable to the parties.

"Dissent Rights" means the rights of dissent in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement, and any other order of the Court.

"Disposition" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders - U.S. Holders Exercising Dissent Rights".

"Dissenting Holder" means any registered Company Shareholder as of the Record Date for the Meeting who has duly and validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares.

"Dorsey" means Dorsey & Whitney LLP.

"D&O Company Locked-Up Shareholders" has the meaning ascribed to that term under "The Arrangement - Voting Support Agreements".

"DTC" means The Depository Trust Company.

"EDGAR" has the meaning ascribed to that term under "Notice Regarding Information".

"Effective Date" means the date upon which the Arrangement becomes effective, as set out in Section 2.10(a) of the Arrangement Agreement.

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

"Electing Company Shares" has the meaning ascribed to that term under "The Arrangement - Description of the Plan of Arrangement".

"Election Deadline" has the meaning ascribed to that term under "The Arrangement - Election and Exchange Procedure - Election for Exchangeable Shares and Procedure".

"Eligible Holder" means a Company Shareholder that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a "Canadian partnership" within the meaning of the Tax Act, other than a Canadian partnership all the members of which are exempt from tax under Part I of the Tax Act.

"Equivalent Dividend" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Exchangeable Share Support Agreement".

"Exchange Ratio" means 0.1652 of a Contango Share for each Company Share.

"Exchange Right" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement - the Acquiror Insolvency Event - Exchange Right".

"Exchangeable Share Consideration" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Exchangeable Share Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, the form of which are attached as Appendix "G" to this Circular.

"Exchangeable Share Support Agreement" means an agreement to be made among Contango, Callco and the Acquiror on the Effective Date and in connection with the Plan of Arrangement consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"Exchangeable Shares" means the Acquiror Exchangeable Shares and, following the consummation of the Amalgamation, means the Amalco Exchangeable Shares.

"Exchangeable Share Term Sheet" means the term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in Schedule E to the Arrangement Agreement.

"Exchangeable Shares Transfer Agent" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Exemptive Relief" has the meaning ascribed to that term under "Regulatory Matters - Canadian Securities Law Matters - Canadian Reporting Obligations of Contango and the Acquiror".

"Fairness Opinions" means, collectively, the Haywood Fairness Opinion and the Raymond James Fairness Opinion.

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, in a form and substance acceptable to Contango, the Acquiror and Dolly Varden, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Contango, the Acquiror and Dolly Varden, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, as affirmed or as amended on appeal (provided that any such amendment is acceptable to Contango, the Acquiror and Dolly Varden, each acting reasonably) unless such appeal is withdrawn, abandoned or denied.

"Financial Advisors" means, collectively, Haywood and Raymond James (and each, a "Financial Advisor").

"Fuse" means Fuse Advisors Inc.

"Governmental Entity" means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the NYSE-A and TSXV.

"Haywood" means Haywood Securities Inc.

"Haywood Fairness Opinion" has the meaning ascribed to that term under "The Arrangement - Haywood Fairness Opinion".  A copy of the Haywood Fairness Opinion is attached as Appendix "F" to this Circular.

"H&K" means Holland & Knight LLP.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted in Canada.

"including" means including without limitation, and "include" and "includes" have a corresponding meaning.

"Interim Order" means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA in a form and substance acceptable to Contango, the Acquiror and Dolly Varden, each acting reasonably, providing for, among other things, declaration and direction in respect of the notice to be given in respect of, and the calling and holding of the Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to Contango, the Acquiror and Dolly Varden, each acting reasonably).

"Intermediary" means a broker, investment dealer or other intermediary through which a Company Shareholder holds its Company Shares.

"IRS" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations".

"Johnson Tract Project" means the mineral rights to approximately 21,000 acres, located near tidewater, 125 miles southwest of Anchorage, Alaska, which Contango leases from Cook Inlet Region, Inc.

"Key Regulatory Approvals" means, as set out in Schedule C to the Arrangement Agreement, requisite approvals of the TSXV and NYSE-A.

"Key Third Party Consents" means, as set out in Schedule D to the Arrangement Agreement, requisite consents of Macquarie Bank Limited and ING Capital LLC with respect to Contango's senior credit facility.

"Kitsault Valley Project" means Dolly Varden's combined Kitsault Valley project located in northwestern British Columbia.

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSXV and the NYSE-A), and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities.

"Letter of Transmittal and Election Form" means the letter of transmittal and election form(s) for use by registered Company Shareholders, in the form accompanying the Circular (which will be reasonably acceptable to the Acquiror), providing for the Company Shareholder's election with respect to the Consideration and which will specify that delivery will be effected, and risk of loss and title to the Company Share certificates, if any, shall pass, only upon proper delivery of the Company Share certificates (or effective affidavits of loss in lieu thereof), if any, to the Depositary and which will be in such form and have such other customary provisions as the Company may specify (which shall be reasonably acceptable to the Acquiror).

"Liens" means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing

"Liquidation Amount" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Liquidation Call Purchase Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Liquidation Call Right" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Liquidation Date" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Lucky Shot Project" means the 8,600 acres of State of Alaska and patented mining claims located in the Willow Mining District about 75 miles north of Anchorage, Alaska, which Contango leases from Alaska Hard Rock, Inc.

"Major Company Locked-Up Shareholders" has the meaning ascribed to that term under "The Arrangement - Voting Support Agreements".

"Manh Choh Project" means the Main and North Manh Choh deposits within the Peak Gold JV Property.

"Mark-to-Market Election" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders - Tax Consequences if the Company is Classified as a PFIC".

"material fact" and "material change" have the meanings ascribed thereto in the Securities Act.

"Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

"Meeting Materials" has the meaning ascribed to that term under "General Information About the Meeting and Voting - Voting by Beneficial Company Shareholders".

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"misrepresentation" has the meaning ascribed to that term in the Securities Act.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 71-102" means National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers.

"Non-Electing Company Shares" has the meaning ascribed to that term under "The Arrangement - Description of the Plan of Arrangement".

"Non-Electing Shareholder" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders - Tax Consequences if the Company is Classified as a PFIC".

"non-U.S. Holder" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Non-U.S. Holders".

"Notice of Meeting" means the Notice of Special Meeting of Company Shareholders which is attached to this Circular.

"NYSE-A" means the NYSE American LLC.

"or" is intended to be inclusive and is deemed to mean "and/or."

"Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

"ordinary course of business" means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person.

"Outside Date" means May 7, 2026, or such later date as may be agreed to in writing by Contango, the Acquiror and Dolly Varden.

"Peak Gold JV" means Peak Gold, LLC, the joint venture entity that holds the Manh Choh Project, of which Contango holds a 30% interest and KG Mining (Alaska), Inc., an indirect subsidiary of Kinross Gold Corporation, holds the remaining 70% interest, and which is governed by the Amended and Restated Limited Liability Company Agreement of the Peak Gold JV, dated as of October 1, 2020, as the same may be amended, supplemented or otherwise modified from time to time.

"Peak Gold JV Property" means the 675,000 acres located near Tok, Alaska, which the Peak Gold JV leases from the Tetlin Tribal Council, and approximately 13,000 additional acres of State of Alaska mining claims.

"Permits" means any license, permit, certificate, consent, Order, grant, approval, classification, waiver, writ, consent, registration or other authorization of or from any Governmental Entity.

"Person" includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status.

"PFIC" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders - Tax Consequences if the Company is Classified as a PFIC".

"Plan of Arrangement" means the plan of arrangement of Dolly Varden, substantially in the form of Appendix "A" hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order.

"Proceeding" means legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations.

"Proposed Agreement" has the meaning ascribed to that term under "The Arrangement Agreement - Non-Solicitation and Acquisition Proposals - Superior Proposals and Right to Match".

"PwC" means PricewaterhouseCoopers.

"QEF Election" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders - Tax Consequences if the Company is Classified as a PFIC".

"Raymond James" means Raymond James Ltd.

"Raymond James Fairness Opinion" has the meaning ascribed to that term under "The Arrangement - Raymond James Fairness Opinion".  A copy of the Raymond James Fairness Opinion is attached as Appendix "E" to this Circular.

"Record Date" means February 5, 2026.

"Redemption Call Purchase Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Redemption Call Right" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Redemption Date" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Redemption Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Registered Plan" has the meaning ascribed to that term under "Eligibility for Investment".

"Regularly Traded Exception" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Tax Consequences to Non-U.S. Holders Arising from the Ownership and Disposition of Contango Shares or Exchangeable Shares - Sale or Other Taxable Disposition of Contango Shares or Exchangeable Shares".

"Reorganization" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Characterization of the Arrangement".

"Replacement Option" means options to purchase Contango Shares issued in exchange for the Company Options as set out in the Plan of Arrangement.

"Replacement Option In-The-Money-Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Contango Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Contango Share.

"Representatives" means with respect to any person, its and its Subsidiaries' officers, directors, employees, representatives (including any legal, accounting, tax, financial and other advisors) and agents.

"Response Period" has the meaning ascribed to that term under "The Arrangement Agreement - Non-Solicitation and Acquisition Proposals - Superior Proposals and Right to Match".

"Response to Petition" has the meaning ascribed to that term under "The Arrangement Agreement - Court Approval".

"Retracted Shares" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Retraction of Exchangeable Shares and Associated Call Right".

"Retraction Call Right" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Retraction of Exchangeable Shares and Associated Call Right".

"Retraction Call Right Purchase Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Retraction of Exchangeable Shares and Associated Call Right".

"Retraction Date" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Retraction of Exchangeable Shares and Associated Call Right".

"Retraction Price" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Retraction of Exchangeable Shares and Associated Call Right".

"Retraction Request" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Retraction of Exchangeable Shares and Associated Call Right".

"RSU Net Exercise Agreements" means, collectively, the agreements to be entered into by Dolly Varden and each holder of Company RSUs prior to the Effective Time providing for the net exercise of the Company RSUs in connection with the surrender and cancellation or redemption of the Company RSUs pursuant to the terms of the Company RSU Plan and in connection with the Arrangement, in a form to be agreed to by Dolly Varden and Contango, each acting reasonably.

"S-K 1300" means Subpart 229.1300 and Item 601(b)(96) of Regulation S-K under the U.S. Securities Act.

"SEC" means the United States Securities and Exchange Commission.

"Section 3(a)(10) Exemption" has the meaning ascribed to that term under "Notice to Company Shareholders in the United States".

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

"SEDAR+" has the meaning ascribed to that term under "Notice Regarding Information".

"Special Voting Share" means the special voting share of preferred stock in the capital of Contango, consistent with the terms set out in the Exchangeable Share Provisions.

"Stikeman" means Stikeman Elliott LLP.

"Stock Splits" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Distribution on Liquidation and Associated Call Right".

"Subsidiary" with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the Board or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person.

"Sunset Date" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Sunset Redemption" has the meaning ascribed to that term under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Redemption of Exchangeable Shares and Associated Call Right".

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal from an arm's length third party that is made after the date of the Arrangement Agreement to acquire all of the outstanding voting shares of Contango or the Company (the "Target") (other than voting shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of the Target and its Subsidiaries on a consolidated basis, and (a) that did not result from or arise in connection with a breach of the Arrangement Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (c) that, if it relates to the acquisition of voting shares of the Target, is made to all shareholders of the Target, other than the person or persons making such Acquisition Proposal, on the same terms and conditions; (d) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board of the Target, acting in good faith (and after receiving the advice of its outside legal advisors and financial advisors), that adequate arrangements have been made in respect of any required financing required to complete such Acquisition Proposal; (e) that is not subject to any due diligence or access condition; (f) that complies with Canadian Securities Laws or U.S. Securities Laws, as applicable; (g) in respect of which the Board of the Target unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors, financial advisors and, in the case of the Company Board, the Company Special Committee, that (A) failure to recommend such Acquisition Proposal to the shareholders of the Target would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the shareholders of the Target from a financial point of view than the transactions contemplated by the Arrangement Agreement, after taking into account any amendment to the terms of the Arrangement Agreement and the Plan of Arrangement proposed by the other parties pursuant to Section 9.3 of the Arrangement Agreement.

"Superior Proposal Notice" has the meaning ascribed to that term under The Arrangement Agreement - Non-Solicitation and Acquisition Proposals - Superior Proposals and Right to Match".

"tax" or "taxes" means any and all national, supranational, federal, provincial, state, regional, local or municipal and other taxes, levies, premiums, excises, fees, assessments, imposts, duties, and other similar charges imposed, assessed, or collected by a Governmental Entity, whether disputed or not, (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (a) taxes imposed on, or measured by gross or net income, franchise, profits, receipts, gains, windfalls, capital, production, or recapture and (b)              ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), government pension plan premiums or contributions, unemployment, health, employee health, worker's compensation, education, utility, severance, disability, excise, stamp, documentary, registration, environmental, alternative or add-on minimum, occupation, premium, transfer, land transfer and estimated taxes and customs duties.

"Tax Act" means the Income Tax Act (Canada).

"Termination Fee" means US$15,000,000.

"Transfer" means to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey with respect to any securities.

"Trustee" means a trustee to be mutually chosen by Contango and Dolly Varden, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement.

"TSX" means the Toronto Stock Exchange.

"TSXV" means the TSX Venture Exchange.

"U.S. Dollar Equivalent" means, in respect of any amount expressed in Canadian dollars (the "Canadian Dollar Amount"), the quotient obtained by dividing (i) the Canadian Dollar Amount by (ii) the "US Dollar" daily exchange rate published by the Bank of Canada on the Effective Date or, in the event such daily exchange rate is not available, the Canadian dollar-U.S.  dollar exchange rate on the Business Day immediately preceding the Effective Date, expressed in U.S.  dollars, as may be determined by Contango (which will be reasonably acceptable to the Company).

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"U.S. GAAP" means U.S. generally accepted accounting principles.

"U.S. Holder" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - U.S. Holders".

"USRPHC" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Tax Consequences to Non-U.S. Holders Arising from the Ownership and Disposition of Contango Shares or Exchangeable Shares - Taxation of Distributions on Contango Shares or Exchangeable Shares".

"USRPI" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Tax Consequences to Non-U.S. Holders Arising from the Ownership and Disposition of Contango Shares or Exchangeable Shares - Sale or Other Taxable Disposition of Contango Shares or Exchangeable Shares".

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended.

"U.S. Securities Laws" means the U.S. Securities Act, the U.S.  Exchange Act and all other applicable U.S.  federal securities laws.

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"U.S. Transferee PFIC Exception" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders - Tax Consequences if the Company is Classified as a PFIC".

"Voting and Exchange Trust Agreement" means an agreement to be made between Contango, Callco, the Acquiror and the Trustee on the Effective Date in connection with the Plan of Arrangement, consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"Voting Support Agreements" has the meaning ascribed to that term under "The Arrangement - Voting Support Agreements".

"VSA Subject Securities" has the meaning ascribed to that term under "The Arrangement - Voting Support Agreements".

"5% Shareholder" has the meaning ascribed to that term under "Certain U.S. Federal Income Tax Considerations - Tax Consequences to Non-U.S. Holders Arising from the Ownership and Disposition of Contango Shares or Exchangeable Shares - Sale or Other Taxable Disposition of Contango Shares or Exchangeable Shares".

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined under "Glossary of Defined Terms" in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

Purpose of the Meeting

The purpose of the Meeting is for Company Shareholders to consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution with respect to the Arrangement pursuant to the BCBCA involving, among other things, the acquisition by the Acquiror, an indirect wholly-owned Subsidiary of Contango, of all of the outstanding Company Shares  pursuant to the Arrangement Agreement all as more particularly described in this Circular; and to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Date, Time and Place

The Meeting will be held in person at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8 on March 17, 2026 at 10:00 a.m. (Vancouver time).

Record Date

The Record Date for determining the Company Shareholders entitled to receive notice of and to vote at the Meeting is February 5, 2026. Only Company Shareholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Background to the Arrangement

On December 7, 2025, Dolly Varden, Contango and the Acquiror entered into the Arrangement Agreement (as amended on February 11, 2026), which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of an extensive review process conducted by the Company Special Committee and the Company Board, with the assistance of independent legal and financial advisors, including multiple meetings to evaluate strategic alternatives, assess relative value and risk, review due diligence findings, negotiate key economic and structural terms, and consider deal protection provisions, culminating in the receipt by the Company Special Committee and the Company Board, respectively, of fairness opinions from Raymond James and Haywood. For a detailed description of the process leading to the Arrangement Agreement, including the principal events, negotiations and alternatives considered, see "The Arrangement - Background to the Arrangement".

Company Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders. The Company Board unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution.

See "The Arrangement - Company Shareholder Approval".

Summary of the Arrangement

On December 7, 2025, the Company, the Acquiror and Contango entered into the Arrangement Agreement (as amended on February 11, 2026), pursuant to which Contango agreed to indirectly acquire all of the issued and outstanding Company Shares to effect a "merger of equals" transaction. If the Arrangement Resolution is passed and all other conditions to closing of the Arrangement are satisfied or waived by the appropriate party, the Arrangement will be implemented by way of a Court-approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order, and Contango will acquire, through its indirect wholly-owned Subsidiary, the Acquiror, all of the issued and outstanding Company Shares.

In accordance with the Plan of Arrangement, commencing on the Effective Time, Company Shareholders (other than Dissenting Holders) will receive, for each Company Share held, 0.1652 of a Contango Share, or, if such Company Shareholder is an Eligible Holder and elects to receive Exchangeable Shares as the Consideration, 0.1652 of an Exchangeable Share.

If completed, the Arrangement will result in the Combined Company, and immediately following the Effective Time, former Company Shareholders and Contango Stockholders will each own approximately 50% of the outstanding shares of the Combined Company, deemed to be outstanding using the in-the-money treasury-stock method.

See "The Arrangement - Description of the Plan of Arrangement", "The Arrangement Agreement - Conditions Precedent to the Arrangement", "The Arrangement - Procedure for the Arrangement to Become Effective", "The Arrangement - Election and Exchange Procedure" and "Certain Canadian Federal Income Tax Considerations".

Dolly Varden

Dolly Varden is a company existing under the BCBCA with its principal business office located in Vancouver, British Columbia. The Company's primary business is the acquisition and exploration of mineral properties in Canada, with a focus on advancing its 100% owned Kitsault Valley Project, located in the Golden Triangle of British Columbia. In addition to the Kitsault Valley Project, Dolly Varden has consolidated a land package of six other properties in the same region as the Kitsault Valley Project. These six properties have historically been explored for gold, copper, silver, lead and zinc. The Company now holds a combined area of 100,000 hectares within the region.

See "Information Relating to Dolly Varden".

Contango

Contango ORE, Inc. was formed on September 1, 2010 as a Delaware corporation for the purpose of engaging in the exploration for and development of gold ore and associated minerals in the State of Alaska. Contango Shares are traded on the NYSE-A under the symbol "CTGO". Contango's head office is located at 516 2nd Avenue, Suite 401, Fairbanks, Alaska 99701. Its website address is https://www.contangoore.com/.See "Information Relating to Contango".

The Acquiror

1566004 B.C. Ltd. is a company incorporated under the BCBCA on December 3, 2025. The Acquiror currently has no material assets and, to date, the Acquiror has not carried on any business, except in accordance with its role as a party to the Arrangement Agreement. The Acquiror is a direct wholly-owned Subsidiary of Callco, and an indirect wholly-owned Subsidiary of Contango.

See "Information Relating to the Acquiror".

Callco

1566002 B.C. Unlimited Liability Company is an unlimited liability company existing under the laws of the Province of British Columbia, Canada and is a directly and wholly-owned Subsidiary of Contango formed for the purpose of effecting the Arrangement.

See "Information Relating to Callco".

Combined Company

On completion of the Arrangement, Contango will continue to be a corporation governed by the laws of Delaware as the Combined Company, and the Acquiror and Dolly Varden will continue to be companies governed by the BCBCA. After the Effective Date, Contango will indirectly own all of the outstanding Company Shares and Dolly Varden's operations will be managed and operated as a Subsidiary of the Combined Company. Two Business Days after Dolly Varden ceases to be a "public corporation" for purposes of the Tax Act, the Acquiror and Dolly Varden will complete the Amalgamation to form Amalco (subject to extension, as applicable).

See "Information Relating to the Combined Company".

Recommendation of the Company Board

Based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the Haywood Fairness Opinion (as discussed below) and other relevant matters, and having received the unanimous recommendation of the Company Special Committee, which takes into account, among other things, the Raymond James Fairness Opinion, the Company Board unanimously determined that the Arrangement is in the best interests of Dolly Varden and is fair to the Company Shareholders. The Company Board unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution.

See "The Arrangement - Recommendation of the Company Board".

Reasons for the Recommendations

In recommending the Arrangement, the Company Special Committee and the Company Board considered a number of potentially positive factors, including, but not limited to, the following (which factors are not necessarily presented in order of relative importance):

  Review of Strategic Alternatives. The Company Special Committee and the Company Board regularly review and assess strategic opportunities for the Company, which include the continued execution of a standalone business plan and potential mergers and acquisitions. To facilitate this review, the Company Board regularly hold strategy sessions and the Company regularly engages external financial and legal advisors to provide advice and analysis with respect to any such alternatives. The Company Special Committee and the Company Board after consultation with their financial advisors, determined that the proposed transaction with Contango was more favourable than other actionable alternatives available to the Company and that it was unlikely any person or group would be willing and able to propose a transaction that was on terms more favourable than the proposed transaction with Contango. The Arrangement Agreement also allows the Company Board, in certain circumstances and subject to certain conditions, to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal. See "Ability to Respond to Superior Proposals" below.

  Loss of Opportunity. The Company Special Committee and the Company Board considered the possibility that, if it declined to approve the Arrangement Agreement, there may not be another opportunity for Company Shareholders to receive comparable value in another transaction.

  Arm's Length Negotiations. Senior management, with the oversight and direction of the Company Board and with advice from the Company's legal and financial advisors, vigorously negotiated on an arm's length basis with Contango with respect to price and other terms and conditions of the Arrangement Agreement.

  Fairness Opinions. As described further below, the Company Board took into account the Haywood Fairness Opinion and the Company Special Committee took into account the Raymond James Fairness Opinion (which was provided on a fixed-fee basis), each of which provided that, as of December 7, 2025, and based on and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received under the Arrangement by the Company Shareholders was fair, from a financial point of view, to the Company Shareholders. See "The Arrangement - Raymond James Fairness Opinion", "The Arrangement - Haywood Fairness Opinion", Appendix "E" and Appendix "F" to this Circular.

  Equitable and Fair Treatment of All Stakeholders. In the view of the Company Special Committee and the Company Board, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly.

  Likelihood of Receiving Key Regulatory Approvals. The Company Special Committee and the Company Board took into the account the likelihood that the Arrangement will receive the Key Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals, and the covenants of Contango to use its commercially reasonable efforts to obtain the Key Regulatory Approvals.

  No Financing Condition. The Arrangement is not subject to a financing condition in favour of Contango.

  Timeline to Completion. The Company Special Committee and the Company Board believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the Outside Date.

  Retention of Key Employees, Combined Leadership and Governance. Following completion of the Arrangement, management of the Combined Company will draw upon the experience and expertise of both Dolly Varden and Contango with senior management and the Board including representatives from both companies. Such continuity is expected to increase the likelihood of the successful operation of each of the Company and Contango during the period prior to closing and of the Combined Company following closing.

  Voting Support Agreements. The Company Locked-Up Shareholders, who together hold or exercise control and direction over approximately 22% of the outstanding Company Shares, entered into the Company Voting Agreements pursuant to which the Company Locked-Up Shareholders agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution. Similarly, the Contango Locked-Up Stockholders, who together hold or exercise control and direction over approximately 22% of the outstanding Contango Shares, entered into the Contango Voting Agreements with Dolly Varden pursuant to which the Contango Locked-Up Stockholders agreed, among other things, to vote their Contango Shares in favour of the Contango Arrangement Proposal. See "The Arrangement - Voting Support Agreements".

  Tax Deferred Rollover. Company Shareholders who are Eligible Holders will have the opportunity to elect to receive Exchangeable Shares as the Consideration and, upon making a valid tax election with the Acquiror pursuant to section 85 of the Tax Act, may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares.

  Benefit to the Company, Employees and Stakeholders. The Arrangement is expected to benefit the Company, its employees and other stakeholders based upon several financial and operational synergies.

For a more in-depth discussion of the above noted reasons for the Company Board's recommendations, see "The Arrangement - Reasons for the Recommendations".

The reasons of the Company Special Committee and the Company Board contain forward-looking information and are subject to various risks and assumptions. See "Forward-Looking Statements".

In making its determination and recommendation, the Company Board also observed that a number of procedural safeguards were and are present to permit the Company Board to effectively represent the interests of Dolly Varden, the securityholders of Dolly Varden and Dolly Varden's other stakeholders, including, among others:

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Dolly Varden's ability to solicit interest from third parties, the Arrangement Agreement allows the Company Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and after the Company Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal. The Company is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement if, among other things, the Company pays the Termination Fee to Contango. Similarly, Contango must pay the Termination Fee to the Company if the Contango Board changes its recommendation, terminates the Arrangement Agreement and enters into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement. See "The Arrangement Agreement - Covenants - Non-Solicitation".

  Shareholder and Court Approvals. The Arrangement is subject to the following Company Shareholder and Court approvals, which protect Company Shareholders:

    The Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Meeting.

    The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Company Shareholders.

  Dissent Rights. The availability of the Dissent Rights to registered Company Shareholders with respect to the Arrangement.

The Company Board also considered a number of uncertainties, risks and other potential negative factors associated with the transaction, including the following:

  Non-Completion. The risks and costs to Dolly Varden if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships.

  Impact of Announcement on the Company. The fact that the announcement and pendency of the Arrangement, or the failure to complete the Arrangement, may result in significant costs to the Company and cause substantial harm to the Company's relationships with its employees (including making it more difficult to attract and retain key personnel) and other business partners.

  Conduct of Business Restrictions. The restrictions on the conduct of Dolly Varden's business prior to the completion of the Arrangement, requiring Dolly Varden to conduct its business in the ordinary course, subject to specific exceptions, which may delay or prevent Dolly Varden from undertaking business opportunities that may arise pending completion of the Arrangement.

  Tax Treatment. The disposition of Company Shares in exchange for Contango Shares in connection with the Arrangement would be taxable to Company Shareholders for Canadian income tax purposes other than Eligible Holders that elect to receive Exchangeable Shares and make a valid tax election with the Acquiror pursuant to Section 85 of the Tax Act to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares. While the exchange of Company Shares for Contango Shares or Exchangeable Shares and the Amalgamation, each pursuant to the Arrangement, is intended to constitute a single, integrated transaction qualifying as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code, if the Arrangement does not so qualify, the exchange of Company Shares or Exchangeable Shares would be taxable to Company Shareholders for U.S. federal income tax purposes.

  No Market Canvas; No Solicitation. While the Company continuously evaluates strategic opportunities, the Company did not conduct a broad market canvas or auction process to identify potential strategic counterparties and the Arrangement Agreement contains restrictions on the Company's ability to actively solicit competing bids to acquire it. See "The Arrangement Agreement - Covenants - Non-Solicitation".

  Termination Fee. The potential payment of the Termination Fee, being US$15,000,000, by Dolly Varden under certain circumstances specified in the Arrangement Agreement, and that such Termination Fee may act as a deterrent to the emergence of a Superior Proposal. Similarly, Contango is permitted to terminate the Arrangement Agreement in certain circumstances specified in the Arrangement Agreement upon payment of the Termination Fee to Dolly Varden. See "The Arrangement Agreement - Termination of the Arrangement Agreement - Termination Fee".

  Fees and Expenses. The fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated.

  Other Risks. The other risks associated with the Arrangement and the business of Dolly Varden, Contango and the Combined Company described under "Information Relating to Dolly Varden - Risk Factors", "Information Relating to Contango" and "Risk Factors". After taking into account all of the factors set forth above, as well as others, the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Arrangement were outweighed by the potential benefits of the Arrangement to the Company Shareholders.

The Company Special Committee and the Company Board also considered that the Arrangement Agreement contains customary deal protection provisions, including non-solicitation covenants, a fiduciary out and the Termination Fee in certain circumstances, which are intended to protect the integrity of the Arrangement while preserving the Company Board's ability to consider a bona fide Superior Proposal in accordance with its fiduciary duties. The Company Special Committee and the Company Board determined that these provisions, taken as a whole, are reasonable in light of the transaction and are not, in their view, preclusive of a competing proposal.

Raymond James Fairness Opinion

On December 7, 2025, Raymond James rendered its oral opinion to the Company Special Committee, which was subsequently confirmed in writing, to the effect that, as of December 7, 2025 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion (which was provided on a fixed-fee basis) and such other matters that Raymond James considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders. The Company has also agreed to reimburse Raymond James for its reasonable legal and out-of-pocket expenses and to indemnify Raymond James and certain of its related parties in respect of certain liabilities that might arise out of its engagement.

This summary of the Raymond James Fairness Opinion is qualified in its entirety by reference to the full text of the Raymond James Fairness Opinion. A copy of the Raymond James Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Raymond James, is attached as Appendix "E" to this Circular.

See "The Arrangement - Raymond James Fairness Opinion".

Haywood Fairness Opinion

On December 7, 2025, Haywood rendered its oral opinion to the Company Board, which was subsequently confirmed in writing, to the effect that, as of December 7, 2025 and, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Haywood as set forth in such opinion, the Consideration to be received by holders of Company Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders of Company Shares.

This summary of the Haywood Fairness Opinion is qualified in its entirety by reference to the full text of the Haywood Fairness Opinion. A copy of the Haywood Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Haywood, is attached as Appendix "F" to this Circular.

See "The Arrangement - Haywood Fairness Opinion".

Exchangeable Shares and Related Agreements

The Exchangeable Shares will be issued by the Acquiror, an indirect, wholly owned Subsidiary of Contango, and will carry, as nearly as possible, equivalent economic entitlements to those of the Contango Shares, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See "Risk Factors - Risks Relating to the Exchangeable Shares."

A Company Shareholder who is an Eligible Holder will have the opportunity (i) to elect to receive, for each Company Share, all or a portion of the Consideration in the form of 0.1652 of an Exchangeable Share, and (ii) where such Company Shareholder has validly elected to receive Exchangeable Shares as the Consideration, to make a joint tax election with the Acquiror to obtain a full or partial Canadian tax deferral of any capital gain that would otherwise arise on a disposition of their Company Shares.

Each Exchangeable Share is immediately exchangeable for one Contango Share at the discretion of the holder thereof, and entitles the holder to dividends equivalent to those paid on Contango Shares. Holders of Exchangeable Shares will be able to direct the voting of a proportionate number of votes at Contango Stockholder meetings through a Special Voting Share to be issued by Contango.

In connection with the Exchangeable Share structure, Contango, Callco and the Acquiror will enter into the Exchangeable Share Support Agreement, and Contango, Callco, the Acquiror and the Trustee will enter into the Voting and Exchange Trust Agreement.

Voting and Exchange Trust Agreement

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the Beneficiaries. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the voting rights attached to the Exchangeable Shares. Holders of Exchangeable Shares can direct the Trustee as to how to vote their Exchangeable Shares on an as-converted-to-Contango-Shares basis. The Trustee will hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries. See "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement".

Exchangeable Share Support Agreement

The Exchangeable Share Support Agreement will, among other things, provide Contango and Callco, in addition to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, the right to purchase Exchangeable Shares from the holders thereof (other than Contango and its affiliates) upon the occurrence of certain events, as specified in the Exchangeable Share Support Agreement. Further, the Exchangeable Share Support Agreement provides for the protection of the "economic equivalence" with respect to the Contango Shares and the Exchangeable Shares and for Contango to use its commercially reasonable efforts to effect the registration of the Contango Shares issued upon the exchange of Exchangeable Shares. See "Description of Exchangeable Shares and Related Agreements - Exchangeable Share Support Agreement".

For additional details regarding the terms of the Exchangeable Shares and the related agreements, see "Description of Exchangeable Shares and Related Agreements" in this Circular.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form has been mailed, together with this Circular, to each person who was a registered Company Shareholder on the Record Date. Each registered Company Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying certificate(s) representing Company Shares, if any, and all other required documents, in order to receive the Consideration to which such Company Shareholder is entitled under the Arrangement. It is recommended that Company Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying certificate(s) representing Company Shares, if any, to the Depositary as soon as possible. Registered Company Shareholders that hold their Company Shares in book-entry or other uncertificated form may deliver their Company Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form, in accordance with the instructions in the Letter of Transmittal and Election Form.

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Company Shareholder except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by Dolly Varden, Contango and the Acquiror that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) representing the Company Shares, if any, received with the Letter of Transmittal and Election Form will be promptly returned to the registered Company Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

See "The Arrangement - Letter of Transmittal and Election Form" and "The Arrangement - Beneficial Company Shareholders Receiving Contango Shares".

Election Procedure

Each Eligible Holder, or registered Company Shareholder holding Company Shares on behalf of an Eligible Holder (as applicable), will have the right to elect in the Letter of Transmittal and Election Form to receive the form of Consideration set out below. Each Company Shareholder who is not an Eligible Holder will not have the right to make an election and will receive 0.1652 of a Contango Share for each Company Share at the Effective Time of the Arrangement.

Eligible Holders whose Company Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those Company Shares, if any, and making, if applicable, an election with respect to the form of the Consideration they wish to receive.

If you are an Eligible Holder, to make a valid election as to the form of the Consideration that you wish to receive under the Arrangement, you (or your Intermediary on your behalf) must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing Company Shares, if any, to the Depositary prior to the Election Deadline. For greater certainty, references to the Election Deadline in this Circular include references to an alternative election to receive Exchangeable Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, as permitted by the Plan of Arrangement and as the context requires.

Only Eligible Holders may elect, in respect of all or any portion of their Company Shares, to receive, for each Company Share, 0.1652 of an Exchangeable Share. Company Shareholders who are Eligible Holders wishing to jointly file with the Acquiror a section 85 election under the Tax Act (in order to obtain a full or partial tax deferral for Canadian income tax purposes in respect of the transfer of their Company Shares) must elect to receive Exchangeable Shares as part of the Consideration in respect of such transfer. See "Election and Exchange Procedure - Tax Elections" and "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada".

An election to receive the form of Consideration Shares and file a section 85 election to obtain the full or partial tax deferral, as set out above, will have been properly made by Eligible Holders only if the Acquiror has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) representing the Company Shares, if any, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer, together with all other required documents.

The determination of Dolly Varden, Contango and the Acquiror as to whether elections have been properly made and when elections were received by the Depositary will be binding. ELIGIBLE HOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM DOLLY VARDEN, CONTANGO AND THE ACQUIROR DETERMINE THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY COMPANY SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, FOR EACH COMPANY SHARE, 0.1652 OF A CONTANGO SHARE. The Depositary may, with the agreement of Dolly Varden, Contango and the Acquiror, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

See "The Arrangement - Election and Exchange Procedure".

Beneficial Company Shareholders Receiving Contango Shares

Beneficial Company Shareholders that will receive Contango Shares as the Consideration under the Arrangement should be aware that such Contango Shares will be held in the name of Cede & Co on behalf of the Depository Trust Company ("DTC").  The Intermediary that the beneficial Company Shareholder deals with in respect of its Company Shares may or may not be able to accept Contango Shares held at the DTC. Beneficial Company Shareholders should contact such Intermediary to confirm whether any additional steps are required to receive Contango Shares including, but not limited to, actions relating to such beneficial Company Shareholder becoming a registered holder with respect to such Contango Shares, or to receive Exchangeable Shares in the case of beneficial Company Shareholders who are Eligible Holders.

No Fractional Shares

In no event will any Company Shareholder be entitled to a fractional Contango Share or a fractional Exchangeable Share. Where the aggregate number of Contango Shares or Exchangeable Shares, as the case may be, to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Contango Share or an Exchangeable Share being issuable, the number of Contango Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder will be rounded down to the nearest whole Contango Share or Exchangeable Share, as applicable. No payment or other adjustment shall be made with respect to the fractional interest so disregarded.

See "The Arrangement - Election and Exchange Procedure - No Fractional Shares".

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, Dolly Varden has agreed to, among other things, call the Meeting to seek the approval of Company Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order. The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement and any amendments thereto, copies of which are available on SEDAR+ at www.sedarplus.ca under Dolly Varden's profile and on EDGAR at www.sec.gov.

See "The Arrangement Agreement".

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type, which are summarized in this Circular.

See "The Arrangement Agreement - Covenants" and "The Arrangement Agreement - Representations and Warranties".

Conditions to the Arrangement

The obligations of Dolly Varden, Contango and the Acquiror to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in this Circular. These conditions include the receipt of the Company Shareholder Approval, the Contango Stockholder Approval, the Final Order and Key Regulatory Approvals and Key Third Party Consents and the absence of a Company Material Adverse Effect with respect to Dolly Varden or a Contango Material Adverse Effect with respect to Contango.

See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

Non-Solicitation Provisions

The Company  and Contango are each subject to restrictions on their ability to solicit proposals from third parties with respect to Acquisition Proposals, to provide non-public information to, or to participate or engage in discussions or negotiations with third parties or take certain other actions regarding any Acquisition Proposal, with customary exceptions for unsolicited Acquisition Proposals that the Company Board  or the Contango Board, as applicable, determines in good faith are, or would reasonably be expected to lead to, a Superior Proposal.

See "The Arrangement Agreement - Covenants - Non-Solicitation".

Termination of the Arrangement Agreement

The Arrangement Agreement contains certain termination rights, including, among others, (a) the right of either Dolly Varden, Contango or the Acquiror to terminate the Arrangement Agreement if the Arrangement is not completed on or prior to the Outside Date, subject to certain conditions, (b) the right of either Dolly Varden, Contango or the Acquiror to terminate the Arrangement Agreement if any applicable Law or Order has been enacted or made that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Dolly Varden, Contango or the Acquiror from consummating the Arrangement and such applicable Law, Order or enjoinment shall have become final and non-appealable, subject to certain conditions, (c) the right of either Dolly Varden, Contango or the Acquiror to terminate the Arrangement Agreement if the Company Shareholders or the Contango Stockholders fail to approve the Arrangement, (d) the right of either Dolly Varden or Contango to terminate the Arrangement Agreement due to a breach by the other party of its representations, warranties or covenants contained in the Arrangement Agreement which would cause certain conditions under the Arrangement to be unsatisfied, in each case, subject to certain conditions, and (e) the right of either Dolly Varden or Contango to terminate the Arrangement Agreement to enter into an agreement providing for a Superior Proposal in accordance with the non-solicitation obligations under the Arrangement Agreement, provided that such termination right expires after receipt of the Company Shareholder Approval or the Contango Stockholder Approval, as applicable.

See "The Arrangement Agreement - Termination of the Arrangement Agreement".

Termination Fee

If the Arrangement Agreement is terminated in certain specified circumstances, Contango or Dolly Varden would be required to pay the other party the Termination Fee.

See "The Arrangement Agreement - Termination of the Arrangement Agreement - Termination Fee".

Court Approval

The Arrangement requires approval by the Court under the BCBCA. Prior to the mailing of this Circular, Dolly Varden obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Appendix "C". A copy of the notice of hearing of petition in respect of the hearing of Dolly Varden's application for the Final Order is attached hereto as Appendix "D".

Subject to the receipt of the Company Shareholder Approval at the Meeting, the hearing of Dolly Varden's application for the Final Order is expected to take place on March 23, 2025 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time and by any method as the Court may direct. Any Company Shareholder or other person who will be entitled to receive securities pursuant to the Arrangement who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a Response to Petition and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix "C"  and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of Dolly Varden's application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view, and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, any of Dolly Varden, Contango, Callco and the Acquiror may determine not to complete the transaction contemplated by the Arrangement Agreement.

See "The Arrangement - Court Approval".

Description of the Plan of Arrangement and Arrangement Mechanics

At the Effective Time, the following principal steps, among other steps, will occur and will be deemed to occur without any further authorization, act or formality:

(a) Dissenting Shareholders. Company Shares held by Dissenting Holders shall be deemed to be transferred by such Dissenting Holders to the Company without any further act or formality by such holders, for the fair value of such Company Shares, and: (i) such Dissenting Holders shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Shares; and (ii) the Company shall be the holder of all of such Company Shares, free and clear of all Liens.

(b) Non-Electing Company Shares. Each Non-Electing Company Share will be transferred by the holders thereof to the Acquiror without any further authorization, act or formality by such holders, in exchange for the Consideration in the form of Contango Shares.

(c) Electing Company Shares. Each Electing Company Share will be transferred by the holders thereof to the Acquiror without any further authorization, act or formality by such holders, exchange for the Consideration in the form of Exchangeable Shares.

(d) Documents in Support of Exchangeable Share Structure. Contemporaneously with step (c) above, Contango, Callco and the Acquiror will execute the Exchangeable Share Support Agreement, and Contango, Callco, the Acquiror and the Trustee will execute the Voting and Exchange Trust Agreement.

(e) Amalgamation of the Company and the Acquiror. The Acquiror and Dolly Varden will complete the Amalgamation to form Amalco two Business Days after Dolly Varden ceases to be a "public corporation" for purposes of the Tax Act (subject to extension, as applicable).

See "The Arrangement - Description of the Plan of Arrangement", "The Arrangement - Procedure for the Arrangement to Become Effective", "The Arrangement - Election and Exchange Procedure" and "Certain Canadian Federal Income Tax Considerations".

Treatment of Outstanding Company Equity-Based Compensation

All unvested Company RSUs will be conditionally vested and, immediately prior to the Effective Time, surrendered and cancelled or redeemed for Company Shares so that holders of Company RSUs prior to the Effective Time will participate in the Arrangement as Company Shareholders and receive the same Consideration (including any election mechanics) as other Company Shareholders.

At the Effective Time, but not as part of the Arrangement, all outstanding Company Options that are not exercised prior to closing will be exchanged for Replacement Options to purchase Contango Shares, with the number of shares and exercise price adjusted by reference to the Exchange Ratio. The Replacement Options will continue to be governed by the terms and conditions of the applicable Company Option Plan.

See "The Arrangement - Description of the Arrangement", "The Arrangement - Interest of Certain Parties in the Arrangement - Company Options", "The Arrangement - Interest of Certain Parties in the Arrangement - Company RSUs", and "The Arrangement - Treatment of Outstanding Company Equity-Based Compensation".

Dissent Rights

Under the Interim Order, registered Company Shareholders as of the Record Date are entitled to Dissent Rights. Failure to strictly comply with the procedures specified in the BCBCA, as modified by the Interim Order, Plan of Arrangement, and any other order of the Court, may result in the loss of any Dissent Rights. Beneficial Company Shareholders as of the Record Date who wish to dissent should be aware that only registered Company Shareholders are entitled to Dissent Rights. Accordingly, a beneficial Company Shareholder desiring to exercise this right must make arrangements for the Company Shares beneficially owned by such Company Shareholder to be registered in the Company Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Dolly Varden or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder's behalf.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See "Rights of Dissenting Company Shareholders" and Appendix "K" of this Circular.

Stock Exchange Listing and Reporting Issuer Status

The Contango Shares currently trade on the NYSE-A under the symbol "CTGO". Contango will apply to list the Contango Shares issuable under the Arrangement on the NYSE-A and it is a condition of closing that Contango will have obtained approval for this listing (subject to customary conditions). In addition, Contango intends to apply to list on the TSX concurrently with the closing of the Arrangement.

Contango, the Acquiror and Amalco do not intend to apply to list the Exchangeable Shares on any stock exchange.

If the Arrangement is completed, Contango, the Acquiror and Amalco intend to have the Company Shares delisted from the TSXV and the NYSE-A. In addition, it is expected that Dolly Varden will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement. Contango, the Acquiror and Amalco expect that the Company Shares will also be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

Following completion of the Arrangement, Contango will become a reporting issuer in each of the provinces in Canada (except Quebec) by virtue of the completion of the Arrangement with Dolly Varden. Additionally, Contango intends to apply to list the Contango Shares on the TSX, and as a result, Contango will continue to be subject to Canadian continuous disclosure obligations under Canadian Securities Laws, including the requirement that its reporting insiders file reports with respect to, among other things, their beneficial ownership of, or control or direction over, securities of Contango and their interest in, and rights and obligations associated with, related financial instruments. Contango will be an "SEC Issuer" (as such term is defined under Canadian Securities Laws) and, therefore, in certain instances, may rely on available exemptions to satisfy its Canadian continuous disclosure and other reporting obligations by filing in Canada its periodic and current reports filed with the SEC, but it is possible that Contango will no longer qualify as an "SEC foreign issuer" (as such term is defined under Canadian Securities Laws) in which case Contango would not be entitled to additional exemptions available to foreign issuers under Canadian Securities Laws. See "Regulatory Matters - Stock Exchange Listings and Approvals" and "Regulatory Matters - Canadian Securities Law Matters".

Certain Canadian Federal Income Tax Considerations

Company Shareholders should carefully read the information in this Circular under "Certain Canadian Federal Income Tax Considerations" which qualifies the information set out below and should consult their own tax advisors.

Subject to the following paragraph, Company Shareholders who are residents of Canada for purposes of the Tax Act (including Eligible Holders that do not make a valid tax election as discussed below) will generally dispose of their Company Shares on a taxable basis under the Arrangement.

Company Shareholders who are Eligible Holders may elect to receive Consideration that includes Exchangeable Shares. An Eligible Holder who elects to receive Exchangeable Shares and who makes a valid tax election with the Acquiror may generally defer all or part of the Canadian income tax on any capital gain that would otherwise arise on the disposition of such holder's Company Shares under the Arrangement, subject to the limitations in the Tax Act (see "Certain Canadian Federal Income Tax Considerations - Exchange of Company Shares for Exchangeable Shares - Section 85 Election").

Any Exchangeable Shares acquired by an Eligible Holders will not constitute "qualified investments" under the Tax Act for any Registered Plan or a deferred profit sharing plan. Generally, any Company Shareholder that is a Registered Plan or a deferred profit sharing plan is not expected to elect to acquire Exchangeable Shares, under the Arrangement.  Accordingly, Company Shareholders that own Company Shares in Registered Plans or deferred profit sharing plans should consult their own tax advisors in respect of whether an election may or should be made by such holder to receive Exchangeable Shares under the Arrangement.

Company Shareholders who are not residents of Canada for purposes of the Tax Act immediately prior to the time of disposition of the Company Shares under the Arrangement and whose Company Shares are not "taxable Canadian property" for purposes of the Tax Act will generally not be subject to Canadian income tax under the Tax Act on the disposition of their Company Shares under the Arrangement.

See "Certain Canadian Federal Income Tax Considerations" in this Circular for a general summary of certain Canadian federal income tax considerations relevant to Company Shareholders.

Certain U.S. Federal Income Tax Considerations

The exchange of Company Shares for Contango Shares or Exchangeable Shares and the Amalgamation, each pursuant to the Arrangement, is intended to constitute a single, integrated transaction qualifying as a tax-deferred "reorganization" (a "Reorganization") within the meaning of Section 368(a) of the Code. The determination of whether the Arrangement will qualify as a Reorganization depends on the resolution of complex legal issues and facts, including the characterization of the Exchangeable Shares for U.S. federal income tax purposes. In addition, since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS or a U.S. court would not take the view that the Arrangement does not qualify as a Reorganization. Accordingly, there can be no assurance that the Arrangement will qualify as a Reorganization.

Neither the Company nor Contango has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. There can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Arrangement is treated as a Reorganization, and subject to special rules applicable to interests in "PFICs", as defined under the heading "Certain U.S. Federal Income Tax Considerations", Company Shareholders should not recognize gain or loss for U.S. federal income tax purposes pursuant to the exchange of Company Shares for Contango Shares or Exchangeable Shares in connection with the Arrangement.

The foregoing is only a brief summary of certain U.S. federal income tax consequences and is qualified in its entirety by the summary below entitled "Certain U.S. Federal Income Tax Considerations". Company Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them arising from or relating to the Arrangement and to the ownership and disposition of Contango Shares or Exchangeable Shares acquired pursuant to the Arrangement.

See "Certain U.S. Federal Income Tax Considerations" in this Circular for a general summary of certain U.S. federal income tax considerations relevant to Company Shareholders.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of Dolly Varden, the business of Contango, the business of the Combined Company, the Contango Shares and the Exchangeable Shares, all of which should be carefully considered by Company Shareholders.

See "Risk Factors - Risks Related to the Arrangement", "Information Relating to Dolly Varden - Risk Factors", "Information Relating to Contango", "Risk Factors - Risks Related to the Combined Company" and "Risk Factors - Risks Related to the Exchangeable Shares".

Certain Canadian Securities Laws Considerations

Dolly Varden is a reporting issuer subject to Canadian Securities Laws in each of the provinces of Canada (other than Quebec), including MI 61-101. In connection with its review and consideration of the Arrangement and the Arrangement Agreement, the Company Board reviewed the benefits that its directors and senior officers may receive in connection with the Arrangement. Upon its review, the Company Board determined that no directors, senior officers, or major shareholders are receiving collateral benefits in connection with the Arrangement; therefore, the Arrangement does not constitute a "business combination" under MI 61-101 and is not subject to its minority approval or valuation requirements. See "Regulatory Matters - Canadian Securities Law Matters".

United States Securities Law Matters

Exemptions from U.S. Registration

The Contango Shares, the Acquiror Exchangeable Shares and the Amalco Exchangeable Shares issuable in connection with the Arrangement will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) Exemption and in compliance with the securities laws of each state of the United States in which the holders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the general registration requirements under the U.S. Securities Act, a security that is issued in exchange for outstanding securities where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental entity expressly authorized by law to grant such approval. The Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Contango Shares and the Exchangeable Shares issued pursuant to the Arrangement. Prior to the hearing of the Final Order, the Court will be advised that the Contango Shares, the Acquiror Exchangeable Shares and the Amalco Exchangeable Shares will be issued in reliance upon the Section 3(a)(10) Exemption.

Resale of Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares in the United States

Company Shareholders who are not "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of Contango, the Acquiror or Amalco, as applicable, and have not been affiliates of Contango, the Acquiror or Dolly Varden, as applicable, within 90 days prior to the completion of the Arrangement, may resell Contango Shares, the Acquiror Exchangeable Shares or the Amalco Exchangeable Shares, respectively, issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act. Persons who were affiliates of Dolly Varden within 90 days prior to the completion of the Arrangement may be considered to have been affiliates of Amalco within such period. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its "affiliates" for purposes of Rule 144 of the U.S. Securities Act.

Company Shareholders who are affiliates (or, if applicable, former affiliates) of Contango or the Acquiror or Amalco may not be able to resell the Contango Shares, the Acquiror Exchangeable Shares or the Amalco Exchangeable Shares, respectively, that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. In general, persons who are affiliates of Contango, the Acquiror or Amalco or were affiliates of Contango, the Acquiror or Amalco within 90 days prior to the completion of the Arrangement will be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those Contango Shares, Acquiror Exchangeable Shares or Amalco Exchangeable Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding securities of such class or the average weekly trading volume of Contango Shares or the Exchangeable Shares, respectively, on a United States securities exchange or reported through the automated quotation system of a U.S. registered securities association during the four calendar week period preceding the date of the sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash or cash equivalents. If Contango, the Acquiror or Amalco were to be deemed to have ever been such an issuer, Rule 144 of the U.S. Securities Act may be unavailable for resales of the Contango Shares, the Acquiror Exchangeable Shares or the Amalco Exchangeable Shares, respectively, unless and until Contango, the Acquiror or Amalco, as applicable, has satisfied the applicable conditions.

Any Company Shareholder who is an affiliate (or, if applicable, former affiliate) of Contango, the Acquiror or Dolly Varden is urged to consult with its own legal advisor to ensure that any proposed resale of Contango Shares, Acquiror Exchangeable Shares or Amalco Exchangeable Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

Contango Shares Issuable upon Exchange of the Exchangeable Shares

The Contango Shares to be issued upon exchange of the Acquiror Exchangeable Shares and Amalco Exchangeable Shares are not covered by the Section 3(a)(10) Exemption and are subject to the registration requirements of the U.S. Securities Act. Pursuant to the Exchangeable Share Support Agreement, Contango will use reasonable best efforts to file, by or as promptly as practicable after the Effective Date, and cause to be effective as promptly as practicable thereafter a registration statement on Form S-3 (or any successor or other applicable form) under the U.S. Securities Act to register any and all of the Contango Shares to be issued or delivered to holders of the Acquiror Exchangeable Shares or Amalco Exchangeable Shares by Contango or Callco.

Provided that any exchange of the Exchangeable Shares occurs pursuant to an effective registration statement under the U.S. Securities Act, the Contango Shares that are issued upon such exchange to a person that is not, and has not been within the preceding three months, an affiliate of Contango, may be resold without restriction under the U.S. Securities Act. Such Contango Shares issued to a person that is, or has been within the preceding three months, an affiliate of Contango may not be resold except pursuant to registration under the U.S. Securities Act or an available exemption therefrom, such as Rule 144, if available. For more information regarding Rule 144, see "Regulatory Matters - United States Securities Law Matters - Resale of Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares in the United States".

Replacement Options and Contango Shares Issuable Upon Exercise of Replacement Options

The exchange of the Company Options for Replacement Options will occur pursuant to the existing terms of the Company Options and not pursuant to the Arrangement or the Section 3(a)(10) Exemption. The exercise of any Replacement Options will be subject to the registration requirements of the U.S. Securities Act. In the Arrangement Agreement, Contango has agreed to use reasonable best efforts to file a registration statement on Form S-8 or another applicable form with the SEC to register the Contango Shares issuable upon exercise of the Replacement Options under the U.S. Securities Act as promptly as practicable after the completion of the Arrangement, and to use reasonable best efforts to maintain the effectiveness of such registration statement (or any appropriate replacement registration statement) for as long as any Replacement Options remain outstanding.

Provided that any exercise of Replacement Options occurs pursuant to an effective registration statement, the Contango Shares that are issued upon such exercise to a person that is not, and has not been within the preceding three months, an affiliate of Contango, may be resold without restriction under the U.S. Securities Act. Such Contango Shares issued to a person that is, or has been within the preceding three months, an affiliate of Contango may not be resold except pursuant to registration under the U.S. Securities Act or an available exemption therefrom, such as Rule 144, if available.  For more information regarding Rule 144, see "Regulatory Matters - U.S. Securities Law Matters - Resale of Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares in the United States".

The foregoing discussion is only a general overview of the requirements of the U.S. Securities Laws that may be applicable to the resale of Contango Shares or Exchangeable Shares received pursuant to the Arrangement, the issuance and resale of Contango Shares to be issued upon exchange of Exchangeable Shares, and the issuance and resale of Contango Shares to be issued upon exercise of Replacement Options. Securityholders are urged to obtain legal advice to ensure that their exchange, exercise and resale of such securities complies with applicable U.S. Securities Laws. Further information applicable to U.S. Company Shareholders is disclosed in this Circular under "Regulatory Matters - U.S. Securities Law Matters".

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular ("Unaudited Pro Forma Financial Information") and was prepared based on the historical audited and unaudited consolidated financial statements of Contango and Dolly Varden, as indicated below, and is intended to provide information about how the Arrangement might have affected Contango's historical financial statements.

The unaudited pro forma condensed combined statements of operations ("Unaudited Pro Forma Statement of Operations") for the year ended December 31, 2024 and the nine months ended September 30, 2025, combines the historical audited and unaudited consolidated statements of operations of Contango for the corresponding periods, with the respective historical audited and unaudited consolidated income statements of Dolly Varden, as if the Arrangement had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet ("Unaudited Pro Forma Balance Sheet") as of September 30, 2025, combines the historical unaudited consolidated balance sheet of Contango and the historical unaudited consolidated statement of financial position of Dolly Varden each as of September 30, 2025, as if the Arrangement had occurred on September 30, 2025. The Unaudited Pro Forma Financial Information has been developed from and should be read in conjunction with: (i) the accompanying notes to the Unaudited Pro Forma Financial Information; (ii) the historical audited consolidated financial statements of Contango for the year ended December 31, 2024, included in Contango's Annual Report on Form 10-K, filed with the SEC on March 17, 2025, as amended on April 14, 2025; (iii) the historical unaudited condensed consolidated financial statements of Contango for the three and nine months ended September 30, 2025 and 2024, included in Contango's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2025; (iv) the historical audited consolidated financial statements of Dolly Varden for the year ended December 31, 2024 and 2023; (v) the historical unaudited condensed interim consolidated financial statements of Dolly Varden for the three and nine months ended September 30, 2025 and 2024; and (vi) other information relating to Contango and Dolly Varden contained in or incorporated by reference into this Circular.

The Unaudited Pro Forma Financial Information is presented applying guidance for an asset acquisition as Contango concluded that the acquired set of assets did not meet the U.S. GAAP definition of a business. An acquisition accounted as an asset acquisition requires an acquiring entity to allocate the cost of an asset acquisition to the net assets acquired generally based on their relative fair values. Goodwill is not recognized in an asset acquisition.

The Unaudited Pro Forma Financial Information is presented for informational purposes only. The information has been prepared in accordance with Article 11 of Regulation S-X of the SEC as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," using the assumptions set forth in the notes to the Unaudited Pro Forma Financial Information. The information has been adjusted to include estimated transaction accounting adjustments, which reflect the application of the accounting required by U.S. GAAP.

The information is not necessarily indicative of the financial position and results of operations that actually would have been achieved had the Arrangement occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined company. The Unaudited Pro Forma Financial Information also does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Arrangement, which are described in the section entitled "The Arrangement - Reasons for the Recommendations" and, accordingly, do not attempt to predict or suggest future results. See selected unaudited pro forma consolidated financial statements of the Combined Company included in Appendix "I" to this Circular under the heading "Pro Forma Capitalization".

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

Q.	What am I voting on?

A.	You are being asked to consider and, if thought advisable, approve the Arrangement involving, among other things, the acquisition by the Acquiror, an indirect wholly-owned Subsidiary of Contango, of all of the outstanding Company Shares pursuant to the Arrangement Agreement dated December 7, 2025, as amended on February 11, 2026, between Dolly Varden, Contango and the Acquiror.

Q.	Where and when will the Meeting be held?

A:	The Meeting will be held in person at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on March 17, 2026 at 10:00 a.m. Vancouver time).

Q.	What will I receive for my Company Shares under the Arrangement?

A.	Under the Arrangement and subject to the following paragraph, each Company Shareholder (other than any Company Shareholder exercising Dissent Rights) will receive, for each Company Share held, 0.1652 of a Contango Share.

A Company Shareholder who is an Eligible Holder will have the opportunity (i) to elect to receive, for each Company Share, in respect of all or any portion of their Company Shares, 0.1652 of an Exchangeable Share, and (ii) where such Company Shareholder has validly elected to receive Exchangeable Shares as the Consideration, to make a joint tax election with the Acquiror to obtain a full or partial Canadian tax deferral of any capital gain that would otherwise arise on a disposition of their Company Shares.

See "The Arrangement - Description of the Arrangement", "The Arrangement - Election and Exchange Procedure", "Description of Exchangeable Shares and Related Agreements", "Risk Factors - Risks Relating to the Exchangeable Shares", and "Certain Canadian Federal Income Tax Considerations".

In no event will any Company Shareholder be entitled to a fractional Contango Share or a fractional Exchangeable Share. Where the aggregate number of Contango Shares or Exchangeable Shares, as the case may be, to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Contango Share or an Exchangeable Share being issuable, the number of Contango Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder will be rounded down to the nearest whole Contango Share or Exchangeable Share, as the case may be. No payment or other adjustment shall be made with respect to the fractional interest so disregarded. See "The Arrangement - Election and Exchange Procedure - No Fractional Shares".

Q.	What are Exchangeable Shares and will the holders of Exchangeable Shares have voting rights?

A.	The Exchangeable Shares, together with the Ancillary Rights associated with them, are designed to provide, as nearly as possible, economic and voting rights that are equivalent to those of Contango Shares. Each Exchangeable Share is immediately exchangeable for one Contango Share and entitles the holder to dividends equivalent to those paid on Contango Shares. Holders of Exchangeable Shares will be able to direct the voting of a proportionate number of votes at Contango Stockholder meetings through a Special Voting Share to be issued by Contango to a Trustee for the benefit of all holders of Exchangeable Shares, pursuant to a Voting and Exchange Trust Agreement. The Contango Board will, prior to the Effective Time, create the Special Voting Share in the capital of Contango, which will, except as otherwise required by law, vote together with the Contango Shares as a single class. The aggregate voting rights attached to the Special Voting Share at a Contango Stockholder meeting shall consist of one vote per outstanding Exchangeable Share from time to time not owned by Contango and its affiliates (subject to any applicable change as contemplated by the provisions relating to economic equivalence under the Exchangeable Share Support Agreement) at the closing of business on the record date established by Contango or by applicable Law for which the Trustee shall have received voting instructions from the relevant holder of the Exchangeable Share. In the absence of instructions from such holder, the Trustee will not have or exercise voting rights with respect to such holder's Exchangeable Shares. The Special Voting Share will also entitle the holder thereof to receive a nominal distribution (US$0.01 in the aggregate) in priority to the Contango Shares upon any voluntary or involuntary liquidation, dissolution or winding up of Contango.

Holders of Exchangeable Shares will not be entitled to receive notice of and attend any meeting of the shareholders of the Acquiror or vote at any such meeting, other than as required by law.

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be amended, added to, changed or removed only with the approval of the holders of two-thirds of the Exchangeable Shares (excluding Exchangeable Shares held by Contango or any of its Subsidiaries).

Q.	Does the Company Board support the Arrangement?

A.	Yes. The Company Board has unanimously determined that the Arrangement is in the best interests of Dolly Varden and is fair to Company Shareholders, and the Company Board recommends that Company Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Company Board considered the recommendation from the Company Special Committee, as well as the factors described in this Circular under "The Arrangement - Reasons for the Recommendations".

Q.	Why should I support the Arrangement?

A.	In recommending that Company Shareholders vote in favor of the Arrangement Resolution, the Company Board considered a number of potentially positive factors, including, but not limited to (i) the ability of the Company Board to recommend a Superior Proposal; (ii) the opportunity the Consideration will provide Company Shareholders to participate in any future increase in value of the Combined Company; (iii) the possibility that there may not be another opportunity for Company Shareholders to receive comparable value; (iv) the likelihood that the Key Regulatory Approvals will be received; (v) the Arrangement not being subject to a financing condition in favour of Contango; (vi) the likelihood that the Arrangement will be completed in accordance with its terms and within a reasonable time; (vii) the planned continuity and combined experience and expertise of key employees and senior management; (viii) the Voting Support Agreements; (ix) the opportunity for Eligible Holders to elect to receive Exchangeable Shares as the Consideration and defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares.

See "The Arrangement - Reasons for the Recommendations".

Q.	Did the Company Board obtain a fairness opinion?

A.

Yes, the following fairness opinions were obtained by the Company Special Committee and the Company Board, respectively:

  Raymond James rendered an opinion to the Company Special Committee that, as of December 7, 2025 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Raymond James considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders; and

  Haywood rendered an opinion to the Company Board that, as of December 7, 2025 and, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Haywood as set forth in such opinion, the Consideration to be received by holders of Company Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders of Company Shares.

Q.	What approvals are required by Company Shareholders at the Meeting?

A.

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders. See "The Arrangement - Company Shareholder Approval".

Q.	What other approvals are required for the Arrangement?

A.

The Arrangement is subject to, inter alia, receipt of the Contango Stockholder Approval, the Key Regulatory Approvals and the Key Third Party Consents, the listing on the NYSE-A of the Contango Shares to be issued and that are issuable in connection with the Arrangement, and no more than 5% of the available Dissent Rights being exercised by Company Shareholders in respect of the Arrangement. The Contango Arrangement Proposal and the Contango Share Increase Proposal are cross-conditioned on the approval of each other, while the Contango Incentive Plan Proposal is not conditioned on approval of the other proposals. See "The Arrangement - Contango Stockholder Approval" and "Regulatory Matters".

The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable. The Company will apply to the Court for this order if the Company Shareholders approve the Arrangement at the Meeting. See "The Arrangement - Court Approval".

Q.	When will the Arrangement become effective?

A.

Subject to obtaining the Court and Key Regulatory Approvals described above, as well as the satisfaction of all other conditions precedent, if Company Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in March of 2026.

Q.	What will happen to Dolly Varden if the Arrangement is completed?

A.	If the Arrangement is completed, the Acquiror will acquire all of the Company Shares, and Dolly Varden will become an indirect wholly-owned Subsidiary of Contango. Contango and the Acquiror intend to have the Company Shares delisted from the TSXV and the NYSE-A. In addition, it is expected that Dolly Varden will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement. The Company Shares will also be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

If the Arrangement is completed, the Acquiror and Dolly Varden will complete the Amalgamation to form Amalco two Business Days after Dolly Varden ceases to be a "public corporation" for purposes of the Tax Act (subject to extension, as applicable).

Q.	Who will be the directors and executive officers of the Combined Company following the Arrangement?

A.	Pursuant to the Arrangement Agreement, at the Effective Time, the Contango Board will be comprised of seven directors, consisting of four from Contango (Clynton Nauman as Chairman, Brad Juneau, Mike Cinnamond and Rick Van Nieuwenhuyse) and three from Dolly Varden (Darren Devine, Forrester (Tim) Clark and Shawn Khunkhun). Additionally, at the Effective Time, the executive officers of Contango will include Rick Van Nieuwenhuyse as Chief Executive Officer, Shawn Khunkhun as President, and Michael Clark as Executive Vice President and Chief Financial Officer.

Q.	Are the Contango Shares and Exchangeable Shares listed on a stock exchange?

A.	The Contango Shares currently trade on the NYSE-A under the symbol "CTGO". Contango will apply to list the Contango Shares issuable under the Arrangement on the NYSE-A and it is a condition of closing that Contango will have obtained approval for this listing (subject to customary conditions). In addition, Contango intends to apply to list on the TSX concurrently with the closing of the Arrangement. Contango and the Acquiror do not intend to list the Exchangeable Shares issuable under the Arrangement on any stock exchange. See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

Q.	How do I elect to receive my Consideration under the Arrangement?

A.	Each registered Company Shareholder who is an Eligible Holder will have the right to elect to receive his, her or its preferred form of the Consideration (Contango Shares or Exchangeable Shares), in respect of all or any portion of their Company Shares, by delivering his, her or its duly completed Letter of Transmittal and Election Form, together with the certificate(s) representing the Company Shares (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement) to the Depositary prior to the Election Deadline.

An "Eligible Holder" is a Company Shareholder that is (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act or (ii) a "Canadian partnership" within the meaning of the Tax Act, other than a Canadian partnership all the members of which are exempt from tax under Part I of the Tax Act.

Each Company Shareholder who is not an Eligible Holder will not have the right to make an election, and will receive 0.1652 of a Contango Share for each Company Share at the Effective Time.

Company Shareholders who are Eligible Holders and whose Company Shares are registered in the name of an Intermediary should contact that Intermediary for instructions on making an election with respect to the form of the Consideration that they wish to receive.

For greater certainty, references to the Election Deadline in this Circular include references to an alternative election to receive Exchangeable Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, as permitted by the Plan of Arrangement and as the context requires.

See "The Arrangement - Election and Exchange Procedure" and "Description of Exchangeable Shares and Related Agreements".

Q	What happens if I do not make an election in respect of the Consideration I wish to receive under the Arrangement?

A.	Eligible Holders of Company Shares who do not make an election prior to the Election Deadline, or for whom Dolly Varden, Contango and the Acquiror determine that their election was not properly made with respect to any Company Shares, will be deemed to have elected to receive, for each Company Share, 0.1652 of a Contango Share. See "The Arrangement - Election and Exchange Procedure".

Q.	What are the Canadian federal income tax consequences of the Arrangement, and of the elections that I make with respect to the Arrangement?

A.	The exchange of Company Shares for Contango Shares will generally be a taxable disposition for Canadian income tax purposes. A taxable capital gain or allowable capital loss may be recognized by holders of Company Shares that exchange their Company Shares for Contango Shares based on their particular circumstances, as described further below in "Certain Canadian Federal Income Tax Considerations".

Only Eligible Holders may elect to receive Consideration consisting of Exchangeable Shares (or a mix of Exchangeable Shares and Contango Shares) in connection with the Arrangement. Furthermore, only such an Eligible Holder who validly elects (or for whom the registered holder validly elects) to receive Exchangeable Shares as part of the Consideration, prior to the Election Deadline will also be entitled to make a joint election (with the Acquiror) pursuant to section 85 of the Tax Act with respect to its transfer of its Company Shares to the Acquiror and receipt of the Consideration in respect thereof. All other Company Shareholders (including Eligible Holders who do not validly elect, prior to the Election Deadline, to receive Exchangeable Shares as part of the Consideration) will receive Consideration consisting of Contango Shares in connection with the Arrangement and will not be entitled to make a joint election pursuant to section 85 of the Tax Act.

Generally, an Eligible Holder who validly makes and files a joint election under section 85 of the Tax Act may obtain a full or partial deferral of any capital gain that would otherwise arise on the disposition of such Eligible Holder's Company Shares. The exchange of Company Shares for Consideration consisting of Exchangeable Shares will generally be a taxable event to an Eligible Holder who receives Exchangeable Shares and who does not validly make and file a joint election under section 85 of the Tax Act. Such Eligible Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of its Company Shares net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Eligible Holder of its Company Shares. Similarly, the exchange of Company Shares for Consideration consisting of Contango Shares will generally be a taxable event to any Company Shareholder who is a resident of Canada for purposes of the Tax Act (including Eligible Holders who do not validly elect to receive Exchangeable Shares as part of the Consideration prior to the Election Deadline). Company Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their Company Shares as "taxable Canadian property" will generally not be subject to Canadian income tax under the Tax Act on the disposition of the Company Shares under the Arrangement. Company Shareholders who are not residents of Canada for purposes of the Tax Act and that hold their Company Shares as "taxable Canadian property" may generally be subject to similar Canadian income tax considerations under the Tax Act as will apply to Company Shareholders who are resident of Canada for purposes of the Tax Act and are not Eligible Holders. See "Certain Canadian Federal Income Tax Considerations".

Discussion of Canadian income tax consequences in this Circular is not intended to be legal, business or tax advice and Company Shareholders are urged to consult their own legal and tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Contango Shares, depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares in connection with the Arrangement. Eligible Holders wishing to make the section 85 election should consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" for further details.

Any Exchangeable Shares acquired by Eligible Holders will not constitute "qualified investments" under the Tax Act for any Registered Plan or a deferred profit sharing plan. Generally, any Company Shareholder that is a Registered Plan or a deferred profit sharing plan is not expected to elect to acquire Exchangeable Shares, under the Arrangement. Accordingly, Company Shareholders who own Company Shares in Registered Plans or deferred profit sharing plans should consult their own tax advisors in respect of whether an election may or should be made by such holder to receive Exchangeable Shares under the Arrangement.

Q.	What are the U.S. federal income tax consequences of the Arrangement?

A.	The exchange of Company Shares for Contango Shares or Exchangeable Shares and the Amalgamation, each pursuant to the Arrangement, is intended to constitute a single, integrated transaction qualifying as a Reorganization. The determination of whether the Arrangement will qualify as a Reorganization depends on the resolution of complex legal issues and facts, including the characterization of the Exchangeable Shares for U.S. federal income tax purposes. In addition, since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS or a U.S. court would not take the view that the Arrangement does not qualify as a Reorganization. Accordingly, there can be no assurance that the Arrangement will qualify as a Reorganization.

Neither the Company nor Contango has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement.  There can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Arrangement is treated as a Reorganization, and subject to special rules applicable to interests in "PFICs", as defined under the heading "Certain U.S. Federal Income Tax Considerations", Company Shareholders should not recognize gain or loss for U.S. federal income tax purposes pursuant to the exchange of Company Shares for Contango Shares or Exchangeable Shares in connection with the Arrangement.

The foregoing is only a brief summary of certain U.S. federal income tax consequences and is qualified in its entirety by the summary below entitled "Certain U.S. Federal Income Tax Considerations". Company Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them arising from or relating to the Arrangement and to the ownership and disposition of Contango Shares or Exchangeable Shares acquired pursuant to the Arrangement.

Q.	Are there risks associated with the Exchangeable Shares?

A.	Yes. If you anticipate the need for immediate or near-term liquidity in your investment, you may wish to elect to receive the Consideration in Contango Shares rather than Exchangeable Shares. For a description of certain risks related to the Exchangeable Shares, see "Risk Factors - Risks Related to the Exchangeable Shares".

Q.	Are Company Shareholders entitled to Dissent Rights?

A.	Yes. Under the Interim Order, registered holders of Company Shares as of the Record Date are entitled to Dissent Rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order, the Plan of Arrangement, and any other order of the Court. Only registered Company Shareholders as of the Record Date are entitled to Dissent Rights. Accordingly, a beneficial Company Shareholder desiring to exercise Dissent Rights must make arrangements for the Company Shares beneficially owned by such Company Shareholder to be registered in the Company Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Dolly Varden or, alternatively, make arrangements for the registered holder of such Company Shares to dissent on the beneficial Company Shareholder's behalf.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See "Rights of Dissenting Company Shareholders".

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, upon the termination of the Arrangement Agreement, either Dolly Varden or Contango, as the case may be, will be required to pay to the Termination Fee of US$15,000,000 to the other in connection with such termination. If, for any reason, the Arrangement is not completed or its completion is materially delayed or the Arrangement Agreement is terminated, the market price of Company Shares may be materially adversely affected. The Company's business, financial condition or results of operations could also be subject to various material adverse consequences, including that Dolly Varden would remain liable for its own costs relating to the Arrangement. See "The Arrangement Agreement - Termination of the Arrangement Agreement" and "Risk Factors - Risks Related to the Arrangement".

Q.	How do I vote on the Arrangement Resolution?

A.	You should carefully read and consider the information contained in this Circular. Registered Company Shareholders should then vote by completing the enclosed form of proxy or, alternatively, over the internet or by telephone, in each case in accordance with the enclosed instructions. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor Toronto, ON M5H 4A6, in the enclosed envelope, by mail or by hand delivery, or by internet or by telephone, by 10:00 a.m. (Vancouver time) on March 13, 2026 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior to the date of the postponed or adjourned Meeting). Registered Company Shareholders may also vote online instead of by mail. To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a registered Company Shareholder on the voting website. The Company reserves the right to accept late proxies and to extend or waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy. See "General Information About the Meeting and Voting - Voting at the Meeting".

In many cases, Beneficial Company Shareholders receive voting instruction forms from Broadridge, which may permit voting by telephone or online (including at www.proxyvote.com), as directed on the voting instruction form.

If you have any questions or need help voting your Company Shares, please contact Dolly Varden's proxy solicitation agent, Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), by text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

If you hold your Company Shares through an Intermediary, please follow the instructions on the voting instruction form provided by such Intermediary to ensure that your vote is counted at the Meeting. See "General Information About the Meeting and Voting - Voting at the Meeting".

Q.	Should I send in my proxy now?

A.	Yes. To ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on March 13, 2026 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior to the date of the postponed or adjourned Meeting).

Q.	Should I send in my Letter of Transmittal and Election Form and Company Share certificates now?

A.	Yes. It is recommended that all registered Company Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying Company Share certificate(s), if any, to the Depositary as soon as possible. Registered Company Shareholders that hold their Company Shares in book-entry or other uncertificated form may deliver their Company Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form, in accordance with the instructions in the Letter of Transmittal and Election Form. If you are an Eligible Holder, to make a valid election as to the form of the Consideration that you wish to receive under the Arrangement, you must sign the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying Company Share certificate(s), if any, to the Depositary prior to the Election Deadline. If you fail to make a proper election by the Election Deadline, you will be deemed to have elected to receive, for each Company Share, 0.1652 of a Contango Share. Please be sure to use the Letter of Transmittal and Election Form. See "The Arrangement - Election and Exchange Procedure".

Q.	If my Company Shares are held by an Intermediary, will they vote my Company Shares or make an election for me?

A.	An Intermediary will vote the Company Shares held by you, or make an election on your behalf, only if you provide instructions to such Intermediary on how to vote or which election to make. If you fail to give proper instructions, those Company Shares will not be voted and no election will be made on your behalf. Company Shareholders should instruct their Intermediaries to vote their Company Shares and make an election on their behalf by following the instructions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Company Shares at the Meeting, you cannot vote those Company Shares beneficially owned by you at the Meeting. See "General Information About the Meeting and Voting - Voting at the Meeting".

An Eligible Holder who fails to make a proper election by the Election Deadline will be deemed to have elected to receive, for each Company Share, 0.1652 of a Contango Share. Please be sure to use the Letter of Transmittal and Election Form. See "The Arrangement - Election and Exchange Procedure".

Q.	When will I receive the Consideration payable to me under the Arrangement for my Company Shares?

A.	You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective and your Letter of Transmittal and Election Form and Company Share certificate(s), if any, and all other required documents are properly completed and received by the Depositary. It is anticipated that the Arrangement will be completed in March of 2026 assuming the Arrangement Resolution is approved, all Court and all other approvals have been obtained, and all other conditions of closing have been satisfied or waived. See "The Arrangement - Procedure for the Arrangement to Become Effective".

Q.	What happens if I send in my Company Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A.	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Company Share certificate(s), if any, will be returned promptly to you by the Depositary.

Q.	Can I revoke my vote after I have voted by proxy?

A.	Yes. A Company Shareholder executing the enclosed form of proxy has the right to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by Computershare before 10:00 a.m. (Vancouver time) on March 13, 2026 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior the date of the postponed or adjourned Meeting). A registered Company Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Company Shareholder wants to revoke his, her or its proxy and delivering this signed written document to (i) the principal office of Dolly Varden at 3123 - 595 Burrard Street Vancouver, BC V7X 1J1, attention: Ann Fehr, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or any adjournment of the Meeting, or (ii) the Chair of the Meeting at the Meeting or any postponement or adjournment thereof and prior to the vote in respect of the Arrangement Resolution or in any other way permitted by law.

If you hold your Company Shares through an Intermediary, the process to change or revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary. See "General Information About the Meeting and Voting - Revocation of Proxies".

Q.	Who can help answer my further questions?

A.	If you have any further questions about this Circular or the matters described in this Circular, please contact your professional advisor or Dolly Varden's proxy solicitation agent, Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), by text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Date, Time and Place

The Meeting will be held in person at the offices of Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8 on March 17, 2026 at 10:00 a.m. (Vancouver time).

Record Date

The Record Date for determining the Company Shareholders entitled to receive notice of and to vote at the Meeting is February 5, 2026. Only Company Shareholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Solicitation of Proxies

This Circular is furnished by management of Dolly Varden in connection with the solicitation of proxies for use at the Meeting and at any postponements or adjournments of the Meeting.

The solicitation of proxies by this Circular is being made by or on behalf of management of Dolly Varden. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited by telephone, over the internet, in writing or in person. The cost of the solicitation will be borne by Dolly Varden. In addition, Dolly Varden (for the Meeting) and Contango (for its stockholder meeting) have retained the services Laurel Hill as its strategic shareholder advisor and proxy solicitation agent for an aggregate fee of approximately C$90,000 and Dolly Varden and Contango have also agreed to reimburse Laurel Hill for out-of-pocket expenses and to indemnify it against certain liabilities arising out of or in connection with such engagement. The cost of the solicitation will be borne by Dolly Varden. If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), by text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

Quorum

The quorum for the Meeting is at least one person present in person or by proxy who, in the aggregate, hold or represent by proxy not less than 5% of the Company Shares entitled to be voted at the Meeting.

Persons Entitled to Vote

The authorized capital of Dolly Varden consists of an unlimited number of Company Shares.

The holders of Company Shares are entitled to receive notice of and to attend, and to cast one vote for each Company Share held by them at all meetings of Company Shareholders.

As of the date of this Circular, the only Person or company who are known to the directors and executive officers of Dolly Varden to beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of Dolly Varden's voting securities is Fury Gold Mines Limited, which exercises control or direction over 11,263,647 Company Shares, representing approximately 12.3% of the total number of Company Shares outstanding as of the date of this Circular.

Voting and Other Meeting Activities

Only registered Company Shareholders, or the Persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Each Company Share in existence as of the Record Date is entitled to one vote at the Meeting. See "General Information About the Meeting and Voting - Persons Entitled to Vote" for details of these voting rights. The list of Company Shareholders entitled to vote at the Meeting will be available for inspection during usual business hours at the principal office of Dolly Varden's transfer agent, Computershare, in Vancouver, British Columbia.

Registered Company Shareholders, or the Persons they appoint as their proxies, who attend the Meeting will be able to ask questions and vote at the Meeting, provided they comply with all of the requirements set out below under "General Information About the Meeting and Voting - Voting at the Meeting". Company Shareholders who beneficially own Company Shares that are registered in the name of an Intermediary or clearing agency ("beneficial Company Shareholders") and who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting and ask questions following conclusion of the formal business of the Meeting but will not be able to vote at the Meeting. See "General Information About the Meeting and Voting - Voting at the Meeting" below.

Voting by Beneficial Company Shareholders

While only registered Company Shareholders, or the Persons they appoint as their proxies, are permitted to attend and vote at the Meeting, in many cases Company Shares held by beneficial Company Shareholders are registered either:

(i) in the name of an Intermediary that the beneficial Company Shareholder deals with in respect of the Company Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds and registered educational savings plans and similar plans; or

(ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS") of which the Intermediary is a participant.

In accordance with Canadian Securities Law, Dolly Varden has distributed copies of the Notice of Meeting, this Circular, and the form of proxy and voting instruction form (collectively, the "Meeting Materials") to CDS and Intermediaries for onward distribution to beneficial Company Shareholders.

Intermediaries are required to forward Meeting Materials to beneficial Company Shareholders unless a beneficial Company Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies (such as Broadridge Financial Solutions Inc. ("Broadridge")) to forward the Meeting Materials to beneficial Company Shareholders. Generally, beneficial Company Shareholders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit beneficial Company Shareholders to direct the voting of the Company Shares they beneficially own. Beneficial Company Shareholders should follow the procedures set out below, depending on which type of form they receive.

(i) Voting Instruction Form. In most cases, a beneficial Company Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the beneficial Company Shareholder does not wish to attend and vote at the Meeting (or have another person attend and vote on the holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through the internet at www.proxyvote.com. If a beneficial Company Shareholder wishes to attend and vote at the Meeting in person (or have another Person attend and vote on the holder's behalf), the beneficial Company Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided by Broadridge and a form of proxy giving the right to attend and vote will be forwarded to the beneficial Company Shareholder; or

(ii) Form of Proxy. Less frequently, a beneficial Company Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Company Shares beneficially owned by the beneficial Company Shareholder but which is otherwise incomplete. If the beneficial Company Shareholder does not wish to attend and vote at the Meeting (or have another Person attend and vote on the beneficial Company Shareholder's behalf), the beneficial Company Shareholder must complete the form of proxy and deposit it with Computershare as described above. If a beneficial Company Shareholder wishes to attend and vote at the Meeting (or have another Person attend and vote on the beneficial Company Shareholder's behalf), the beneficial Company Shareholder must strike out the names of the Persons named in the proxy and insert the beneficial Company Shareholder's (or such other Person's) name in the blank space provided.

Beneficial Company Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Company Shares voted at the Meeting. The Company may also utilize the Broadridge QuickVote™ service to assist beneficial Company Shareholders with voting their Company Shares over the telephone. If you have any questions about the Meeting or voting your Company Shares, please contact Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect calls outside of North America), by text message by texting the word, INFO, to 416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

Voting at the Meeting

General

Only registered Company Shareholders, or the Persons they appoint as their proxies, who are present in person at the Meeting are able to vote during the Meeting.

Beneficial Company Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest and ask questions following conclusion of the formal business of the Meeting. This is because Dolly Varden and Computershare do not have a record of the beneficial Company Shareholders, and, as a result, will have no knowledge of beneficial Company Shareholders' shareholdings or entitlement to vote unless such beneficial Company Shareholders appoint themselves as proxyholders.

Beneficial Company Shareholders who wish to vote at the Meeting must appoint themselves as proxyholder by inserting the applicable beneficial Company Shareholder's name in the space provided on the voting instruction form sent to them and they must follow all of the applicable instructions, including the deadline, provided by their respective Intermediaries. See "General Information About the Meeting and Voting - Voting at the Meeting - Appointment of a Third Party as Proxy" and "General Information About the Meeting and Voting - Voting at the Meeting".

U.S. beneficial Company Shareholders who wish to attend and vote at the Meeting must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. Such U.S. beneficial Company Shareholder is encouraged to follow the instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from a broker, bank or other agent, to then register to attend the Meeting, U.S. beneficial Company Shareholders who wish to attend and vote at the Meeting must submit a copy of their legal proxies to Computershare. Requests for registration should be directed by mail to the attention of the Proxy Department of Computershare at 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 or by email at uslegalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. (Vancouver time) on March 13, 2026. Such U.S. beneficial Company Shareholders will receive a confirmation of their registrations by email after Computershare receives the submitted registration materials.

Appointment of a Third Party as a Proxy

The following applies to Company Shareholders who wish to appoint someone as their proxyholder other than the management nominees named in the form of proxy or voting instruction form. This includes beneficial Company Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting. Only registered Company Shareholders or validly appointed proxyholders are permitted to vote at the Meeting.

Company Shareholders who wish to appoint someone other than the management nominees as their proxyholder to attend and participate at the Meeting as their proxy and vote their Company Shares must submit their form of proxy or voting instruction form, as applicable, appointing that Person as proxyholder.

To appoint someone other than the management nominee(s) as proxyholder, insert that Person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once the form of proxy or voting instruction form (as applicable) has been submitted.

Beneficial Company Shareholders who wish to vote at the Meeting must insert their own name in the space provided on the voting instruction form sent to them by their respective Intermediaries, follow all of the applicable instructions provided by their respective Intermediaries and register themselves as their respective proxyholders, as described below. By doing so, beneficial Company Shareholders are instructing their respective Intermediaries to appoint them as proxyholder. It is important that beneficial Company Shareholders comply with the signature and return instructions provided by their respective Intermediaries.

Proxies

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a registered Company Shareholder. Registered Company Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a Person to attend and act as proxyholder at the Meeting. Registered Company Shareholders may use the enclosed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for a registered Company Shareholder at the Meeting, including any continuation after postponement or adjournment of the Meeting.

Appointment of Proxyholders

The persons specified in the enclosed form of proxy are directors or executive officers of Dolly Varden. A Company Shareholder has the right to appoint a Person (who need not be a Company Shareholder) to represent the Company Shareholder at the Meeting other than the Persons designated in the form of proxy. You may exercise such right by inserting the name in full of the desired Person in the blank space provided in the form of proxy. If you leave the space on the proxy form blank, the directors and officers of Dolly Varden named in the enclosed form of proxy are appointed to act as your proxyholder.

To be valid, a proxy must be signed by a Company Shareholder or Company Shareholder's attorney authorized in writing or, if a Company Shareholder is a corporation, by a duly authorized officer or attorney. Proxies must be received by Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor Toronto, ON M5H 4A6, in the enclosed envelope, by mail or by hand delivery, or by internet or by telephone, by 10:00 a.m. (Vancouver time) on March 13, 2026 (or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-business days) prior the date of the postponed or adjourned Meeting). Alternatively, registered Company Shareholders may also vote online instead of by mail. To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a registered Company Shareholder on the voting website. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at its discretion without notice.

Voting of Proxies

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Company Shares for you at the Meeting. The Company Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Company Shareholder on any ballot that may be called for and, if the Company Shareholder specifies a choice with respect to any matter to be acted upon, the Company Shares will be voted accordingly. If a choice is not so specified with respect to any such matter, and the Persons named in the enclosed form of proxy have been appointed as proxyholder, the Company Shares represented by such proxy will be voted IN FAVOUR of the approval of the Arrangement Resolution.

The enclosed form of proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting or if any other matters properly come before the Meeting, the proxyholder may vote your Company Shares as he or she considers best. The Company Board is not currently aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

Revocation of Proxies

In addition to revocation in any other manner permitted by Law, a Company Shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date and by delivering it to Computershare c/o Proxy Department at 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 before 10:00 a.m. (Vancouver time) on March 13, 2026, or at least 48 hours (excluding non-business days) prior to any reconvened Meeting in the event of an adjournment of the Meeting; or

(b) executing a valid notice of revocation and delivering such notice to (i) the principal office of Dolly Varden at 3123 - 595 Burrard Street Vancouver, BC V7X 1J1, attention: Ann Fehr, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, or (ii) the Chair of the Meeting at the Meeting prior to the commencement of voting in respect of the Arrangement Resolution.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. Beneficial Company Shareholders should follow the instructions provided by their Intermediary (including on the voting instruction form, if applicable) to change or revoke their voting instructions.

THE ARRANGEMENT

Background to the Arrangement

On the evening of December 7, 2025, Dolly Varden, Contango and the Acquiror entered into the Arrangement Agreement (as amended on February 11, 2026), which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm's length negotiations among representatives of Dolly Varden, Contango and the Acquiror and their respective legal and financial advisors.

The execution of the Arrangement Agreement was the culmination of significant effort by both the Company Board and management team ("Company Management" and with the Company Board, "Company Leadership") and Contango Board and management team ( "Contango Management" and together with the Contango Board, "Contango Leadership") to explore various business, operational and strategic growth opportunities with a view to enhancing each company's stockholder value, and is the result of arm's length negotiations among representatives from those leadership groups and their respective financial and legal advisors. The following is a summary of the principal events leading up to the execution and subsequent public announcement of the Arrangement Agreement on December 8, 2025.

Company Leadership routinely evaluate Dolly Varden's strategic direction, financial performance, and position and future business prospects in light of current and anticipated business and economic conditions, with a focus on generating long-term value for its shareholders. In connection with such evaluation, Company Leadership also reviews and assesses potential strategic alternatives available to Dolly Varden, including potential mergers and acquisitions. Dolly Varden has from time to time consulted with various financial advisors, including Haywood, to assist Company Leadership with such assessments.  On January 17, 2025, Company Leadership held an all-day planning session where various potential acquisition opportunities were discussed and it was decided that growth through acquisition was to be a goal for 2025.

Over the years, Company Management has met with Contango Management at various industry conferences, including at the Investor Brand Network's Investment Conference in New Orleans, Louisiana in November 2023 and 2024, and the Vancouver Resource Investment Conference in January 2023. Company Management and Contango Management generally discussed precious metal prices, the exploration and development space in general, as well as marketing strategies when they met, but they did not contemplate or discuss a potential transaction until early August 2025.

On August 2 and 3, 2025, Robert McLeod, a Director of Dolly Varden, and Rick Van Nieuwenhuyse, President, Chief Executive Officer and a Director of Contango, discussed a potential transaction with a third-party Canadian mining company ("Party A") on telephone calls. Dolly Varden and Contango were interested in Party A for strategic commercial reasons. However, on August 13, after several discussions between Contango, Dolly Varden and certain key advisors, Contango and Dolly Varden ultimately decided not to pursue acquiring Party A.

Following this decision, Mr. Khunkhun suggested merging Contango and Dolly Varden. Mr. Khunkhun cited Dolly Varden's Kitsault Valley Project and Contango's Johnson Tract Project both having similar high grades and being located near tidewater, and that both fit the direct ship ore model. At the time, both Company Leadership and Contango Leadership recognized the value in merging the companies together. Shortly thereafter, Messrs. McLeod and M. Clark held a Teams video conference to consider and discuss the merits of a potential transaction between Contango and Dolly Varden. The discussion focused on the synergies between both Contango and Dolly Varden, including complementary assets and strategies to create what could become a multi-billion-dollar company. Mr. M. Clark had a separate call with Messrs. McLeod and Khunkhun to discuss the merits of a transaction between Contango and Dolly Varden. Both companies agreed to enter into a customary, mutual confidentiality agreement (the "NDA") to allow their respective management teams to thoughtfully consider a potential transaction and evaluate each other's businesses, operations, assets and financial condition.

On August 13, 2025, representatives of Contango Leadership and Company Leadership met to discuss various strategic relationship opportunities with third parties, including banking and financing opportunities, and socialized the prospect of a potential transaction between the two companies.

On August 14, 2025, Messrs. Van Nieuwenhuyse, M. Clark, and Khunkhun corresponded via email, with Mr. M. Clark providing Mr. Khunkhun a draft of the NDA.

On August 15, 2025, Messrs. Van Nieuwenhuyse,  M. Clark, and Khunkhun, and Ms. Ann Fehr, Chief Financial Officer of Dolly Varden, discussed the NDA in email correspondence before Dolly Varden and Contango executed the NDA. The NDA was executed on August 14, 2025.

On August 18, 2025, Ms. Fehr and Mr. M. Clark held an in-person meeting at the Company's office to discuss each company's financial reporting and budgeting.

On August 19, 2025, Messrs. Van Nieuwenhuyse and Khunkhun discussed the Kitsault Valley Project on a telephone call. Mr. Khunkhun outlined the current work plan of the Kitsault Valley Project and expectations for adding additional resource resulting from the on-going drill program. He also discussed Dolly Varden's working relationship with various local communities.

On August 20, 2025, Messrs. Van Nieuwenhuyse and Khunkhun, and each of the technical teams of Contango and Dolly Varden, held a Teams videoconference to discuss technical due diligence on the projects of Dolly Varden and Contango.

On August 21, 2025, Messrs. Van Nieuwenhuyse and Khunkhun discussed certain key stockholders and the composition of the Board of the Combined Company. Mr. Khunkhun advised Mr. Van Nieuwenhuyse that the Company Board was supportive of a potential transaction with Contango.

On August 22, 2025, Messrs. Van Nieuwenhuyse and Khunkhun, and Forrester (Tim) Clark, a Director of Dolly Varden, discussed on a telephone call the potential transaction between Contango and Dolly Varden.

On August 29, 2025 Messrs. Khunkhun and Van Nieuwenhuyse discussed on a telephone call the high-level terms of a potential transaction, including the process and timeline, potential advisors for the transaction, transaction structure (including a merger, arrangement or business combination transaction), and composition of the Board of the Combined Company.

During this period, Company Management and Dolly Varden's technical team held multiple meetings to review progress on due diligence items including resource modeling, environmental review, status of agreements and relationship with First Nations and British Columbia's general business attitude towards mining.

On September 3, 2025, Messrs. Van Nieuwenhuyse, M. Clark and Khunkhun met in person at Dolly Varden's office in Vancouver, British Columbia to discuss the proposed transaction. Mr. Khunkhun presented more detailed terms for a potential arrangement transaction with Contango, including structuring as a merger of equals and proposing the composition of the Combined Company's Board and management. Messrs. Van Nieuwenhuyse and M. Clark believed that the proposed transaction presented by Mr. Khunkhun was in the best interest of Contango and its stockholders, and continued discussions regarding a term sheet for the potential transaction.

During this period, Mr. Khunkhun and Mr. Weymark held several meetings with Dolly Varden's technical team to review Contango's internal findings on the on-going drilling results and their implications for both resource upgrading and resource expansion.

On September 5, 2025, representatives of Dolly Varden provided representatives of Contango with a draft non-binding letter of intent (the "letter of intent") regarding the proposed transaction for their consideration and further discussion between the parties. Later that day, Messrs. Van Nieuwenhuyse, M. Clark, and representatives of Blakes, held a Teams video conference to discuss the structure for the potential transaction, including an arrangement.

On September 9, 2025, Messrs. Van Nieuwenhuyse and Khunkhun met in person in Beaver Creek, Colorado to discuss the terms of a potential arrangement transaction.

On September 13, 2025, Messrs. Khunkhun, Van Nieuwenhuyse and Brad Juneau, Chairman of the Board of Contango, met in person in Denver, Colorado to discuss the terms of a potential arrangement transaction. Later that day, the Contango Board held an in-person meeting for strategic planning in Denver, Colorado. Mr. Khunkhun joined part of the Contango Board meeting to provide information on Dolly Varden and discuss the potential transaction.

On September 15, 2025, Messrs. Van Nieuwenhuyse and Khunkhun met in person in Colorado Springs, Colorado to discuss the potential arrangement transaction and to exchange feedback from the Contango Board and Company Board.

On October 1, 2025, Messrs. Van Nieuwenhuyse and Khunkhun met in person in Vancouver, British Columbia to discuss Dolly Varden's drilling program status and the potential arrangement transaction.

On October 10, 2025, Mr. Van Nieuwenhuyse advised Mr. Khunkhun that the Contango Board met and requested additional due diligence materials, including additional drill results from Dolly Varden's 2025 drilling program at the Kitsault Valley Project so that Contango Leadership could further analyze the potential value of the Kitsault Valley Project.

On October 16, 2025, Messrs. Van Nieuwenhuyse and Khunkhun discussed on a telephone call updates regarding the potential transaction and terms of the letter of intent. The letter of intent laid the framework for negotiating and entering into a definitive agreement with respect to a proposed merger of equals. Following the call, representatives of Contango provided Dolly Varden with a revised letter of intent to update the proposed Combined Company Board representation. Messrs. Van Nieuwenhuyse and Khunkhun then discussed the letter of intent through email communications. Following further communication between Messrs. Van Nieuwenhuyse and Khunkhun, the letter of intent was executed by both Dolly Varden and Contango. Messrs. Van Nieuwenhuyse and Khunkhun then discussed that legal and financial advisors would be engaged for both parties and the related due diligence process to be undertaken by such advisors.

On October 17, 2025, the Company Board ratified and confirmed their approval of the letter of intent and creation of the Company Special Committee, consisting of two independent directors. Darren Devine, chair of the Company Board, was also appointed chair of the Company Special Committee. Following its formation, the Company Special Committee met with Stikeman, to review the process for the potential transaction, including with respect to due diligence and agreement negotiations.

On October 20, 2025, Mr. M. Clark, Ms. Fehr and PwC held a Teams video conference to discuss the tax structure of the Combined Company.

On October 21, 2025, the Company Special Committee met to discuss the potential structure for the proposed transaction and determined that tax planning would be supported by PwC. The potential consequences to shareholders from the proposed transaction were treated as key priority during these discussions.  On October 23, 2025, the Company executed an engagement letter with PwC for the procurement of such tax planning services.

On October 29, 2025, Messrs. Van Nieuwenhuyse and Khunkhun discussed in email correspondence additional rationale for the arrangement transaction. They also discussed potential talking points in preparation of a presentation deck for the Combined Company.

On October 31, 2025, Blakes circulated for discussion purposes an initial due diligence request list regarding Dolly Varden to Stikeman, with such list supplemented by additional request lists or correspondence over the course of the negotiations.

Following approval by the Company Special Committee on November 3, 2025, Dolly Varden formally engaged Haywood as a Financial Advisor on November 4, 2025.

The Company Special Committee held meetings on November 4, 2025 and November 11, 2025 to discuss the proposed treatment of equity compensation and contractual change of control rights and obligations with respect to certain members of the Company Board and key executive officers in connection with the completion of the Arrangement.  The Company Special Committee also discussed the NI 43-101 planned resource update, Critical Mineral Review risk and the need for a second, independent fairness opinion.  Company Management was then asked to obtain two quotes for the second fairness opinion to the Company Special Committee and to co-ordinate due diligence presentations to the Company Special Committee.

On November 5, 2025, Stikeman provided a due diligence request list regarding Contango to Blakes, with a similar process as outlined above occurring in respect of the due diligence review of Contango. Over the course of the negotiations, a due diligence review was carried out by each of the companies and their respective advisors.

Between November 13 and 15, 2025, Fuse and Mr. Van Egmond, VP Exploration, visited Contango's Manh Choh Project and Lucky Shot Project. On November 17, 2025, Fuse presented preliminary findings to the Company Special Committee and continued technical due diligence. Fuse delivered a final written report to the Company Special Committee on November 24, 2025.

On November 16, 2025, Stikeman provided an oral presentation of the results of its legal due diligence on Contango to the Company Special Committee.

On November 17, 2025 Blakes provided Stikeman and Dorsey, with an initial draft of the Arrangement Agreement. The draft Arrangement Agreement included, among other things, (i) representations, warranties and covenants of Contango and applicable to Dolly Varden, (ii) mutual non-solicitation covenants with customary exceptions, (iii) provisions allowing each party to terminate the Arrangement Agreement in order to accept a "superior proposal", subject to paying a reverse termination fee to the other, and (iv) provisions allowing either party to terminate the Arrangement Agreement if the other had suffered a material adverse effect or breached its non-solicitation covenants in any material respect.

On November 18, 2025, PwC presented a summary of its tax due diligence findings to the Company Special Committee.

Also on November 18, 2025, the Company Special Committee met to discuss the ongoing financial due diligence of Contango, which included a financial analysis discussion with Haywood. Haywood also presented its preliminary fairness opinion evaluations to the Company Special Committee at this time.

On November 19, 2025, the Company Special Committee met to discuss the recent presentations from Stikeman, Fuse, PwC and Haywood, and met with Stikeman to discuss procedural matters relating to the Arrangement.  The Company Special Committee concluded that there was no indication of any issues that would preclude continued discussion and negotiations with Contango.  The Company Special Committee continued its due diligence review of Contango through additional discussions with Dolly Varden's advisors and consultants between November 19 and 24, 2025.

On November 21, 2025, Dolly Varden formally engaged Raymond James to act as a Financial Advisor to the Company Special Committee and to provide the Raymond James Fairness Opinion to the Company Special Committee.

On November 26, 2025, Stikeman delivered a revised draft of the Arrangement Agreement to Blakes and H&K.

On November 26, 2025, the Company Special Committee held a meeting during which  it received an update from Company Management regarding the proposed transaction and reviewed outstanding due diligence matters.

On December 1, 2025, the Company Special Committee met with Dorsey to receive the U.S. legal due diligence report.

On December 1, 2025, Stikeman delivered an initial draft of the Plan of Arrangement to Blakes and H&K.

During the course of December 3, 2025 through December 7, 2025, Blakes and H&K, on the one hand, and Stikeman and Dorsey, on the other, exchanged revised drafts of the Arrangement Agreement and Plan of Arrangement.

On December 4, 2025, Dolly Varden and Contango agreed to the Exchange Ratio. Canaccord Genuity Corp., financial advisory to Contango, and Haywood determined the Exchange Ratio that would give effect to a merger of equals where existing Contango Stockholders and Company Shareholders would each own 50% of the shares of the Combined Company deemed to be outstanding using the fully diluted in-the-money treasury-stock-method (based on the number of Dolly Varden and Contango securities outstanding as of the date of the Arrangement Agreement).

On December 7, 2025, the Company Special Committee held a meeting and received the Raymond James Fairness Opinion and confirmed that the Arrangement and the Arrangement Agreement are in the best interests of Dolly Varden and, in particular, are fair to the Company Shareholders. The Company Special Committee resolved to recommend that the Company Board approve the Arrangement, authorize and approve the entering into of the Arrangement Agreement by Dolly Varden and recommend that the Company Shareholders vote in favour of the Arrangement and the Arrangement Resolution.

On December 7, 2025, following the Company Special Committee meeting, the Company Board convened a meeting in which the Company Special Committee presented their findings to the Company Board and recommended approval of the Arrangement and the Arrangement Agreement. At this meeting, Haywood then presented their financial analysis of the Exchange Ratio and provided the Company Board the Haywood Fairness Opinion.  The Company Board discussed, among other things, that the Exchange Ratio represented a competitive and desirable ratio to consummate a transaction with Dolly Varden due to, among other things, the benefits described in the section entitled "The Arrangement - Reasons for the Recommendations". Following discussion, the Company Board unanimously (i) determined that the Arrangement Agreement, the Plan of Arrangement and the transactions contemplated thereby were fair to, and in the best interests of, Dolly Varden and the Company Shareholders, (ii) approved and declared it advisable for Dolly Varden to enter into the Arrangement Agreement, the Plan of Arrangement and the transactions contemplated thereby, including the exchange of Company Shares with Contango Shares or Exchangeable Shares and (iii) resolved to recommend that the Company Shareholders approve the transaction.

Following the Company Board meeting on December 7, 2025, representatives of each of Dolly Varden and Contango, working with Stikeman, Dorsey, Blakes and H&K, finalized the Arrangement Agreement, Plan of Arrangement and all ancillary documentation. Later that evening, the parties executed and delivered the Arrangement Agreement and related documents.

On December 8, 2025 before the opening of the stock markets, Dolly Varden and Contango issued a joint news release publicly announcing the execution of the Arrangement Agreement and the proposed Arrangement that would combine the businesses of Dolly Varden and Contango.

On February 11, 2026, Dolly Varden, Contango and the Acquiror entered into an amending agreement pursuant to which the Arrangement Agreement and the Plan of Arrangement were amended to include reference to the Company 2017 Option Plan, which was previously inadvertently omitted.

Recommendation of the Company Special Committee

Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement and having considered the Raymond James Fairness Opinion, the Company Special Committee unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders, and the Arrangement and entering into the Arrangement Agreement are in the best interests of the Company. The Company Special Committee unanimously recommended that the Company Board approve the Arrangement Agreement and that the Company Board recommend that Company Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Company Board

Based on its considerations, investigations and deliberations, including consultation with its financial and legal advisors, the unanimous recommendation of the Company Special Committee, and the Haywood Fairness Opinion, the Company Board unanimously determined that the Arrangement is in the best interests of Dolly Varden and is fair to the Company Shareholders. The Company Board unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendations

In recommending that Company Shareholders vote in favor of the Arrangement Resolution, the Company Board and the Company Special Committee considered a number of potentially positive factors, including, but not limited to, the following (which factors are not necessarily presented in order of relative importance):

  Review of Strategic Alternatives. The Company Special Committee and the Company Board, after consultation with its financial advisors, considered the identity and potential strategic interest of other industry and financial counterparties for a potential transaction with Dolly Varden and the Company Board determined that it was unlikely any person or group would be willing and able to propose a transaction that was on terms (including price) more favourable to the Company, the Company Shareholders and other relevant Company stakeholders than the proposed transaction with Contango. The Company Board also considered Dolly Varden's standalone business strategy and concluded that the Consideration to be received by Company Shareholders pursuant to the Arrangement is more favorable to Company Shareholders than the alternative of remaining an independent public company and pursuing the Company's long-term plan (taking into account the associated risks, rewards and uncertainties).The Company Special Committee and the Company Board also took into account the provisions of the Arrangement Agreement allowing the Company Board, in certain circumstances and subject to certain conditions, to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal. See "Ability to Respond to Superior Proposals" below.

  Loss of Opportunity. The Company Special Committee and the Company Board considered the possibility that, if it declined to approve the Arrangement Agreement, there may not be another opportunity for Company Shareholders to receive comparable value in another transaction.

  Arm's Length Negotiations. Senior management, with the oversight and direction of the Company Board and with advice from the Company's legal and financial advisors, vigorously negotiated on an arm's length basis with Contango with respect to price and other terms and conditions of the Arrangement Agreement.

  Fairness Opinion of Raymond James. The Company Special Committee took into account the fact that Raymond James' compensation associated with the delivery of the Raymond James Fairness Opinion is not contingent, in whole or in part, upon the conclusions reached in the Raymond James Fairness Opinion or the outcome of the Arrangement. The Raymond James Fairness Opinion stated that, as of December 7, 2025 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Raymond James considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders. See "The Arrangement - Raymond James Fairness Opinion" and Appendix "E" to this Circular.

  Fairness Opinion of Haywood. The Company Board took into account the fact that Haywood delivered the Haywood Fairness Opinion to the Company Board. The Haywood  Fairness Opinion stated that, as December 7, 2025 and, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Haywood considered relevant, the Consideration to be received under the Arrangement by Company Shareholders was fair, from a financial point of view, to the Company Shareholders. See "The Arrangement - Haywood Fairness Opinion" and Appendix "F" to this Circular.

  Equitable and Fair Treatment of All Stakeholders. In the view of the Company Special Committee and the Company Board, the terms of the Arrangement Agreement treat all stakeholders of the Company equitably and fairly.

  Likelihood of Receiving Key Regulatory Approvals. The Company Special Committee  and the Company Board also took into the account the likelihood that the Arrangement will receive the Key Regulatory Approvals under applicable Laws, including the advice of its legal and other advisors in connection with such Key Regulatory Approvals, and the covenants of Contango to use its commercially reasonable efforts to obtain the Key Regulatory Approvals.

  No Financing Condition. The Arrangement is not subject to a financing condition in favour of Contango.

  Timeline to Completion. The Company Special Committee and the Company Board believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time and in any event prior to the Outside Date.

  Retention of Key Employees, Combined Leadership and Governance. The Company Special Committee and the Company Board believe that the Company being permitted to implement a retention plan for key employees in connection with the Arrangement would help ensure continuity of management and increase the likelihood of the successful operation of the Company during the period prior to closing and of the Combined Company following closing. Following completion of the Arrangement, management of the Combined Company will draw upon the experience and expertise of both Dolly Varden and Contango with senior management and the Board including representatives from both companies.

  Voting Support Agreements. The Company Locked-Up Shareholders, who include Dolly Varden's directors, officers and certain of its largest shareholders and who together hold or exercise control and direction over approximately 22% of the outstanding Company Shares, entered into the Company Voting Agreements pursuant to which the Company Locked-Up Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution. The Company Voting Agreements will terminate if the Arrangement Agreement is terminated, including if the Arrangement Agreement is terminated by Dolly Varden in accordance with the terms of such agreement to enter into a binding written agreement with respect to a Superior Proposal. Similarly, the Contango Locked-Up Stockholders, who together hold or exercise control and direction over approximately 22% of the outstanding Contango Shares, entered into the Contango Voting Agreements with Dolly Varden pursuant to which the Contango Locked-Up Stockholders agreed, among other things, to vote their Contango Shares in favour of the Contango Arrangement Proposal. See "The Arrangement - Voting Support Agreements".

  Benefit to the Company, Employees and Stakeholders. The Arrangement is expected to benefit the Company, its employees and other stakeholders based upon:

    Complementary Assets and High-Grade Projects. The Arrangement of Dolly Varden and Contango will result in a North American-focused multi-stage silver and gold company, with an asset portfolio ranging from advanced-stage exploration to current production. The Combined Company will also be able to leverage Contango's interest in the Manh Choh mine under joint venture with Kinross Gold Corporation, in Alaska, three high-grade development assets anchored by the Lucky Shot and Johnson Tract projects in Alaska, and the Kitsault Valley Project in British Columbia - all strategically located near existing infrastructure supporting a Direct Shipping Ore ("DSO") approach.

  The Combined Company being Well-Funded. Dolly Varden and Contango are expected to have combined cash on hand of over US$100 million and US$15 million in debt. Further, the Combined Company will have immediate annual cash flow from the producing high-grade Manh Choh gold mine located in Alaska, currently operated by Kinross Gold Corporation in a joint venture with Contango.
  Shared Capital Expenditure Strategy. Dolly Varden and Contango have a common development philosophy to pursue low-capital expenditure DSO projects that can be developed using existing processing facilities.
  Exploration Potential. The Combined Company will benefit from the track-record of high-grade exploration success across the combined portfolio of Dolly Varden and Contango.
  Enhanced Capital Markets Profile. Following completion of the Arrangement, shareholders of the Combined Company will benefit from greater critical mass with a combined market capitalization of approximately US$812 million (C$1.1 billion), as well as increased trading liquidity, index inclusion, research coverage and institutional ownership
  Expanded Presence. The intention is for the Combined Company to be listed on the NYSE-A and to apply to list on the TSX concurrently with the completion of the Arrangement.
  Tax Deferred Rollover. Company Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes Exchangeable Shares and to make a valid tax election with the Acquiror pursuant to section 85 of the Tax Act to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares.

The reasons of the Company Special Committee and Company Board contain forward-looking information and are subject to various risks and assumptions. See "Forward-Looking Statements".

In making its determination and recommendation, the Company Special Committee and the Company Board also observed that a number of procedural safeguards were and are present to permit the Company Board to effectively represent the interests of Dolly Varden, the Company Shareholders and Dolly Varden's other stakeholders, including, among others:

  Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Dolly Varden's ability to solicit interest from third parties, the Arrangement Agreement allows the Company Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Company Shareholders and after the Company Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal. The Company is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement if, among other things, the Company pays the Termination Fee to Contango. Similarly, Contango must pay the Termination Fee to the Company if the Contango Board changes its recommendation, terminates the Arrangement Agreement and enters into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement. See "The Arrangement Agreement - Covenants - Non-Solicitation".

  Shareholder and Court Approvals. The Arrangement is subject to the following Company Shareholder and Court approvals, which protect Company Shareholders:

    The Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Meeting.

    The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to securityholders of Dolly Varden.

  Dissent Rights. The availability of rights of dissent to registered Company Shareholders with respect to the Arrangement.

The Company Special Committee and the Company Board also considered a number of uncertainties, risks and other potential negative factors associated with the transaction, including the following:

  Non-Completion. The risks and costs to Dolly Varden if the Arrangement is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and stakeholder relationships.

  Impact of Announcement on the Company. The announcement and pendency of the Arrangement, or the failure to complete the Arrangement, may result in significant costs to the Company and cause substantial harm to the Company's relationships with its employees (including making it more difficult to attract and retain key personnel) and other business partners.

  Conduct of Business Restrictions. The restrictions on the conduct of Dolly Varden's business prior to the completion of the Arrangement, which require Dolly Varden to conduct its business in the ordinary course, subject to specific exceptions, may delay or prevent Dolly Varden from undertaking business opportunities that may arise pending completion of the Arrangement, including undertaking any development or exploration related activities.

  Tax Treatment. The disposition of Company Shares in exchange for Contango Shares in connection with the transaction would be taxable for Canadian income tax purposes to Company Shareholders other than Eligible Holders that elect to receive Exchangeable Shares and make a valid tax election with the Acquiror pursuant to Section 85 of the Tax Act to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their Company Shares for Exchangeable Shares. While the exchange of Company Shares for Contango Shares or Exchangeable Shares and the Amalgamation, each pursuant to the Arrangement, is intended to constitute a single, integrated transaction qualifying as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code, if the Arrangement does not so qualify, the exchange of Company Shares or Exchangeable Shares would be taxable to Company Shareholders for U.S. federal income tax purposes.

  No Market Canvas; No Solicitation. The Company did not conduct a broad market canvas or auction process to identify potential strategic counterparties and the restrictions in the Arrangement Agreement on the Company's ability to actively solicit competing bids to acquire it. See "The Arrangement Agreement - Termination of the Arrangement Agreement".

  Termination Fee. The potential payment of the Termination Fee, being US$15,000,000, by Dolly Varden under certain circumstances specified in the Arrangement Agreement, and that such Termination Fee may act as a deterrent to the emergence of a Superior Proposal.

  Fees and Expenses. The fees and expenses associated with the Arrangement, a significant portion of which will be incurred regardless of whether the Arrangement is consummated.

  Other Risks. The other risks associated with the Arrangement and the business of Dolly Varden, Contango and the Combined Company described under "Information Relating to Dolly Varden - Risk Factors", "Information Relating to Contango" and "Risk Factors".

After taking into account all of the factors set forth above, as well as others, the Company Special Committee and the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Arrangement were outweighed by the potential benefits of the Arrangement to the Company Shareholders.

The foregoing summary of the information and factors considered by the Company Special Committee and the Company Board is not intended to be exhaustive, but includes the material information and factors considered by the Company Board in their consideration of the Arrangement. In reaching their respective conclusions and recommendations, the Company Special Committee and the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered. The conclusions and recommendations of the Company Special Committee and the Company Board were made after consideration of the above-noted factors and in light of their own knowledge of the business, financial condition and prospects of Dolly Varden and were based upon the advice of the financial advisors and legal advisors of Dolly Varden. In addition, individual members of the Company Special Committee and the Company Board may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of the Company Special Committee and the Company Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in "Forward-Looking Statements" and "Risk Factors."

Raymond James Fairness Opinion

The Company Special Committee retained Raymond James as independent financial advisor to the Company Special Committee pursuant to a letter agreement dated as of November 21, 2025, for the purposes of, among other things, preparing and delivering the Raymond James Fairness Opinion (defined below). Raymond James was not engaged to prepare and has not prepared a formal valuation (as defined in MI 61-101) or appraisal of any of the assets or securities of the Company, Contango or any of their respective subsidiaries, and its opinion should not be construed as such.

Raymond James rendered an opinion to the Company Special Committee, which was subsequently confirmed by delivery of a written opinion to the Company Special Committee (the "Raymond James Fairness Opinion"), to the effect that, as of December 7, 2025 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion and such other matters that Raymond James considered relevant, the Consideration to be received by Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders.

The full text of the Raymond James Fairness Opinion dated December 7, 2025, which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with such opinion, is set out as Appendix "E" to this Circular. This summary of the Raymond James Fairness Opinion is qualified in its entirety by reference to the full text of the Raymond James Fairness Opinion. Company Shareholders are urged to read the Raymond James Fairness Opinion in its entirety

The Raymond James Fairness Opinion was provided to the Company Special Committee for its exclusive use only in considering the Arrangement. The Raymond James Fairness Opinion may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James, which consent has been obtained for purposes of the inclusion of the Raymond James Fairness Opinion in this Circular. The Raymond James Fairness Opinion was not intended to be and does not constitute a recommendation to the Company Special Committee or the Company Board as to any decision with respect to the Arrangement or to any shareholder as to how they should vote on the Arrangement at the Meeting, nor as an opinion concerning the trading price or value of any securities of the Company or Contango (including the Exchangeable Shares) at any time, including following the announcement, completion or termination of the Arrangement. The Raymond James Fairness Opinion is only one of a number of factors taken into consideration by the Company Special Committee in considering the Arrangement.

Pursuant to the terms of its engagement with the Company Special Committee, a fixed-fee is payable to Raymond James upon delivery of the Raymond James Fairness Opinion. No portion of Raymond James' compensation associated with the delivery of the Raymond James Fairness Opinion is contingent, in whole or in part, upon the conclusions reached in the Raymond James Fairness Opinion or the outcome of the Arrangement. The Company has also agreed to reimburse Raymond James for its reasonable legal and other out-of-pocket expenses and to indemnify Raymond James and certain of its related parties in respect of certain liabilities that might arise out of its engagement.

Neither Raymond James, nor any of its affiliates, is an "associated entity", an "affiliated entity" or an "issuer insider" (as such terms are defined under MI 61-101) of the Company or Contango.

During the past two years, Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Company, Contango or their respective affiliates, other than with respect to any services provided or amounts that were paid or are payable to Raymond James under its engagement with the Company Special Committee, acting as co-manager to Dolly Varden on its bought deal public offering of Company Shares and charity flow-through shares announced on March 4, 2024, acting as co-manager to Dolly Varden on its bought deal public offering of Company Shares and flow-through shares announced on August 19, 2024, acting as co-lead underwriter to Dolly Varden on its bought deal public offering of Company Shares, charity flow-through shares and flow-through shares announced on June 9, 2025 and acting as co-manager to Dolly Varden on its bought deal public offering of Company Shares, charity flow-through shares and flow-through shares announced on October 1, 2025. There are no other understandings, agreements or commitments between Raymond James and the Company, Contango or their respective affiliates with respect to any current or future business dealings which would be material to the Raymond James Fairness Opinion.

Raymond James may in the future provide financial advisory or investment banking services to the Company, Contango or their respective affiliates in the ordinary course of its businesses.

In the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Company, Contango or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Company, Contango or their respective affiliates or associates or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Contango or their respective affiliates or associates.

Haywood Fairness Opinion

In connection with the evaluation by the Company Board of the Arrangement, the Company Board received and considered, among other things, the Haywood Fairness Opinion, first provided orally and subsequently confirmed in writing.

The Company contacted Haywood on August 29, 2025 to regarding a potential advisory mandate to provide advice and assistance to the Company Board in evaluating the Arrangement, including the preparation and delivery to the Company Board of a financial opinion in connection therewith. The terms of the engagement were formalized pursuant to an engagement letter between the Company and Haywood dated November 4, 2025. On December 7, 2025 at a meeting of the Company Board, Haywood rendered its oral opinion, which was subsequently confirmed in writing (such written financial opinion being referred to herein as the "Haywood Fairness Opinion"), to the Company Board to the effect that, as of that date, and, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Haywood as set forth in the Haywood Fairness Opinion, the Consideration to be received by holders of Company Shares pursuant to the Arrangement was fair, from a financial point of view, to such holders of Company Shares.

The full text of the Haywood Fairness Opinion is attached hereto as Appendix "F" and incorporated by reference into this Circular. The Haywood Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Haywood in rendering the Haywood Fairness Opinion. Company Shareholders are urged to, and should, read the Haywood Fairness Opinion carefully and in its entirety. The Haywood Fairness Opinion is directed to the Company Board and only addresses, as of the date of the Haywood Fairness Opinion, the fairness, from a financial point of view, of the Consideration to be received by Company Shareholders. The Haywood Fairness Opinion does not address any other aspect of the transaction contemplated by the Arrangement Agreement and does not constitute a recommendation to Company Shareholders as to how to vote at the Meeting. The summary of the Haywood Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Haywood Fairness Opinion.

The Haywood Fairness Opinion was necessarily based on securities markets, economic and general business and financial conditions in effect on, and the information made available to Haywood as of, December 7, 2025. Events occurring after such date may affect the Haywood Fairness Opinion and the assumptions used in preparing it, and although Haywood reserved the right to change or withdraw the Haywood Fairness Opinion in such event, Haywood did not assume any obligation to advise any person of any such change or to update, revise or reaffirm the Haywood Fairness Opinion.

As compensation for its services relating to its engagement, the Company has agreed to pay Haywood a fee for its services as financial advisor that is contingent upon the successful completion of the Arrangement. In addition, the Company has agreed to reimburse Haywood for its reasonable out-of-pocket expenses and has agreed to indemnify Haywood and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Haywood or any of its affiliates against certain liabilities related to or arising out of Haywood's engagement.

Each Fairness Opinion was provided solely for the information of the Company Board (or Company Special Committee, as applicable) in connection with its evaluation of the Arrangement and does not constitute a recommendation to any Company Shareholder as to how to vote. The Fairness Opinions speak only as of their respective dates and are based on information and assumptions described therein.

Description of the Plan of Arrangement

The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix "A" to this Circular.

The Arrangement is being implemented pursuant to a statutory plan of arrangement under Division 5 of Part 9 the BCBCA. The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which the Acquiror, an indirect wholly-owned Subsidiary of Contango, will acquire all of the Company Shares.

If approved, the Arrangement will become effective at the Effective Time. Pursuant to the Plan of Arrangement, commencing immediately following the Effective Time, the following transactions will occur and will be deemed to occur in the following order, without any further act or formality effective as at five (5) minute intervals (in each case, unless otherwise specified):

(a) Dissenting Holders. The outstanding Company Shares held by Dissenting Holders will be deemed to be transferred by the Dissenting Holders to the Company without any further authorization, act or formality by such Dissenting Holders, in consideration for the right to receive an amount determined and payable in accordance with the Dissent Rights provisions in the Plan of Arrangement, being the fair value of the Company Shares, and

(i) such Dissenting Holders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value by the Company (using its own funds and not funds provided directly or indirectly by Contango, the Acquiror or any of their respective affiliates) for such Company Shares as set out in the Dissent Rights provisions in the Plan of Arrangement;

(ii) the names of such Dissenting Holders will be removed from the central securities register of Company Shares; and

(iii) the Company will be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens, and will be recorded as the registered holder thereof on the central securities register of Company Shares.

(b) Non-Electing Company Shares. Each outstanding Company Share, other than Company Shares held by holders that are Dissenting Holders described in paragraph (a) above or Electing Company Shares (collectively, the "Non-Electing Company Shares") will be transferred by the holders thereof to the Acquiror without any further authorization, act or formality by such holders, in exchange for the Consideration in the form of Contango Shares, and:

(i) contemporaneously with the steps set forth in (b) and (b)(ii), Callco shall issue to Contango, as consideration for the issue of Contango Shares, one fully paid and non-assessable Callco Share for each such Contango Share, and the capital account maintained by Callco in respect of Callco Shares shall be increased, in respect of each Callco Share issued, by an amount equal to C$[⬤] and Contango shall be entered in Callco's central securities register of Callco Shares;

(ii) contemporaneously with the steps set forth in (b) and (b)(i), the Acquiror shall issue to Callco, as consideration for the issue of the Callco Shares by Callco pursuant to subparagraph (b)(i) above, one fully paid and non-assessable Acquiror Share for each Callco Share, and the capital account maintained by the Acquiror in respect of the Acquiror Shares shall be increased, in respect of each Acquiror Share issued, by an amount equal to C$[⬤], and Callco shall be entered in the Acquiror's central securities register of the Acquiror Shares as the holder thereof;

(iii) the holders of such Non-Electing Company Shares will cease to be the holders of such Non-Electing Company Shares and to have any rights as holders of such Non-Electing Company Shares other than the right to receive the Consideration in the form of Contango Shares in accordance with the Plan of Arrangement;

(iv) the names of such holders will be removed from the central securities register of the Company Shares; and

(v) the Acquiror shall be deemed to be the legal and beneficial owner of such Non-Electing Company Shares so transferred, free and clear of all Liens and shall be recorded as the registered holder thereof on the central securities register for the Company Shares.

(c) Electing Company Shares. Each outstanding Company Share held by Eligible Holders who have (A) submitted a Letter of Transmittal and Election Form with respect to such Company Shares or (B) otherwise made an election to receive Exchangeable Shares for such Company Shares in a manner that is reasonably acceptable to Contango and the Company prior to the Effective Time (collectively, the "Electing Company Shares") will be transferred by holders thereof to the Acquiror without any further authorization, act or formality by such holders, in exchange for the Consideration in the form of Exchangeable Shares, and

(i) the holders of such Electing Company Shares will cease to be holders of such Electing Company Shares and to have any rights as holders of such Electing Company Shares other than the right to receive the Consideration in the form of Exchangeable Shares in accordance with the Plan of Arrangement;

(ii) the names of such holders will be removed from the central securities register of the Company Shares in respect of such Electing Company Shares; and

(iii) the Acquiror will be deemed to be the legal and beneficial owner of such Electing Company Shares so transferred, free and clear of all Liens, and will be recorded as the registered holder thereof on the central securities register for the Company Shares,  such that following the transactions contemplated by paragraph (a) and (b) above and this paragraph (c), the Acquiror will be the legal and beneficial owner of 100% of the Company Shares.

(d) Documents in Support of Exchangeable Share Structure. Contemporaneously with the step contemplated in paragraph (c), (i) Contango, Callco and the Acquiror will execute the Exchangeable Share Support Agreement which, among other things, will provide Contango and Callco, in addition to the rights contained in the Exchangeable Share Provisions (including the Retraction Call Right), the right to acquire Exchangeable Shares from the holders thereof (other than Contango and its Subsidiaries) upon the occurrence of certain events, as specified in the Exchangeable Share Support Agreement, and provide for the protection of the "economic equivalence" with respect to the Contango Shares of the Exchangeable Shares as nearly as possible, and (ii) Contango, Callco, the Acquiror and the Trustee will execute the Voting and Exchange Trust Agreement, which will, among other things, create a trust for the benefit of the Beneficiaries, whereby the Trustee will hold the Special Voting Share and be able to exercise the voting rights attached thereto;

(e) Amalgamation. On the date that is two Business Days after the Company files an election to cease to be a "public corporation" for purposes of the Tax Act (which filing will occur no later than five (5) Business Days following the Effective Date), and subject to extension, as applicable, to the day following the date that the Company Shares are officially delisted from every "designated stock exchange" within the meaning of the Tax Act:

(i) the Acquiror and the Company will amalgamate (the "Amalgamation") to form one corporate entity with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of the Company will not cease and will survive the Amalgamation (the Company, as such surviving entity, "Amalco").

(ii) effective immediately prior to the Amalgamation, the capital maintained for the Company Shares will be reduced to C$1.00 and the amount by which the capital of the Company is reduced will not be distributed to the Acquiror;

(iii) pursuant to the Amalgamation, the separate legal existence of the Acquiror will cease without the Acquiror being liquidated or wound up and the Acquiror and the Company will continue as one company, and the properties, rights, interests and obligations of the Acquiror and the Company will become properties, rights, interests and obligations of Amalco pursuant to the Amalgamation provisions in the Plan of Arrangement;

(iv) effective on the Amalgamation, each Company Share will be cancelled without any repayment of capital in respect of those shares; and

(v) effective on the Amalgamation, each Acquiror Share will be exchanged for an Amalco Common Share and each Acquiror Exchangeable Share will be exchanged for an Amalco Exchangeable Share.

Consideration Election

With respect to the transfer and assignment of Company Shares as outlined in paragraph (c) above, each Company Shareholder who is an Eligible Holder entitled to receive Consideration under the Plan of Arrangement in the form of Contango Shares is entitled to elect to receive such Consideration in the form of Exchangeable Shares, in respect of all or a portion of its Company Shares. Such election would entitle the Eligible Holder to receive, for each Company Share, 0.1652 of an Exchangeable Share. Only registered Company Shareholders who are Eligible Holders, or holding Company Shares on behalf of Eligible Holders, may make the election. This election would be made by a  registered Company Shareholder who is an Eligible Holder (or if applicable, by the registered holder of Company Shares on such beneficial owner's behalf), or their duly authorized representative, as applicable, by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder's election to receive Consideration in the form of Exchangeable Shares and designating the number of Exchangeable Shares elected to be received, together with certificate(s), if any, representing such Eligible Holder's Company Shares (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement). Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Company Shareholder. Any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the Consideration election requirements of the Plan of Arrangement or of the Letter of Transmittal and Election Form will be deemed to have elected to receive, for each Company Share, 0.1652 of a Contango Share.

See "Letter of Transmittal and Election Form" and "Election and Exchange Procedure" for further information in this respect.

Tax Election

Each beneficial Company Shareholder who, at the Effective Time, is an Eligible Holder, and who has validly elected (or for whom the registered Company Shareholder Intermediary has validly elected on such beneficial Company Shareholder's behalf) to receive Exchangeable Shares will be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial Company Shareholder is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Electing Company Shares to the Acquiror and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at the Acquiror's or, as applicable, Amalco's as successor of the Acquiror, discretion) to the Acquiror or Amalco (as applicable) within sixty (60) days following the Effective Date, duly completed with the details of the number of Electing Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax Law), the forms will be signed by the Acquiror or, as applicable, Amalco's as successor of the Acquiror, and returned to such former beneficial Company Shareholder within sixty (60) days after the receipt thereof by the Acquiror or Amalco (as applicable) for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial Company Shareholder. None of Contango, CallCo, the Company, the Acquiror, or Amalco, as successor to the Acquiror, will be responsible for the proper completion of any election form and, except for the Acquiror's and Amalco's obligation to return (within sixty (60) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Acquiror or Amalco (as applicable) within sixty (60) of the Effective Date, neither the Acquiror nor Amalco, as successor to the Acquiror, will be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Electing Company Shares that was an Eligible Holder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation) or to qualify for such applicable Canadian income tax elections.

See "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of Company Shares - Exchange of Company Shares for Exchangeable Shares - Section 85 Election" for further information in this respect.

U.S. Federal Income Tax Treatment of the Amalgamation

For U.S. federal income tax purposes, the Amalgamation is intended to be treated together with the other steps included in the Plan of Arrangement including the exchange of Company Shares for Contango Shares or Exchangeable Shares, as a single, integrated transaction qualifying as a tax-deferred reorganization within the meaning of Section 368(a) of the Code. See "Certain U.S. Federal Income Tax Considerations" below.

Withholding Taxes

Contango, the Acquiror, Callco, the Company, the Depositary and their respective agents, as applicable (in this paragraph, each a "payor") shall each be entitled to deduct and withhold from any consideration or other amount payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares or Company Shares) or otherwise deliverable to any person under this Agreement and the Plan of Arrangement (including any payment to Company Shareholders who have validly exercised their Dissent Rights) such amounts as the payor may be required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof and the Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor.

Delivery of Consideration

At or prior to the Effective Time, Contango or the Acquiror will deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the Contango Shares and Exchangeable Shares to which such Company Shareholder is entitled pursuant to the Plan of Arrangement, as applicable, which Contango Shares and Exchangeable Shares will be held by the Depositary, following the Effective Time, as agent and nominee for such former Company Shareholders for distribution to such former holders in accordance with the provisions of the Plan of Arrangement.

Upon surrender by a Company Shareholder (other than a Dissenting Holder) to the Depositary of a certificate which, immediately prior to the Effective Time, represented one or more Company Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any other documents reasonably requested by Contango, Callco, the Acquiror or the Depositary (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement, it being understood that any reference herein to "certificates" will be deemed to include references to book-entry account statements relating to the ownership of Company Shares), the applicable registered Company Shareholder will be entitled to receive in exchange therefor, and the Depositary will deliver, or cause to be delivered, to such Company Shareholder, as soon as practicable after the Effective Time, those Contango Shares that such Company Shareholder has the right to receive pursuant to the Plan of Arrangement, or those Exchangeable Shares which such Company Shareholder has the right to receive, if applicable, less any withholding amounts required to be deducted or withheld under the Tax Act, the Code or other Law, and any certificate of Company Shares so surrendered will forthwith be cancelled.

Extinction of Rights after Six Years

Any certificate which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other instruments required by the Plan of Arrangement, prior to the sixth anniversary of the Effective Date, will cease to represent a claim or interest of any former Company Shareholder of any kind or nature against Contango, Callco, Amalco, the Acquiror, Dolly Varden or any of their respective affiliates. On such date, all Contango Shares to which the former holder of such certificate was ultimately entitled will be deemed to have been surrendered for no consideration to Contango, the Acquiror or Amalco, as applicable, by the Depositary and the Contango Shares will be deemed to be cancelled for nil consideration.

Paramountcy

From and after the Effective Time: (i) the Plan of Arrangement will take precedence and priority over any and all securities of the Company issued and outstanding prior to the Effective Time, including Company Shares, Company Options and Company RSUs; (ii) the rights and obligations of the registered or beneficial holders of such securities, Contango, Callco, the Acquiror, Dolly Varden, Amalco and their respective affiliates, the Depositary and any transfer agent or other depositary therefor in relation to the Plan of Arrangement, will be solely as provided for in the Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company are deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement and the Arrangement Agreement.

Amendments to the Plan of Arrangement

The Company, the Acquiror, Callco and Contango reserve the right to amend, modify or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be (i) set out in writing, (ii) approved by each of Dolly Varden, the Acquiror, Callco and Contango (subject to the Arrangement Agreement), in each case acting reasonably, (iii) filed with  the Court, and if made following the Meeting, approved by the Court, and (iv) communicated to the Company Shareholders if and as required by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Dolly Varden, the Acquiror, Callco or Contango at any time prior to or at the Meeting (provided that, in the case of any proposed amendment, modification or supplement proposed by the Acquiror, Callco or Contango, Dolly Varden (subject to the Arrangement Agreement) will have consented thereto) and, in the case of any proposed amendment, modification or supplement proposed by Dolly Varden, the Acquiror, Callco and Contango (subject to the Arrangement Agreement) will have consented thereto), with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting, will become part of the Plan of Arrangement for all purposes.

Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if (i) it is consented to by each of Dolly Varden, the Acquiror, Callco and Contango (in each case, acting reasonably) and (ii) if such consent is required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be made following the Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided it concerns a matter which, in the reasonable opinion of Dolly Varden, the Acquiror, Callco and Contango, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the interest of any holder of Company Shares, Company Options or Company RSUs.

Procedure for the Arrangement to Become Effective

The Arrangement will be implemented by way of a Court approved Plan of Arrangement under Division 5 of Part 9 of the BCBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

  the Arrangement must be approved by the Company Shareholders in the manner set forth in the Interim Order; and

  the Court must grant the Final Order approving the Arrangement.

In addition the Arrangement will only become effective if all other conditions precedent to the Arrangement set out in the Arrangement Agreement, including, but not limited to, receipt of the Contango Stockholder Approval, the Key Regulatory Approvals and the Key Third Party Consents, the listing on the NYSE-A of the Contango Shares to be issued and that are issuable in connection with the Arrangement, and no more than 5% of the available Dissent Rights being exercised by Company Shareholders in respect of the Arrangement, have been satisfied or waived (where applicable) by the appropriate party. For a description of the other conditions precedent see - "The Arrangement Agreement - Conditions Precedent to the Arrangement".

Company Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders. The Company Board recommends that Company Shareholders vote FOR the Arrangement Resolution.

Contango Stockholder Approval

Pursuant to the requirements under the Contango Certificate of Incorporation and Contango Bylaws, the DGCL and the NYSE-A, the Contango Arrangement Proposal must be approved by an affirmative vote of a majority of the Contango Shares present or represented by proxy at the Contango Meeting.

In addition to the approval of the Contango Stockholder Approval with respect to the Contango Arrangement Proposal, the Contango Stockholders will also be asked to approve the following proposals at the Contango Meeting: (1) the increase of the number of authorized Contango Shares from 45,000,000 shares to 250,000,000 shares and the related amendment to the Contango Certificate of Incorporation that will be set forth in the Certificate of Amendment to the Contango Certificate of Incorporation (the "Contango Share Increase Proposal"); and (2) the 2026 Omnibus Incentive Plan of Contango (the "Contango Incentive Plan Proposal").

The Contango Arrangement Proposal and the Contango Share Increase Proposal are cross-conditioned on the approval of each other. Therefore, neither the Arrangement nor the Contango Charter Amendment will be effected without the approval by the Contango Stockholders of both the Contango Arrangement Proposal and the Contango Share Increase Proposal. The Contango Incentive Plan Proposal is not conditioned on approval of the other proposals and will be effected if approved by the Contango Stockholders, regardless of whether the Contango Arrangement Proposal or Contango Share Increase Proposal are approved.

Voting Support Agreements

Company Voting Agreements

Contemporaneously and in connection with the execution of the Arrangement Agreement, Contango entered into voting support agreements (the "Company Voting Agreements") with all the directors and officers of Dolly Varden (the "D&O Company Locked-Up Shareholders") and certain of the Company's largest shareholders, being Fury Gold Mines Limited, 2176423 Ontario Ltd. and Eric Sprott  (the "Major Company Locked-Up Shareholders", and together with the D&O Company Locked-Up Shareholders, the "Company Locked-Up Shareholders").

The Company Locked-Up Shareholders beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Company Shares representing approximately 22% of the outstanding Company Shares as of the date of the Arrangement Agreement and have agreed, subject to the terms of their respective Company Voting Agreements, to, inter alia, support the Arrangement and the transactions contemplated thereby, including to vote all of their respective Company Shares in favour of the Arrangement and any other matters necessary for the consummation of the Arrangement.

The following is a summary of the principal terms of the Company Voting Agreements. This summary does not purport to be complete and is qualified in its entirety by the complete text of the applicable Company Voting Agreements, forms of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Under the Company Voting Agreements, the Company Locked-Up Shareholders have each agreed, inter alia:

(a) to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted), all of the Company Shares and other rights to acquire Company Shares owned by such Company Locked-Up Shareholder, and any other securities of Dolly Varden directly or indirectly acquired by or issued to the Company Locked-Up Shareholders after the date of the Company Voting Agreements (including any Company Shares issued upon further exercise of options or other rights to purchase Company Shares), if any, (i) in favour of the Arrangement Resolution at the Meeting and (ii) in favour of any other matter necessary for the consummation of transactions contemplated by the Arrangement Agreement;

(b) to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of the Company Shares and other rights to acquire Company Shares owned by such Company Locked-Up Shareholder against any (i) Acquisition Proposal or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement, or (ii) action or agreement (including any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company Locked-Up Shareholder under the Company Voting Agreement; and

(c) not to exercise any rights of appraisal or rights of dissent in connection with the Arrangement.

The Company Locked-Up Shareholders who have each signed a Company Voting Agreement have also agreed not to Transfer (as such term is defined in the Company Voting Agreement) or enter into any agreement, option or other arrangement having the same economic effect as a Transfer of Company Shares (and in the case of the D&O Company Locked-Up Shareholders, the Company Options and Company RSUs) owned by such Company Locked-Up Shareholder (the "VSA Subject Securities"), or grant any proxies or power of attorney, deposit any of their VSA Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or agree to do any of the foregoing, prior to the Meeting.

Each Company Voting Agreement will automatically terminate upon the earlier of: (i) the termination of the Arrangement Agreement in accordance with its terms and (ii) the Effective Time.

Additionally, each Company Voting Agreement can be terminated in writing: (i) at any time prior to the Effective Time, by the mutual agreement of the parties; (ii) by Contango if the Company Locked-Up Shareholder breaches or is in default of its covenants or obligations under the Company Voting Agreement, or if any of the representations and warranties under the Company Voting Agreement have been or become untrue or incorrect in any material respect, (iii) in the case of the Company Voting Agreements entered into with the Major Company Locked-Up Shareholders, by the Major Company Locked-Up Shareholder if Contango breaches or is in default of its covenants or obligations under such Company Voting Agreement, (iv) by the Company Locked-Up Shareholder or Contango if the Effective Date has not occurred by the Outside Date, (v) by the Company Locked-Up Shareholder if, without the Company Locked-Up Shareholder's prior written consent, the Arrangement Agreement is amended in any manner that: (A) would result in a decrease in the amount of (or, in the case of the Company Voting Agreements entered into with the Major Company Locked-Up Shareholders, with  adverse change to) the form of Consideration payable under the Arrangement Agreement, or (B) in the case of the Company Voting Agreements entered into with the Major Company Locked-Up Shareholders, is otherwise "materially adverse" to the Major Company Locked-Up Shareholder.

In addition to the above noted terms, the Company Voting Agreements entered into by D&O Company Locked-Up Shareholder also provide that the applicable D&O Company Locked-Up Shareholder, in their respective capacity as director or officer of Dolly Varden, will not be limited or restricted in any way in the exercise of their fiduciary duties as director or officer of Dolly Varden, including responding in their respective capacity as a director or officer Dolly Varden to an Acquisition Proposal and making any determinations in that regard in the exercise of their fiduciary duties.

Contango Voting Agreements

Contemporaneously and in connection with the execution of the Arrangement Agreement, the Company entered into the Contango Voting Agreements with the Contango Locked-Up Stockholders, who collectively held approximately 22% of the outstanding Contango Shares as of the date of the Arrangement Agreement.

The Contango Voting Agreements provide that the Contango Locked-Up Stockholders will, subject to limited exceptions, vote their shares in favor of approving the Contango Arrangement Proposal, and in favor of any other matter necessary for the consummation of transactions contemplated in the Arrangement Agreement. The signatories have also agreed not to solicit, initiate or engage in discussions regarding any Acquisition Proposal and not to transfer their shares (with limited exceptions), among other things. Each Contango Voting Agreement terminates upon the earliest to occur of (a) the Effective Time, (b) the termination of the Arrangement Agreement in accordance with its terms, (c) by mutual written agreement of the parties, (d) by Dolly Varden if (i) the Contango Locked-Up Stockholder breaches or is in default of any of its covenants or obligations under his, her or its Contango Voting Agreement, or (ii) any representations or warranties of the Contango Locked-Up Stockholder under his, her or its Contango Voting Agreement become untrue or incorrect in any material respect (subject to notification and a ten Business Day cure period), (e) by the Contango Locked-Up Stockholder or Dolly Varden if the Effective Date has not occurred by the Outside Date, or (f) by the Contango Locked-Up Stockholder if, without the Contango Locked-Up Stockholder's prior written consent, the Arrangement Agreement is amended in a manner that (A) would result in an increase in the amount of, or, with respect to the Contango Stockholders as a whole, an adverse change to the form of Consideration payable for the Company Shares (provided that an increase in the market price of the Contango Shares will not constitute an increase in the amount of or, with respect to Contango Stockholders as a whole, an adverse change to the form of Consideration payable for the Company Shares or (B) is otherwise materially adverse to the Contango Locked-Up Stockholder.

Court Approval

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Dolly Varden obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as Appendix "C". A copy of the notice of hearing of petition in respect of the hearing of Dolly Varden's application for the Final Order is attached hereto as Appendix "D".

Subject to the approval of the Arrangement Resolution by Company Shareholders at the Meeting, the hearing of Dolly Varden's application for the Final Order is expected to take place on March 23, 2025 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, via teleconference at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time and by any other method as the Court may direct. Any Company Shareholder or other person who will be entitled to receive securities pursuant to the Arrangement who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a response to petition (a "Response to Petition") and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as Appendix "C" and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of Dolly Varden's application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and procedural point of view, and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, any of Dolly Varden, Contango, Callco and the Acquiror may determine not to complete the transaction contemplated by the Arrangement Agreement.

The Court has been advised that the Final Order granted by the Court will constitute the basis for the Section 3(a)(10) Exemption with respect to the Contango Shares and the Exchangeable Shares to be issued pursuant to the Arrangement. See "Regulatory Matters - U.S. Securities Law Matters".

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form have been mailed, together with this Circular, to each person who was a registered Company Shareholder on the Record Date. Each registered Company Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying certificate(s) representing Company Shares, if any, and all other required documents, in order to receive the Consideration to which such Company Shareholder is entitled under the Arrangement. It is recommended that Company Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying certificate(s) representing Company Shares, if any, to the Depositary as soon as possible. Registered Company Shareholders that hold their Company Shares in book-entry or other uncertificated form may deliver their Company Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form in accordance with the instructions in the Letter of Transmittal and Election Form. If you are an Eligible Holder, to make a valid election as to the form of the Consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing Company Shares, if any, to the Depositary prior to the Election Deadline. See "The Arrangement - Election and Exchange Procedure".

Any use of the mail to transmit a certificate for Company Shares and a related Letter of Transmittal and Election Form is at the risk of the Company Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Company Shareholders deposit a Letter of Transmittal and Election Form and forward the certificate(s) representing Company Shares, if any, upon completion of the Arrangement on the Effective Date, Company Shareholders will cease to be Company Shareholders as of the Effective Time and will only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Company Shareholders who duly and validly exercise Dissent Rights, the right to receive fair value for their Company Shares in accordance with the dissent procedures. See "Rights of Dissenting Company Shareholders".

The instructions for making elections, exchanging certificates representing Company Shares and depositing such share certificates with the Depositary, as applicable, are set out in the Letter of Transmittal and Election Form and should be reviewed carefully. The Letter of Transmittal and Election Form also provides instructions with regard to lost certificates. See "Election and Exchange Procedure".

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Company Shareholder except that each Letter of Transmittal and Election Form will be automatically revoked if the Depositary is notified in writing by Dolly Varden, Contango and the Acquiror that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) representing the Company Shares received with the Letter of Transmittal and Election Form, if any, will be promptly returned to the Company Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

Beneficial Company Shareholders Receiving Contango Shares

Beneficial Company Shareholders that will receive Contango Shares as the Consideration under the Arrangement should be aware that such Contango Shares may be held in the name of Cede & Co on behalf of DTC, and can be held at DTC as long as there are no restrictions on the Contango Shares. The Intermediary that the beneficial Company Shareholder deals with in respect of its Company Shares may or may not be able to accept Contango Shares held at the DTC. Beneficial Company Shareholders should contact such Intermediary to confirm whether any additional steps are required to receive Contango Shares including, but not limited to, actions relating to such beneficial Company Shareholder becoming a registered holder with respect to such Contango Shares.

Election and Exchange Procedure

Election for Exchangeable Shares and Procedure

Each Eligible Holder will have the right to elect in the Letter of Transmittal and Election Form to receive the form of Consideration set out below. Eligible Holders whose Company Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those Company Shares, if any, and making, if applicable, an election with respect to the form of the Consideration they wish to receive. Only registered Company Shareholders who are Eligible Holders, or holding Company Shares on behalf of Eligible Shareholders, are able to complete the Letter of Transmittal and Election Form.

All Company Shareholders who are not Eligible Holders will not have the right to make an election. Each Company Shareholder who is not an Eligible Holder will receive at the Effective Time of the Arrangement, for each Company Share, 0.1652 of a Contango Share.

If you are an Eligible Holder, or a registered Company Shareholder holding Company Shares on behalf of an Eligible Holder, to make a valid election as to the form of Consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing those Company Shares, if any, to the Depositary prior to the to the date and time that is mutually agreed between Contango and Dolly Varden, each acting reasonably, and announced by Dolly Varden by way of a news release, which date shall be proximate to, but no less than two (2) Business Days prior to, the Effective Date, in accordance with the terms of the Arrangement (the "Election Deadline"). For greater certainty, references to the Election Deadline in this Circular include references to an alternative election to receive Exchangeable Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, as permitted by the Plan of Arrangement and as the context requires.

Only Eligible Holders may elect, in respect of all or any portion of their Company Shares, to receive, for each Company Share, 0.1652 of an Exchangeable Share. Company Shareholders who are Eligible Holders wishing to jointly file a section 85 election under the Tax Act with the Acquiror (in order to obtain a full or partial tax deferral in respect of the transfer of their Company Shares) must elect to receive Exchangeable Shares as part of the Consideration in respect of such transfer. See "Tax Elections" and "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada".

An election will have been properly made by Eligible Holders, or registered Company Shareholders holding Company Shares on behalf of Eligible Holders, only if the Depositary has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) representing those Company Shares, if any, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer, together with all other required documents.

The determination of Dolly Varden, Contango and the Acquiror as to whether elections have been properly made and when elections were received by the Depositary will be binding. ELIGIBLE HOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM DOLLY VARDEN, CONTANGO, CALLCO AND THE ACQUIROR DETERMINE THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY COMPANY SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, FOR EACH COMPANY SHARE, 0.1652 OF A CONTANGO SHARE. The Depositary may, with the agreement of Dolly Varden, Contango, Callco and the Acquiror, make such rules as are consistent with the Arrangement Agreement for the implementation of the elections contemplated by the Arrangement Agreement and as are necessary or desirable to fully effect such elections.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Company Shares deposited pursuant to the Arrangement will be determined by Dolly Varden, Callco Contango and the Acquiror in their sole discretion. Company Shareholders agree that such determination will be final and binding. The Company, Contango, Callco and the Acquiror reserve the right, if they so determine, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There will be no duty or obligation of Dolly Varden, Contango, Callco or the Acquiror to give notice of any defects or irregularities of any deposit and no liability will be incurred by any of them for failure to give any such notice.

Exchange Procedure

At or prior to the Effective Time, Contango or the Acquiror will deliver or cause to be delivered to the Depositary certificates or other evidence representing the number of Contango Shares and Exchangeable Shares required to satisfy the Consideration payable to the Company Shareholders in accordance with Section 5.1 of the Plan of Arrangement, which Contango Shares and Exchangeable Shares will be held by the Depositary as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of Article 5 of the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of any certificate which immediately prior to the Effective Time represented outstanding Company Shares (other than Company Shares held by Dissenting Holders), together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents as reasonably requested by Contango, the Acquiror or the Depositary (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement, it being understood that any reference herein to "certificates" shall be deemed to include references to book-entry account statements relating to the ownership of Company Shares), the registered holder of the Company Shares represented by such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver, or cause to be delivered, to such Company Shareholder, the Consideration that such Company Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld in accordance with the terms of the Plan of Arrangement, and any certificate so surrendered will forthwith be cancelled.

Any exchange or transfer of Company Shares pursuant to the Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

Tax Elections

A Company Shareholder who is an Eligible Holder and who validly elects to receive Exchangeable Shares as all or part of the Consideration will have the opportunity to make a joint election with the Acquiror under section 85 of the Tax Act. Assuming a valid election is made, such an Eligible Holder may obtain a full or partial tax deferral of any capital gain otherwise arising on the disposition of its Company Shares. See "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of Company Shares for Exchangeable Share - Section 85 Election" for further information in this respect.

No Fractional Shares

In no event will any Company Shareholder be entitled to a fractional Contango Share or a fractional Exchangeable Share. Where the aggregate number of Contango Shares or Exchangeable Shares, as the case may be, to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Contango Share or an Exchangeable Share being issuable, the number of Contango Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder will be rounded down to the nearest whole Contango Share or Exchangeable Share, as the case may be. No payment or other adjustment shall be made with respect to the fractional interest so disregarded.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares has been lost, stolen or destroyed upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, in exchange for such lost, stolen or destroyed certificate, the Contango Shares or Amalco Exchangeable Shares, as applicable, deliverable in accordance with such holder's duly completed and executed Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Contango Share or Amalco Exchangeable Share, as applicable, is to be delivered will, as a condition precedent to the delivery of such Contango Share or Amalco Exchangeable Share, as applicable, give a bond satisfactory to the Acquiror, Amalco, Callco,  the Company and the Depositary (each acting reasonably), or otherwise indemnify the Acquiror, Amalco, Callco, the Company and their respective affiliates in a manner satisfactory to the Acquiror, Amalco, Callco and the Company (each acting reasonably) against any claim that may be made against the Acquiror, Amalco, Callco, the Company or their respective affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.  Alternatively, Company Shareholders may refer to the instructions contained in Step 6 of the Letter of Transmittal and Election Form, for additional instructions.

Beneficial Company Shareholders

Company Shareholders whose Company Shares are registered in the name of an Intermediary should contact such Intermediary for instructions and assistance in delivery of the share certificate(s) representing those Company Shares, if any, and making an election with respect to the form of Consideration they wish to receive.

No Dividends or Distributions with respect to Unsurrendered Share Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares.

No dividends or other distributions declared or made after the Effective Time with respect to Contango Shares or Exchangeable Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate will have complied with the provisions of the Plan of Arrangement relating to the surrender of certificates or lost certificates. Subject to applicable Law and to the provisions of the Plan of Arrangement regarding withholding, at the time of such compliance, there will, in addition to the delivery of Contango Shares or Amalco Exchangeable Shares, as applicable, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Contango Shares or Exchangeable Shares.

Treatment of Outstanding Company Equity-Based Compensation

RSUs

On the Effective Date, but not as part of the Arrangement, all the Company Shares to be issued in connection with the surrender and cancellation or redemption of the Company RSUs in accordance with the terms of the Company RSU Plan, the RSU Net Exercise Agreements and the Arrangement Agreement will be issued and the name of each such former holder of a surrendered and cancelled or redeemed Company RSU will be entered into the central securities register of the Company. Each former holder of a Company RSU prior to the Effective Time will participate in the Arrangement as a Company Shareholder. All agreements relating to Company RSUs issued under the Company RSU Plan will be terminated and be of no further force and effect upon completion of the foregoing.

Options

Following execution of the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by the applicable parties, and prior to the completion of the Amalgamation, but not as part of the Arrangement, each Company Option will be exchanged pursuant to the existing terms of the Company Options and the applicable Company Option Plan for a Replacement Option to purchase from Contango the number of Contango Shares (rounded down to the nearest whole number) equal to A multiplied by B where,

A = the Exchange Ratio; and

B = the number of Company Shares subject to such Company Option immediately prior to the Effective Time,

at an exercise price per Company Share (rounded up to the nearest whole cent) equal to M divided by N, where,

M = the U.S. Dollar Equivalent of the exercise price per Company Share otherwise subject to such Company Option immediately prior to the Effective Time; and

N = the Exchange Ratio.

Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Company Option so exchanged, and will be governed by the terms of the applicable Company Option Plan, and any document evidencing a Company Option will thereafter evidence and be deemed to evidence such Replacement Option. For avoidance of doubt, Company Options granted under the Company 2017 Option Plan will continue to be governed by the terms of the Company 2017 Option Plan, and the Company Options granted under the Company 2022 Option Plan will continue to be governed by the Company 2022 Option Plan.

It is intended that Section 7(1.4) of the Tax Act will apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money-Amount in respect of a Replacement Option would, but for this sentence, exceed the Company Option In-The-Money-Amount in respect of the Company Option for which it is exchanged, the number of Contango Shares which may be acquired on exercise of the Replacement Options at and after the Effective Time will be automatically adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option. Additionally, to the extent the exchange of a Company Option for a Replacement Option is subject to Section 409A of the Code, the exercise price, the number of Contango Shares which may be acquired on exercise of the Replacement Option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

See "The Arrangement - Interest of Certain Parties in the Arrangement - Company Options" and "The Arrangement - Interest of Certain Parties in the Arrangement - Company RSUs".

Stock Exchange Listing

Contango will apply to list the Contango Shares issuable under the Arrangement on the NYSE-A and it is a condition of closing that Contango will have obtained approval for this listing. In addition, Contango intends to apply to list on the TSX concurrently with the closing of the Arrangement. Contango and the Acquiror do not intend to list the Exchangeable Shares issuable under the Arrangement on any stock exchange. See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

If the Arrangement is completed, Contango and the Acquiror intend to have the Company Shares delisted from the TSXV and the NYSE-A. In addition, it is expected that Dolly Varden will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement. The Company Shares will be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

Interest of Certain Parties in the Arrangement

In considering the recommendation of the Company Board with respect to the Arrangement, Company Shareholders should be aware that certain members of the Company Board and of Dolly Varden's management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions as described below. The Company Board is aware of these interests and considered them along with the other matters described above in "The Arrangement - Reasons for the Recommendation".

Ownership of Company Shares, Company Options and Company RSUs

As of February 11, 2026 the directors and executive officers of Dolly Varden hold the following Company Shares, Company Options and Company RSUs which will be affected by the Arrangement as described under "The Arrangement - Description of the Plan of Arrangement".

		Securities of Dolly Varden Beneficially Owned, Directly or Indirectly over which Control or Direction is Exercised(1)
Name and Province or State and Country of Residence	Position(s)/Title	Company Shares	Company Options	Company RSUs

Shawn Khunkhun British Columbia, Canada	President, Chief Executive Officer & Director	136,625	489,500	180,562

Ann Fehr British Columbia, Canada	Chief Financial Officer	51,084	252,000	63,749

Robert van Egmond British Columbia, Canada	Vice President Exploration	51,704	242,250	86,852

Robert McLeod British Columbia, Canada	Director	76,231	286,500	53,240

Forrester (Tim) Clark Massachusetts, USA	Director	32,007	123,750	45,503

		Securities of Dolly Varden Beneficially Owned, Directly or Indirectly over which Control or Direction is Exercised(1)
Name and Province or State and Country of Residence	Position(s)/Title	Company Shares	Company Options	Company RSUs

Michael Henrichsen British Columbia, Canada	Director	32,648	129,250	48,573

Darren Devine British Columbia, Canada	Director	131,276	225,750	73,610

James Sabala Idaho, USA	Director	12,500	124,250	53,547

_____________
Notes:

(1) Information as to securities of Dolly Varden beneficially owned, or over which control or direction is exercised, not being within the knowledge of Dolly Varden, has been furnished by the respective directors and officers.

On or about December 7, 2025, being the date of the execution of the Arrangement Agreement the Company Locked-Up Shareholders entered into the Company Voting Agreements with Contango. See "The Arrangement - Voting Support Agreements".

Termination and Change of Control Benefits

The Consulting Agreement dated February 18, 2020 between S2K Capital Corp and the Company, as amended on March 3, 2025 (the "S2K Consulting Agreement"), provides that upon a termination of the S2K Consulting Agreement in connection with a change of control, Shawn Khunkhun is entitled to, among other things, a severance payment equal to 24 times the monthly consulting fee under the agreement, plus the simple average of any cash performance bonus paid in the prior two completed fiscal years, payable within 30 days of termination.

Pursuant to the Consulting Agreement dated May 1, 2018 between Robert Adrian van Egmond and the Company (the "Egmond Consulting Agreement") provides that upon a termination of the Egmond Consulting Agreement in connection with a change of control, Mr. van Egmond is entitled to, among other things,  a lump-sum payment of C$170,000, payable within 30 days of termination.

Mr. Khunkhun and Mr. van Egmond do not intend to exercise their rights under the S2K Consulting Agreement and Egmond Consulting Agreement, respectively, to receive payment upon a change of control in connection with the Arrangement. Notwithstanding the terms and conditions of the S2K Consulting Agreement and Egmond Consulting Agreement, Mr. Khunkhun's and Mr. van Egmond's rights to receive payment upon a change of control under their respective agreements will remain in effect until the end of 2026.

Pursuant to the Engagement Letter agreement dated February 24, 2020 between A. Fehr & Associates Ltd. and the Company, as amended on March 3, 2025 (the "Fehr Consulting Agreement"), upon a termination of the Fehr Consulting Agreement in connection with a change of control, Ann Fehr is entitled to, among other things, a lump-sum payment equal to 12 times the monthly consulting fee payable, being an aggregate of C$200,004 (the "Fehr CoC Payment").

Ms. Fehr will be exercising her right to receive the Fehr CoC Payment in connection with the Arrangement under the Fehr Consulting Agreement.

Insurance and Indemnification of Directors and Officers

Pursuant to the Arrangement Agreement, prior to the Effective Time, Dolly Varden may purchase customary "tail" policies of directors' and officers' liability, products and completed operations liability and employment practices liability insurance containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and, providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Contango will, and will cause the Company or its Subsidiaries to, maintain such tail policies in effect, without any reduction in scope or coverage for six years from the Effective Time; provided, that the Company and its Subsidiaries will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

Contango will cause the Company and its other Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries under Law and under the articles or other constating documents of the Company or its Subsidiaries or, to the extent that they are disclosed in Company Disclosure Letter, under any agreement or contract of any indemnified person with the Company or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement.

Depositary

The Company, Contango and the Acquiror have retained the services of the Depositary for the receipt of each Letter of Transmittal and Election Form and the certificates representing Company Shares and for the issuance of the Consideration payable for the Company Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

INFORMATION RELATING TO DOLLY VARDEN

Overview

Dolly Varden is a mineral exploration company focused on advancing the exploration of the Kitsault Valley Project, located in the Golden Triangle of British Columbia, Canada, 25 kilometres by road to tidewater. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property, which is prospective for porphyry and skarn-style copper and gold mineralization, similar to other such deposits in the region.

Additional information regarding Dolly Varden is included in documents incorporated by reference into this Circular. See "Company Documents Incorporated by Reference".

Trading Price and Volume of Company Shares

The Company Shares are listed on the TSXV under the symbol "DV", the NYSE-A under the symbol "DVS", and the Frankfurt Stock Exchange under the symbol "DVQ". On April 7, 2025, the Company completed the consolidation of the outstanding Company Shares on the basis of a consolidation ratio of 4:1. Historical trading prices and volumes set out in this Circular have been amended to reflect the 4:1 consolidation. Additionally, the Company Shares began trading on the NYSE-A on April 21, 2025.

The following table sets out the high and low trading prices and trading volumes of the Company Shares on a monthly basis on the TSXV and the NYSE-A for the period from February 1, 2025 to February 10, 2026:

	Common Shares - TSXV			Common Shares - NYSE-A
Month	High	Low	Volume	High	Low	Volume
February 1-10, 2026	C$6.77	C$5.75	3,004,663	US$4.96	US$4.20	759,744
January 2026	C$8.09	C$5.96	5,670,675	US$5.91	US$4.30	2,320,812
December 2025	C$7.03	C$5.975	4,399,824	US$5.12	US$4.35	1,995,740
November 2025	C$6.31	C$4.88	2,484,548	US$4.51	US$3.45	939,643
October 2025	C$7.46	C$5.55	6,637,701	US$5.35	US$3.96	1,860,883
September 2025	C$7.10	C$5.18	4,098,616	US$5.15	US$3.75	814,170
August 2025	C$5.21	C$4.52	1,549,735	US$3.79	US$3.27	342,267
July 2025	C$5.68	C$4.59	2,269,623	US$4.15	US$3.34	498,157
June 2025	C$5.44	C$3.95	4,754,998	US$4.00	US$2.90	716,069
May 2025	C$4.09	C$3.46	2,785,852	US$3.00	US$2.50	451,800
April 2025	C$4.24	C$3.21	2,975,245	US$2.87	US$2.50	177,114
March 2025	C$4.64	C$3.52	1,595,760	-	-	-
February 2025	C$4.44	C$3.60	1,750,042	-	-	-

Prior Sales

The tables below summarize the issuances of Company Shares and grants of Company RSUs and Company Options by Dolly Varden during the 12-month period immediately preceding the date of this Circular. On April 7, 2025, the Company completed the consolidation of the outstanding Company Shares on the basis of a consolidation ratio of 4:1. Historical numbers and prices of securities set out in this Circular have been amended to reflect the 4:1 consolidation.

Issuance of Company Shares

Date of Issue	Nature of Issue	Number of Company Shares	Issue Price
January 20, 2025	Option Exercise	18,438	C$1.00
February 3, 2025	Option Exercise	3,125	C$1.00
February 18, 2025	Option Exercise	37,500	C$2.84
March 5, 2025	RSU Conversion	80,735	n/a
March 10, 2025	Option Exercise	37,500	C$1.00
March 10, 2025	RSU Conversion	78,165	n/a
March 28, 2025	RSU Conversion	12,324	n/a
May 14, 2025	RSU Conversion	98,583	n/a
May 22, 2025	Property Acquisition	295,699	C$3.72
May 23, 2025	Property Acquisition	1,351,963	C$3.70
June 13, 2025	Option Exercise	4,600	C$3.36
June 26, 2025	Property Acquisition	486,072	C$3.59
June 26, 2025	Private Placement	2,445,500	C$4.60
June 26, 2025	Private Placement	1,128,000	C$6.65
June 26, 2026	Private Placement	1,740,000	C$5.75
July 15, 2026	Option Exercise	12,066	C$3.36
July 15, 2026	Option Exercise	25,000	C$3.88
July 17, 2025	Option Exercise	37,500	C$2.84
July 25, 2025	Option Exercise	12,375	C$2.84
July 25, 2025	Option Exercise	8,333	C$3.36
September 15, 2025	Option Exercise	5,000	C$4.00
September 23, 2025	Option Exercise	3,125	C$4.00
October 2, 2025	Option Exercise	25,000	C$3.88
October 8, 2025	Option Exercise	10,000	C$3.16
October 16, 2025	Option Exercise	12,500	C$2.84
October 23, 2025	Private Placement	2,906,000	C$6.50
October 23, 2025	Private Placement	750,000	C$9.42
October 23, 2025	Private Placement	990,000	C$8.10
December 22, 2025	Option Agreement	38,941	C$6.42

Awards of Company RSUs

Date of Award	Number of Company Shares Issuable upon Vesting of Company RSUs
February 28, 2025	237,244

Awards of Company Options

Date of Award	Number of Company Shares Issuable upon Vesting of Company Options
February 28, 2025	548,500

Available Information

The Company files reports and other information with applicable securities regulatory authorities in each of the provinces and territories of Canada and the SEC. These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively.

Risk Factors

Whether or not the Arrangement is completed, Dolly Varden will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in documents that Dolly Varden files from time to time with such securities regulatory authorities in Canada and with the SEC including, but not limited to, the Company AIF and the management's discussion and analysis of financial condition and results of operations of Dolly Varden for the year ended December 31, 2024, both of which are incorporated by reference into this Circular and have been filed on SEDAR+ at www.sedarplus.ca. Upon request, a Company Shareholder will be provided with a copy of such documents free of charge.

Company Documents Incorporated by Reference

The following documents, filed by Dolly Varden with the applicable securities regulatory authorities in each of the provinces  in Canada (other than Quebec), are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) the annual information form dated April 30, 2025 for the year ended December 31, 2024 (the "Company AIF");

(b) the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023;

(c) the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2024;

(d) the management's discussion and analysis for the nine months ended September 30, 2025;

(e) the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024;

(f) material change report dated April 7, 2025 with respect to the Company Shares listing on the NYSE-A;

(g) material change reports dated June 17, 2025 and June 27, 2025 with respect to a bought-deal private placement offering of Company Shares for aggregate gross proceeds of C$28,755,500;

(h) material change reports dated October 8, 2025 and October 23, 2025 with respect to a bought-deal 'listed issuer financing exemption' offering and concurrent private placement of Company Shares for aggregate gross proceeds of C$33,973,000; and

(i) material change report dated December 11, 2025 with respect to the entering into of the Arrangement Agreement.

Any document of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any of Dolly Varden's annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor's report thereon, management's discussion and analysis and information circulars, filed by Dolly Varden with securities commissions or similar authorities in Canada after the date of this Circular and before the Meeting, will be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not constitute a part of this Circular except as so modified or superseded.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to Dolly Varden and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated by reference herein.

Copies of the documents incorporated by reference in this Circular may be obtained on request without charge from Dolly Varden at 3123 - 595 Burrard Street Vancouver, BC V7X 1J1, or by contacting the Company at 604-602-1440, and are also available electronically on SEDAR+ at www.sedarplus.ca and, in some cases, on EDGAR at www.sec.gov.

INFORMATION RELATING TO CONTANGO

See Appendix "H" attached to this Circular, including the documents incorporated by reference therein, and the schedules thereto, for detailed information concerning Contango.

On completion of the Arrangement, Contango will continue to be a corporation governed by the laws of the State of Delaware, and the Acquiror and Dolly Varden will continue to be companies governed by the BCBCA. After the Effective Date, Contango will indirectly own all of the outstanding Company Shares and Dolly Varden's operations will be managed and operated as a Subsidiary of Contango.

INFORMATION RELATING TO THE ACQUIROR

The Acquiror is a company incorporated under the BCBCA on December 3, 2025. The Acquiror currently has no material assets and has not carried on any business except in accordance with its role as a party to the Arrangement Agreement. The Acquiror is an indirect wholly-owned Subsidiary of Contango.

INFORMATION RELATING TO CALLCO

Callco is an unlimited liability company existing under the laws of the Province of British Columbia, Canada and is a directly and wholly-owned Subsidiary of Contango formed for the purpose of effecting the Arrangement.

INFORMATION RELATING TO THE COMBINED COMPANY

See Appendix "I" attached to this Circular for detailed information concerning the Combined Company.

On completion of the Arrangement, Contango will continue to be a corporation governed by the laws of the State of Delaware, and the Acquiror and Dolly Varden will continue to be companies governed by the BCBCA. After the Effective Date, Contango will indirectly own all of the outstanding Company Shares and Dolly Varden's operations will be managed and operated as a Subsidiary of Contango. The Acquiror and Dolly Varden will complete the Amalgamation to form Amalco two Business Days after Dolly Varden ceases to be a "public corporation" for purposes of the Tax Act (subject to extension, as applicable).

THE ARRANGEMENT AGREEMENT

The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement and any amendments thereto, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Appendix "A" to this Circular.

On December 7, 2025, Dolly Varden entered into the Arrangement Agreement (as amended on February 11, 2026) with Contango and the Acquiror, pursuant to which Contango and Dolly Varden agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Contango will acquire, through its indirect wholly-owned Subsidiary, the Acquiror, all outstanding Company Shares not owned by Contango, the Acquiror or any of their respective Subsidiaries pursuant to a statutory plan of arrangement under the BCBCA. Upon completion of the Arrangement, Company Shareholders will receive, for each Company Share held, 0.1652 of a Contango Share. Company Shareholders that are Eligible Holders will be able to elect, in respect of all or any portion of their Company Shares, to receive, for each Company Share held, 0.1652 of an Exchangeable Share instead of the 0.1652 of a Contango Share to which they would otherwise be entitled. Each whole Exchangeable Share will be exchangeable for one Contango Share (subject to customary adjustments for stock splits or other reorganizations) in accordance with the Exchangeable Share Provisions. The terms of the Arrangement Agreement are the result of arm's length negotiations between Dolly Varden and Contango and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by Contango, the Company and the Acquiror, in each case of a nature customary for transactions of this type. The representations and warranties were made solely for the purposes of the Arrangement Agreement and, in some cases, are subject to important qualifications, limitations and exceptions agreed to by the Company and Contango in connection with negotiating the Arrangement Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents publicly filed by the Company or Contango. Accordingly, the Company Shareholders and the Contango Stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they are also modified, by the Company Disclosure Letter and the Contango Disclosure Letter. The Company Disclosure Letter and the Contango Disclosure Letter contain information that has been included in the respective party's general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in the public record.

The representations and warranties of each of the Company and Contango relate to the following matters: board recommendation; fairness opinions; organization and qualification; authority relative to the Arrangement Agreement; no conflict; third party consents and regulatory approvals;  capitalization; shareholder and similar agreements; reporting issuer status and securities law matters; Subsidiaries; public filings; financial statements; books and records; no undisclosed liabilities; no material adverse effect; no dividends or distributions; material contracts; litigation; tax matters; property; operational matters; mineral resources; technical reports; health and safety; cultural heritage, expropriation; permits; environmental matters; employee benefits; labour and employment; data privacy and security; intellectual property; compliance with laws; winding up; administration and receivership; voluntary arrangement; related party transactions; registration rights; restrictions on business activities; shareholder rights plans; relationships with suppliers; brokers; insurance; corrupt practices legislations; anti-money laundering; Indigenous claims; NGOs and community groups; and investment company status.

In addition to the foregoing representations and warranties, the Company has provided additional representations and warranties to Contango and the Acquiror with respect to foreign private issuer status and ownership of Contango Shares and Contango has provided additional representations and warranties to the Company with respect to mineral reserves, ownership of Company Shares, form eligibility, the issuance of Contango Shares and the issuance of Replacement Options.

The Acquiror has provided the following representations and warranties to the Company related to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; capitalization; Acquiror being a newly-formed entity; tax status; and issuance of Exchangeable Shares.

Conditions Precedent to the Arrangement

Mutual Conditions

The completion of the Arrangement is subject to satisfaction of the following conditions precedent which may only be waived with the mutual consent of Dolly Varden, Contango and the Acquiror:

(a) the Arrangement having been approved and adopted by Company Shareholders at the Meeting in accordance with the Interim Order;

(b) the Arrangement having been approved and adopted by Contango Stockholders;

(c) the Key Regulatory Approvals and Key Third Party Consents having been obtained;

(d) the absence of any Governmental Entity having enacted, issued, promulgated, enforced or entered any order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement and there having been no action or proceeding pending or threatened in writing by a Governmental Entity that is reasonably likely to: (i) enjoin or prohibit Contango or the Acquiror's ability to acquire, hold or exercise full rights of ownership over, any Company Shares; and (ii) if the Arrangement is consummated, have a Company Material Adverse Effect;

(e) the Interim Order and the Final Order each having been obtained on terms consistent with the Arrangement Agreement and not having been set aside or modified in a manner unacceptable to either Dolly Varden or Contango, each acting reasonably, on appeal or otherwise;

(f) the Contango Shares and the Exchangeable Shares pursuant to the Plan of Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable securities Laws of any state of the United States, (ii) shall be freely transferable under applicable U.S. Securities Laws and shall not be "restricted securities" within the meaning of Rule 144 of the U.S. Securities Act (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, "affiliates" of Contango, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) shall be registered to the extent required by Section 12(b) of the U.S. Exchange Act; provided, further, that Contango, the Acquiror and Amalco will rely on the Section 3(a)(10) Exemption for the issuance of the Contango Shares, based on the Court's approval of the Arrangement; and

(g) the distribution of the Contango Shares and the Exchangeable Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and there shall be no resale restrictions on such Contango Shares or Exchangeable Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a "control person" under applicable Canadian Securities Laws.

Additional Conditions in Favour of Contango and the Acquiror

The obligations of Contango and the Acquiror to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived, in whole or in part, by Contango and the Acquiror:

(a) all representations and warranties of the Company set forth in the Arrangement Agreement being true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted or required by the Arrangement Agreement or (ii) for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement and the Company shall have provided to Contango and the Acquiror a certificate of two senior officers of Company certifying (on the Company's behalf and without personal liability) the foregoing dated the Effective Date;

(b) the Company having complied in all respects with each of its covenants set forth in the Arrangement Agreement to be complied with by it prior to the Effective Time and the Company having provided to Contango and the Acquiror a certificate of two senior officers of the Company certifying (on the Company's behalf and without personal liability) the foregoing dated the Effective Date;

(c) no Company Material Adverse Effect having occurred since the date of the Arrangement Agreement;

(d) there having been no action or proceeding pending or threatened in writing by a Governmental Entity that is reasonably likely to: (i) enjoin or prohibit Contango or the Acquiror's ability to acquire, hold or exercise full rights of ownership over, any Company Shares; and (ii) if the Arrangement is consummated, have a Company Material Adverse Effect; and

(e) Dissent Rights having not been exercised in respect of more than 5% of the outstanding Company Shares.

Additional Conditions in Favour of Dolly Varden

The obligation of Dolly Varden to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived, in whole or in part, by Dolly Varden:

(a) the representations and warranties of each of Contango and the Acquiror set forth in the Arrangement Agreement being be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted or required by the Arrangement Agreement or (ii) for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Contango Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement and Contango shall have provided to the Company a certificate of two senior officers of Contango certifying (on Contango's and the Acquiror's behalf and without personal liability) the foregoing dated the Effective Date;

(b) each of Contango and the Acquiror shall have complied in all respects with its covenants herein to be complied with by it prior to the Effective Time, and Contango shall have provided to the Company a certificate of two senior officers of Contango certifying (on Contango's behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c) no Contango Material Adverse Effect having occurred since the date of the Arrangement Agreement;

(d) Contango having delivered evidence to the Company of the conditional approval of the listing and posting for trading on the NYSE-A of the Contango Shares to be issued as Consideration pursuant to the Plan of Arrangement and the Contango Shares to be issued upon the exchange of the Exchangeable Shares;

(e) Contango shall have executed and delivered such agreements, including the Voting and Exchange Trust Agreement, 9-month transition services agreements for nominal consideration with directors of Dolly Varden and the Exchangeable Share Support Agreement and taken such other actions as are necessary to cause the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares; and

(f) Contango having taken all necessary steps pursuant to the Arrangement Agreement to ensure that the Contango Board following the Effective Date will consist of seven (7) directors and include three (3) directors nominated by the Company and that Shawn Khunkhun is appointed President of Contango as of the Effective Date.

Covenants

Covenants of the Company

The Company has given, in favour of Contango, usual and customary covenants for an agreement in the nature of the Arrangement Agreement including, but not limited to, covenants that prior to the Effective Date, the Company will carry on business in the ordinary course of business consistent with past practice and perform all obligations required or desirable to be performed by the Company or any of its Subsidiaries under the Arrangement Agreement, co-operate with Contango in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement.

Covenants of Contango

Contango has given, in favour of the Company, usual and customary covenants for an agreement in the nature of the Arrangement Agreement including, but not limited to, covenants that prior to the Effective Date, Contango will carry on business in the ordinary course of business consistent with past practice and perform all obligations required to be performed by Contango or any of its Subsidiaries under the Arrangement Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement.

Contango has additionally covenanted to ensure that as of the Effective Time (i) the Contango Board will consist of seven directors, which will include three directors nominated by the Company, and (ii) the officers of Contango will include Rick Van Nieuwenhuyse as Chief Executive Officer, Shawn Khunkhun as President, and Michael Clark as Executive Vice President and Chief Financial Officer, and has given, in favour of the Company, additional covenants relating to the Exchangeable Shares, Contango Shares and Replacement Options.

Non-Solicitation and Acquisition Proposals

Under the Arrangement Agreement, each of the Company and Contango has agreed to certain non-solicitation provisions summarized below:

Non-Solicitation

Neither the Company or Contango shall, nor shall it cause its Subsidiaries to, directly or indirectly, through any of its Representatives:

(i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of such party or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than another party and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; provided that the party shall be permitted to communicate with any person who has made an Acquisition Proposal (A) for the purpose of clarifying the terms and conditions of such Acquisition Proposal and (B) to advise that the Board of such party has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal;

(iii) make a Change in Recommendation; or

(iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal (other than a confidentiality agreement permitted under the Arrangement Agreement).

Each of the Company and Contango shall, and shall cause its Subsidiaries and Representatives to immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to December 7, 2025 with any person (other than another party and its Subsidiaries or affiliates) conducted by such party or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, such party shall: (i) promptly discontinue access to and disclosure of its and its Subsidiaries' confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and (ii) as soon as possible request (and in any case within two Business Days), to the extent that it is entitled to do so, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require, the return or destruction of all confidential information (including derivative information) regarding such party and its Subsidiaries previously provided to any person (other than another party) in connection with a possible Acquisition Proposal to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to ensure that such requests are fully complied with to the extent such party is entitled.

Except as otherwise permitted under the Arrangement Agreement, each of the Company and Contango agreed that (i) it will take all necessary action to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which it or any of its Subsidiaries is a party, and (ii) neither it nor any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the other parties, release any person from, or waive, amend, suspend or otherwise modify such person's obligations respecting such party, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which it or any of its Subsidiaries is a party.

Notification of Acquisition Proposals

Each of the Company and Contango has agreed that if it or any of its Subsidiaries or any of their respective Representatives receives or is notified of: (i) any inquiry, proposal or offer made after December 7, 2025 that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or (ii) any request for copies of, access to, or disclosure of, confidential information relating to such party or any of its Subsidiaries in connection with any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, then such party will:

(i) promptly orally notify the other parties and then in writing within 24 hours of such Acquisition Proposal, inquiry, proposal, offer or request;

(ii) indicate the identity of the person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof;

(iii) provide copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person; and

(iv) keep the other parties promptly and reasonably informed of the status of material developments and discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

Responding to an Acquisition Proposal

Notwithstanding any other term in the non-solicitation provisions of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Company Shareholder Approval, with respect to Company, or the Contango Stockholder Approval, with respect to Contango, either Company or Contango receives an unsolicited bona fide written Acquisition Proposal, such party (A) may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and (B) may provide copies of, access to or disclosure of information, properties, facilities, books or records of such party or its Subsidiaries, if and only if

(i) the Board of such party determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii) such person is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with such party or any of its Subsidiaries;

(iii) such party has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement; and

(iv) prior to providing any such copies, access or disclosures, such party enters into a confidentiality and standstill agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms that are not less favourable in the aggregate to such party than the Confidentiality Agreement and which does not contain a restriction on the ability of such party to disclose information to the other parties relating to the agreement or the status of material developments and negotiations with respect to such Acquisition Proposal with such person and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the other parties.

Nothing contained in the Arrangement Agreement prohibits the Board of the Company or Contango (acting in good faith and upon advice of its outside legal and financial advisors) from making any disclosure to its shareholders as required by applicable Laws (including its fiduciary duties under applicable Law), including complying with section 2.17 of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal; provided, however, that neither the Company nor Contango nor the Board of either such party shall be permitted to recommend that its shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect a Change in Recommendation with respect thereto, except as permitted by the Arrangement Agreement.

Superior Proposals and Right to Match

If the Company or Contango receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Company Shareholder Approval, with respect to the Company or the Contango Stockholder Approval, with respect to Contango, the Board of the party receiving such Acquisition Proposal may, (1) make a Change in Recommendation in response to such Superior Proposal or (2) cause such party to terminate the Arrangement Agreement and concurrently enter into a definitive agreement with respect to such Superior Proposal (a "Proposed Agreement"), if and only if:

(i) the person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(ii) such party has been, and continues to be, in compliance with its obligations regarding non-solicitation under the Arrangement Agreement;

(iii) such party or its Representatives have delivered to the other parties:

(a) a copy of the Superior Proposal and all related documentation and information as described in subparagraph (iv) of the "Notification of Acquisition Proposals" section above;

(b) a written notice of the determination of the Board of such party that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation or terminate the Arrangement Agreement pursuant to entering into a Proposed Agreement with respect to such Superior Proposal;

(c) a written notice from the Board of such party regarding the value that it, in consultation with its outside financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (collectively, the "Superior Proposal Notice"); and

(d) a copy of the Proposed Agreement and all supporting materials, including any financing documents with customary redactions supplied to such party in connection therewith,

(iv) five Business Days (the "Response Period") shall have elapsed from the date on which the other parties have received the Superior Proposal Notice and all documentation referred to in subparagraphs (iii)(c) and (iii)(d) above;

(v) during any Response Period, the party receiving the Superior Proposal Notice has had the opportunity (but not the obligation) to amend the Arrangement Agreement and the Plan of Arrangement in accordance with the terms described below;

(vi) after the Response Period, the Board of the party receiving the Acquisition Proposal (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the other party, and (B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board of such party to make a Change in Recommendation or to cause such party to terminate the Arrangement Agreement to enter into the Proposed Agreement, as applicable, would be inconsistent with its fiduciary duties under applicable Law; and

(vii) prior to or concurrently with entering into such definitive agreement in respect of the Superior Proposal, the receiving party shall have terminated the Arrangement Agreement and shall have paid to the other party the applicable termination payment as described below.

The Company and Contango acknowledge that during the Response Period or such longer period as the party receiving an Acquisition Proposal may approve in writing for such purpose, (i) the other party will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Plan of Arrangement, (ii)  the Board of the receiving party will review such amendments in good faith in order to determine whether such proposal would, upon acceptance, result in Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (iii) if the receiving party determines that an Acquisition Proposal previously constituting a Superior Proposal would cease to be a Superior Proposal, such party shall negotiate in good faith with the other party to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the other party to proceed with the transactions contemplated by of the Arrangement Agreement on such amended terms. If the Board of the party receiving an Acquisition Proposal determines that such Acquisition Proposal would cease to be a Superior Proposal, the parties will promptly amend the Arrangement Agreement to reflect the proposed amendments.

Each successive amendment or modification to any Acquisition Proposal or Proposed Agreement that results in any modification to the Consideration (or value of such consideration) to be received by Company Shareholders or Contango Stockholders, as applicable, or other material terms or conditions thereof shall constitute a new Acquisition Proposal and the other party shall be afforded a new five Business Day Response Period for purposes of the Company's and Contango's obligations under this section.

The Board of the party receiving an Acquisition Proposal shall promptly reaffirm its Board Recommendation by press release after the Board of such party determines that any Acquisition Proposal that is publicly announced is not a Superior Proposal or such Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal that has been previously announced no longer being a Superior Proposal, and the Arrangement Agreement has been so amended. The party receiving an Acquisition Proposal shall provide the other party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other party and its counsel.

In circumstances where a party provides the other party with notice of a Superior Proposal on a date that is less than seven Business Days prior to the scheduled date of the Meeting or the Contango Meeting, as applicable, the party responding to the Superior Proposal may either proceed with or postpone its meeting to a date that is not more than ten Business Days after the scheduled date of such meeting, and shall postpone such meeting to a date that is not more than ten Business Days after the scheduled date of such meeting if so directed by the other party, and if such meeting is postponed, the party responding to the notice of Superior Proposal shall be entitled to require the party providing the notice of Superior Proposal to postpone its meeting to the same day and time as the postponed meeting.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time:

(a) by mutual written agreement of Dolly Varden and Contango;

(b) by either Dolly Varden or Contango, if:

(i) the Effective Time shall not have occurred on or before the Outside Date, provided, however, that the party seeking to exercise such right to terminate will not be entitled to do so if not be available to such party if the failure of the Effective Time to occur by the Outside Date has been caused by, or is a result of, such party's failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under the Arrangement Agreement;

(ii) after the date of the Arrangement Agreement, any applicable Law or Order has been enacted or made that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Dolly Varden, Contango or the Acquiror from consummating the Arrangement and such applicable Law, Order or enjoinment shall have become final and non-appealable; provided that the party seeking to exercise such right to terminate has complied with certain covenants under the Arrangement Agreement related to using commercially reasonable efforts to appear, overturn or otherwise have lifted any such Law, Order or enjoinment;

(iii) the Company Shareholder Approval has not been obtained at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided, however, that the party seeking to exercise such right to terminate will not be entitled to do so if the failure to obtain the Company Shareholder Approval has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iv) the Contango Stockholder Approval has not been obtained at the Contango Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided, however, that the party seeking to exercise such right to terminate will not be entitled to do so if the failure to obtain the Contango Stockholder Approval has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement,

(c) by Contango, if:

(i) the Company Board makes a Change in Recommendation;

(ii) prior to obtaining the Contango Stockholder Approval, the Contango Board authorizes Contango, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, Contango pays, or causes to be paid, the Termination Fee payable pursuant to the Arrangement Agreement;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or additional Dolly Varden conditions precedent not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the Arrangement Agreement; provided that Contango is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the mutual conditions precedent or additional Dolly Varden conditions precedent not to be satisfied;

(iv) the Company wilfully or materially breaches any of its obligations or covenants set forth in the non-solicitation provisions of the Arrangement Agreement; or

(v) there has occurred a Company Material Adverse Effect

(d) by Dolly Varden, if:

(i) the Contango Board makes a Change in Recommendation;

(ii) prior to obtaining the Company Shareholder Approval, the Company Board authorizes the Company, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, the Company pays, or causes to be paid, the Termination Fee payable pursuant the Arrangement Agreement;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Contango set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in the mutual conditions precedent or additional conditions precedent to the obligations of the Company not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the mutual conditions precedent or additional Contango and the Acquiror conditions precedent not to be satisfied;

(iv) Contango wilfully or materially breaches any of its obligations or covenants set forth in the non-solicitation provisions of the Arrangement Agreement; or

(v) there has occurred a Contango Material Adverse Effect.

Termination Fee

For purposes of the Arrangement Agreement and this Circular, a "Company Termination Fee Event" means the termination of the Arrangement Agreement:

(a) by Contango pursuant to Section 9.2(a)(iii)(A) of the Arrangement Agreement [Dolly Varden Change in Recommendation], except where the Change in Recommendation by the Company which has led to the termination pursuant to Section 9.2(a)(iii)(A) of the Arrangement Agreement was made solely because the Company Board, acting in good faith, in consultation with its outside legal counsel and financial advisors, determined that a change, effect, event or occurrence had taken place that constituted a Contango Material Adverse Effect and that, as a consequence, it would be inconsistent with the Company Board's fiduciary obligations to continue to recommend that the Company Shareholders vote in favour of the Arrangement or pursuant to Section 9.2(a)(iii)(E) of the Arrangement Agreement [Dolly Varden Breach of Non-Solicitation];

(b) by the Company pursuant to Section 9.2(a)(iv)(B) of the Arrangement Agreement [Dolly Varden Accepts Superior Proposal]; or

(c) by either the Company or Contango pursuant to Section 9.2(a)(ii)(A) of the Arrangement Agreement [Effective Time has not occurred before Outside Date], Section 9.2(a)(ii)(C) [Dolly Varden Shareholder Approval not obtained at the Dolly Varden Meeting] of the Arrangement Agreement or Section 9.2(a)(ii)(D) of the Arrangement Agreement [Contango Stockholder Approval not obtained at the Contango Meeting] or by Contango pursuant to Section 9.2(a)(iii)(D) of the Arrangement Agreement (due to wilful breach or actual fraud) [Breach of Dolly Varden Representations, Warranties or Covenants] but only if, in the case of this paragraph (c) prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to the Company shall have been made or publicly announced by any person (other than Contango or any of its affiliates) and has not expired or been withdrawn prior to the Meeting, and:

a. within 12 months following the date of such termination the Company enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within such 12 month period); or

b. within 12 months following the date of such termination an Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above),

provided that for purposes of the definition of a Company Termination Fee Event described above, all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%", in accordance with Section 8.3(d) of the Arrangement Agreement.

If a Company Termination Fee Event occurs pursuant to Section 8.3(d)(i) of the Arrangement Agreement (as described in paragraph (a) above), the Termination Fee shall be payable by the Company to Contango within two Business Days following such Company Termination Fee Event. If a Company Termination Fee Event occurs pursuant to Section 8.3(d)(ii) of the Arrangement Agreement (as described in paragraph (b) above), the Termination Fee shall be paid by the Company to Contango prior to or concurrently with such termination. If a Company Termination Fee Event occurs in the circumstances set out in Section 8.3(d)(iii) of the Arrangement Agreement (as described in paragraph (c) above), the Termination Fee shall be payable by the Company to Contango upon the closing of the applicable transaction referred to therein.

For purposes of the Arrangement Agreement and this Circular, a "Contango Termination Fee Event" means the termination of the Arrangement Agreement:

(a) by the Company pursuant to Section 9.2(a)(iv)(A) of the Arrangement Agreement [Contango Change in Recommendation], except where the Change in Recommendation by Contango which has led to the termination pursuant to Section 9.2(a)(iv)(A) of the Arrangement Agreement was made solely because the Contango Board, acting in good faith, in consultation with its outside legal counsel and financial advisors, determined that a change, effect, event or occurrence had taken place that constituted a Company Material Adverse Effect and that, as a consequence, it would be inconsistent with the Contango Board's fiduciary obligations to continue to recommend that Contango Stockholders vote in favour of the Arrangement or pursuant to Section 9.2(a)(iv)(E) of the Arrangement Agreement [Contango Breach of Non-Solicitation];

(b) by Contango pursuant to Section 9.2(a)(iii)(B) of the Arrangement Agreement [Contango Accepts Superior Proposal]; or

(c) by either the Company or Contango pursuant to Section 9.2(a)(ii)(A) of the Arrangement Agreement [Effective Time has not occurred before Outside Date], Section 9.2(a)(ii)(C) of the Arrangement Agreement [Dolly Varden Shareholder Approval not obtained at the Dolly Varden Meeting] or Section 9.2(a)(ii)(D) of the Arrangement Agreement [Contango Stockholder Approval not obtained at the Contango Meeting] or by the Company pursuant to Section 9.2(a)(iv)(D) of the Arrangement Agreement (due to a negligence, wilful breach or fraud) [Breach of Contango Representations, Warranties or Covenants], but only if, in the case of this paragraph (c), prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Contango shall have been made or publicly announced by any person (other than the Company or any of its affiliates) and has not expired or been withdrawn prior to the Contango Meeting, and:

a. within 12 months following the date of such termination Contango enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within such 12 month period); or

b. within 12 months following the date of such termination an Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above),

provided that for purposes of the definition of a Company Termination Fee Event described above, all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%", in accordance with Section 8.3(e) of the Arrangement Agreement.

If a Contango Termination Fee Event occurs pursuant to Section 8.3(e)(i) of the Arrangement Agreement (as described in paragraph (a) above), the Termination Fee shall be payable by Contango to the Company within two Business Days following such Contango Termination Fee Event. If a Contango Termination Fee Event occurs pursuant to Section 8.3(e)(ii) of the Arrangement Agreement (as described in paragraph (b) above), the Termination Fee shall be paid by Contango to the Company prior to or concurrently with such termination. If a Contango Termination Fee Event occurs in the circumstances set out in Section 8.3(e)(iii) of the Arrangement Agreement (as described in paragraph (c) above), the Termination Fee shall be payable by Contango to the Company upon the closing of the applicable transaction referred to therein.

Governing Law

The Arrangement Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Company, Contango and the Acquiror has irrevocably attorned to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to the Arrangement Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

Amendment

Subject to the provisions of the Interim Order, the Final Order, applicable Law, the Arrangement Agreement and the Plan of Arrangement may be amended by mutual written agreement of Dolly Varden, Contango and the Acquiror.

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS

Description of Exchangeable Shares

The Exchangeable Shares will be issued by the Acquiror and will at all times carry, as nearly as possible, equivalent economic entitlements to those of the Contango Shares, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See "Risk Factors - Risks Relating to the Exchangeable Shares."

Company Shareholders who are Eligible Holders may wish to elect to receive Exchangeable Shares rather than Contango Shares in order to take advantage of a full or partial tax deferral available under the Tax Act. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Contango Shares depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares.

The following summary description of certain material provisions of the Exchangeable Share Provisions is not comprehensive and is qualified in its entirety by reference to the complete text thereof, which is attached as Appendix "G" to this Circular and by reference, in relevant part, to the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement, the forms of which are attached as Appendix "G-1" and Appendix "G-2" to this Circular, respectively.

Ranking

The Exchangeable Shares will be entitled to a preference over the Acquiror Shares and any other shares ranking junior to the Exchangeable Shares with respect to (i) the payment of dividends or other distributions and (ii) the distribution of assets in the event of the liquidation, dissolution or winding-up of the Acquiror, whether voluntary or involuntary, or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, in each case, as and to the extent provided therefor in the terms attaching to the Exchangeable Shares.

Dividends and Other Distributions

A holder of an Exchangeable Share will be entitled to receive and the Acquiror Board will, subject to applicable Law (in this section, as defined in the Exchangeable Share Provisions) and except as otherwise set forth in the Exchangeable Share Provisions, on each date (a "Contango Dividend Declaration Date") on which the Contango Board declares any dividend or other distribution on the Contango Shares, declare a dividend or other distribution on each Exchangeable Share:

(a) in the case of a cash dividend or other distribution declared on the Contango Shares, in an amount in cash, for each Exchangeable Share equal to the Canadian dollar equivalent of the cash dividend or other distribution declared on each Contango Share (as adjusted for Stock Splits (as defined below), or otherwise pursuant to the provisions of the Exchangeable Share Provisions) on the Contango Dividend Declaration Date;

(b) in the case of a stock or share dividend or other distribution declared on the Contango Shares to be paid in Contango Shares, by the issue or transfer by the Acquiror of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Contango Shares to be paid on each Contango Share (as adjusted for Stock Splits (as defined below), or otherwise pursuant to the provisions of the Exchangeable Share Provisions) on the Contango Dividend Declaration Date; and

(c) in the case of a dividend or other distribution declared on the Contango Shares in property other than cash or Contango Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Acquiror Board) to the type and amount of property declared as a dividend or other distribution on each Contango Share (as adjusted for Stock Splits (as defined below), or otherwise pursuant to the provisions of the Exchangeable Share Provisions) on the Contango Dividend Declaration Date.

Such dividends or other distributions shall be paid out of money, assets or property of the Acquiror properly applicable to the payment of dividends or other distributions, or out of authorized but unissued shares of the Acquiror.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares will be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution declared on the Contango Shares, unless such record date for the dividend or other distribution on the Contango Shares is more than two (2) months from the date that such dividend or other distribution is paid, in which case the record date for the determination of the holders of Exchangeable Shares entitled to receive payment of such dividend or other distribution shall be two (2) months from the date such dividend or other distribution was declared.

The Acquiror Board is required to determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Acquiror Board may determine), "economic equivalence" for the purposes of the Exchangeable Shares and each such determination will be conclusive and binding on the Acquiror and its shareholders, absent manifest error. In making each such determination, a number of factors set out in the Exchangeable Share Provisions shall, without excluding other factors determined by the Acquiror Board to be relevant, be considered by the Acquiror Board.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Acquiror shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

(a) pay any dividends or other distributions to any shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions (other than in Acquiror Shares), provided that the Acquiror may pay stock or share dividends payable in Acquiror Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of Acquiror Shares or any other shares ranking equally or junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Acquiror, whether voluntary or involuntary, or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs; or

(c) issue any Exchangeable Shares or any other shares of the Acquiror ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividend to the holders of such Exchangeable Shares.

The restrictions listed in (a), (b), and (c) above shall not apply if all dividends or other distributions on the outstanding Exchangeable Shares corresponding to dividends or other distributions declared and paid on the Contango Shares shall have been declared and paid in full on the Exchangeable Shares, prior to or as at the date of any such event referred to in (a), (b), and (c) above.

Distribution on Liquidation and Associated Call Right

Subject to applicable Law and the due exercise by Contango or Callco of the Liquidation Call Right (which shall itself be subject to the sale and purchase contemplated by the automatic exchange of Exchangeable Shares for Contango Shares (the "Automatic Exchange Right") provided for in Voting and Exchange Trust Agreement, in the event of the liquidation, dissolution or winding-up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, that does not trigger a redemption by the Acquiror (as described below), a holder of Exchangeable Shares shall be entitled to receive from the assets of the Acquiror in respect of each Exchangeable Share held by such holder on the effective date of the liquidation, dissolution or winding-up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs (the "Liquidation Date"), before any distribution of any part of the assets of the Acquiror among the holders of Acquiror Shares or any other shares ranking junior to the Exchangeable Share with respect to dividends or other distributions, an amount per share (the "Liquidation Amount") equal to (i) the Current Market Price (as defined below) of one Contango Share at such time plus (ii) the full amount of all dividends or other distributions declared and payable in respect of a Contango Share which have not, at such time, been paid on such Exchangeable Share in accordance with the Exchangeable Share Provisions (the "Exchangeable Share Price") on the last business day prior to the Liquidation Date, which price shall be satisfied in full by the Acquiror delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount. "Current Market Price" means in respect of a Contango Share on any date, the closing price of a Contango Share on the NYSE-A on the immediately preceding day before such date or, if the Contango Shares are not then listed on the NYSE-A, on such other stock exchange or automated quotation system on which the Contango Shares are listed or quoted, as the case may be, as may be selected by the Contango Board for such purpose.

Contango and Callco will each have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs and subject to the sale and purchase contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Contango or an affiliate of Contango) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Contango or Callco, as the case may be, to each such holder of an amount per share (the "Liquidation Call Purchase Price") equal to the Exchangeable Share Price (payable in the form of (a) one Contango Share (as adjusted for Stock Splits (as defined below) or otherwise pursuant to the provisions of the Exchangeable Share Provisions); plus (b) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, cash dividends or other distributions deliverable in connection with such action; plus (c) such stock or other property constituting any declared, payable and unpaid non-cash dividends or distributions deliverable in connection with such action; provided that: (i) the part of the consideration which represents (c) above shall be fully paid and satisfied by delivery of such non-cash items; (ii) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (iii) in each case, any such consideration shall be paid without interest and less any tax required to be deducted and withheld therefrom (the "Exchangeable Share Consideration")) on the last Business Day prior to the Liquidation Date. The Liquidation Call Purchase Price shall be satisfied in full by Contango or Callco depositing or causing to be deposited with the Exchangeable Shares Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price. In the event of the exercise of the Liquidation Call Right by Contango or Callco, as the case may be, each such holder (other than Contango or an affiliate of Contango) shall be obligated to sell all of the Exchangeable Shares held by the holder to Contango or Callco, as the case may be, on the Liquidation Date on payment by Contango or Callco, as the case may be, to the holder of the Liquidation Call Purchase Price for each such share, and the Acquiror shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased. "Stock Splits" means in respect of Contango Shares, (i) the subdivision or redivision of the outstanding Contango Shares into a greater number of Contango Shares (other than by way of a dividend) or (ii) reduction, combination of consolidation of the outstanding Contango Shares into a smaller number of Contango Shares.

Callco shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, Contango or Callco must notify the Exchangeable Shares Transfer Agent, as agent for the holders of Exchangeable Shares, and the Acquiror of its intention to exercise such right (i) in the case of a voluntary liquidation, dissolution or winding-up of the Acquiror or any other voluntary distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, at least 15 Business Days before the Liquidation Date, or (ii) in the case of an involuntary liquidation, dissolution or winding-up of the Acquiror or any other involuntary distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, at least five Business Days before the Liquidation Date. The Exchangeable Shares Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Contango or Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Contango or Callco. If Contango or Callco exercises the Liquidation Call Right, then on the Liquidation Date, Contango or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than Contango or an affiliate of Contango) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

Retraction of Exchangeable Shares and Associated Call Right

Subject to applicable Law and the due exercise by Contango or Callco of the Retraction Call Right (as defined below), a holder of Exchangeable Shares shall be entitled at any time to require Acquiror to redeem, or Contango to purchase (at the holder's discretion) any or all Exchangeable Shares registered in the name of such holder and for an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the Retraction Date (the "Retraction Price"), which price shall be satisfied in full by the Acquiror or Contango delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem or purchase, as applicable, by presenting and surrendering to the Acquiror or Contango, as applicable, at the registered office of the Acquiror or Contango, as applicable, or at any office of the Exchangeable Shares Transfer Agent as may be specified by the Acquiror or Contango, as applicable, by notice to the holders of the Exchangeable Shares, the certificate(s) representing the Exchangeable Shares (if any) that the holder desires to have the Acquiror or Contango redeem or purchase, as applicable, together with (i) such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the BCBCA and the articles of the Acquiror, as applicable, together with such additional documents, instruments and payments as the Exchangeable Shares Transfer Agent and the Acquiror or Contango, as applicable, may reasonably require and (ii) a duly executed request ("Retraction Request") in the form of Appendix I to the Exchangeable Share Provisions, which are attached as Appendix "G" to this Circular, or in such other form as may be acceptable to the Acquiror or Contango, as applicable: (A) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate(s) (if any) or by any non-transferable acknowledgement (the "Retracted Shares") redeemed by the Acquiror or purchased by Contango, as applicable; (B) stating the Business Day on which the holder desires to have the Acquiror redeem or Contango purchase, as applicable, the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall not be less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Acquiror or Contango, as applicable, and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Acquiror or Contango, as applicable; and (C) acknowledging the overriding Retraction Call Right of Contango and Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Contango or Callco in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price  and on the other terms and conditions set out in the Exchangeable Share Provisions.

In the event that a holder of Exchangeable Shares delivers a Retraction Request, Contango and Callco shall have the overriding right (the "Retraction Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by the Acquiror or purchase of the Exchangeable Shares by Contango, as applicable, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by Contango or Callco, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "Retraction Call Right Purchase Price"), which price shall be satisfied in full by Contango or Callco, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right by Contango or Callco (provided that the applicable Retraction Request has not been revoked in the manner described below), the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to Contango or Callco, as the case may be, on the Retraction Date on payment by Contango or Callco, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such shares.

Upon receipt by the Acquiror or Contango, as applicable, of a Retraction Request, the Acquiror or Contango, as applicable, shall immediately notify Contango and Callco thereof and shall provide Contango or Callco with a copy of the Retraction Request. Callco shall only be entitled to exercise the Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Retraction Call Right or in respect of which Contango has received the relevant Retraction Request and in respect of which Contango has not exercised its Retraction Call Right. To exercise its Retraction Call Right, Contango or Callco, as the case may be, must notify the Acquiror or Contango, as applicable, and the Exchangeable Shares Transfer Agent, as agent for the holders of the Exchangeable Shares, in writing of its determination to do so within five business days after the Acquiror or Contango, as applicable, notifies Contango and Callco of the Retraction Request. If neither Contango nor Callco so notifies the Acquiror or Contango, as applicable, within such five (5) Business Day period, the Acquiror or Contango, as applicable, shall notify the holder as soon as possible thereafter that neither Contango nor Callco will exercise the Retraction Call Right. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Exchangeable Shares Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Acquiror or purchase by Contango, as applicable, of such Retracted Shares shall take place on the Retraction Date.

A holder of Exchangeable Shares who has made a Retraction Request may, by notice in writing given by the holder to the Acquiror or Contango, as applicable, before the close of business on the second Business Day immediately preceding the Retraction Date, withdraw such Retraction Request, in which event such Retraction Request will be null and void and the revocable offer constituted by the Retraction Request to sell such Exchangeable Shares to Contango or Callco pursuant to the exercise of the Retraction Call Right will be deemed to have been revoked.

If neither Contango nor Callco notifies the Exchangeable Shares Transfer Agent and the Acquiror or Contango, as applicable, of its intention to exercise the Retraction Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Acquiror or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause Callco to exercise in its stead) the Retraction Call Right in respect of the shares covered by the notice.

Redemption of Exchangeable Shares and Associated Call Right

Subject to applicable Law and the due exercise by Contango or Callco of the Redemption Call Right, the Acquiror shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Contango and its affiliates) for an amount per share (the "Redemption Price") equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Acquiror delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

The "Redemption Date" is the date, if any, established by the Acquiror Board for the redemption by the Acquiror of all but not less than all of the outstanding Exchangeable Shares, which date shall be the fifth anniversary of the Effective Date (the "Sunset Date") unless, prior to that time:

(a) the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Contango and its affiliates) is less than 5% of the number of Exchangeable Shares issued on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Acquiror Board in certain circumstances set forth in the Exchangeable Share Provisions), in which case the Acquiror Board may accelerate such Redemption Date to such date as it may determine, upon at least 30 days' prior written notice to the holders of the Exchangeable Shares and the Trustee;

(b) (i) any person acquires, directly or indirectly, any voting security of Contango, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of Contango; (ii) the shareholders of Contango approve a merger, consolidation, recapitalization or reorganization of Contango, other than any such transaction which would result in the holders of outstanding voting securities of Contango immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction; (iii) the shareholders of Contango approve a liquidation of Contango; (iv) Contango sells or disposes of all or substantially all of its assets; or (v) any other transaction or series of related transactions having a substantially similar effect as those described above (each a "Contango Extraordinary Transaction") is proposed, in which case, provided that the Acquiror Board determines in good faith, that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Contango Extraordinary Transaction or that the redemption of all but not less than all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Contango and its affiliates) is necessary to enable the completion of such Contango Extraordinary Transaction in accordance with its terms, the Acquiror Board may accelerate such Redemption Date to such date as it may determine, upon such number of days' prior written notice to the holders of the Exchangeable Shares and the Trustee as the Acquiror Board may determine to be reasonably practicable in such circumstances;

Contango and Callco shall each have the overriding right (the "Redemption Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by the Acquiror, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Contango or an affiliate of Contango) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Contango or Callco, as the case may be, of an amount per share (the "Redemption Call Purchase Price") equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date. The Redemption Call Purchase Price shall be satisfied in full by Contango or Callco depositing or causing to be deposited with the Exchangeable Shares Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price. In the event of the exercise of the Redemption Call Right by Contango or Callco, as the case may be, each holder of Exchangeable Shares (other than Contango and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Contango or Callco, as the case may be, on the Redemption Date on payment by Contango or Callco, as the case may be, to the holder of the Redemption Call Purchase Price for each such share, and the Acquiror shall have no obligation to redeem, or pay the Redemption Price, in respect of the shares so purchased.

Callco shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Redemption Call Right, other than in the case where the Redemption Date is the Sunset Date (such redemption, the "Sunset Redemption") with respect to which Callco shall always be entitled to exercise the Redemption Call Right. To exercise the Redemption Call Right, Contango or Callco must notify the Exchangeable Shares Transfer Agent, as agent for the holders of Exchangeable Shares, and the Acquiror of its intention to exercise such right (i) in the case of a redemption occurring as a result of a Contango Extraordinary Transaction, on or before the Redemption Date, and (ii) in any other case, at least 15 Business Days before the Redemption Date. The Exchangeable Shares Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Contango or Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Contango or Callco. If Contango or Callco exercises the Redemption Call Right, then on the Redemption Date, Contango or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) will sell  all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

If neither Contango nor Callco notifies the Exchangeable Shares Transfer Agent and the Acquiror of its intention to exercise the Redemption Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Acquiror or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause Callco to exercise in its stead) the Redemption Call Right in respect of the shares covered by the notice.

Change of Law Call Right

Contango and Callco shall each have the overriding right (the "Change of Law Call Right"), in the event of any amendment to the Tax Act and other applicable provincial income tax Laws that permit Canadian resident holders of the Exchangeable Shares, who hold the Exchangeable Shares as capital property and deal at arm's length with Contango and the Acquiror (all for the purposes of the Tax Act and other applicable provincial income tax Laws), to exchange their Exchangeable Shares for Contango Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax Laws, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) on the Change of Law Call Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Contango or Callco, as the case may be, to each such holder an amount per share (the "Change of Law Call Purchase Price") equal to the Exchangeable Share Price applicable on the last Business Day prior to the date on which Contango or the Acquiror acquires the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right (the "Change of Law Call Date"), which shall be satisfied in full by Contango or Callco depositing or causing to be deposited with the Exchangeable Shares Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the total Change of Law Call Purchase Price. In the event of the exercise of the Change of Law Call Right by Contango or Callco, as the case may be, each such holder of Exchangeable Shares (other than Contango and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Contango or Callco, as the case may be, on the Change of Law Call Date upon payment by Contango or Callco, as the case may be, to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share.

Callco shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, Contango or Callco, as the case may be, must notify the Exchangeable Shares Transfer Agent, as agent for the holders of Exchangeable Shares, and the Acquiror of its intention to exercise such right at least 15 Business Days before the Change of Law Call Date. The Exchangeable Shares Transfer Agent will notify the holders of Exchangeable Shares as to Contango or Callco exercising the Change of Law Call Right forthwith after receiving notice of such exercise from Contango or Callco. If Contango or Callco exercises the Change of Law Call Right, then on the Change of Law Call Date, Contango or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) will sell, all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

If neither Contango nor Callco notifies the Exchangeable Shares Transfer Agent and the Acquiror of its intention to exercise the Change of Law Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Acquiror or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause Callco to exercise in its stead) the Change of Law Call Right in respect of the shares covered by the notice.

Voting Rights

Except as required by applicable Law and in respect of certain matters as further described in the Exchangeable Share Provisions, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Acquiror or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable Law. Each holder of Exchangeable Shares shall have the right to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes to which a holder of one Contango Share (subject to any applicable change as contemplated by the provisions relating to economic equivalence under the Exchangeable Share Support Agreement) is entitled with respect to any matter, proposition or question for each Exchangeable Share owned of record by such holder. See "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement".

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable law shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to, in respect of any approval required under the Exchangeable Share Provisions, a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present in person or represented by proxy.

Voting and Exchange Trust Agreement

The following is a summary description of certain material provisions of the Voting and Exchange Trust Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Voting and Exchange Trust Agreement, which is attached as Appendix "G-1" to this Circular, and by reference, in relevant part, to the Exchangeable Share Support Agreement, which is attached as Appendix "G-2" to this Circular.

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares, other than Contango, Callco and their affiliates (the "Beneficiaries"). The Trustee will hold the Special Voting Share in the capital of Contango which entitles the holder to that number of votes at meetings of holders of Contango Shares equal to the number of Exchangeable Shares outstanding at such time (excluding Exchangeable Shares held by Contango and its affiliates) in order to enable the Trustee to exercise the voting rights attached thereto and will hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries.

Voting Rights

Pursuant to the Voting and Exchange Trust Agreement, Contango will issue to and deposit with the Trustee the Special Voting Share to be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of the Voting and Exchange Trust Agreement.

Under the Voting and Exchange Trust Agreement, the Trustee shall be entitled to exercise all of the voting rights, including the right to vote in person or by proxy, attaching to the Special Voting Share on any matters, question, proposal or proposition that may properly come before the Contango Stockholders at a meeting of Contango Stockholders.

With respect to all meetings of shareholders of Contango at which Contango Stockholders are entitled to vote, each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes to which a holder of one Contango Share (subject to any applicable change as contemplated by the provisions relating to economic equivalence under the Exchangeable Share Support Agreement) is entitled with respect to such matter, proposition or question for each Exchangeable Share owned of record by such Beneficiary at the close of business on the record date established by Contango or by applicable Law.

The aggregate voting rights attached to the Special Voting Share at a meeting of shareholders of Contango at which shareholders of Contango are entitled to vote shall consist of one vote per outstanding Exchangeable Share from time to time not owned by Contango and its affiliates (subject to any applicable change as contemplated by the provisions relating to economic equivalence under the Exchangeable Share Support Agreement) at the closing of business on the record date established by Contango or by applicable Law for which the Trustee shall have received voting instructions from the Beneficiaries.

The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the Trustee will not exercise voting rights with respect to such Exchangeable Share. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled.

The Trustee will send to the Beneficiaries the notice of each meeting at which the Contango Stockholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, at the same time as Contango sends such notice and materials to the Contango Stockholders. The Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by Contango to the Contango Stockholders at the same time as such materials are sent to the Contango Stockholders. To the extent such materials are provided to the Trustee by Contango, the Trustee will also send to the holders all materials sent by third parties to Contango Stockholders generally, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Contango Stockholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange of such holder's Exchangeable Shares for Contango Shares.

Acquiror Insolvency Event - Exchange Right

Upon the occurrence and during the continuance of (i) the institution by the Acquiror of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of the Acquiror to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by the Acquiror of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by the Acquiror to contest in good faith any such proceedings commenced in respect of the Acquiror within 30 days of becoming aware thereof, or the consent by the Acquiror to the filing of any such petition or to the appointment of a receiver, (iii) the making by the Acquiror of a general assignment for the benefit of creditors, or the admission in writing by the Acquiror of its inability to pay its debts generally as they become due, or (iv) the Acquiror not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions specified in a Retraction Request delivered to the Acquiror in accordance with the terms of the Exchangeable Share Provisions (each an "Acquiror Insolvency Event"), the Trustee shall have the right (the "Exchange Right") to require Callco or Contango (provided that Contango may, in its sole discretion, cause Callco to purchase in its stead to the extent permitted by applicable Law) to purchase from each Beneficiary all or any part of the Exchangeable Shares from each or any Beneficiary, provided that the Trustee may exercise such right only on the basis of instructions received from each such Beneficiary. The purchase price payable by Contango or Callco, as the case may be, for each Exchangeable Share purchased pursuant to the exercise of the Exchange Right will be the Exchangeable Share Price on the last business day prior to the closing of the purchase and sale of such Exchangeable Share, which price will be satisfied in full by Contango or Callco, as the case may be, delivering the Exchangeable Share Consideration representing such Exchangeable Share Price to the Trustee.

As soon as practicable following the occurrence of an Acquiror Insolvency Event or any event that with the passage of time or the giving of notice or both would be an Acquiror Insolvency Event, Contango and the Acquiror will give written notice thereof to the Trustee. As soon as practicable after receiving such notice, or upon the Trustee otherwise becoming aware of an Acquiror Insolvency Event, the Trustee will give notice to each holder of Exchangeable Shares of such event and will advise the holder of its rights with respect to the Exchange Right.

Contango Liquidation Event - Automatic Exchange Right

Immediately prior to the effective date of (a) any determination by the Contango Board to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Contango or to effect any other distribution of assets of Contango among shareholders for the purpose of winding up its affairs; or (b) the commencement of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Contango or to effect any other distribution of assets of Contango among its shareholders for the purpose of winding up its affairs, in each case where Contango has failed to contest in good faith any such proceeding commenced in respect of Contango within 30 days of becoming aware thereof (a "Contango Liquidation Event"), each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Contango, Callco and their affiliates) shall be automatically exchanged for one Contango Share. To effect such automatic exchange, Contango (or, if Contango so decides, in its sole discretion and to the extent permitted by applicable Law, Callco) shall purchase all of the Exchangeable Shares outstanding immediately prior to the effective date of the Contango Liquidation Event. The purchase price payable by Contango for each Exchangeable Share purchased pursuant to such exchange will be the Exchangeable Share Price immediately prior to the effective date of the Contango Liquidation Event, which price will be satisfied in full by Contango or Callco, as applicable, delivering the Exchangeable Share Consideration representing such Exchangeable Share Price to the holder thereof.

Exchangeable Share Support Agreement

The following is a summary description of certain material provisions of the Exchangeable Share Support Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Exchangeable Share Support Agreement, the form of which is attached as Appendix "G-2" to this Circular. The Exchangeable Share Support Agreement will be filed on SEDAR+ at www.sedarplus.ca following closing of the Arrangement.

Pursuant to the Exchangeable Share Support Agreement, Contango will agree that, so long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding, Contango shall, among other things:

(a) not take any action that will result in the declaration or payment of any dividend or make any other distribution on the Contango Shares unless (i) the Acquiror shall simultaneously, declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an "Equivalent Dividend"), (ii) if the dividend is a cash dividend or other distribution, receive sufficient money or other assets from Contango (through any intermediary entities) to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend, and (iii) if the dividend or other distribution is a stock or share dividend or distribution of stock or shares, have sufficient but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend;

(b) advise the Acquiror sufficiently in advance of the declaration of any dividend or other distribution on the Contango Shares and take all such other actions as are reasonably necessary or desirable, in cooperation with the Acquiror, to ensure that the respective declaration date, record date and payment date for equivalent dividends on the Exchangeable Shares are the same as those for any corresponding dividends or other distributions on the Contango Shares;

(c) ensure that the record date for any dividend or other distribution declared on the Contango Shares is not less than 10 Business Days after the declaration date of such dividend or declaration;

(d) take all such actions and do all things as are reasonably necessary or desirable to enable and permit the Acquiror, in accordance with applicable law, to pay the Liquidation Amount, the Retraction Price or the Redemption Price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding-up of the Acquiror, whether voluntary or involuntary, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by the Acquiror;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Trustee, in accordance with applicable law, to perform its obligations under the Voting and Exchange Trust Agreement, including all such actions and all such things as are reasonably necessary or desirable to enable and permit the Trustee in its capacity as trustee under the Voting and Exchange Trust Agreement to exercise voting rights in respect of a meeting of Contango Stockholders as provided in the Voting and Exchange Trust Agreement;

(f) take all such actions and do all things as are reasonably necessary or desirable to enable and permit Contango or Callco, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right or the Change of Law Call Right;

(g) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Contango, in accordance with applicable law, to perform its obligations in connection with a Retraction Request and redemption by the Acquiror pursuant to the Exchangeable Share Provisions; and

(h) not and shall ensure that it and its affiliates do not exercise any voting rights as a shareholder of the Acquiror to initiate the voluntary liquidation, dissolution or winding up of the Acquiror or any other distribution of the assets of the Acquiror for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for purpose of winding up its affairs, without the prior approval of the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions as long as any Exchangeable Shares are outstanding.

In order to protect the economic equivalence of the Exchangeable Shares, the Exchangeable Share Support Agreement will provide that, so long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding:

(a) Contango will not without the prior approval of the Acquiror and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i) issue or distribute Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) to the holders of all or substantially all of the then outstanding Contango Shares by way of stock dividend or other distribution, other than an issue of Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) to holders of Contango Shares (A) who exercise an option to receive dividends in Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Contango Shares entitling them to subscribe for or to purchase Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Contango Shares (A) shares or securities of Contango of any class (other than Contango Shares or securities convertible into or exchangeable for or carrying rights to acquire Contango Shares), (B) rights, options, warrants or other assets other than those referred to in clause (a)(ii) above, (C) evidence of indebtedness of Contango or (D) assets of Contango, unless, in each case, the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed by the Acquiror simultaneously to holders of the Exchangeable Shares.

(b) Contango shall not without the prior approval of the Acquiror and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i) subdivide, redivide or change the then outstanding Contango Shares into a greater number of Contango Shares; or

(ii) reduce, combine, consolidate or change the then outstanding Contango Shares into a lesser number of Contango Shares; or

(iii) reclassify or otherwise change Contango Shares or effect an amalgamation, merger, reorganization or other transaction affecting Contango Shares;

unless, in each case, the same subdivision, redivision, reduction, combination or consolidation, as applicable or a change that provides economic equivalence and equivalent voting rights is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares.

(c) Contango shall ensure that the record date for any event referred to in (a) and (b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five business days after the date on which such event is declared or announced by Contango (with contemporaneous notification thereof by Contango to the Acquiror).

The Acquiror Board will determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Acquiror Board may determine), "economic equivalence" for the purposes of any event referred to in paragraphs (a) or (b) above and each such determination will be conclusive and binding on Contango, absent manifest error. The Acquiror agrees that, to the extent required, upon due notice from Contango, the Acquiror shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by the Acquiror, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Contango Shares and Exchangeable Shares as provided for above.

The Exchangeable Share Support Agreement will provide that in the event that a tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to Contango Shares is proposed to Contango or its shareholders and is recommended by the Contango Board, or is otherwise effected or to be effected with the consent or approval of the Contango Board, and the Exchangeable Shares are not redeemed by the Acquiror or purchased by Contango or Callco pursuant to the Redemption Call Right, Contango and the Acquiror will use reasonable efforts (or best efforts, in the Acquiror's case) to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Contango and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Contango Shares, without discrimination. Without limiting the generality of the foregoing, Contango and the Acquiror will use reasonable efforts in good faith to ensure that all holders of Exchangeable Shares may participate in such offer without being required to retract Exchangeable Shares as against the Acquiror (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer).

The Exchangeable Share Support Agreement also will provide that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Contango or any of its affiliates, Contango will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions, remain the direct or indirect beneficial owner of all issued and outstanding Acquiror Shares and Callco Shares.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties, (ii) evidencing the succession of successors to Contango and the covenants and obligations assumed by such successors; (iii) making such amendments or modifications not inconsistent with the Exchangeable Share Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder or (iv) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of (i), (iii) and (iv), that the Board of each of Contango, the Acquiror and Callco are of the good faith opinion that such amendments are not prejudicial to the rights or interests of the holders of the Exchangeable Shares), the Exchangeable Share Support Agreement may not be amended except by agreement in writing executed by Contango, Callco and the Acquiror and approved by the holders of the Exchangeable Shares.

Under the Exchangeable Share Support Agreement, each of Contango and Callco will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time with respect to any Exchangeable Shares owned by Contango or its affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Exchangeable Share Support Agreement).

Registration of Contango Shares Issued Upon Exchange of the Exchangeable Shares

The Contango Shares to be issued upon exchange of the Exchangeable Shares are subject to the registration requirements of the U.S. Securities Act. Pursuant to the Exchangeable Share Support Agreement, Contango will agree to cause there to be an effective registration statement registering the issuance of the Contango Shares issuable upon exchange of the Exchangeable Shares under the U.S. Securities Act.

COMPARISON OF SHAREHOLDER RIGHTS

Contango is incorporated under the laws of the State of Delaware. The rights of a shareholder of a Delaware corporation differ from the rights of a shareholder of a BCBCA corporation. See Appendix "J" to this Circular for a summary comparison of the rights of Company Shareholders and Contango Stockholders.

REGULATORY MATTERS

Canadian Securities Law Matters

Multilateral Instrument 61-101

The Company is a reporting issuer in each of the provinces of Canada (except Quebec) and, accordingly, is subject to applicable securities laws of such provinces, including MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure fair treatment of securityholders in transactions which raise the potential for conflicts of interest, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, and, in certain instances, formal valuations. The protections afforded by MI 61-101 apply to "business combinations" (as defined in MI 61-101) which are transactions that can result in the interests of holders of equity securities being terminated without their consent.

The Arrangement is not a "business combination" for the purposes of MI 61-101 because, as described below, certain "related parties" (as defined in MI 61-101) will not, directly or indirectly, receive a "collateral benefit" (as defined in MI 61-101) as a consequence of the Arrangement.

Collateral Benefits

A "collateral benefit", as defined in MI 61-101, includes any benefit that a "related party" of the issuer (which includes the directors and executive officers of the issuer) is entitled to receive, directly or indirectly, as a consequence of the transaction, including an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer. However, such a benefit will not constitute a "collateral benefit" provided that certain conditions are satisfied.

Payments to be paid to or other benefits to be received by any of the directors or executive officers of the Company as a consequence of the completion of the Arrangement may constitute a "collateral benefit" for purposes of MI 61-101. However, a related party is not considered under MI 61-101 to have received a collateral benefit if such related party and its "associated entities" (as defined in MI 61-101) beneficially owns, or exercises control or direction over, less than 1% of the issuer's outstanding equity securities (the "1% Exception").

Based on information provided with respect to Dolly Varden's directors and executive officers on SEDI as of the date of the Arrangement Agreement, each of them beneficially owns less than 1% of the outstanding Company Shares (on a partially diluted basis).

Certain directors and officers of the Company may receive the benefit of accelerated vesting of Company RSUs. See "The Arrangement - Treatment of Outstanding Company Equity-Based Compensation". However, each of such individuals holds or exercises control over less than 1% of the Company equity securities, and as such, satisfies the 1% Exception. Accordingly, any accelerated vesting of Company RSUs to which such individuals may be entitled do not constitute collateral benefits under MI 61-101.

Accordingly, based on disclosure by such executive officers and directors of any benefits to which they are entitled to in connection with the Arrangement, the 1% Exception applies, and as such benefits do not constitute "collateral benefits". The Arrangement is therefore not a "business combination" for the purposes of MI 61-101 and is not subject to the minority approval requirements under MI 61-101.

Formal Valuation

The Company is not required to obtain a formal valuation under MI 61-101 as no "interested party" (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company, whether alone or with joint actors, and there is no "connected transaction" that would qualify as a "related party transaction" (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

Disclosure of Prior Valuations

To the knowledge of the Company and its directors and executive officers, after reasonable inquiry, there have been no prior valuations in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of this Circular and, except as disclosed in this Circular under the heading "The Arrangement - Background to the Arrangement", no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Company during the 24 months before the execution of the Arrangement Agreement.

Canadian Reporting Obligations of Dolly Varden

The Company is a reporting issuer (or the equivalent) in all of the provinces of Canada (except Quebec). It is expected that Dolly Varden will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement.

Canadian Reporting Obligations of Contango

Following Closing, Contango will become a reporting issuer in each of the provinces of Canada (except Quebec) and will continue to be subject to Canadian continuous disclosure obligations under Canadian Securities Laws, including the requirement that its reporting insiders file reports with respect to, among other things, their beneficial ownership of, or control or direction over, securities of Contango and their interest in, and rights and obligations associated with, related financial instruments. Contango will be an "SEC Issuer" (as such term is defined under Canadian Securities Laws) and, therefore, in certain instances, may rely on available exemptions to satisfy its Canadian continuous disclosure and other reporting obligations by filing in Canada its periodic and current reports filed with the SEC, but it is possible that Contango will no longer qualify as a "SEC foreign issuer" (as such term is defined under Canadian Securities Laws) in which case Contango would not be entitled to additional exemptions available to foreign issuers under Canadian Securities Laws.

Qualification - Resale of Contango Shares and Exchangeable Shares

The issue of Contango Shares and Exchangeable Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of the Canadian Securities Laws. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute "control distributions", Contango Shares and Exchangeable Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Company Shareholders. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. Securities Laws. Also see "Notice to Company Shareholders in the United States".

Company Shareholders who resell Contango Shares or Exchangeable Shares must also comply with Canadian Securities Laws, as outlined above.

Status Under U.S. Federal Securities Laws

The Company Shares are registered under Section 12(b) of the U.S. Exchange Act and trade on the NYSE-A. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act and the Company is subject to certain reporting obligations applicable to foreign private issuers under the U.S. Exchange Act. Following the completion of the Arrangement, Contango, the Acquiror and Amalco expect that the Company Shares will be deregistered under the U.S. Exchange Act and the Company will no longer be required to file reports with the SEC.

The Contango Shares are registered under Section 12(b) of the U.S. Exchange Act and trade on the NYSE-A, and Contango is subject to periodic reporting obligations under the U.S. Exchange Act. Contango is not a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act, and as a result Contango and its insiders are subject to the proxy requirements, insider reporting requirements and "short swing" profit rules of the U.S. Exchange Act.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the Section 3(a)(10) Exemption and in compliance with the securities laws of each state of the United States in which the holders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental entity expressly authorized by law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares, issued pursuant to the Arrangement.

Resale of Contango Shares and Exchangeable Shares in the United States

Company Shareholders who are not "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of Contango, the Acquiror or Amalco, as applicable, and have not been affiliates of Contango, the Acquiror or Dolly Varden, as applicable, within 90 days prior to the completion of the Arrangement, may resell Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares, respectively, issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act. Persons who were affiliates of Dolly Varden within 90 days prior to the completion of the Arrangement may be considered to have been affiliates of Amalco within such period.  As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its "affiliates" for purposes of Rule 144 of the U.S. Securities Act.

Company Shareholders who are affiliates (or, if applicable, former affiliates) of Contango, the Acquiror or Amalco may not be able to resell the Contango Shares, Acquiror Exchangeable Shares or Amalco Exchangeable Shares, respectively, that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. In general, persons who are affiliates of Contango, the Acquiror or Amalco or were affiliates of Contango, the Acquiror or Amalco within 90 days prior to the completion of the Arrangement will be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those Contango Shares, Acquiror Exchangeable Shares or Amalco Exchangeable Shares, respectively, that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding securities of such class or the average weekly trading volume of Contango Shares, Acquiror Exchangeable Shares or Amalco Exchangeable Shares, respectively, on a United States securities exchange or reported through the automated quotation system of a U.S. registered securities association during the four calendar week period preceding the date of the sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash or cash equivalents. If Contango, the Acquiror or Amalco were to be deemed to have ever been such an issuer, Rule 144 of the U.S. Securities Act may be unavailable for resales of the Contango Shares or Exchangeable Shares, respectively, unless and until Contango, the Acquiror or Amalco, as applicable, has satisfied the applicable conditions.

Any Company Shareholder who is an affiliate (or, if applicable, former affiliate) of Contango, the Acquiror or Dolly Varden is urged to consult with its own legal advisor to ensure that any proposed resale of Contango Shares, Acquiror Exchangeable Shares or Amalco Exchangeable Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

In plain terms, the Contango Shares issued to Company Shareholders under the Arrangement are expected to be freely tradable for holders who are not 'affiliates' of Contango. Holders who are, or become, affiliates (generally directors, officers and control persons) will be subject to resale limitations under applicable securities laws, including Rule 144.

Contango Shares Issuable Upon Exchange of the Exchangeable Shares

The Contango Shares to be issued upon exchange of the Acquiror Exchangeable Shares and Amalco Exchangeable Shares are not covered by the Section 3(a)(10) Exemption and are subject to the registration requirements of the U.S. Securities Act. Pursuant to the Exchangeable Share Support Agreement, Contango will use reasonable best efforts to file, by or as promptly as practicable after the Effective Date, and cause to be effective as promptly as practicable thereafter, a registration statement on Form S-3 (or any successor or other applicable form) under the U.S. Securities Act to register any and all of the Contango Shares to be issued or delivered to holders of the Acquiror Exchangeable Shares or Amalco Exchangeable Shares by Contango or Callco.

Provided that any exchange of the Exchangeable Shares occurs pursuant to an effective registration statement under the U.S. Securities Act, the Contango Shares that are issued upon such exchange to a person that is not, and has not been within the preceding three months, an affiliate of Contango, may be resold without restriction under the U.S. Securities Act.  Such Contango Shares issued to a person that is, or has been within the preceding three months, an affiliate of Contango may not be resold except pursuant to registration under the U.S. Securities Act or an available exemption therefrom, such as Rule 144, if available.  For more information regarding Rule 144, see "Regulatory Matters - U.S. Securities Law Matters - Resale of Contango Shares Acquiror Exchangeable Shares and Amalco Exchangeable Shares in the United States".

Replacement Options and Contango Shares Issuable Upon Exercise of Replacement Options

The exchange of the Company Options for Replacement Options will occur pursuant to the existing terms of the Company Options and not pursuant to the Arrangement or the Section 3(a)(10) Exemption. The exercise of any Replacement Options will be subject to the registration requirements of the U.S. Securities Act.  In the Arrangement Agreement, Contango has agreed to use reasonable best efforts to file a registration statement on Form S-8 or another applicable form with the SEC to register the Contango Shares issuable upon exercise of the Replacement Options under the U.S. Securities Act as promptly as practicable after the completion of the Arrangement, and to use reasonable best efforts to maintain the effectiveness of such registration statement (or any appropriate replacement registration statement) for as long as any Replacement Options remain outstanding.

Provided that any exercise of Replacement Options occurs pursuant to an effective registration statement, the Contango Shares that are issued upon such exercise to a person that is not, and has not been within the preceding three months, an affiliate of Contango, may be resold without restriction under the U.S. Securities Act.  Such Contango Shares issued to a person that is, or has been within the preceding three months, an affiliate of Contango may not be resold except pursuant to registration under the U.S. Securities Act or an available exemption therefrom, such as Rule 144, if available. For more information regarding Rule 144, see "Resale of Contango Shares, Acquiror Exchangeable Shares and Amalco Exchangeable Shares in the United States".

The foregoing discussion is only a general overview of the requirements of the U.S. Securities Laws that may be applicable to the resale of Contango Shares and Exchangeable Shares received pursuant to the Arrangement, the issuance and resale of Contango Shares to be issued upon exchange of Exchangeable Shares, and the issuance and resale of Contango Shares to be issued upon exercise of Replacement Options. Security holders are urged to obtain legal advice to ensure that their exchange, exercise and resale of such securities complies with applicable U.S. Securities Laws. Further information applicable to U.S. Company Shareholders is disclosed in this Circular under "Regulatory Matters - U.S. Securities Law Matters".

Stock Exchange Listings and Approvals

Contango will apply to list the Contango Shares issuable under the Arrangement on the NYSE-A and it is a condition of closing that Contango will have obtained approval for this listing (subject to customary conditions). In addition, Contango intends to apply to list on the TSX concurrently with the closing of the Arrangement. Contango and the Acquiror do not intend to list the Exchangeable Shares issuable under the Arrangement on any stock exchange. See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

Company Shares currently trade on the TSXV and the NYSE-A. If the Arrangement is completed, Contango, the Acquiror and Amalco intend to have the Company Shares delisted from the TSXV and the NYSE-A.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to Dolly Varden, based on the provisions of the Tax Act and the regulations thereunder as of the date hereof, the Contango Shares will be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered education savings plans ("RESPs"), first-home savings accounts ("FHSAs"), registered disability savings plans ("RDSPs") and tax-free savings accounts ("TFSAs") (collectively, RRSPs, RRIFs, RESPs, FHSAs, RDSPs and TFSAs are referred to as "Registered Plans"), provided that the Contango Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes NYSE-A).

Notwithstanding the foregoing, the annuitant, holder or subscriber, as applicable, of a Registered Plan will be subject to a penalty tax in respect of the Contango Shares held by a trust governed by such Registered Plan, as the case may be, if such Contango Shares are a "prohibited investment" for such Registered Plan for the purposes of the Tax Act. The Contango Shares will not be a prohibited investment for a Registered Plan, provided that the annuitant, holder or subscriber of such a Registered Plan, as the case may be: (i) deals at arm's length with Contango for purposes of the Tax Act and (ii) does not have a "significant interest" within the meaning of the Tax Act for the purposes of the prohibited investment rules in Contango. In addition, the Contango Shares will not be a prohibited investment if the Contango Shares are "excluded property" as defined in the Tax Act for trusts governed by a Registered Plan. Holders who intend to hold Contango Shares in a Registered Plan should consult their own tax advisors.

Any Exchangeable Shares acquired by an Eligible Holders will not constitute "qualified investments" under the Tax Act for any Registered Plan or a deferred profit sharing plan. Generally, any Company Shareholder that holds its Company Shares in a Registered Plan or a deferred profit sharing plan is not expected to elect to acquire Exchangeable Shares, under the Arrangement. Accordingly, Company Shareholders that own Company Shares in Registered Plans or deferred profit sharing plans should consult their own tax advisors in respect of whether an election may or should be made by such holder an election to receive Exchangeable Shares under the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to a beneficial owner of Company Shares who, for the purposes of the Tax Act and at all relevant times, (1) holds Company Shares, and will hold Exchangeable Shares or Contango Shares, as applicable, as capital property; and (2) deals at arm's length with, and is not affiliated with, the Company, Contango, Callco or the Acquiror (a "Holder"). Generally, Company Shares, Exchangeable Shares or Contango Shares (collectively, the "Shares"), as applicable, will be capital property to a Holder, provided that the Holder does not acquire or hold the Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder who acquired Company Shares under a Company Option or a Company RSU or to a Holder of Company Options or Company RSUs immediately prior to the commencement of the Arrangement. Such Holders should consult their own tax advisors.

This summary assumes that at all relevant times for purposes of the Tax Act, the Acquiror and Amalco will each be a "taxable Canadian corporation" as defined for purposes of the Tax Act and that Contango will not be resident in, or deemed resident in Canada for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by it prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to the purchasing, holding and disposing of the Company Shares, Exchangeable Shares or Contango Shares. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. In particular, the amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder of Contango Shares, and the amount of any capital gain realized on the disposition of Company Shares pursuant to the Plan of Arrangement, may be affected by fluctuation in the Canadian/U.S. dollar exchange rate.

Holders Resident in Canada

This portion of the summary generally applies to a Holder who, at all relevant times, for purposes of the Tax Act, (1) is, or is deemed to be, resident in Canada; and (2) has not entered into, with respect to their Company Shares, Exchangeable Shares or Contango Shares, as applicable, a "derivative forward agreement" as that term is defined in the Tax Act (a "Resident Holder"). Note that only Resident Holders that are Eligible Holders may elect to receive Exchangeable Shares as part of the Consideration in connection with the Arrangement.

Certain Resident Holders whose Company Shares or Exchangeable Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act. This election may deem any Company Shares,  Exchangeable Shares (and any other "Canadian security", as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Company Shares or Exchangeable Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. This election will not apply to or affect the treatment of Contango Shares. Exchangeable Shares received by an Eligible Holder under a valid section 85 election in respect of Company Shares, as described below, will not qualify as a "Canadian security" for this purpose. Resident Holders should consult with their own tax advisors for advice with respect to whether an election under subsection 39(4) is available in their particular circumstances.

This portion of the summary does not apply to a Resident Holder (i) an interest in which is a "tax shelter investment" as defined in the Tax Act; (ii) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act; (iv) that has made a functional currency election to report its "Canadian tax results" within the meaning of Section 261 of the Tax Act in a currency other than Canadian currency; (v) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm's length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person (or a group of persons that do not deal at arm's length) for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act; (vi) in respect of whom Contango is or will be a foreign affiliate within the meaning of the Tax Act; (vii) who has entered into, or will enter into, a "dividend rental arrangement, "derivative forward agreement" or "synthetic disposition arrangement," each as defined in the Tax Act, with respect to its Company Shares, Exchangeable Shares or Contango Shares; or (viii) is exempt from tax under Part I of the Tax Act. Any such Resident Holders should consult their own tax advisors.

A Resident Holder that is an Eligible Holder may elect to receive Exchangeable Shares or Contango Shares as part of the Consideration in connection with the Arrangement.

Receipt of Ancillary Rights

A Resident Holder who receives Exchangeable Shares as part of the Consideration for Company Shares will receive ancillary rights in respect of the Exchangeable Shares, being the rights of the Trustee on behalf of the holders of Exchangeable Shares as set out in the Voting and Exchange Trust Agreement, including the voting rights, as further described under "Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement" (the "Ancillary Rights"). A Resident Holder will be required to account for the Ancillary Rights in determining the proceeds of disposition of the Company Shares and the cost to the Resident Holder of the Exchangeable Shares. The Company considers that the Ancillary Rights have a nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Call Rights

A Resident Holder who receives Exchangeable Shares as part of the Consideration for Company Shares will grant to Contango or Callco certain Call Rights, described under "Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares". The Company considers that the Call Rights have a nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Based on the view of the Company, the granting of the Call Rights will not result in any material adverse income tax consequences to a Resident Holder. If the Call Rights have a fair market value in excess of a nominal amount, however, Resident Holders who acquire Exchangeable Shares will realize a capital gain in an amount equal to the fair market value of the Call Rights. The general tax treatment of capital gains and capital losses is discussed below under the section titled "Taxation of Capital Gain or Capital Loss".

Exchange of Company Shares

Exchange of Company Shares for Contango Shares

A Resident Holder who disposes of Company Shares for Contango Shares will realize proceeds of disposition equal to the sum of the aggregate fair market value, at the time of the disposition, of the Contango Shares acquired on the exchange. The Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the Company Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled "Taxation of Capital Gain or Capital Loss".

The cost to a Resident Holder of Contango Shares acquired on the exchange will be equal to the fair market value of the Contango Shares at that time. The cost of Contango Shares so acquired will be averaged with the adjusted cost base of any other Contango Shares held by such Resident Holder as capital property for purposes of determining such Resident Holder's adjusted cost base of all Contango Shares held by such Resident Holder.

Exchange of Company Shares for Exchangeable Shares - No Section 85 Election

A Resident Holder who (a) disposes of Company Shares pursuant to the Arrangement and who receives Exchangeable Shares (including any Ancillary Rights), and (b) does not make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act in respect of the disposition, will be considered to have disposed of the Company Shares for proceeds of disposition equal to the sum of (a) the aggregate fair market value, at the time of the disposition, of the Exchangeable Shares acquired on the exchange and (b) the fair market value of any Ancillary Rights acquired on the exchange. The Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Company Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of such Company Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled "Taxation of Capital Gain or Capital Loss".

The cost to a Resident Holder of Exchangeable Shares acquired on the exchange will be equal to the fair market value of the Exchangeable Shares at that time. The cost to the Resident Holder of Ancillary Rights acquired on the exchange will be equal to the fair market value, at the time of acquisition, of the Ancillary Rights.

Exchange of Company Shares for Exchangeable Shares - Section 85 Election

A Resident Holder who (a) disposes of Company Shares pursuant to the Arrangement and who receives Exchangeable Shares (including any Ancillary Rights), and (b) validly makes a joint election under subsection 85(1) or subsection 85(2) of the Tax Act in respect of the disposition, may defer all or a portion of any capital gain otherwise arising on the exchange, depending on the Elected Amount (as defined below) and the adjusted cost base to the Resident Holder of the Company Shares at the time of the exchange.

The Acquiror (or Amalco as its successor following the Amalgamation) will only make a joint election under subsection 85(1) or 85(2) of the Tax Act with a Resident Holder that is an Eligible Holder and that has made a due and valid election to make the joint election in the manner described in this circular. The comments provided in the following section are provided for general information only. The law in this area is complex and contains numerous technical requirements. Resident Holders that are Eligible Holders wishing to make a joint election under subsection 85(1) or 85(2) should consult their own tax advisors.

Section 85 Election

Subject to the limitations and conditions described below, the Acquiror (or Amalco as its successor following the Amalgamation) will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) with an Eligible Holder who validly receives Exchangeable Shares (including any Ancillary Rights) as part of the Consideration, at the agreed amount selected by such Eligible Holder subject to the limitations under the Tax Act (the "Elected Amount"). Subject to the limitations under the Tax Act described generally below, the Elected Amount will be treated for the purposes of the Tax Act as the Eligible Holder's proceeds of disposition of its Company Shares.

In order to make an election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation), an Eligible Holder must provide two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document platform, at Contango's discretion) to the Acquiror or Amalco (as applicable) within sixty (60) days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable Elected Amounts for the purposes of such elections. It is the responsibility of each Eligible Holder who wishes to make such an election to obtain and complete the necessary forms in the manner described in the tax election package, including any necessary provincial election forms, and submit the forms for execution by the Acquiror (or Amalco as its successor following the Amalgamation). Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by the Acquiror (or Amalco as its successor following the Amalgamation) and returned to such former beneficial owner of Company Shares within sixty (60) days after the receipt thereof by the Acquiror or Amalco (as applicable) for filing with the CRA (or the applicable provincial taxing authority) by such former beneficial owner. None of Contango, Dolly Varden, CallCo or the Acquiror (or Amalco as its successor following the Amalgamation) will be responsible for the proper completion of any election form and, except for the Acquiror's (or Amalco's as its successor following the Amalgamation) obligation to sign and return (within sixty (60) days after the receipt thereof) duly completed election forms which are received within sixty (60) days of the Effective Date, the Acquiror (or Amalco as its successor following the Amalgamation) will not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Company Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

The relevant tax election form is CRA Form T2057 (or, in the event that the Company Shares are held as partnership property, CRA Form T2058). An Eligible Holder, or a registered Company Shareholder holding Company Shares on behalf of such Eligible Holder, interested in making an election should so indicate in the Letter of Transmittal and Election Form in the space provided therein. Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any other provincial taxing authority.

Where the Company Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose must file the designation and a copy of the CRA Form T2057 (and where applicable, the corresponding provincial form) for each co-owner along with a list of all co-owners electing, which list must contain the address and social insurance number or tax account number of each co-owner. Where the Company Shares are held as partnership property, a partner designated by the partnership must file one copy of the CRA Form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the relevant provincial authorities). The CRA Form T2058 must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner as well as the document signed by each partner authorizing the designated partner to complete and file the form.

In general, the Elected Amount is subject to the following limitations in respect of the Company Shares that are the subject of the election:

  the Elected Amount may not be less than the aggregate fair market value of any Ancillary Rights received on the exchange;
  the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of its Company Shares disposed of, determined immediately before the time of the disposition, and the fair market value of the Company Shares disposed of at that time; and
  the Elected Amount may not be greater than the fair market value at the time of the disposition of the Company Shares so disposed of.

Elected Amounts which do not comply with these limitations will be automatically adjusted pursuant to the provisions of the Tax Act so that they comply. Any reference to an Elected Amount herein refers to the Elected Amount that complies (or is adjusted to comply) with these limitations.

Where a Resident Holder who is an Eligible Holder and the Acquiror make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act, as applicable, the tax treatment to such Eligible Holder generally will be as follows:

  the Eligible Holder will be deemed to realize proceeds of disposition equal to the Elected Amount;
  if the proceeds of disposition are equal to the aggregate of the adjusted cost base to the Eligible Holder of the Company Shares, determined immediately before the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;
  to the extent that the proceeds of disposition of the Company Shares exceed (or are less than) the aggregate of the adjusted cost base to the Eligible Holder of the Company Shares, determined immediately before the exchange, and any reasonable costs of disposition, the Eligible Holder will, in general, realize a capital gain (or capital loss);
  the cost to the Eligible Holder of any Ancillary Rights received on the exchange will be equal to the fair market value thereof at that time; and
  the cost to the Eligible Holder of Exchangeable Shares received on the exchange will be equal to the amount by which the proceeds of disposition exceed the fair market value of the Ancillary Rights received on the exchange.

Where an Eligible Holder and the Acquiror make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act, as applicable, the Eligible Holder may realize a capital gain on the disposition of the Company Shares to the extent that the value of Ancillary Rights, net of any reasonable costs of disposition, exceeds the adjusted cost base to the Eligible Holder of the Company Shares.

To avoid a late-filing penalty, the required election forms must be received by the appropriate tax authorities on or before the day that is the earliest of the days on or before which either the Acquiror or the electing Eligible Holder is required to file a Canadian tax return for the taxation year in which the disposition of the Company Shares occurs. The current taxation year of the Acquiror is scheduled to end on or around the anticipated date of the Amalgamation. Thus, the tax election forms will in the case of an electing Eligible Holder who is an individual (other than a trust), generally be due within six months of the date the amalgamation occurs. Electing Eligible Holders should consult their own advisors forthwith respecting the deadlines applicable to their own particular circumstances.

Any Eligible Holder who does not ensure that the Acquiror has received two duly completed copies of the necessary election forms on or before the 60th day after the Effective Date may not be able to benefit from the rollover provisions of the Tax Act. Accordingly, all Eligible Holders who wish to enter into a tax election with the Acquiror should give their immediate attention to this matter.

The comments herein with respect to such elections are provided for general assistance only. The Law in this area is complex and contains numerous technical requirements. Eligible Holders should consult Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 (Archived), issued by the CRA, for further information respecting the subsections 85(1) and (2) elections under the Tax Act. Eligible Holders wishing to make the election should consult their own tax advisors.

Exchangeable Shares and Contango Shares

Dividends on Exchangeable Shares

A dividend received or deemed to be received on the Exchangeable Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing such Resident Holder's income, subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Certain dividends may be eligible for the enhanced gross-up and dividend tax credit, to the extent designated as an "eligible dividend" by the Acquiror. A dividend received by an individual, or certain trusts, may also give rise to alternative minimum tax under the Tax Act, depending on the circumstances.

A dividend received or deemed to be received on Exchangeable Shares by a Resident Holder that is a corporation will be included in the corporation's income and will generally be deductible in computing its taxable income, subject to the restrictions and limitations under the Tax Act. Where a Resident Holder that is a corporation receives or is deemed to receive a dividend on Exchangeable Shares and such dividend is deductible in computing such Resident Holder's income, all or part of the dividend may in certain circumstances be treated under the Tax Act as a capital gain from the disposition of a capital property (or as proceeds of disposition of Exchangeable Shares potentially giving rise to a capital gain) the taxable portion of which must be included in computing the Resident Holder's income. Certain Resident Holders that are corporations, including "private corporations" and "subject corporations" (as such terms are defined in the Tax Act) may be liable to pay tax under Part IV of the Tax Act (refundable in certain circumstances) to the extent that the dividends received or deemed to be received on Exchangeable Shares are deductible in computing such Resident Holder's taxable income. A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" or, at any time in a relevant taxation year, is a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

If Contango or Callco, or any other person with whom Contango does not deal at arm's length (or any trust or partnership of which such person is a beneficiary or member), is a "specified financial institution" for purposes of the Tax Act at the time that dividends are paid on the Exchangeable Shares, dividends received or deemed to be received by a Resident Holder that is a corporation will not be deductible in computing such holder's taxable income. The Company is of the view that, immediately after the Effective Time, neither Contango nor Callco will be a "specified financial institution" for purposes of the Tax Act.

Provided that the Acquiror (or Amalco as its successor following the Amalgamation) makes an election under section 191.2 of the Tax Act as it has agreed to do, a Resident Holder who is a corporation and who receives or is deemed to receive a dividend on the Exchangeable Shares will not be subject to tax under Part IV.1 of the Tax Act.

For U.S. withholding tax considerations, see "Certain U.S. Federal Income Tax Considerations - Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders". Resident Holders should consult their own tax advisors in relation to any foreign tax credit or deduction which may be available in respect of such U.S. withholding tax, and the limitations under the Tax Act in that regard.

Dividends on Contango Shares

A dividend received or deemed to be received on Contango Shares by a Resident Holder who is an individual will be included in computing such Resident Holder's income for the taxation year in which such dividends are received and will not be subject to the gross-up and dividend tax credit rules in the Tax Act.

A dividend received or deemed to be received on Contango Shares by a Resident Holder that is a corporation will be included in the corporation's income and will generally not be deductible in computing its taxable income.

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" or, at any time in a relevant taxation year, is a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay an additional tax  (refundable in certain circumstances) on its "aggregate investment income" as defined in the Tax Act), including any dividends received on Contango Shares.

Any U.S. non-resident withholding tax on such dividends generally should be eligible, subject to the specific rules and limitations under the Tax Act, to be credited against the Resident Holder's income tax or deducted from income. Resident Holders should consult their own tax advisors in relation to any foreign tax credit or deduction which may be available in respect of such U.S. withholding tax, and the limitations under the Tax Act in that regard.

Redemption, Retraction, Exchange and Disposition of Exchangeable Shares

A Resident Holder will dispose of Exchangeable Shares (i) on a redemption (including pursuant to a Retraction Request) of such Exchangeable Shares by the Acquiror, and (ii) on an acquisition of such Exchangeable Shares by Callco or Contango. However, as described below, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption or an acquisition. Resident Holders have certain rights under the Exchangeable Share Provisions that may affect whether the relevant disposition occurs by way of a redemption or an acquisition and such Resident Holders should consult their own tax advisors in relation to the potential exercise of any such rights.

On the redemption (including pursuant to a Retraction Request) of an Exchangeable Share by the Acquiror, a Resident Holder will generally be deemed to receive a dividend equal to the amount, if any, by which the aggregate redemption proceeds exceed the paid-up capital (for purposes of the Tax Act) of the Exchangeable Share at the time the Exchangeable Share is so redeemed. On the redemption, the Resident Holder will be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of the foregoing deemed dividend. The Resident Holder will realize a capital loss (or capital gain) equal to the amount by which the sum of (i) the adjusted cost base to such Resident Holder of the Exchangeable Share, and (ii) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. For this purpose, the "redemption proceeds" of such Exchangeable Share will be equal to the Exchangeable Share Price. The amount of any such deemed dividend will be generally subject to the tax treatment described in the section titled "Dividends on Exchangeable Shares" above. The general tax treatment of capital gains and capital losses is discussed below under the section titled "Taxation of Capital Gain or Capital Loss".

In the case of a Resident Holder of Exchangeable Shares that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition or a capital gain and not as a dividend pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances for advice with respect to the potential application of these provisions.

On the acquisition of an Exchangeable Share by Callco or Contango (including by Contango pursuant to a Retraction Request by a Resident Holder), a Resident Holder will generally be considered to realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the Exchangeable Share to such Resident Holder, and (ii) any reasonable costs of disposition. For this purpose, the proceeds of disposition in respect of an acquisition of an Exchangeable Share by Callco or Contango will be equal to the Exchangeable Share Price. The acquisition of an Exchangeable Share by Callco or Contango will not result in a deemed dividend. The general tax treatment of capital gains and capital losses is discussed below under the section titled "Taxation of Capital Gain or Capital Loss".

A disposition or deemed disposition of Exchangeable Shares by a Resident Holder, other than on the redemption, retraction or other disposition of such shares to the Acquiror, will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the Exchangeable Share to such Resident Holder, and (ii) any reasonable costs of disposition.

Acquisition and Disposition of Contango Shares

The cost of a Contango Share received by a Resident Holder on the redemption or retraction of an Exchangeable Share by the Acquiror or on the acquisition of an Exchangeable Share by Callco or Contango will be equal to the fair market value of such Contango Share at the time of such event, and will be averaged with the adjusted cost base of any other Contango Shares held at that time by such Resident Holder as capital property for the purpose of determining the adjusted cost base of all Contango Shares held by such Resident Holder.

A disposition or deemed disposition of a Contango Share by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the Contango Share to such Resident Holder, and (ii) any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled "Taxation of Capital Gain or Capital Loss".

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights and receives from Dolly Varden the fair value of such Resident Holder's Company Shares will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (as calculated for purposes of the Tax Act) of the Company Shares at the time of the cancellation of such Company Shares. On the cancellation of such Company Shares, the dissenting Resident Holder will also be considered to have disposed of their Company Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend and any amount of interest awarded by the Court. Such a disposition of Company Shares by such a dissenting Resident Holder will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of those Company Shares immediately before the disposition. For a description of the tax treatment of dividends, see the sections above titled "Dividends on Exchangeable Shares", and for a description of the tax treatment of capital gains and capital losses, see the below section titled "Taxation of Capital Gain or Capital Loss".

Any interest awarded by the Court to a dissenting Resident Holder will be included in computing such dissenting Resident Holder's income for purposes of the Tax Act. A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" or, at any time in a relevant taxation year, is a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" as defined in the Tax Act), including any non-deductible dividends received or deemed received, interest, and taxable capital gains.

Taxation of Capital Gain or Capital Loss

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder's income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized by the Resident Holder in the year and any excess may be deducted against net taxable capital gains in any of the three preceding years or in any subsequent year, to the extent and under the circumstances set out in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Exchangeable Shares and Contango Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Exchangeable Shares and Contango Shares (as applicable) or shares substituted for such Exchangeable Shares and Contango Shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where an Exchangeable Share or Contango Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which is defined in the Tax Act to include taxable capital gains.

A taxable capital gain realized by an individual, or certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Foreign Property Information Reporting

A Resident Holder who is a "specified Canadian entity" as defined in the Tax Act for a taxation year or fiscal period whose total cost amount of "specified foreign property" as defined in the Tax Act, which includes the Contango Shares and the Exchangeable Shares (including any Ancillary Rights), at any time in the year or fiscal period exceeds C$100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder (a "Non-Resident Holder") who (i) for the purposes of the Tax Act and any applicable tax treaty, is neither resident nor deemed to be resident in Canada at any time while they hold Company Shares or Contango Shares; and (ii) does not and will not use or hold and is not and will not be deemed to use or hold the Company Shares or Contango Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors.

Disposition of Company Shares Under the Arrangement

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Company Share under the Arrangement unless the Company Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty .

Generally, provided the Company Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV), at the time of disposition, the Company Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non- Resident Holder did not deal at arm's length for the purposes of the Tax Act, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Company Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and an option, an interest or, for civil law, a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Company Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

If the Company Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, such Non-Resident Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Resident Holders whose Company Shares may be taxable Canadian property should consult their own tax advisors.

Dividends on Contango Shares

Dividends paid on Contango Shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights and receives from the Acquiror the fair value of such Non-Resident Holder's Company Shares will be deemed to have received a dividend equal to the amount, if any, by which the proceeds received (less the amount of any interest awarded by the court) exceeds the paid-up capital (for purposes of the Tax Act) of the Company Share at the time of its cancellation. The Company shall withhold and remit to the CRA tax on such deemed dividends at the rate specified under the Tax Act or as modified by a tax treaty, if any, between Canada and the specific jurisdiction in which the Non-Resident Holder is resident.

On the cancellation of the Company Share, the dissenting Non-Resident Holder will also be considered to have disposed of their Company Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend and any amount of interest awarded by the Court. Such a disposition of Company Shares by such a dissenting Resident Holder for whom the Company Shares are not taxable Canadian property (as described above under the section titled "Disposition of Company Shares Under the Arrangement" will not be subject to capital gains tax under the Tax Act on the disposition of such Company Shares.  Any interest paid to a dissenting Non-Resident Holder will not be subject to Canadian withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a Company Shareholder with respect to: (i) the Arrangement and the ownership and disposition of Contango Shares by Company Shareholders or Exchangeable Shares by non-U.S. Holders (as defined below) received in exchange for such Company Shareholder's Company Shares pursuant to the Arrangement, or (ii) the exercise of Dissent Rights.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a Company Shareholder arising from or relating to the Arrangement, as a result of the ownership and disposition of Contango Shares by Company Shareholders or Exchangeable Shares by non-U.S. Holders received pursuant to the Arrangement or pursuant to the exercise of Dissent Rights. This summary does not take into account the individual facts and circumstances of any particular Company Shareholder that may affect the U.S. federal income tax considerations applicable to such Company Shareholder, including specific tax considerations applicable to a Company Shareholder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular Company Shareholder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to a Company Shareholder arising from or relating to the Arrangement, as a result of the ownership and disposition of Contango Shares by Company Shareholders or Exchangeable Shares by non-U.S. Holders received pursuant to the Arrangement or to the exercise of Dissent Rights. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each Company Shareholder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the Arrangement and the ownership and disposition of Contango Shares by Company Shareholders or Exchangeable Shares by non-U.S. Holders received pursuant to the Arrangement or to the exercise of Dissent Rights. This summary does not discuss the U.S. federal income tax consequences to holders of Company Options or Company RSUs with respect to such options or restricted share units. Holders of Company Options or Company RSUs should consult their own tax advisors.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to Company Shareholders discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the considerations discussed in this summary.

This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" means a beneficial owner of Company Shares (or, after the Arrangement, Contango Shares) participating in the Arrangement or exercising Dissent Rights that is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not address any U.S. Holder that is an Eligible Holder which receives Exchangeable Shares pursuant to the Arrangement. As such, this summary does not address the tax considerations applicable to a U.S. Holder of the acquisition, ownership or disposition of Exchangeable Shares. U.S. Holders should consult their own tax advisors regarding the tax consequences of the acquisition, ownership or disposition of Exchangeable Shares.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Company Shares (or after the Arrangement, Contango Shares or Exchangeable Shares) participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

  any conversion into Company Shares, Contango Shares or Exchangeable Shares of any notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Company Shares, Contango Shares or Exchangeable Shares, including, without limitation, the Company Options and Company RSUs; and

  any transaction, other than the Arrangement, in which Company Shares, Contango Shares or Exchangeable Shares are acquired.

Company Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to Company Shareholders that are subject to special provisions under the Code, including, but not limited to, Company Shareholders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) are partnerships or other "pass-through" entities (and investors in such partnerships and entities); (f) are S corporations (and shareholders thereof); (g) own Company Shares (or, after the Arrangement, Contango Shares or Exchangeable Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (h) acquire Company Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through the conversion of any convertible debentures; (i) hold Company Shares (or, after the Arrangement, Contango Shares or Exchangeable Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (j) own, have owned or will own directly, indirectly or constructively, 5% or more of the total combined voting power or value of the Company's outstanding shares; (k) are controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; (l) are U.S. expatriates or former long-term residents of the United States; (m) are subject to special tax accounting rules with respect to Company Shares; (n) U.S. Holders that hold their Company Shares (or will hold their Contango Shares) in connection with a permanent establishment, fixed base or trade or business outside the United States; or (o) corporations organized outside the United States that are nevertheless treated as U.S. domestic corporations for U.S. federal income tax purposes. Company Shareholders that are subject to special provisions under the Code, including, but not limited to, Company Shareholders described above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the Arrangement and the ownership and disposition of Contango Shares or Exchangeable Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (or other "pass-through") for U.S. federal income tax purposes holds Company Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend upon the activities of the partnership and status of such partners (or other owners). This summary does not address the tax consequences to any such partner or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or other "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Contango Shares or Exchangeable Shares received pursuant to the Arrangement.

This summary assumes that the Company is not and has not been a "controlled foreign corporation" as defined under Section 957 of the Code and that the Company has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code. If the Company is a controlled foreign corporation or was a controlled foreign corporation during the period that U.S. Holders have held their Company Shares, special U.S. tax rules not discussed herein may substantially affect the tax consequences of the Arrangement to certain U.S. Holders. If the Company is treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code, the U.S. tax consequences of the Arrangement to non-U.S. Holders may differ from those described below.

U.S. Federal Income Tax Characterization of the Arrangement

The exchange of Company Shares for Contango Shares or Exchangeable Shares and the Amalgamation, each pursuant to the Arrangement, is intended to constitute a single, integrated transaction qualifying as a tax-deferred reorganization under Section 368(a) of the Code (a "Reorganization"). The qualification of the Arrangement as a Reorganization will depend on the satisfaction of a number of complex U.S. federal income tax requirements the satisfaction of which could be affected by certain actions taken by the Company or Contango prior to, or after, the Effective Time. Among such requirements are that Contango must own, after the Arrangement, at least 80% of the Company Shares outstanding, that the Company be the surviving entity of the Amalgamation, and that the acquisition of such Company Shares must be solely for Contango Shares.

In addition, there is no direct authority addressing the proper U.S. federal income tax characterization and treatment of instruments with characteristics similar to the Exchangeable Shares and, as a result, their treatment for U.S. federal income tax purposes is unclear. Although not free from doubt, because the Exchangeable Shares are exchangeable into Contango Shares and have equivalent voting rights (e.g., the voting right pursuant to the Special Voting Share) and substantially equivalent economic entitlements (e.g., the right to receive equivalent dividends as holders of Contango Shares), the Company, Contango and the Acquiror intend that the Exchangeable Shares constitute voting stock of Contango for U.S. federal income tax purposes. However, this characterization is not binding on the IRS, and the IRS or courts could treat the Exchangeable Shares as shares of the Acquiror. If the Exchangeable Shares are successfully challenged by the IRS or a U.S. court as constituting shares of the Acquiror for U.S. federal income tax purposes, the Arrangement is not expected to qualify as a Reorganization.

Because the determination of whether the Arrangement will qualify as a Reorganization depends on the resolution of complex legal issues and facts, including the characterization of the Exchangeable Shares for U.S. federal income tax purposes, there can be no assurance that the Arrangement will qualify as a Reorganization. In addition, since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS or a U.S. court would not take the view that the Arrangement does not qualify as a Reorganization.

Neither the Company nor Contango has sought or obtained either a ruling from the IRS or a legal opinion from U.S. legal counsel regarding the characterization of the Exchangeable Shares for U.S. tax purposes or the U.S. federal income tax characterization of the Arrangement. There can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or, alternatively, as a taxable transaction are discussed below. Company Shareholders should consult their own tax advisors regarding the proper U.S. federal income tax treatment and reporting of the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

Tax Consequences if the Company is Classified as a PFIC

A U.S. Holder of Company Shares could be subject to special, adverse tax rules in respect of the Arrangement if the Company was classified as a "passive foreign investment company" within the meaning of Section 1297(a) of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held Company Shares.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income), based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The Company believes that it may have been a PFIC for the year ended December 31, 2024, and based on current business plans and financial expectations, may be a PFIC in the current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  No opinion of legal counsel or ruling from the IRS concerning the PFIC status of the Company has been obtained and none will be requested.  Consequently, there can be no assurances regarding the PFIC status of the Company during its current tax year or any prior or future tax year.

Under proposed U.S. Treasury Regulations, absent application of the "U.S. Transferee PFIC Exception" discussed below, if the Company was classified as a PFIC for any tax year during which a U.S. Holder held Company Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Arrangement. Under the PFIC rules:

  the Arrangement may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a Reorganization, as discussed below;

  any gain on the sale, exchange or other disposition of Company Shares would be allocated ratably over such U.S. Holder's holding period;

  the amount allocated to the current tax year and any year prior to the first year in which Company was classified as a PFIC would be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a timely and effective election to treat Company as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election") or a "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election") may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Company will satisfy the record keeping requirements that apply to a QEF, or that Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Company is a PFIC for the current tax year. Thus, U.S. Holders may not be able to make or maintain a QEF Election with respect to their Company Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who has not made and maintained a timely QEF Election is referred to for purposes of this summary as a "Non-Electing Shareholder."

Notwithstanding the foregoing, under proposed U.S. Treasury Regulations Section 1.1291-6(c), a Non-Electing Shareholder nonetheless does not recognize gain on a direct or indirect disposition of stock of a PFIC that results from a Reorganization if immediately after the reorganization such stock is owned or considered owned by a U.S. person (the "U.S. Transferee PFIC Exception"), provided that:

  the basis of the stock in the hands of its actual owner immediately after the Reorganization is no greater than the basis of such stock in the hands of its actual owner immediately before the Reorganization;

  the U.S. transferee's holding period for the transferred stock is at least as long as the holding period of the transferring shareholder immediately before the transfer; and

  the aggregate ownership of the U.S. Holder and the U.S. transferee immediately after the Reorganization (determined without regard to stock held by the U.S. transferee prior to the Reorganization) is the same as or greater than the U.S. Holder's proportionate ownership immediately before the Reorganization.

The Company and Contango intend that the Arrangement should satisfy the requirements of the U.S. Transferee PFIC Exception under proposed U.S. Treasury Regulations Section 1.1291-6(c), but can provide no assurance in this regard. No opinion of legal counsel or ruling from the IRS concerning this exception has been obtained or is currently planned to be requested.

Moreover, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those Code provisions. If the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is not clear that the U.S. Transferee PFIC Exception could be available to U.S. Holders. In addition, in order to qualify for the U.S. Transferee PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on IRS Form 8621 together with such U.S. Holder's U.S. federal income tax return for the tax year in which the Arrangement occurs.

U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their particular circumstances and the tax consequences of having made or making a Mark-to-Market Election.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences would generally result for U.S. Holders:

  a U.S. Holder who exchanges Company Shares for Contango Shares would not recognize gain or loss as a result of the Arrangement;
  the aggregate tax basis of a U.S. Holder in the Contango Shares acquired in exchange for Company Shares would be equal to such U.S. Holder's aggregate tax basis in the Company Shares surrendered in exchange therefor;
  the holding period of a U.S. Holder for the Contango Shares acquired in exchange for Company Shares pursuant to the Arrangement would include such U.S. Holder's holding period for Contango Shares; and
  U.S. Holders who exchange Company Shares for Contango Shares pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Tax Consequences if the Arrangement Constitutes a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences would generally result for U.S. Holders:

  a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Contango Shares received in exchange for Company Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Company Shares surrendered in exchange therefor;
  the tax basis of a U.S. Holder in the Contango Shares received in exchange for Company Shares pursuant to the Arrangement would be equal to the fair market value of such Contango Shares on the date of receipt; and
  the holding period of a U.S. Holder for the Contango Shares received in exchange for Company Shares pursuant to the Arrangement would begin on the day after the date of receipt.

Subject to the PFIC rules discussed above, any gain or loss described in the first clause immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Company Shares are held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in connection with the Arrangement and is paid cash by the Company in exchange for all of such U.S. Holder's Company Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received by such U.S. Holder in exchange for Company Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Company Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Company Shares have been held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

In the case of a cash-basis U.S. Holder that receives Canadian currency in exchange for Company Shares pursuant to the exercise of Dissent Rights (the "Disposition"), the amount realized will be based on the U.S. dollar value of any such Canadian currency received on the settlement date of the Disposition. An accrual-basis U.S. Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes to the extent of any difference between the U.S. dollar value of the currency received prevailing on the date of the Disposition and the date of payment. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Holder on the Disposition. If any such Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in such Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. If such Canadian currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual U.S. Holder should not recognize any gain or loss on such conversion. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Tax Consequences to U.S. Holders Arising from the Ownership and Disposition of Contango Shares

Taxation of Distributions

Distributions (including constructive distributions) made on Contango Shares generally will be included in a U.S. Holder's income as dividend income to the extent of Contango's current and accumulated "earnings and profits" determined under U.S. federal income tax principles as of the end of Contango's taxable year in which the distribution occurs. However, with respect to dividends received by certain non-corporate U.S. Holders (including individuals), such dividends are generally taxed at the applicable long-term capital gains rates (currently at a maximum tax rate of 20%), provided certain holding period and other requirements are satisfied. Distributions in excess of Contango's current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder's adjusted tax basis in the Contango Shares and thereafter as capital gain from the sale or exchange of such Contango Shares, which will be taxable according to rules discussed under the heading "Sale or Other Taxable Dispositions of Contango Shares", below. Dividends received by a corporate holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale or Other Taxable Disposition of Contango Shares

Upon the sale or other taxable disposition of Contango Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder's adjusted tax basis in the Contango Shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder's holding period in the Contango Shares is longer than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a current maximum U.S. federal income tax rate of 20%. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Other U.S. Federal Income Tax Consequences Applicable to U.S. Holders

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or otherwise may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, dividends paid by a U.S. domestic corporation should be treated as U.S. source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on Contango Shares and to the proceeds of a disposition of Company Shares or Contango Shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. Holder fails to furnish its correct taxpayer identification number, or certification of exempt status on an IRS Form W-9 (or successor Form), or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. A U.S. Holder that fails to provide the required information may be subject to penalties imposed by the IRS. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, if any, provided the required information is furnished in a timely manner to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders

Characterization of Exchangeable Shares

As discussed above, the Company, Contango and the Acquiror intend to take the position that the Exchangeable Shares should be treated as Contango Shares for U.S. federal income tax purposes, but provide no assurances in this regard. The balance of this discussion assumes that the Exchangeable Shares are properly treated as Contango Shares for U.S. federal income tax purposes. Non-U.S. Holders should consult their own tax advisors regarding the characterization of the Exchangeable Shares as Contango Shares for U.S. federal income tax purposes.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, non-U.S. Holders should not be subject to U.S. federal income tax as the result of the exchange of Company Shares for Contango Shares or Exchangeable Shares pursuant to the Arrangement.

Tax Consequences if the Arrangement Constitutes a Taxable Transaction

If the Arrangement does not qualify as a Reorganization and is treated as a taxable sale of Company Shares for Contango Shares or Exchangeable Shares, a non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain upon the exchange of Company Shares for Contango Shares or Exchangeable Shares pursuant to the Arrangement unless (i) such gain is effectively connected with the non-U.S. Holder's conduct of a trade or business in the United States within the meaning of Section 871(b) of the Code and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States, in which case, the branch profits tax discussed below may also apply if the non-U.S. Holder is a corporation; or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of sale, exchange or other disposition and certain additional conditions are met.

An individual non-U.S. Holder who is subject to U.S. federal income tax because the non-U.S. Holder was present in the United States for 183 or more days during the year of disposition is taxed on his or her net gain, including gain from the exchange of Company Shares for Contango Shares or Exchangeable Shares received pursuant to the Arrangement and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the same taxable year, at a flat rate of 30%.

Other non-U.S. Holders that may be subject to U.S. federal income tax on the disposition of Company Shares are required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. Holders may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results.

Non-U.S. Holders Exercising Dissent Rights

A non-U.S. Holder that exercises Dissent Rights in connection with the Arrangement and is paid cash by the Company in exchange for all of such non-U.S. Holder's Company Shares generally will be subject to tax consequences discussed above under the heading "Tax Consequences if the Arrangement Constitutes a Taxable Transaction".

Tax Consequences to Non-U.S. Holders Arising from the Ownership and Disposition of Contango Shares or Exchangeable Shares

Taxation of Distributions on Contango Shares or Exchangeable Shares

Distributions (including constructive distributions) made on Contango Shares or Exchangeable Shares generally will be included in a non-U.S. Holder's income as ordinary dividend income to the extent of Contango's current and accumulated "earnings and profits" as determined under U.S. federal income tax principles as of the end of Contango's taxable year in which the distribution occurs. If the amount of a distribution exceeds Contango's current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces the non-U.S. Holder's adjusted tax basis in such non-U.S. Holder's Contango Shares or Exchangeable Shares, as applicable, but not below zero. Any excess thereafter will be treated as gain realized on the sale or other disposition of Contango Shares or Exchangeable Shares, as applicable, and will be treated as described under the heading "Sale or Other Taxable Disposition of Contango Shares or Exchangeable Shares," below.

Subject to the discussion below regarding effectively connected income, FATCA (as defined below), and backup withholding, distributions treated as dividends on Contango Shares (including distributions on Exchangeable Shares treated as dividends on Contango Shares) held by a non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. Holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to the non-U.S. Holder, including, but not limited to, distributions of cash, Contango Shares or sales proceeds subsequently paid or credited to that non-U.S. Holder. If Contango is unable to determine, at the time of payment of a distribution, whether the distribution will constitute a dividend, Contango may nonetheless withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. As discussed under the heading "Sale or Other Taxable Disposition of Contango Shares or Exchangeable Shares", Contango believes it is a "United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (a "USRPHC"). If Contango is a USRPHC and does not qualify for the "Regularly Traded Exception" (as defined below), distributions which constitute a return of capital or gain will be subject to withholding tax at a rate of 15% unless a withholding certificate is obtained from the IRS to reduce or eliminate such withholding.

If a non-U.S. Holder holds Contango Shares or Exchangeable Shares in connection with the non-U.S. Holder's conduct of a trade or business within the United States, and dividends paid on Contango Shares or Exchangeable Shares are effectively connected with such non-U.S. Holder's United States trade or business (and, if an applicable tax treaty so provides, are attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States), such dividends will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. Holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. Holder generally will be subject to United States federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons (as discussed above in respect of U.S. Holders). Dividends received by a non-U.S. Holder that is a corporation for United States federal income tax purposes and which are effectively connected with the conduct of a United States trade or business may also be subject to a branch profits tax at the rate of 30%, or a lower rate if provided by an applicable tax treaty.

A non-U.S. Holder that is eligible for a reduced rate of United States federal withholding tax under an applicable income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale or Other Taxable Disposition of Contango Shares or Exchangeable Shares

Subject to the discussion below regarding FATCA and backup withholding, a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or other taxable disposition of Contango Shares or Exchangeable Shares unless:

  the non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of sale, exchange or other disposition and certain additional conditions are met;
  such gain is effectively connected with the non-U.S. Holder's conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States; or
  the Contango Shares or Exchangeable Shares constitute a United States real property interest (a "USRPI") by reason of Contango's status as a USRPHC at any time within the shorter of the five-year period preceding the disposition or the non-U.S. Holder's holding period for its Contango Shares or Exchangeable Shares, as applicable.

A non-U.S. Holder described in the first bullet point above generally will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. Holder's taxable capital gains allocable to United States sources, including gain from the sale or other disposition of Contango Shares or Exchangeable Shares, as applicable, exceed capital losses allocable to United States sources, except as otherwise provided in an applicable income tax treaty.

If the gain is described in the second bullet point above, gain realized by a non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty), as discussed above in respect of U.S. Holders. In addition, if such non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items.

Non-U.S. Holders should be aware that Contango believes it currently is, and expects to continue to be for the foreseeable future, a USRPHC. Because the determination of whether Contango is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, it is possible Contango may (or may not) remain a USRPHC in the future. As a USRPHC, if the Contango Shares are "regularly traded" on an "established securities market" (in each case, as defined by applicable U.S. Treasury Regulations) (the "Regularly Traded Exception") during the calendar year in which a non-U.S. Holder disposes of Contango Shares or Exchangeable Shares, as applicable, the non-U.S. Holder would not be subject to taxation on the gain on the disposition of such Contango Shares or Exchangeable Shares, as applicable, under this rule unless the non-U.S. Holder has, actually or constructively, owned more than 5% of the outstanding Contango Shares (including the Exchangeable Shares) at any time during the shorter of the five-year period ending on the date of the disposition of such Contango Shares or Exchangeable Shares, as applicable, or the non-U.S. Holder's holding period for such Contango Shares or Exchangeable Shares, as applicable (a "5% Shareholder"). Contango believes that the Contango Shares currently are regularly traded on an established securities market. However, no assurance can be given in this regard and no assurance can be given that the Contango Shares will remain regularly traded in the future. If gain on the sale or other taxable disposition of Contango Shares or Exchangeable Shares by a non-U.S. Holder is subject to U.S. federal income taxation by reason of such stock being treated as a USRPI, such non-U.S. Holder generally would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. Holder and would be required to file a United States federal income tax return for the taxable year in which such gain was recognized. In addition, the purchaser of such Contango Shares or Exchangeable Shares from a non-U.S. Holder generally would be required to withhold and remit to the IRS 15% of the purchase price paid to such non-U.S. Holder unless, at the time of such sale or other disposition, the Regularly Traded Exception is satisfied (as discussed above) or another exception to such withholding applies. The determination of whether a non-U.S. Holder is a 5% Shareholder and the potential application of the Regularly Traded Exception is complex and subject to uncertainty. In addition, the application of the foregoing rules to the Exchangeable Shares is subject to uncertainty. Non-U.S. Holders should consult with their own tax advisors regarding such determinations and the consequences of these rules in light of their own personal circumstances.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends (including constructive dividends) on, and gross proceeds from the sale or other disposition of, Contango Shares or Exchangeable Shares if paid to or through a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless: (i) the foreign entity is a foreign financial institution and undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is a non-financial foreign entity and either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity is otherwise excepted under FATCA. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Non-U.S. Holders typically will be required to furnish certifications (generally on the applicable IRS Form W-8) or other documentation to provide the information required by FATCA or to establish compliance with, or an exemption from, withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the non-U.S. Holder satisfies the holder's own FATCA obligations.

The United States Department of Treasury has released proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of Contango Shares or Exchangeable Shares. There can be no assurance that the proposed U.S. Treasury Regulations will be finalized in their present form.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or more of the FATCA information reporting and withholding requirements. If withholding under FATCA is required on any payment related to Contango Shares or Exchangeable Shares, non-U.S. Holders not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS, and may be required to file a U.S. federal income tax return to claim such refunds or credits. Non-U.S. Holders should consult their own tax advisors regarding the potential application of withholding under FATCA to their ownership of the Contango Shares or Exchangeable Shares, as applicable, including the applicability of any intergovernmental agreements.

Information Reporting and Backup Withholding

Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. Holder on, or to the gross proceeds paid to a non-U.S. Holder from a disposition of, Contango Shares or Exchangeable Shares, provided that the non-U.S. Holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Contango is required to report annually to the IRS the amount of any dividends paid to a non-U.S. Holder, regardless of whether it actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an income tax treaty or other agreement between the United States and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. Holder of Contango Shares or Exchangeable Shares that is transacted within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Contango Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. The U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH COMPANY SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF ANY CONTANGO SHARES OR EXCHANGEABLE SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL OR NON-U.S. TAX LAWS.

RISK FACTORS

The following risk factors should be considered by Company Shareholders in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. These risk factors relate to the Arrangement. For information on risks and uncertainties relating to the business of Dolly Varden, see "Information Relating to Dolly Varden - Risk Factors" and for information on risks and uncertainties relating to the business of Contango, see "Information Relating to Contango".

Risks Related to the Arrangement

Conditions Precedent to Closing of the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside Dolly Varden's control, including receipt of the Final Order, receipt of Company Shareholder Approval and Contango Stockholder Approval, and receipt of Key Regulatory Approvals and Key Third Party Consents.

In addition, the completion of the Arrangement by Contango is conditional on, among other things, no action or circumstance occurring that would result in a Company Material Adverse Effect. The completion of the Arrangement by Dolly Varden is conditional on, among other things, no action or circumstance occurring that would result in a Contango Material Adverse Effect.

There can be no certainty, nor can Dolly Varden provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Company Shares may be adversely affected.

The Regulatory Approvals may not be Obtained

To complete the Arrangement, each of Dolly Varden and Contango must make certain filings with and obtain certain consents and approvals from various Governmental Entities. The Company and Contango have not yet obtained all of the Key Regulatory Approvals, all of which are required to complete the Arrangement except as set forth in the Arrangement Agreement. The regulatory approval processes may take a long period of time to complete, which could delay completion of the Arrangement. There can be no assurance as to the outcome of the approval processes, including the undertakings and conditions that may be required for approval or whether the Key Regulatory Approvals will be obtained.

Market Price of the Company Shares

If, for any reason, the Arrangement is not completed or its completion is materially delayed or the Arrangement Agreement is terminated, the market price of Company Shares may be materially adversely affected. The Company's business, financial condition or results of operations could also be subject to various material adverse consequences, including that Dolly Varden would remain liable for costs relating to the Arrangement.

Termination in Certain Circumstances

Each of Dolly Varden and Contango has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can Dolly Varden provide any assurance that the Arrangement will not be terminated by either of Dolly Varden or Contango prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, subject to extension thereof in accordance with the Arrangement Agreement, either Dolly Varden or Contango may choose to terminate the Arrangement Agreement. The Arrangement Agreement also includes a Termination Fee that is enforceable against Dolly Varden or Contango, as applicable, if the Arrangement Agreement is terminated in certain circumstances.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Dolly Varden

Under the Arrangement Agreement, Dolly Varden would be required to pay the Termination Fee, being US$15,000,000 in the event the Arrangement Agreement is terminated in certain circumstances. The Termination Fee may discourage other parties from attempting to acquire Company Shares or otherwise make an Acquisition Proposal to Dolly Varden, even if those parties would otherwise be willing to offer greater value to Company Shareholders than that offered by Contango under the Arrangement.

Uncertainty Surrounding the Arrangement

As the Arrangement is dependent upon receipt, among other things, of the Key Regulatory Approvals and satisfaction of certain other conditions, its completion is uncertain, if the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Dolly Varden's resources to the completion thereof could have a negative impact on Dolly Varden's relationships with its stakeholders and could have a material adverse effect on the current future operations, financial condition and prospects of Dolly Varden.

In addition, Dolly Varden may incur significant transaction expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.

The Company and Contango are each subject to customary non-solicitation provisions under the Arrangement Agreement. The Arrangement Agreement also restricts each of the Company and Contango from taking specified actions until the Arrangement is completed without the consent of the other party. These restrictions may prevent Dolly Varden from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The Arrangement may divert the attention of Dolly Varden's Management

The Arrangement could cause the attention of Dolly Varden's management to be diverted from the day-to-day operations of Dolly Varden. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Dolly Varden.

Directors and officers of Dolly Varden have interests in the Arrangement that may be different from those of Shareholders generally

In considering the recommendation of the Board of Dolly Varden with respect to the Arrangement, Shareholders should be aware that certain members of Dolly Varden's senior management and the Board of Dolly Varden have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See "The Arrangement - Interest of Certain Parties in the Arrangement" of this Circular.

Dolly Varden and Contango may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Dolly Varden and Contango may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Dolly Varden and Contango seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Payments in connection with the exercise of Dissent Rights may impair the Company's financial resources or result in Contango electing not to complete the Arrangement

Registered Shareholders have the right to exercise certain Dissent Rights and demand payment of the fair value of their Company Shares in cash in connection with the Arrangement, in accordance with the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order, and any other order of the Court. If, as of the Effective Date, the aggregate number of Company Shares in respect of which Company Shareholders have validly exercised Dissent Rights exceeds five percent (5.0%) of the Company Shares then outstanding, Contango is entitled, in its discretion, not to complete the Arrangement. See "Rights of Dissenting Company Shareholders" and Appendix "K" of this Circular.

Risks Related to the Combined Company

The business and operations of the Combined Company will be subject to the risks described in the documents of Contango incorporated by reference in this Circular, including the risks described in Contango's Annual Report filed on Form 10-K for the year ended December 31, 2024 as well as subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the SEC. The Combined Company's business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of Contango's securities could decline due to any of these risks. Additional risks not presently known to Contango or that Contango currently deems immaterial may also impair the Combined Company's business and operations. In addition to risks associated with Contango's business and operations, the following additional risks are associated with the Combined Company.

There are risks related to the integration of Dolly Varden's and Contango's existing businesses

The ability to realize the benefits of the Arrangement will depend, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company's ability to realize the anticipated growth opportunities and synergies from integrating Dolly Varden's and Contango's businesses following completion of the Arrangement. There can be no assurance that the Combined Company will realize the anticipated growth opportunities and synergies from integrating Dolly Varden's and Contango's businesses.

The issuance and future sale of Contango Shares could affect the market price

Based on a closing share price for Contango Shares on the NYSE-A on December 5, 2025, the last trading day before the execution of the Arrangement Agreement was announced, of US$26.22, a Bank of Canada daily exchange rate of US$1.00 = C$1.3860 as of such time, and the number of outstanding Company Shares as of such time, on a fully diluted basis, Contango expected to issue at the Effective Time an aggregate of 15,276,443 Contango Shares (including shares immediately exercisable upon exchange of the Exchangeable Shares). The issuance of these shares, and the sale of Contango Shares in the public market from time to time, could depress the market price for Contango Shares.

The relative trading price of the Company Shares and Contango Shares prior to the Effective Time and the trading price of the Contango Shares following the Effective Time may be volatile

The relative trading price of the Company Shares has been and may continue to be subject to and, following completion of the Arrangement, the Contango Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of the commodities that Dolly Varden and Contango sell and purchase;
  current events affecting the economic situation in Canada, the United States and internationally;
  trends in the global mining industries;
  regulatory and/or government actions, rulings or policies;
  changes in financial estimates and recommendations by securities analysts or rating agencies;
  acquisitions and financings;
  the economics of current and future projects and operations of Dolly Varden and Contango;
  quarterly variations in operating results;
  the operating and share price performance of other companies, including those that investors may deem comparable; and
  purchases or sales of blocks of Company Shares or Contango Shares, as applicable.

There is no assurance that the Arrangement will strengthen the Combined Company's financial position or improve its capital markets profile

While the Arrangement will increase the Combined Company's asset and revenue base, it will also increase the Combined Company's exposure (in absolute dollar terms) to negative downturns in the market for precious and base metals if both the existing Dolly Varden and Contango businesses are adversely impacted by these downturns.

The Contango Shares to be received by Company Shareholders as a result of the Arrangement will have different rights from the Company Shares

Contango is a Delaware corporation. The Company is a company existing under the BCBCA. Upon completion of the Arrangement, Company Shareholders will become Contango Stockholders and their rights as shareholders will be governed by the Contango Certificate of Incorporation, Contango Bylaws and the DGCL. Certain of the rights associated with Contango Shares under the DGCL are different from the rights associated with Company Shares under the BCBCA. See "Comparison of Rights of Company Shareholders and Contango Stockholders" in Appendix "J" to this Circular for a discussion of the different rights associated with Contango Shares.

Enforcement of Rights Against the Combined Company in Canada

Contango is located outside Canada and, following the Effective Time, several of its directors, officers and experts are expected to reside outside of Canada. Accordingly, it may not be possible for Contango Stockholders to effect service of process within Canada upon the Combined Company or certain of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the Combined Company or its directors, officers or experts.

The Arrangement may be a fully-taxable transaction for U.S. federal income tax purposes

The Company, Contango and the Acquiror intend for the Arrangement to qualify as a Reorganization for U.S. federal income tax purposes. In addition, the Company, Contango and the Acquiror intend that the Exchangeable Shares be treated as Contango Shares for U.S. federal income tax purposes. Because the determination of whether the Arrangement will qualify as a Reorganization depends on the resolution of complex legal issues and facts, including that Contango must own, after the Arrangement, at least 80 percent of the Company Shares outstanding, that the Company be the surviving entity of the Amalgamation, and that the acquisition of such Company Shares must be solely for Contango Shares, there can be no assurance that the Arrangement will qualify as a Reorganization. In addition, since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS or a U.S. court would not take the view that the Arrangement does not qualify as a Reorganization. As a result, there is a risk that the Arrangement could fail to qualify as a Reorganization and, accordingly, could be considered a fully-taxable transaction for U.S. federal income tax purposes. Neither the Company nor Contango has sought or obtained either a ruling from the IRS or a legal opinion from U.S. legal counsel regarding the characterization of the Exchangeable Shares for U.S. federal income tax purposes or the U.S. federal income tax characterization of the Arrangement. There can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

In addition, if it is determined that the Company was a PFIC for any tax year during a U.S. Holder's holding period of its Company Shares, the Arrangement may result in the application of certain adverse tax rules in respect of the Arrangement to a U.S. Holder if the U.S. Holder does not have in place a timely and effective QEF Election with respect to the Company or Mark-to-Market Election with respect to its Company Shares unless the U.S. Transferee PFIC Exception is satisfied in connection with the Arrangement. The Company and Contango intend that the Arrangement should satisfy the requirements of the U.S. Transferee PFIC Exception, but can provide no assurance in this regard. If applicable, these adverse PFIC rules may include, but are not limited to: (a) the Arrangement being treated as a fully-taxable transaction to U.S. Holders even if it otherwise qualifies as a Reorganization; (b) the gain resulting from the Arrangement being fully taxable at ordinary income, rather than capital gain, tax rates; and (c) an interest charge being imposed on the amount of the gain treated as having been deferred under the PFIC rules. This paragraph is qualified in its entirety by the discussion above under the heading "Certain U.S. Federal Income Tax Considerations".

Non-U.S. Holders may be subject to U.S. federal income tax on gain on the sale or other taxable disposition of Contango Shares or Exchangeable Shares

Non-U.S. Holders should be aware that Contango believes it currently is, and expects to continue to be for the foreseeable future, a USRPHC. As a result, a non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain on the sale or other taxable disposition of Contango Shares or Exchangeable Shares, as applicable (and will be required to file a United States federal income tax return for the taxable year of such sale or other taxable disposition), unless such Contango Shares are regularly traded on an established securities market and such non-U.S. Holder did not actually or constructively hold more than 5% of the outstanding Contango Shares (including the Exchangeable Shares) at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition of such Contango Shares or Exchangeable Shares, as applicable, or (b) the non-U.S. Holder's holding period for such Contango Shares or Exchangeable Shares, as applicable. The purchaser of such Contango Shares or Exchangeable Shares from a non-U.S. Holder generally would be required to withhold and remit to the IRS 15% of the purchase price paid to such non-U.S. Holder unless, at the time of such sale or other disposition, the Contango Shares are regularly traded on an established securities market or any other exception to such withholding applies. In addition, the application of the foregoing rules to the Exchangeable Shares is subject to uncertainty.

Contango believes that the Contango Shares currently are regularly traded on an established securities market. However, no assurance can be given in this regard and no assurance can be given that the Contango Shares will remain regularly traded in the future. Non-U.S. Holders should consult their own tax advisors concerning the consequences of disposing of Contango Shares or Exchangeable Shares, as applicable.

Non-U.S. Holders may be subject to U.S. federal income tax withholding on certain dividends and other distributions in respect of Contango Shares or Exchangeable Shares

Non-U.S. Holders should be aware that certain dividends and other distributions in respect of Contango Shares or Exchangeable Shares may be subject to U.S. federal withholding tax. Subject to certain exceptions, distributions (including constructive distributions) treated as dividends on Contango Shares (including distributions on Exchangeable Shares treated as dividends on Contango Shares for U.S. federal income tax purposes) held by a non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate under an applicable income tax treaty, provided a non-U.S. Holder provides certain documentation (i.e., a properly completed and executed IRS Form W-8). In addition, if Contango is a USRPHC, and provided certain exceptions do not apply, distributions which constitute a return of capital or gain will be subject to withholding tax at a rate of 15% unless a withholding certificate is obtained from the IRS to reduce or eliminate such withholding.

Dividends received by a corporation that is a non-U.S. Holder for U.S. federal income tax purposes and which are effectively connected with a United States trade or business may also be subject to a branch profits tax at the rate of 30%, or a lower rate if provided by an applicable income tax treaty.

A non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund or credit together with the required information with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the U.S. withholding tax rules, their potential eligibility for benefits under an applicable income tax treaty, and the certification requirements to potentially reduce or eliminate such withholding taxes. This paragraph is qualified in its entirety by the discussion above under the heading "Certain U.S. Federal Income Tax Considerations."

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company's financial condition or results of operations following the Arrangement

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company's financial condition or results of operations following closing of the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Dolly Varden and Contango and certain assumptions have been made, which assumptions may not, with the passage of time, turn out to be relevant or correct. The information upon which these assumptions have been made is historical, preliminary and is not reflective of any financial performance of the Combined Company following closing of the Arrangement. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by Dolly Varden and Contango in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Dolly Varden and Contango is not reflected in the unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and may not be reflective of the Combined Company's financial condition or results of operations following closing of the Arrangement. The market price of the Contango Shares may be adversely affected if the actual results of the Combined Company fall short of the unaudited pro forma consolidated financial statements contained in this Circular. See selected unaudited pro forma consolidated financial statements of the Combined Company included in Appendix "I" to this Circular under the heading "Pro Forma Capitalization".

Risks Related to the Exchangeable Shares

The Exchangeable Shares Will Not Be Listed On Any Stock Exchange

The Exchangeable Shares are not expected to be listed on any stock exchange. Although each Exchangeable Shares will be exchangeable at the option of the holder for Contango Shares, there is no market through which the Exchangeable Shares may be sold, and holders may not be able to sell their Exchangeable Shares.

Company Shareholders who Elect to Receive Exchangeable Shares Will Experience a Delay in Receiving Contango Shares from the Date they Request an Exchange, which May Affect the Value of the Shares the Holder Receives in an Exchange

The Exchangeable Share Provisions provide that a request to exchange Exchangeable Shares for Contango Shares must be provided between ten and 15 Business Days prior to the exchange. Accordingly, Company Shareholders who elect to receive Exchangeable Shares as part of the Consideration and later request to receive Contango Shares in exchange for their Exchangeable Shares will not receive Contango Shares until a period of time after the applicable request is received. During this period, the market price of Contango Shares may increase or decrease. Any such increase or decrease would affect the value of the Consideration to be received by such a holder of Exchangeable Shares upon a subsequent sale of Contango Shares received in the exchange. Without limiting the foregoing, the issuance of Contango Shares upon the exchange of Exchangeable Shares is subject to the registration requirements of the U.S. Securities Act. While Contango intends to file and maintain a registration statement for this purpose, no assurance can be provided as to the specific dates on which the registration statement will be effective. Exchanges may be delayed until an applicable registration statement is effective.

There may be a Taxable Event for an Eligible Holder as Result of a Transaction Beyond His or Her Control

An Eligible Holder who (a) disposes of Company Shares pursuant to the Arrangement and who receives, as part of the Consideration, Exchangeable Shares, and (b) validly makes a joint election under subsection 85(1) or subsection 85(2) of the Tax Act (as applicable and as described in the section titled "Certain Canadian Federal Income Tax Considerations - Exchange of Company Shares for Exchangeable Shares - Section 85 Election") in respect of such shares, may obtain a full or partial tax deferral of any capital gain that may otherwise arise on the exchange of such Company Shares. However, an Eligible Holder will be considered to have disposed of Exchangeable Shares (i) on a redemption (including pursuant to a Retraction Request) of such Exchangeable Shares by the Acquiror, and (ii) on an acquisition of such Exchangeable Shares by Callco or Contango. Although each is a taxable event, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption or an acquisition.

Prior to the fifth anniversary of the Effective Date, the Acquiror may choose to redeem Exchangeable Shares in limited circumstances, and the Acquiror may redeem the Exchangeable Shares in any circumstances on or after the fifth anniversary of the Effective Date. In addition, the redemption of the Exchangeable Shares may be accelerated and could occur earlier than the fifth anniversary of the Effective Date upon the occurrence of certain events, including (a) if Contango is subject to a takeover or merger, or (b) there is a change in Law that makes maintaining the Exchangeable Shares structure materially adverse or unnecessary. In addition, an Eligible Holder (including an Eligible Holder who exercises the right to require redemption of its Exchangeable Shares by giving a Retraction Request) cannot control whether the Exchangeable Shares will be acquired by Callco or Contango under the relevant Call Right or redeemed by the Acquiror. Thus, an Eligible Holder may have a taxable event in a transaction beyond his or her control and, in certain circumstances, an Eligible Holder may have no control over the Canadian federal tax consequences arising from such event. See "Certain Canadian Federal Income Tax Considerations" for further information.

RIGHTS OF DISSENTING COMPANY SHAREHOLDERS

The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, relating to a registered Company Shareholder's Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of its Company Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix "K", as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Holder should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, may result in the loss of any Dissent Rights.

Dissent Rights are generally available only to registered Company Shareholders as of the Record Date. If you hold Company Shares through an Intermediary, you must contact your Intermediary immediately to arrange for the Company Shares to be registered in your name well in advance of the applicable deadlines. Failure to strictly comply with the dissent procedures may result in loss of Dissent Rights.

The Interim Order expressly provides registered holders of Company Shares as of the Record Date with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Holder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting) of all, but not less than all, of the holder's Company Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. It is a condition to completion of the Arrangement in favour of Contango, that Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 5% of the issued and outstanding Company Shares. See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

In many cases, Company Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the beneficial Company Shareholder deals with in respect of such shares, or (b) in the name of a depositary, such as CDS, of which the Intermediary is a participant. Accordingly, a beneficial Company Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Company Shares are reregistered in the beneficial Company Shareholder's name).

With respect to Company Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Company Shareholder as of the Record Date may exercise rights of dissent under Section 237 to Section 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court; provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution must be received from Company Shareholders who wish to dissent by Dolly Varden with a copy to Dolly Varden's counsel not later than 10:00 a.m. (Vancouver time) on March 13, 2026, being two Business Days immediately prior to the date of the Meeting (or if the Meeting is postponed or adjourned, two Business Days prior to the date of the postponed or adjourned Meeting). The Company's address for such purpose is Dolly Varden Silver Corporation c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, B.C., V6C 2X8, Attention: Victor Gerchikov.

To exercise Dissent Rights, a Company Shareholder as of the Record Date must dissent with respect to all Company Shares of which it is the registered and beneficial owner. A registered Company Shareholder as of the Record Date who wishes to dissent must deliver written notice of dissent to Dolly Varden as set forth above and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Company Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, may result in the loss of that holder's Dissent Rights. Beneficial Company Shareholders who wish to exercise Dissent Rights must cause the registered Company Shareholder holding their Company Shares to deliver the notice of dissent.

To exercise Dissent Rights, a registered Company Shareholder must prepare a separate notice of dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other beneficial Company Shareholder who beneficially owns Company Shares registered in the Company Shareholder's name and on whose behalf the Company Shareholder is dissenting; and, if dissenting on its own behalf, must dissent with respect to all of the Company Shares registered in his, her or its name or if dissenting on behalf of a beneficial Company Shareholder, with respect to all of the Company Shares registered in his, her or its name and beneficially owned by the beneficial Company Shareholder on whose behalf the Company Shareholder is dissenting. The notice of dissent must set out the number of Company Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Company Shares constitute all of the Company Shares of which the Company Shareholder is the registered and beneficial owner and the Company Shareholder owns no other Company Shares beneficially, a statement to that effect; (b) if such Company Shares constitute all of the Company Shares of which the Company Shareholder is both the registered and beneficial owner, but the Company Shareholder owns additional Company Shares beneficially, a statement to that effect and the names of the registered Company Shareholders of those other Company Shares, the number of Company Shares held by each such registered Company Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Company Shares; or (c) if the Dissent Rights are being exercised by a registered Company Shareholder who is not the beneficial owner of such Company Shares, a statement to that effect and the name and address of the beneficial Company Shareholder and a statement that the registered Company Shareholder is dissenting with respect to all Company Shares of the beneficial Company Shareholder registered in such registered holder's name.

A vote against the Arrangement Resolution does not constitute a notice of dissent and a registered Company Shareholder as of the Record Date is not entitled to exercise Dissent Rights with respect to Company Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a beneficial Company Shareholder caused, or is deemed to have caused, the registered Company Shareholder to vote, in favour of the Arrangement Resolution at the Meeting.

If the Arrangement Resolution is approved, and Dolly Varden notifies a registered holder of Notice Shares of Dolly Varden's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Company Shareholder must, within one month after Dolly Varden gives such notice, send to Dolly Varden a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Company Shareholder on behalf of a beneficial Company Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Company Shareholder becomes a Dissenting Holder, and is bound to sell and the Acquiror is bound to purchase those Company Shares. Such Dissenting Holder may not vote, or exercise or assert any rights of a Company Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court.

Dissenting Holders who are:

(i) ultimately entitled to be paid by the Company (using its own funds and not funds provided directly or indirectly by Contango, the Acquiror or any of their respective affiliates) the fair value for their Company Shares, will be paid an amount equal to such fair value by the Company and will be deemed to have transferred such Company Shares as of the Effective Time to the Company without any further act or formality, and free and clear of all Liens, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Holder had not exercised its Dissent Rights in respect of such Company Shares; or

(ii) ultimately not entitled, for any reason, to be paid fair value for their Company Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Holder who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline and will be entitled to receive the Consideration in the form of Contango Shares in the same manner as such non-Dissenting Holder.

If a Dissenting Holder is ultimately entitled to be paid by the Company for their Notice Shares, such Dissenting Holder may enter an agreement with the Company for the fair value of such Notice Shares. If such Dissenting Holder does not reach an agreement with the Company, such Dissenting Holder, or the Company, may apply to the Court, and the Court may:

(i) determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar, or a referee, of the Court;

(ii) join in the application of each Dissenting Holder who has not agreed with Dolly Varden on the amount of the payout value of the Notice Shares; and

(iii) make consequential orders and give directions as the Court considers appropriate.

There is no obligation on the Company to make application to the Court. The Dissenting Holder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, the Company must then promptly pay that amount to the Dissenting Holder.

In no case will the Acquiror, Amalco, Callco, Contango, Dolly Varden, the Depositary or any other Person be required to recognize a Person as a Dissenting Holder: (i) unless such Person is the registered holder of those Company Shares in respect of which Dissent Rights are sought to be exercised as of the Record Date and the deadline for exercising the Dissent Rights; (ii) if such Person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such exercise of Dissent Rights prior to the Effective Time.

In no circumstances will the Acquiror, Amalco, Contango, Dolly Varden or any other Person be required to recognize a Dissenting Holder as the holder of any Company Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Effective Time, and at the Effective Time the names of such Dissenting Holders will be deleted from the central securities register of Dolly Varden as at the Effective Time.

Company Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights will be deemed to have participated in the Arrangement, as of the Effective Time, in respect of such Company Shares on the same basis and at the same time as a Company Shareholder who is not a Dissenting Holder, who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (and shall be entitled to receive the Consideration Shares in the same manner as such Company Shareholders).

For greater certainty, in addition, to any other restrictions in the Interim Order, no Person will be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favour of the Arrangement Resolution. Holders of Company Options and Company RSUs are not entitled to Dissent Rights.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Holder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Holder votes in favour of the Arrangement Resolution, or the Dissenting Holder withdraws the notice of dissent with Dolly Varden's written consent. If any of these events occur, Dolly Varden must return the share certificates representing the Company Shares to the Dissenting Holder and the Dissenting Holder regains the ability to vote and exercise its rights as a Company Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Company Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, and failure to do so may result in the loss of any Dissent Rights. Persons who are beneficial shareholders of Company Shares registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Company Shares is entitled to dissent.

Accordingly, each Company Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendix "C" and Appendix "K", respectively, and seek his, her or its own legal advice.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person (as defined in NI 51-102) of Dolly Varden, nor any proposed director of Dolly Varden nor any associate or affiliate of any such informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of Dolly Varden's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Dolly Varden or any of its Subsidiaries. See "The Arrangement - Interest of Certain Parties in the Arrangement".

INTERESTS OF EXPERTS, CERTAIN PERSONS AND COMPANIES

The following persons and companies have prepared certain sections of this Circular or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Person or Company(1)	Nature of Relationship

Raymond James Ltd.	Authors responsible for the preparation of the Raymond James Fairness Opinion

Haywood Securities Inc.	Authors responsible for the preparation of the Haywood Fairness Opinion

Davidson & Company LLP	Auditors of Dolly Varden

Baker Tilly US, LLP	Auditors of Contango

Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo.	Authors of the Company Technical Report

Robert van Egmond, P. Geo.	Reviewed and approved certain technical and scientific information of the Company contained or incorporated by reference in this Circular

_____________
Notes:

(1) To the knowledge of Dolly Varden, none of the persons or companies so named above (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Company Shares as at the date of the statement, report or valuation in question. None of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Dolly Varden or of any associate or affiliate of Dolly Varden, other than Robert van Egmond, P. Geo., who is currently the Vice President Exploration of Dolly Varden and is not independent of Dolly Varden within the meaning of NI 43-101.

EXPENSES OF THE ARRANGEMENT

The Company estimates that expenses in the aggregate amount of approximately C$5,500,000 will be incurred by Dolly Varden in connection with the Arrangement, including legal, financial advisory, accounting, proxy solicitation, filing fees and costs, the cost of preparing, printing and mailing this Circular and fees in respect of the Fairness Opinions. Except as otherwise expressly provided in the Arrangement Agreement, the parties to the Arrangement Agreement agreed that all out-of-pocket expenses of the parties incurred in connection with the Arrangement or the transactions contemplated thereby are to be paid by the party incurring such expenses.

ADDITIONAL INFORMATION

Additional information, including financial information, is contained in Dolly Varden's consolidated financial statements as at and for the years ended December 31, 2024 and 2023, the management's discussion and analysis of financial condition and results of operations of Dolly Varden for the year ended December 31, 2024, and the Company AIF. Additional information relating to Dolly Varden is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders may contact the Company at (604) 375-5578 to request copies of the financial statements and management's discussion and analysis.

Pursuant to NI 51-102, Dolly Varden is required to annually send a request form to registered holders and beneficial owners of the Company's securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of Dolly Varden's annual financial statements and management's discussion and analysis, interim financial statements and Management's Discussion and Analysis, or both. Registered holders and beneficial owners should review the request form carefully. Copies of these documents can also be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Contango files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information regarding issuers, including Contango, who file electronically with the SEC on EDGAR at www.sec.gov.

APPROVAL OF THIS MANAGEMENT INFORMATION CIRCULAR

The contents and the provision of this Circular have been approved by the Company Board.

DATED this 11th day of February, 2026.

(signed) "Shawn Khunkhun"

Shawn Khunkhun, CEO, President & Director
on behalf of the board of directors of Dolly Varden Silver Corporation

CONSENT OF RAYMOND JAMES

To: The Special Committee of the Board of Directors (the "Company Special Committee") and the Board of Directors (the "Company Board") of Dolly Varden Silver Corporation (the "Company")

We refer to the fairness opinion dated December 7, 2025 (the "Fairness Opinion"), which we prepared solely for the benefit of and use by the Company Special Committee in considering the plan of arrangement involving the Company and Contango ORE, Inc. (the "Arrangement"). We refer also to the management information circular of the Company dated February 11, 2026 (the "Circular") relating to the special meeting of shareholders of the Company to approve, among other things, the Arrangement.

We consent to the inclusion of the Fairness Opinion in the Circular and all references to our firm name and the Fairness Opinion in the Circular and the letter to shareholders of the Company attached thereto.

The Fairness Opinion was given as at December 7, 2025 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Company Special Committee shall be entitled to rely upon the Fairness Opinion.

Yours truly,

(signed) "Raymond James Ltd."

RAYMOND JAMES LTD.

February 11, 2026

CONSENT OF HAYWOOD

To: The Board of the Directors of Dolly Varden Silver Corporation

We refer to the management information circular dated February 11, 2026 (the "Information Circular") with respect to the arrangement pursuant to the Business Corporations Act (British Columbia) involving, among other things, the acquisition by 1566004 B.C. Ltd., an indirect wholly-owned subsidiary of Contango ORE, Inc., of all of the outstanding shares of Dolly Varden Silver Corporation (the "Company"). We consent to the inclusion in the Information Circular of our fairness opinion dated December 7, 2025 (the "Fairness Opinion") to the Company and to the references to our firm name and our Fairness Opinion in the Information Circular.

Yours truly,

(signed) "Haywood Securities Inc."

Haywood Securities Inc.

February 11, 2026

Appendix "A"
Plan of Arrangement

(See attached.)

PLAN OF ARRANGEMENT

Under Division 5 of Part 9 of the Business Corporations Act (British Columbia)

concerning

Dolly Varden Silver Corporation

ARTICLE 1
INTERPRETATION

1.1 Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

"Acquiror" means 1566004 B.C. Ltd., a company directly and wholly-owned by Callco immediately prior to the Effective Time, existing under the laws of the Province of British Columbia;

"Acquiror Shares" means the common shares in the authorized share structure of Acquiror;

"Affiliate" means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto;

"Amalco" has the meaning set forth in Section 4.1(e)(i).

"Amalco Common Shares" has the meaning set forth in Section 4.5(d);

"Amalco Exchangeable Shares" has the meaning set forth in Section 4.5(d);

"Amalgamation" has the meaning set forth in Section 4.1(e)(i);

"Arrangement" means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court in the Interim Order or Final Order with the consent of Contango, Acquiror and Dolly Varden, each acting reasonably;

"Arrangement Agreement" means the Arrangement Agreement dated December 7, 2025, as amended and restated on February 11, 2026, among Dolly Varden, Acquiror and Contango as same may be amended, modified or supplemented from time to time in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia are closed or authorized to be closed;

"Callco" means 1566002 B.C. Unlimited Liability Company, an unlimited liability company, directly and wholly-owned by Contango, existing under the laws of the Province of British Columbia;

"Callco Share" means a common share in the capital of Callco;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Consideration" means (i) in the case of an Eligible Holder who validly elected to receive Exchangeable Shares prior to the Election Deadline in accordance with this Plan of Arrangement, for each Dolly Varden Share, 0.1652 of an Exchangeable Share, and (ii) in the case of each other Dolly Varden Shareholder, for each Dolly Varden Share, 0.1652 of a Contango Consideration Share;

"Consideration Shares" means Contango Consideration Shares and Exchangeable Shares to be issued as Consideration pursuant to the Arrangement;

"Contango" means Contango, a Delaware corporation;

"Contango Consideration Shares" means Contango Shares to be issued as Consideration pursuant to the Arrangement;

"Contango Share" means a share of voting common stock in the authorized share structure of Contango;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

"Dissent Rights" has the meaning set forth in Section 6.1;

"Dissenting Shareholder" means a registered Dolly Varden Shareholder as of the record date of the Dolly Varden Meeting that duly and validly exercises the Dissent Rights in strict compliance with Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order, Section 6.1, or any other order of the Court and that has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Dolly Varden" means Dolly Varden Silver Corporation, a British Columbia company;

"Dolly Varden Circular" has the meaning set forth in the Arrangement Agreement;

"Dolly Varden Meeting" has the meaning set forth in the Arrangement Agreement;

"Dolly Varden Option" means an option to purchase a Dolly Varden Share granted pursuant to the Dolly Varden Option Plans;

"Dolly Varden Option In-The-Money Amount" in respect of a Dolly Varden Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Dolly Varden Share that a Holder of a Dolly Varden Option is entitled to acquire on exercise of such Dolly Varden Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Dolly Varden Share;

"Dolly Varden 2017 Option Plan" means the Dolly Varden Share Option Plan as amended and restated on May 18, 2017;

"Dolly Varden 2022 Option Plan" means the Dolly Varden Stock Option Plan dated May 20, 2022;

"Dolly Varden Option Plans" means, together, the Dolly Varden 2017 Option Plan and the Dolly Varden 2022 Option Plan, each being a "Dolly Varden Option Plan";

"Dolly Varden Resolution" means the special resolution to be considered by the Dolly Varden Shareholders at the Dolly Varden Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement;

"Dolly Varden RSU" means a restricted share unit awarded pursuant to the Dolly Varden RSU Plan;

"Dolly Varden RSU Net Exercise Agreements" means, collectively, the agreements to be entered into by Dolly Varden and each Holder of Dolly Varden RSUs prior to the Effective Time providing for the net exercise of the Dolly Varden RSUs in connection with the surrender and cancellation or redemption of the Dolly Varden RSUs pursuant to the terms of the Dolly Varden RSU Plan and in connection with the Arrangement, in a form to be agreed to by Dolly Varden and Contango, each acting reasonably;

"Dolly Varden RSU Plan" means the Dolly Varden Restricted Share Unit Plan dated May 20, 2022;

"Dolly Varden Security" means a Dolly Varden Share, Dolly Varden Option or Dolly Varden RSU;

"Dolly Varden Securityholder" means a holder of one or more Dolly Varden Securities;

"Dolly Varden Share" means a common share in the authorized share structure of Dolly Varden;

"Dolly Varden Shareholder" means a registered or beneficial holder of one or more Dolly Varden Shares and, where the context so provides, includes joint holders of such Dolly Varden Shares;

"Effective Date" has the meaning set forth in the Arrangement Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties to the Arrangement Agreement agree to in writing before the Effective Date;

"Electing Dolly Varden Shares" has the meaning set forth in Section 4.1(c);

"Election Deadline" means the date and time as agreed by Dolly Varden and Contango (each acting reasonably) and set in accordance with Section 4.2(b) as the deadline for Eligible Holders to make the election in Section 4.2(a); provided that, for greater certainty, the Election Deadline shall be prior to the Effective Date;

"Eligible Holder" means a Dolly Varden Shareholder that is a beneficial owner of Dolly Varden Shares and is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a "Canadian partnership" within the meaning of the Tax Act, other than a Canadian partnership all the members of which are exempt from tax under Part I of the Tax Act;

"Exchange Ratio" means 0.1652 of a Contango Share for each Dolly Varden Share;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Exchangeable Share Support Agreement" means an agreement to be made among Contango, Callco and Acquiror on the Effective Date and in connection with this Plan of Arrangement consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Exchangeable Share Term Sheet" means the term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in Schedule F to the Arrangement Agreement;

"Exchangeable Shares" means the exchangeable shares in the capital of Acquiror having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to Contango and Dolly Varden, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Contango and Dolly Varden, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, as affirmed or as amended on appeal (provided that any such amendment is acceptable to Contango and Dolly Varden, each acting reasonably) unless such appeal is withdrawn, abandoned or denied;

"Governmental Entity" means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the NYSE American and TSXV;

"Holders" means (a) when used with reference to Dolly Varden Shares, the holders thereof shown from time to time in the central securities registers of Dolly Varden and, where the context so provides, includes joint holders of such Dolly Varden Shares, (b) when used with reference to Dolly Varden Options, the holders thereof shown from time to time in the register maintained by or on behalf of Dolly Varden in respect of Dolly Varden Options, and (c) when used with reference to Dolly Varden RSUs, the holders thereof shown from time to time in the register maintained by or on behalf of Dolly Varden in respect of Dolly Varden RSUs;

"Interim Order" means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA in form acceptable to Contango and Dolly Varden, each acting reasonably, providing for, among other things, declaration and direction in respect of the notice to be given in respect of, and the calling and holding of the Dolly Varden Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to Contango and Dolly Varden, each acting reasonably);

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSXV and the NYSE American), and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form(s) for use by registered Dolly Varden Shareholders, in the form accompanying the Dolly Varden Circular (which shall be reasonably acceptable to Contango) or in any other form reasonably acceptable to Contango and Dolly Varden, providing for Dolly Varden Shareholder's election with respect to the Consideration and which shall specify that delivery shall be effected, and risk of loss and title to the share certificates representing the applicable Dolly Varden Shares, if any, shall pass, only upon proper delivery of such share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as Dolly Varden may specify (which shall be reasonably acceptable to Contango);

"Lien" has the meaning set forth in the Arrangement Agreement;

"Non-Electing Dolly Varden Shares" has the meaning set forth in Section 4.1(b);

"NYSE American" means the NYSE American Stock Exchange LLC;

"Person" means an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status;

"Plan of Arrangement", "hereof", "herein", "hereunder", and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

"Replacement Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Contango Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Contango Shares;

"Replacement Options" means options to purchase Contango Shares granted in exchange for the Dolly Varden Options pursuant to this Plan of Arrangement;

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term "Subsidiary" shall include all Subsidiaries of such Subsidiary;

"Tax" has the meanings set forth in the Arrangement Agreement;

"Tax Act" means the Income Tax Act (Canada);

"Trustee" means a trustee to be mutually chosen by Contango and Dolly Varden, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"TSXV" means the TSX Venture Exchange;

"U.S. Dollar Equivalent" means, in respect of any amount expressed in Canadian dollars (the "Canadian Dollar Amount"), the quotient obtained by dividing (i) the Canadian Dollar Amount by (ii) the "US Dollar" daily exchange rate published by the Bank of Canada on the Business Day immediately preceding the Effective Date or, in the event such daily exchange rate is not available, the Canadian dollar-U.S. dollar exchange rate on the Business Day immediately preceding the Effective Date, expressed in U.S. dollars, as may be determined by Contango (which shall be reasonably acceptable to Dolly Varden); and

"Voting and Exchange Trust Agreement" means an agreement entered into between Contango, Callco, Acquiror and the Trustee on the Effective Date in connection with this Plan of Arrangement.

1.2 Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal and Election Form are to local time, Vancouver, British Columbia.

1.6 Construction

In this Plan of Arrangement:

(a) unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b) the word "including" or "includes" shall mean "including (or includes) without limitation";

(c) "or" is intended to be inclusive and is deemed to mean "and/or"; and

(d) any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the BCBCA, and the Laws of the Province of British Columbia and other federal Laws of Canada applicable therein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Plan of Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effectiveness

This Plan of Arrangement and the Arrangement will become effective, and will be binding, at and after the times referred to in Section 4.1 on: (a) Dolly Varden, (b) Acquiror, (c) Callco, (d) Contango, (e) all Dolly Varden Securityholders (including Dissenting Shareholders), (f) all holders of Exchangeable Shares, (g) the Depositary, (h) Amalco (upon and following the Amalgamation), and (i) all other Persons, in each case without any further authorization, act or formality on the part of the Court or any Person from and after the Effective Time.

ARTICLE 3
CONVERTIBLE SECURITIES

3.1 Restricted Share Units

On the Effective Date, immediately prior to the Effective Time, not as part of the Arrangement, all of the Dolly Varden Shares to be issued in connection with the surrender and cancellation or redemption of the Dolly Varden RSUs in accordance with the terms of the Dolly Varden RSU Plan, the Dolly Varden RSU Net Exercise Agreements and the Arrangement Agreement shall be issued and the name of each such former holder of a surrendered and cancelled or redeemed Dolly Varden RSU shall be entered into the central securities register of Dolly Varden, but no such former holder shall be entitled to a certificate or other evidence representing the Dolly Varden Shares issued upon the surrender and cancellation or redemption of such holder's Dolly Varden RSU, such that each former holder of a Dolly Varden RSU prior to the Effective Time participates in the Arrangement as a Dolly Varden Shareholder. All agreements relating to Dolly Varden RSUs issued under the Dolly Varden RSU Plan shall, on completion of the foregoing surrender and cancellations or redemptions, be terminated and be of no further force and effect.

3.2 Stock Options

On the Effective Date, but not as part of the Arrangement, each Dolly Varden Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and following completion of the step set out in Section 4.1(d), but for greater certainty prior to the completion of the step set out in Section 4.1(e), shall be exchanged for a Replacement Option to purchase from Contango the number of Contango Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Dolly Varden Shares subject to such Dolly Varden Option immediately prior to the Effective Time, at an exercise price per Dolly Varden Share (rounded up to the nearest whole cent) equal to (M) the U.S. Dollar Equivalent of the exercise price per Dolly Varden Share otherwise subject to such Dolly Varden Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Dolly Varden Option so exchanged, and shall be governed by the terms of the applicable Dolly Varden Option Plan, and any document evidencing a Dolly Varden Option shall thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Options will be issued and the Replacement Options shall be governed by and be subject to such certificates, other than as amended hereby. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Dolly Varden Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option would, but for this sentence, exceed the Dolly Varden Option In-The-Money Amount in respect of the Dolly Varden Option for which it is exchanged, the number of Contango Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be automatically adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Dolly Varden Option In-The-Money Amount in respect of the Dolly Varden Option. Additionally, to the extent the exchange of a Dolly Varden Option for a Replacement Option is subject to Section 409A of the Code, the exercise price, the number of Contango Shares which may be acquired on exercise of the Replacement Option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

ARTICLE 4
THE ARRANGEMENT

4.1 Arrangement

Commencing immediately following the Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality, effective as at five (5) minute intervals (in each case, unless otherwise specified) starting at the Effective Time:

(a) Dissenting Shareholders. The outstanding Dolly Varden Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Dolly Varden without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 6, and

(i) such Dissenting Shareholders shall cease to be the holders of such Dolly Varden Shares and to have any rights as holders of such Dolly Varden Shares other than the right to be paid fair value by Dolly Varden (using its own funds and not funds provided directly or indirectly by Contango, Acquiror or any of their respective Affiliates) for such Dolly Varden Shares as set out in Article 6;

(ii) the names of such Dissenting Shareholders shall be removed from the central securities register of Dolly Varden Shares; and

(iii) Dolly Varden shall be deemed to be the legal and beneficial owner of such Dolly Varden Shares so transferred, free and clear of all Liens and shall be recorded as the registered holder thereof on the central securities register of Dolly Varden Shares;

(b) Non-Electing Dolly Varden Shares. Subject to Section 4.4, each outstanding Dolly Varden Share held by Holders, other than those Dolly Varden Shares held by Holders that are Dissenting Shareholders described in Section 4.1(a) or the Electing Dolly Varden Shares (collectively, the "Non-Electing Dolly Varden Shares") will be transferred by the Holders thereof to Acquiror without any further authorization, act or formality by such Holders, in exchange for the Consideration in the form of Contango Consideration Shares, and

(i) contemporaneously with the step set forth in Section 4.1(b) and 4.1(b)(ii), Callco shall issue to Contango, as consideration for the issue by Contango of Contango Consideration Shares pursuant to Section 4.1(b), one fully paid and non-assessable Callco Share for each such Contango Consideration Share, and the capital account maintained by Callco in respect of Callco Shares shall be increased, in respect of each Callco Share issued pursuant to this Section 4.1(b)(i), by an amount equal to $⬤, and Contango shall be entered in Callco's central securities register of Callco Shares;

(ii) contemporaneously with the steps set forth in Section 4.1(b) and Section 4.1(b)(i), Acquiror shall issue to Callco, as consideration for the issue of the Callco Shares by Callco pursuant to Section 4.1(b)(i), one fully paid and non-assessable Acquiror Share for each Callco Share, and the capital account maintained by Acquiror in respect of Acquiror Shares shall be increased, in respect of each Acquiror Share issued pursuant to this Section 4.1(b)(ii), by an amount equal to $⬤, and Callco shall be entered in Acquiror's central securities register of Acquiror Shares as the holder thereof;

(iii) the Holders of such Non-Electing Dolly Varden Shares shall cease to be the holders of such Non-Electing Dolly Varden Shares and to have any rights as holders of such Non-Electing Dolly Varden Shares other than the right to receive the Consideration in the form of Contango Consideration Shares in accordance with this Plan of Arrangement;

(iv) the names of such Holders will be removed from the central securities register of Dolly Varden Shares; and

(v) Acquiror shall be deemed to be the legal and beneficial owner of such Non-Electing Dolly Varden Shares so transferred, free and clear of all Liens and shall be recorded as the registered holder thereof on the central securities register of Dolly Varden Shares;

(c) Electing Dolly Varden Shares. Subject to Section 4.4, those outstanding Dolly Varden Shares held by  Eligible Holders (or if applicable, registered Holders on such Eligible Holder's behalf), other than those Eligible Holders that are Dissenting Shareholders described in Section 4.1(a), who have (A) submitted a Letter of Transmittal and Election Form in accordance with Section 4.2 with respect to such Dolly Varden Shares or (B) otherwise made an election to receive Exchangeable Shares for such Dolly Varden Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time (collectively, the "Electing Dolly Varden Shares") will be transferred by Eligible Holders thereof to Acquiror without any further authorization, act or formality by such Eligible Holders, in exchange for the Consideration in the form of Exchangeable Shares, and

(i) Eligible Holders of such Electing Dolly Varden Shares shall cease to be the holders of such Electing Dolly Varden Shares and to have any rights as holders of such Electing Dolly Varden Shares other than the right to receive the Consideration in the form of Exchangeable Shares in accordance with this Plan of Arrangement; and

(ii) the names of such Eligible Holders (or if applicable, the registered Holders of such Dolly Varden shares on such Eligible Holder's behalf) will be removed from the central securities register of Dolly Varden Shares in respect of such Electing Dolly Varden Shares; and

(iii) Acquiror shall be deemed to be the legal and beneficial owner of such Electing Dolly Varden Shares so transferred, free and clear of all Liens and shall be recorded as the registered holder thereof on the central securities register for Dolly Varden Shares, such that following the transactions contemplated by Section 4.1(a), Section 4.1(b) and Section 4.1(c), Acquiror shall be the legal and beneficial owner of 100% of the Dolly Varden Shares;

(d) Documents in Support of Exchangeable Share Structure. Contemporaneously with the step contemplated in Section 4.1(c), (i) Contango, Callco and Acquiror shall execute the Exchangeable Share Support Agreement and (ii) Contango, Callco, Acquiror and the Trustee shall execute the Voting and Exchange Trust Agreement;

(e) Amalgamation. On the date that is two (2) Business Days after Dolly Varden files a valid T2067 election under subsection 89(1) of the Tax Act to cease to be a "public corporation" for purposes of the Tax Act (which filing shall occur no later than five (5) Business Days following the Effective Date, subject to extension, as applicable, to the day following the date that the Dolly Varden Shares are officially delisted from each and every "designated stock exchange" within the meaning of the Tax Act):

(i) Acquiror and Dolly Varden shall amalgamate (the "Amalgamation") to form one corporate entity with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of Dolly Varden will not cease and Dolly Varden will survive the Amalgamation (Dolly Varden, as such surviving entity, "Amalco") and, for the avoidance of doubt, the Amalgamation together with the transactions described in Sections 4.1(a) through 4.1(e) are intended to constitute a single, integrated transaction qualifying as a tax deferred reorganization within the meaning of section 368(a)(l)(B) of the Code and/or section 368(a)(1)(A) of the Code by reason of section 368(a)(2)(E) of the Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act;

(ii) effective immediately prior to the Amalgamation, the capital account maintained in respect of the Dolly Varden Shares shall be reduced to CAD$1.00 and the amount by which the capital of Dolly Varden is reduced shall not be distributed to Acquiror;

(iii) pursuant to the Amalgamation, the separate legal existence of Acquiror shall cease without Acquiror being liquidated or wound up and Acquiror and Dolly Varden shall continue as Amalco, and the properties, rights, interests and obligations of Acquiror and Dolly Varden shall become the properties, rights, interests and obligations of Amalco, as more fully described in Section 4.5;

(iv) effective on the Amalgamation, each Dolly Varden Share shall be cancelled without any repayment of capital in respect of those shares; and

(v) effective on the Amalgamation, each Acquiror Share will be exchanged for an Amalco Common Share and each Exchangeable Share will be exchanged for an Amalco Exchangeable Share, as more fully described in Section 4.5(e).

4.2 Consideration Elections

With respect to the transfer and assignment of Dolly Varden Shares pursuant to Sections 4.1(b) and 4.1(c):

(a) each beneficial owner of Dolly Varden Shares who, as at the Effective Time, is an Eligible Holder entitled to receive Consideration Shares under this Plan of Arrangement is entitled to elect to receive in respect of their Dolly Varden Shares, such Consideration Shares in the form of Exchangeable Shares as are designated in accordance with Section 4.2(c);

(b) the deadline for making the election provided for in Section 4.2(a) shall be set by Dolly Varden providing at least two (2) Business Days' notice of the Election Deadline to Dolly Varden Shareholders by means of a news release disseminated on a recognized newswire; provided that, the Election Deadline, once set, may be extended by Dolly Varden to a subsequent date prior to the Effective Date and Dolly Varden shall promptly announce any such extension and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by Contango and Dolly Varden (each acting reasonably), provided that at least one (1) Business Day of advance notice thereof shall have been provided by Dolly Varden to Dolly Varden Shareholders by means of a news release disseminated on a newswire;

(c) the election provided for in Section 4.2(a) shall be made by an Eligible Holder (or if applicable, by the registered holder of Dolly Varden Shares on such Eligible Holder's behalf), or their duly authorized representative as applicable, by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Dolly Varden Shareholder's election to receive Consideration Shares in the form of Exchangeable Shares and designating the number of Exchangeable Shares elected to be received, together with certificates (if any) representing such Dolly Varden Shareholder's Electing Dolly Varden Shares;

(d) any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Dolly Varden Shareholder; and

(e) any Dolly Varden Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form together with certificates (if any) representing the Electing Dolly Varden Shares prior to the Election Deadline, otherwise fails to comply with the requirements of this Section 4.2 or of the Letter of Transmittal and Election Form or who have not otherwise made an election to receive Exchangeable Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time shall be deemed to have elected to receive only Contango Consideration Shares in respect of their Dolly Varden Shares pursuant to this Plan of Arrangement.

4.3 Tax Election

Each beneficial owner of Dolly Varden Shares who, as at the Effective Time, is an Eligible Holder, and who has validly elected (or for whom the registered holder has validly elected on such beneficial owner's behalf) to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Electing Dolly Varden Shares to Acquiror and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at Acquiror's or, as applicable, Amalco's as successor to Acquiror, discretion) to the Depositary within sixty (60) days following the Effective Date, duly completed with the details of the number of Electing Dolly Varden Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax Law), the forms will be signed by Acquiror or, as applicable, Amalco as successor to Acquiror, and returned to such former beneficial owner of Dolly Varden Shares within sixty (60) days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial owner. Neither Acquiror, nor Amalco, as successor to Acquiror, will be responsible for the proper completion of any election form and, except for Acquiror's and Amalco's obligation to return (within sixty (60) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within sixty (60) days of the Effective Date, neither Acquiror nor Amalco, as successor to Acquiror, will be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Electing Dolly Varden Shares that was an Eligible Holder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation) or to qualify for such applicable income tax elections.

4.4 No Fractional Shares

No fractional Contango Consideration Shares or Exchangeable Shares, or certificates representing fractional Contango Consideration Shares or Exchangeable Shares, as applicable, shall be issued to Dolly Varden Shareholders, and such fractional share interests will not entitle the owner thereof to the rights of a stockholder of Contango or shareholder of Acquiror, as applicable. Any fractional Contango Consideration Shares or Exchangeable Shares issuable in connection with the Arrangement will be rounded down to the nearest whole number of Contango Consideration Shares or Exchangeable Shares, as applicable, and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

4.5 Amalgamation of Acquiror and Dolly Varden

Pursuant to Section 4.1(e), Acquiror and Dolly Varden shall amalgamate to form Amalco under the BCBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(a) Name. The name of Amalco shall be Dolly Varden;

(b) Registered Office. The registered office of Amalco shall be located in Vancouver, British Columbia. The address of the registered office shall be Suite 3500 - 1133 Melville Street, Vancouver, British Columbia V6E 4E5;

(c) Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(d) Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares ("Amalco Common Shares") and unlimited number of exchangeable shares ("Amalco Exchangeable Shares");

(e) Share Provisions. Amalco Common Shares shall have the same terms as Acquiror Shares and Amalco Exchangeable Shares shall have the same terms as Exchangeable Shares. Upon the Amalgamation becoming effective, Exchangeable Shares shall become Amalco Exchangeable Shares with identical rights, privileges, restrictions and conditions, and that all related agreements, including the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement to which Acquiror is a party shall remain in full force with references updated to Amalco;

(f) Number of Directors. The number of directors of Amalco shall not be less than 1 and not more than 10, and otherwise as the shareholders of Amalco may from time to time determine by special resolution;

(g) First Directors. The first director(s) of Amalco shall be ⬤;

(h) Notice of Articles and Articles. The notice of articles and articles of Amalco shall be the same as the notice of articles and articles of Acquiror;

(i) First Annual General Meeting. The first annual general meeting of Amalco shall be held within 18 months from the Effective Date;

(j) Capital. The capital of the issued and outstanding Amalco Common Shares shall be equal to the capital of the issued and outstanding Acquiror Shares immediately before the Amalgamation. The capital of the issued and outstanding Amalco Exchangeable Shares shall be equal to the capital of the issued and outstanding Exchangeable Shares of Acquiror immediately before the Amalgamation; and

(k) Effect of Amalgamation. Upon the Amalgamation becoming effective:

(i) the properties, rights and interests of Acquiror and Dolly Varden shall continue to be the properties, rights and interests of Amalco;

(ii) Amalco shall continue to be liable for the obligations of Acquiror and Dolly Varden;

(iii) all existing causes of action, claims or liabilities to prosecution with respect to Acquiror and Dolly Varden shall be unaffected;

(iv) all civil, criminal or administrative actions or proceedings pending by or against Acquiror and Dolly Varden may be continued to be prosecuted by or against Amalco; and

(v) all convictions against, or rulings, orders or judgments in favour of or against Acquiror and Dolly Varden may be enforced by or against Amalco.

ARTICLE 5
EXCHANGE OF CERTIFICATES AND DELIVERY OF CONSIDERATION

5.1 Delivery of Consideration

(a) At or prior to the Effective Time, Contango or Acquiror shall deposit or cause to be deposited with the Depositary, for the benefit of each Dolly Varden Shareholder (other than the Dissenting Shareholders in respect of their applicable Dolly Varden Shares), Contango Consideration Shares and Exchangeable Shares to which each such Dolly Varden Shareholder is entitled pursuant to Section 4.1(b) and
Section 4.1(c), as applicable, upon the transfer of Dolly Varden Shares in accordance with those Sections, which Contango Consideration Shares and Exchangeable Shares shall be held by the Depositary, following the Effective Time, as agent and nominee for such former Dolly Varden Shareholders for distribution to such former holders in accordance with the provisions of this Article 5.

(b) Upon surrender by a Dolly Varden Shareholder (other than a Dissenting Shareholder) to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Dolly Varden Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any other documents reasonably requested by Contango, Callco, Acquiror or the Depositary (or, if such Dolly Varden Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Dolly Varden Shares on a book-entry account statement, it being understood that any reference herein to "certificates" shall be deemed to include references to book-entry account statements relating to the ownership of Dolly Varden Shares), the registered Holder of such surrendered certificate(s) of Dolly Varden Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Dolly Varden Shareholder, as soon as practicable after the Effective Time, the Consideration Shares that such Dolly Varden Shareholder has the right to receive pursuant to Section 4.1(b) or Section 4.1(c) or those Amalco Exchangeable Shares which such Dolly Varden Shareholder has the right to receive pursuant to Section 4.1(e), less any amounts withheld pursuant to Section 5.5, and any certificate of Dolly Varden Shares so surrendered shall forthwith be cancelled.

(c) Until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Dolly Varden Shares (other than Dolly Varden Shares held by Contango, Callco, Acquiror, any of their respective Subsidiaries or a Dissenting Shareholder) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Consideration Shares or Amalco Exchangeable Shares that the holder of such certificate is entitled to receive in the manner contemplated by this Section 5.1, less any amounts withheld pursuant to Section 5.5.

(d) In the event of the surrender of a certificate of Dolly Varden Shares that is not registered in the transfer records of Dolly Varden under the name of the Person surrendering such certificate, the Consideration to which the registered Holder is entitled pursuant to Section 4.1 or Amalco Exchangeable Shares in respect thereof following the completion of Section 4.1(e) shall be delivered to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of Acquiror that (i) any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid or (ii) no such Taxes are payable.

(e) Any portion of the Consideration Shares deposited with the Depositary that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 5 following one year after the Effective Time (i) if those Consideration Shares are Contango  Consideration Shares, shall be delivered to Contango and (ii) if such Consideration Shares have, in accordance with Section 4.1(e), become Amalco Exchangeable Shares, shall be delivered to Amalco; and any Holder who has not previously complied with this Article 5 shall thereafter look only to Contango, for any such Consideration Shares that are Contango Consideration Shares and Amalco, and if applicable, Callco, for any such Consideration Shares that are Amalco Exchangeable Shares, and, subject to Section 5.4, Contango,  Amalco, and Callco, as applicable, shall remain liable for, satisfaction of such Holder's claim for delivery under this Section 5.1 of any Consideration Shares.

5.2 Distributions with respect to Unsurrendered Certificates

(a) No dividends or other distributions declared or made after the Effective Time with respect to Dolly Varden Shares with a record date after the Effective Time shall be delivered to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Dolly Varden Shares that were transferred pursuant to Section 4.1.

(b) No dividends or other distributions declared or made after the Effective Time with respect to Contango Consideration Shares or Exchangeable Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Dolly Varden Shares that were transferred pursuant to Section 4.1 unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3. Subject to applicable Law and to Section 5.5, at the time of such compliance, there shall, in addition to the delivery of Consideration or, following the completion of the transactions in Section  4.1(e), the Amalco Exchangeable Shares, as applicable, to which the holder is entitled in respect of such Consideration, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Contango Consideration Shares, Exchangeable Shares or Amalco Exchangeable Shares.

5.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Dolly Varden Shares that were transferred pursuant to Section 4.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Holder has the right to receive in accordance with Section 4.1 or, following the completion of the transactions in Section  4.1(e), Amalco Exchangeable Shares, as applicable, to which the Holder is entitled in respect of such Consideration, deliverable in accordance with such Holder's Letter of Transmittal and Election Form. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration or Amalco Exchangeable Share is to be delivered shall, as a condition precedent to the delivery of such Consideration or Amalco Exchangeable Share, give a bond satisfactory to Dolly Varden, Acquiror, Amalco, Callco and the Depositary (each acting reasonably) or otherwise indemnify Dolly Varden, Acquiror, Amalco, Callco and their respective Affiliates in a manner satisfactory to Dolly Varden, Acquiror, Amalco and Callco (each acting reasonably) against any claim that may be made against Dolly Varden, Acquiror, Amalco and Callco or their respective Affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Dolly Varden Shares that were transferred pursuant to Section 4.1, and not duly surrendered, with all other instruments required by Section 5.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any former Dolly Varden Shareholder of any kind or nature against Dolly Varden, Acquiror, Amalco, Callco and Contango or any of their respective Affiliates. On such date, all Consideration or Amalco Exchangeable Shares to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Acquiror, Amalco or Contango, as applicable, by the Depositary and Contango Consideration Shares and Exchangeable Shares forming part of the Consideration or Amalco Exchangeable Shares, as applicable, shall be deemed to be cancelled for nil consideration.

5.5 Withholding Rights

Notwithstanding anything to the contrary contained herein, each of Dolly Varden, Acquiror, Amalco, Callco, Contango, the Depositary and their respective agents, as applicable (in this section, the "payor"), shall each be entitled to deduct and withhold from any consideration or other amount payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any Person hereunder (including any payment to Dissenting Shareholders) such amounts that are required to be deducted or withheld therefrom under any applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the Person of which such deduction or withholding was made on account of the obligation to make payment to such Person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor.

5.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all Liens or other claims of third parties of any kind.

5.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all securities of Dolly Varden issued and outstanding prior to the Effective Time, including Dolly Varden Shares, Dolly Varden Options and Dolly Varden RSUs; (b) the rights and obligations of the holders (registered or beneficial) of such securities, Dolly Varden, Acquiror,  Amalco, Callco, Contango and their respective Affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of Dolly Varden are deemed to have been settled, compromised, released and determined without liability except as set forth herein and in the Arrangement Agreement.

5.8 Shares Fully Paid

All Consideration Shares issued pursuant to this Plan of Arrangement shall be fully paid and non-assessable, and Contango and Acquiror, respectively, shall be deemed to have received the full consideration therefor.

ARTICLE 6
RIGHTS OF DISSENT

6.1 Rights of Dissent

Pursuant to the Interim Order, registered Holders of Dolly Varden Shares as of the record date for Dolly Varden Meeting may exercise rights of dissent with respect to all Dolly Varden Shares held by such registered Holder ("Dissent Rights") in connection with the Arrangement pursuant to and in strict compliance with the procedures forth in Sections 237 to 247 of the BCBCA as modified by this Article 6, as the same may be modified by the Interim Order and the Final Order; provided that, notwithstanding Subsection 242(1)(a) of the BCBCA, the written objection to the Dolly Varden Resolution referred to in Subsection 242(1)(a) of the BCBCA must be received by Dolly Varden c/o Stikeman Elliott LLP, Suite 1700 - 666 Burrard Street, Vancouver, BC, V6C 2X8, Attention: Victor Gerchikov, not later than 11:00 a.m. (Vancouver Time) on the date that is two (2) Business Days immediately prior to Dolly Varden Meeting (as it may be adjourned or postponed from time to time). Holders of Dolly Varden Shares who duly exercise Dissent Rights and who:

(a) are ultimately determined to be entitled to be paid by Dolly Varden (using its own funds and not funds provided directly or indirectly by Contango, Acquiror or any of their respective Affiliates) the fair value for their Dolly Varden Shares shall: (i) be deemed to have transferred such Dolly Varden Shares (free and clear of all Liens) to Dolly Varden in accordance with, and as of the time stipulated in, Section 4.1(a); (ii) in respect of such Dolly Varden Shares, be deemed to not have participated in the transactions in Article 4 (other than Section 4.1(a)); (iii) be entitled to be paid, subject to Section 5.5, the fair value of such Dolly Varden Shares by Dolly Varden which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Dolly Varden Resolution was adopted at Dolly Varden Meeting; and (iv) not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such Holders not exercised their Dissent Rights in respect of such Dolly Varden Shares; or

(b) are ultimately determined not to be entitled, for any reason, to be paid by Dolly Varden or Amalco as successor to Dolly Varden fair value for their Dolly Varden Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, in respect of such Dolly Varden Shares on the same basis and at the same time as a Holder of Dolly Varden Shares that is not a Dissenting Shareholder and who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (and shall be entitled to receive the Contango Consideration Shares in the same manner as such Holders).

6.2 Recognition of Dissenting Shareholders

(a) In no case shall Dolly Varden, Acquiror, Amalco, Callco, Contango, the Depositary or any other Person be required to recognize such Dissenting Shareholders as registered or beneficial Holders of Dolly Varden Shares in respect of which Dissent Rights are sought to be exercised after the time stipulated in Section 4.1(a), and the names of such Dissenting Shareholders shall be deleted from the register of Holders of Dolly Varden Shares at the time stipulated in Section 4.1(a) and Dolly Varden, or Amalco as successor to Dolly Varden shall be the holder of Dolly Varden Shares so transferred and shall be deemed the legal and beneficial owner thereof free and clear of any Liens immediately following the completion of the transactions contemplated by Section 4.1.

(b) In no circumstances shall Dolly Varden, Acquiror, Amalco, Callco, Contango, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights:

(i) unless, as of record date of the Dolly Varden Meeting and the deadline for exercising Dissent Rights (as set forth in Section 6.1), such Person is the registered Holder of those Dolly Varden Shares in respect of which such Dissent Rights are sought to be exercised;

(ii) if such Person has voted or instructed a proxy holder to vote such Dolly Varden Shares in favor of the Dolly Varden Resolution; or

(iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such exercise of Dissent Rights prior to the Effective Time.

(c) Holders of Dolly Varden Shares who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, in respect of such Dolly Varden Shares on the same basis and at the same time as a Holder of Dolly Varden Shares who is not a Dissenting Shareholder, who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or who have not otherwise made an election to receive Exchangeable Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time (and shall be entitled to receive the Contango Consideration Shares in the same manner as such Holders).

(d) In addition to any other restrictions in the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Dolly Varden Options, or (ii) holders of Dolly Varden RSUs (in each case, in their capacity as holders of Dolly Varden Options or Dolly Varden RSUs, as applicable).

ARTICLE 7
AMENDMENTS

7.1 Amendments

(a) Dolly Varden, Acquiror, Callco and Contango reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Dolly Varden, Acquiror, Callco and Contango (in each case, acting reasonably), (iii) filed with the Court and, if made after Dolly Varden Meeting, approved by the Court subject to such conditions as the Court may impose, and (iv) communicated to Dolly Varden Shareholders if and as required by the Court.

(b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Dolly Varden, Acquiror, Callco, or Contango at any time prior to or at Dolly Varden Meeting (provided that, in the case of any proposed amendment, modification and/or supplement proposed by Acquiror, Callco, or Contango, Dolly Varden (subject to the Arrangement Agreement) shall have consented thereto and, in the case of any proposed amendment, modification and/or supplement proposed by Dolly Varden, Acquiror, Callco, and Contango (subject to the Arrangement Agreement) shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at Dolly Varden Meeting, shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following Dolly Varden Meeting shall be effective only if (i) it is consented to by each of Dolly Varden, Acquiror, Callco, and Contango (in each case, acting reasonably) and (ii) if such consent is required by the Court, it is consented to by Dolly Varden Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following Dolly Varden Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of Dolly Varden, Acquiror, Callco, and Contango, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Dolly Varden Shares, Dolly Varden Options or Dolly Varden RSUs.

7.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 8
FURTHER ASSURANCES

8.1 Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Appendix "B"
Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1) The arrangement (as it may be modified or amended, the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Dolly Varden Silver Corporation (the "Company"), pursuant to the arrangement agreement between the Company, Contango ORE, Inc. ("Contango"), and 1566004 B.C. Ltd., a wholly-owned indirect subsidiary of Contango, dated December 7, 2025, as amended and restated on February 11, 2026, as it may be modified, supplemented or amended from time to time in accordance with its terms (the "Arrangement Agreement"), as more particularly described and set forth in the management information circular of the Company dated February 11, 2026 (the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2) The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the "Plan of Arrangement"), the full text of which is set out as Appendix "A" to the Circular, is hereby authorized, approved and adopted.

(3) The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

(4) The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

(5) Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by securityholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any securityholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(6) Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-1

Appendix "C"
Interim Order

(See attached.)

1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

FEB 11 2026

ENTERED

No. S260981
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

DOLLY VARDEN SILVER CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

BEFORE	ASSOCIATE JUDGE Bilawich	11/February/2026

ON THE APPLICATION of the Petitioner, Dolly Varden Silver Corporation (**"Dolly Varden"**) for an Interim Order under section 291 of the British Columbia *Business Corporations Act*, S.B.C. 2002, c. 57, as amended, (the **"BCBCA"**) in connection with an arrangement involving Contango ORE, Inc. and 1566004 B.C. Ltd. under section 288 of the BCBCA, without notice and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on February 11, 2026; AND ON HEARING Jonathan Buysen, counsel for Dolly Varden; AND UPON READING the Petition and Affidavit #1 of Ann Fehr made on February 9, 2026 (the **"Fehr Affidavit"**); AND UPON BEING ADVISED that it is the intention of Dolly Varden, Contango ORE, Inc. and the other issuers of securities pursuant to the proposed Plan of Arrangement to rely upon Section 3(a)(10) of the United States *Securities Act of 1933*, as amended (the "**1933 Act"**) as a basis for an exemption from the registration requirements of the 1933 Act with respect to the securities issued under the proposed Plan of Arrangement;

THIS COURT ORDERS that:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the draft notice of meeting relating to the special meeting of the holders of common shares of Dolly Varden (the **"Notice")** and accompanying draft management information circular (the **"Circular"**), attached as Exhibit "B" to the Fehr Affidavit.

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SPECIAL MEETING

2. Pursuant to sections 186, 288, 289, 290 and 291 of the BCBCA, Dolly Varden is authorized and directed to call, hold and conduct a special meeting of the holders of (the **"DV Shareholders"**) common shares of Dolly Varden (the **"DV Shares"**) to be held at the offices of Stikeman Elliott LLP, Suite 2700 – 666 Burrard Street, Vancouver, British Columbia on March 17, 2026 at 10:00AM (Vancouver Time) (the **"Meeting"**) to:

   b. transact such other business as may properly come before the Meeting or any adjournment thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Notice, the Circular, the constating documents of Dolly Varden and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

AMENDMENTS

4. Dolly Varden is authorized to make such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Circular and the Notice as it may determine are necessary and advisable without any additional notice to or authorization of the DV Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Circular and the Notice as so amended, modified or supplemented, shall be the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Circular and the Notice to be submitted to DV Shareholders at the Meeting, as applicable, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5. Notwithstanding the provisions of the BCBCA and the articles of Dolly Varden, and subject to the terms of the Arrangement Agreement, Dolly Varden shall be entitled to adjourn or postpone the Meeting by resolution on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the DV Shareholders respecting the adjournment or postponement, and without the need for approval of this Court. Notice of any such adjournment or postponement shall be given by news release, newspaper advertisement or notice sent to the DV Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the Dolly Varden board of directors.

RECORD DATE

6. The record date for determining DV Shareholders entitled to receive notice of, attend and vote at the Meeting will be the close of business on February 5, 2026 (the **"Record Date"**). The Record Date shall remain the same despite any adjournments or postponements of the Meeting unless a change to the date is required by law.

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NOTICE OF SPECIAL MEETING

7. The Notice and Circular are hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Dolly Varden shall not be required to send to the DV Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

8. The Notice, Circular, form of proxy, letter of transmittal and Notice of Hearing of Petition (collectively, the **"Meeting Materials"**), in substantially the same form attached as Exhibits "B" and "D" to the Fehr Affidavit, with such amendments or additional documents as counsel for Dolly Varden may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

   a. to registered DV Shareholders at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the registered DV Shareholder at its address as it appears in the central securities register of Dolly Varden, or the records of its registrar and transfer agent, as at the close of business on the Record Date

   b. to non-registered (beneficial) DV Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators;

   c. at any time by email or facsimile transmission to any DV Shareholder who identifies himself or herself to the satisfaction of Dolly Varden (acting through its representatives), who requests such email or facsimile transmission and, if required by Dolly Varden, agrees to pay the charges related to such transmission; and

   d. to the directors and auditor of Dolly Varden by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

9. The Meeting Materials need not be sent to registered DV Shareholders where mail previously sent to such holders by Dolly Varden or its registrar and transfer agent has been returned to Dolly Varden or its registrar and transfer agent on at least two previous consecutive occasions.

10. The Circular and Notice of Hearing of Petition in substantially the same form attached as Exhibits "B" and "D" to the Fehr Affidavit, with such amendments or additional documents as counsel for Dolly Varden may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order (collectively, the **"Notice Materials"**), shall be sent by prepaid ordinary mail or by email transmission to the registered holders of outstanding restricted share units (the **"DV RSU Holders"**) and to the registered holders of outstanding options (the **"DV Optionholders"**) at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal.

11. Accidental failure of, or omission, or delay by Dolly Varden to give notice to any one or more DV Shareholders, DV RSU Holders or DV Optionholders (collectively, the **"DV Securityholders"**) or the non-receipt of such notice, or any failure, or omission, or delay to give such notice as a result of events beyond the reasonable control of Dolly Varden (including,

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without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Dolly Varden, then it shall use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12. The Meeting Materials and Notice Materials and any amendments, modifications, updates or supplements to such materials, and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received for the purposes of this Order:

    a. in the case of mailing or courier, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

    b. in the case of delivery in person, the day following personal delivery;

    c. in the case of any means of transmitted, recorded or electronic communication, upon the transmission thereof;

    d. in the case of a news release or newspaper advertisement, at the time of publication of the release or advertisement; and

    e. in the case of the non-registered DV Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

13. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials or Notice Materials may be communicated, at any time prior to the Meeting, to the DV Securityholders by news release, newspaper advertisement or by notice sent by any of the means set forth in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Dolly Varden.

PERMITTED ATTENDEES

14. The only persons entitled to attend the Meeting shall be:

    a. the DV Shareholders as at 5:00 p.m. (Vancouver time) on the Record Date, or their respective proxyholders;

    b. directors, officers, auditors and advisors of Dolly Varden;

    c. directors, officers and advisors of Contango ORE, Inc. and 1566004 B.C. Ltd.; and

    d. other persons with the prior permission of the Chair of the Meeting;

    and the only persons entitled to vote at the Meeting shall be the registered DV Shareholders or their respective proxyholders.

SOLICITATION OF PROXIES

15. Dolly Varden is authorized to use the form of proxy and letter of transmittal and election form in substantially the same form as is attached as Exhibit "C" to the Fehr Affidavit, subject to Dolly Varden's ability to insert dates and other relevant information in the final form thereof and

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to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. Dolly Varden is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

16. The procedures for the use of proxies at the Meeting and revocation of proxies shall be as set out in the Meeting Materials.

17. Dolly Varden may in its discretion generally waive the time limits for the deposit of proxies by DV Shareholders if Dolly Varden deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

18. A quorum at the Meeting shall be at least one (1) person who is present in person or by proxy who in the aggregate holds at least 5% of the DV Shares entitled to be voted at the Meeting.

19. At the Meeting, votes shall be taken on the following bases:

    a. each registered DV Shareholder whose name is entered on the central securities register of Dolly Varden, determined as at 5:00 p.m. (Vancouver Time) on the Record Date, is entitled to one (1) vote for each DV Share registered in his/her/its name; and

    b. the requisite and sole approvals required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the total votes cast by DV Shareholders on the Arrangement Resolution, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions).

20. In all other respects, the terms, restrictions and conditions of the articles and bylaws of Dolly Varden will apply in respect of the Meeting

SCRUTINEER

21. Representatives of Dolly Varden's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting. The duties of the scrutineer shall include:

    a. reviewing and reporting to the Chair on the deposit and validity of proxies;

    b. reporting to the Chair on the quorum of the Meeting;

    c. reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

    d. providing to Dolly Varden and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

22. Each registered DV Shareholder as of the Record Date shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Order, the Plan of Arrangement, and any further order of this Court (the "**Dissent Rights**").

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23. Registered DV Shareholders as of the Record Date will be the only DV Shareholders entitled to exercise Dissent Rights. A beneficial holder of DV Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered DV Shareholder to dissent on behalf of the beneficial holder of DV Shares or, alternatively, make arrangements to become a registered DV Shareholder.

24. In order for an DV Shareholder to exercise such Dissent Rights:

   a. a dissenting DV Shareholder shall deliver a written objection to Dolly Varden c/o Stikeman Elliott LLP, at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X9, Attention: Victor Gerchikov not later than 11:00 a.m. (Vancouver Time) on March 13, 2026, or two business days prior to any postponed or adjourned Meeting;

   b. a dissenting DV Shareholder shall not have voted his, her or its DV Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

   c. a dissenting DV Shareholder shall have been a registered DV Shareholder as of the Record Date of the Meeting and as of the deadline for exercising Dissent Rights;

   d. a dissenting DV Shareholder must dissent with respect to all of the DV Shares held by such person (including any such shares held beneficially); and

   e. the exercise of such Dissent Rights must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and any other order of the Court.

25. Subject to further order of this Court, the Dissent Rights shall constitute full and sufficient rights of dissent for the DV Shareholders with respect to the Arrangement.

26. Notice to the DV Shareholders of their Dissent Rights with respect to the Arrangement Resolution shall be given by including information with respect to this right in the Circular to be sent to DV Shareholders in accordance with this Order.

APPLICATION FOR FINAL ORDER

27. The form of Notice of Hearing of Petition attached as Exhibit "D" to the Fehr Affidavit is hereby approved as the form of notice for the hearing of the application for the Final Order.

28. The sending of the Notice of Hearing of Petition with the Meeting Materials and Notice Materials in the manner contemplated by paragraph 10 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

29. Upon the approval, with or without variation, by the DF Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Dolly Varden may apply to this Court for, *inter alia*, an order:

   a. pursuant to Sections 291(4)(a) and 295 of the BCBCA, approving the Arrangement; and

   b. pursuant to Section 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement,

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are procedurally and substantively fair and reasonable to those who will receive securities in the exchange,

(collectively the **"Final Order"**),

and the hearing of the Final Order application shall be held on March 23, 2026 at 9:45 a.m. (Vancouver Time) at the courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

30. Any DV Securityholder seeking to appear at the hearing of the Final Order application shall:

a. file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

b. deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Dolly Varden's counsel at:

Attention: Jonathan Buysen

by or before 4:00 p.m. (Vancouver Time) on March 18, 2026, or as the Court may otherwise direct.

31. The persons entitled to appear and be heard at the Application or any hearing to sanction and approve the Arrangement, shall be only:

a. Dolly Varden;

b. Contango ORE, Inc.;

c. 1566004 B.C. Ltd.; and

d. DV Securityholders and other persons who have served and filed a Response to Petition and have otherwise complied with the Supreme Court Civil Rules and paragraph 30 of this Interim Order.

32. In the event that the hearing of the Final Order application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 30 of this Interim Order need be served and provided with notice of the adjourned hearing date.

VARIANCE

33. Dolly Varden shall be entitled, at any time, to apply to vary this Interim Order.

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34. Rules 8-1 and 16-1(8) – (12) shall not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for the Petitioner,
Dolly Varden Silver Corporation

Lawyer: Jonathan Buysen

BY THE COURT

Registrar

CHECKED

150288040v2

No. S260981
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

DOLLY VARDEN SILVER CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

STIKEMAN ELLIOTT LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC V6C 2X8
Telephone (604) 631-1300

COUNSEL: Jonathan Buysen
FILE NO: 141123.1031

150537441v1

Appendix "D"
Notice of Hearing of Petition

(See attached.)

No. S-260981
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT,
S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
DOLLY VARDEN SILVER CORPORATION, CONTANGO ORE, INC.,
AND 1566004 B.C. LTD.

DOLLY VARDEN SILVER CORPORATION

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	The holders (the "DV Shareholders") of common shares (the "DV Shares") in the capital of Dolly Varden Silver Corporation ("Dolly Varden"), the holders of restricted share units (the "DV RSU Holders") and the holders of options (the "DV Optionholders") (collectively the "DV Securityholders").

AND TO:	Contango ORE, Inc. ("Contango"), 1566004 B.C. Ltd. and 1566002 B.C. Unlimited Liability Company.

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Dolly Varden in the Supreme Court of British Columbia for approval, pursuant to Section 288 of the Business Corporations Act, S.B.C., c. 57, as amended (the "BCBCA"), of an arrangement by way of a statutory plan of arrangement contemplated in an arrangement agreement dated December 7, 2025, involving Dolly Varden, Contango and 1566004 B.C. Ltd. (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Associate Judge Bilawich of the Supreme Court of British Columbia, dated February 11, 2026, the Court has given directions by means of an interim order (the ''Interim Order'') on the calling of a special meeting (the ''Meeting'') of the DV Shareholders for the purpose of, among other things, considering and voting upon a special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Dolly Varden intends to apply to the Supreme Court of British Columbia for a final order (the ''Final Order'') approving the Arrangement and declaring that the Arrangement is procedurally and substantively fair and reasonable to the DV Shareholders, which application is expected to be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia or as the Court may direct on March 23, 2026 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the board of Dolly Varden or the Court may direct.

NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled ''Response to Petition'' together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia or as the Court may direct and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to Dolly Varden's address for delivery, which is set out below, on or before March 18, 2026 at 4:00 p.m. (Vancouver Time).

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry or online from the BC Supreme Court website. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON (OR AS DIRECTED BY THE COURT) OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the DV Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any DV Securityholder upon request in writing addressed to the solicitors of Dolly Varden at the address for delivery set out below.

The Petitioner's address for delivery is:

Stikeman Elliott LLP
Barristers and Solicitors
1700 - 666 Burrard Street
Vancouver, BC V6C 2X8
Attention: Jonathan Buysen

DATED this 11th day of February, 2026.

Counsel for the Petitioner, Dolly Varden Silver Corporation

Jonathan Buysen

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

FEB 09 2026

S=260981

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

DOLLY VARDEN SILVER CORPORATION

PETITIONER

PETITION TO THE COURT

ON NOTICE TO: The Securityholders of Dolly Varden Silver Corporation

The petitioner estimates that the hearing of the petition will take 10 minutes.

[ ] This matter is an application for judicial review.

[X] This matter is not an application for judicial review.

This proceeding is brought for the relief set out in Part 1 below by Dolly Varden Silver Corporation

If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioner(s)

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner(s),

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(c) if you were served with the petition anywhere in Canada, within 21 days after that service,

(d) if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(e) if you were served with the petition anywhere else, within 49 days after that service, or

(f) if the time for response has been set by order of the court, within that time.

(1)	The ADDRESS FOR SERVICE of the petitioner(s) is:	Stikeman Elliott LLP Barristers and Solicitors 1700 – 666 Burrard Street Vancouver, BC V6C 2X8 Attention: Jonathan Buysen
	Fax number address for service (if any) of the petitioner(s):	none
	E-mail address for service (if any) of the petitioner(s):	jbuysen@stikeman.com
(2)	The name and office address of the petitioner's(s') lawyer is:	Stikeman Elliott LLP Barristers and Solicitors 1700 – 666 Burrard Street Vancouver, BC V6C 2X8 604-631-1300 Attention: Jonathan Buysem

CLAIM OF THE PETITIONER(S)

Part 1: ORDERS SOUGHT

1. The petitioner, Dolly Varden Silver Corporation (**"Dolly Varden"** or **"Company"**), applies to this Court pursuant to sections 288 and 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended or superseded (the **"BCBCA"**), Rules 16-1, 4-4, 4-5 and 2-1(2)(b) of the Supreme Court Civil Rules and the Inherent Jurisdiction of the Court for:

(a) an order (the **"Interim Order"**) in the form attached as Schedule "A" to this Petition;

(b) an order (the **"Final Order"**) in the form attached as Schedule "B" to this Petition; and

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(c) such further and other relief as counsel for Dolly Varden may advise and the Court may deem just.

Part 2: FACTUAL BASIS

2. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the draft management information circular (the **"Circular"**) attached as Exhibit "B" to Affidavit #1 of Ann Fehr sworn on February 9, 2026 (the **"Fehr Affidavit"**).

The Petitioner

3. Dolly Varden is a corporation existing under the BCBCA with a registered office at 1700-666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

5. Dolly Varden is a publicly listed company. The authorized share capital of Dolly Varden consists of an unlimited number of common shares (the **"DV Shares"**). The DV Shares are listed for trading on the TSX-V under the symbol "DV", the NYSE American under the symbol "DVS" and the Frankfurt Stock Exchange under the symbol "DVQ".

6. Dolly Varden also has outstanding restricted share units (**"DV RSUs"**) awarded under the Company RSU Plan and outstanding options (the **"DV Options"**) granted pursuant to the Company Option Plan.

The Purchaser

7. Contango ORE, Inc. (**"Contango"**) is a corporation existing under the State of Delaware. Contango is a publicly listed company whose primary business is the exploration for and development of gold ore and associated minerals in the State of Alaska. The common stock of Contango (the **"Contango Shares"**) are traded on the NYSE American under the symbol "CTGO".

8. 1566002 B.C. Unlimited Liability Company (**"Callco"**) is an unlimited liability company existing under the laws of British Columbia. Callco was incorporated to effect the Arrangement and is a wholly owned subsidiary of Contango.

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9. 1566004 B.C. Ltd. (the **"Acquiror"**) is a corporation existing under the BCBCA. The Acquiror was incorporated to effect the Arrangement and is a wholly owned subsidiary of Callco and an indirect wholly owned subsidiary of Contango.

The Arrangement and Related Transactions

10. On December 7, 2025, Dolly Varden, Callco and the Acquiror entered into an arrangement agreement (the **"Arrangement Agreement"**) pursuant to which Contango agreed to indirectly acquire all the issued and outstanding DV Shares pursuant to a plan of arrangement (the **"Plan of Arrangement"**) under s. 288 of the BCBCA (the **"Arrangement"**).

11. The proposed Plan of Arrangement is attached as Appendix "A" to the draft Final Order, which is attached as Schedule "B" to this Petition. In general, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time:

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Background to the Arrangement

14. The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arms-length negotiations conducted between representatives of Dolly Varden and Contango, which started in August 2025. The material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled "Background to the Arrangement".

Reasons and Support for the Arrangement

15. The Dolly Varden board of directors (the **"DV Board"**) appointed a special committee of certain independent directors of the DV Board (the **"Special Committee"**) to evaluate the proposed Arrangement.

17. Based on its considerations, investigations and deliberations, including consultation with its financial and legal advisors, the unanimous recommendation of the Special Committee, and the Haywood Fairness Opinion (as defined below), the DV Board unanimously determined that the Arrangement was in the best interests of Dolly Varden and was fair to the DV Shareholders and unanimously recommended that DV Shareholders vote in favour of the Arrangement Resolution.

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18. The reasons for the unanimous recommendation of the DV Board that the DV Shareholders vote for the Arrangement Resolution are detailed in the Circular in the section entitled "Reason for the Recommendations" and include, but are not limited to, the following:

(c) *Arms-length Negotiations:* Senior management, with the oversight and direction of the DV Board and with advice from DV's legal and financial advisors, vigorously negotiated on an arms-length basis with Contango with respect to price and other terms and conditions of the Arrangement Agreement.

(d) *Fixed Fee Fairness Opinion of Raymond James:* The Special Committee took into account the fact that Raymond James, which was compensated on a fixed fee basis that is payable regardless of its conclusions set or whether the Arrangement is completed, delivered a fairness opinion (the **"Raymond James Fairness Opinion"**) stating that, as of December 7, 2025 and, based upon and subject to the

150536994v1

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Conditions

19. The obligations of Dolly Varden, Contango and the Acquiror to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement, which are summarized in the Circular in the section entitled "The Arrangement Agreement – Conditions Precedent to the Arrangement". These conditions include: (i) obtaining the requisite approval from the DV Shareholders and Contango Shareholders; (ii) obtaining a Final Order; (iii) obtaining Key Regulatory Approvals and Key Third Party Consents; and (iv) the absence of a Company Material Adverse Effect with respect to Dolly Varden or a Contango Material Adverse Effect with respect to Contango.

No Creditor Impact

20. The Arrangement does not contemplate a compromise of any debt or debt instruments of Dolly Varden and no creditor of Dolly Varden will be materially affected by the Arrangement.

United States Securities Laws

21. Section 3(a)(10) of the United States *Securities Act of 1933*, as amended, (the **"1933 Act"**) provides an exemption from the registration requirements of that act for the issue of securities

150536994v1

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in exchange for other bona fide outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear and receiving timely notice thereof.

22. In order to ensure securities issued or made issuable to persons receiving securities pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, it is necessary that:

(a) the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the 1933 Act based on the Court's approval of the Arrangement, prior to the hearing required to approve the Arrangement;

(b) the Interim Order of the Court approving the relevant meeting or meetings to approve the Arrangement specifies that each person entitled to receive securities in connection with the Arrangement will have the right to appear before the Court so long as such person enters an appearance within a reasonable time;

(c) all persons entitled to receive securities in connection with the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information necessary for them to exercise that right;

(d) the Court has determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the Arrangement are procedurally and substantively fair to the persons entitled to receive securities in connection with the Arrangement; and

(e) the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being procedurally and substantively fair to the persons entitled to receive securities in connection with the Arrangement.

23. Dolly Varden hereby gives notice to the Court of the intention of Dolly Varden, Contango and the Acquiror to rely on Section 3(a)(10) of the 1933 Act for the issuance and distribution of securities pursuant to the Arrangement based on the Court's approval of the Arrangement.

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The Meeting and Notice

24. It is proposed that Dolly Varden convene a special meeting of the DV Shareholders (the **"Meeting"**) at the offices of Stikeman Elliott LLP, Suite 2700 – 666 Burrard Street, Vancouver, British Columbia on March 17, 2026 at 10:00AM (Vancouver Time).

25. The Record Date for determining the DV Shareholders entitled to receive notice of, attend and vote at the Meeting is the close of business (Vancouver Time) on February 5, 2026.

26. In connection with the Meeting, Dolly Varden intends to send to each DV Shareholder a copy of the following materials and documentation (collectively, the **"Meeting Materials"**) substantially in the form attached as Exhibits "B" to "D" to the Fehr Affidavit:

(a) the Notice of Special Meeting;

(b) the Circular, which includes, among other things: (i) a summary of the effects of the Arrangement; (ii) a summary of the reasons for the recommendation of the Special Committee and DV Board; (iii) the text of the Arrangement Resolution; (iv) a copy of the Raymond James Fairness Opinion and Haywood Fairness Opinion; (v) a copy of the Plan of Arrangement; (vi) a copy of the Interim Order; and (vii) the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA;

(c) the forms of proxy and letter of transmittal; and

27. The Circular, which includes the Notice of Hearing of Petition, will also be sent to the holders of DV RSUs and DV Options no later than 21 days before the Meeting.

28. All such documents may contain such amendments thereto as Dolly Varden may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

Quorum and Voting

29. The quorum required at the Meeting will be at least one person present in person or by proxy who, in the aggregate, holds or represents by proxy not less than 5% of the DV Shares entitled to be voted at the Meeting.

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Dissent Rights

32. The registered DV Shareholders shall have rights of dissent in respect of the Arrangement Resolution equivalent to those provided in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other further order of the Court. In essence, the dissent rights provided that any registered DV Shareholder who objects to the Arrangement Resolution and properly exercises the applicable dissent rights shall have the right to require that Dolly Varden purchase such shareholder's DV Shares for their fair value.

Part 3: LEGAL BASIS

33. The Petitioner relies on:

(a) Section 288 to 291 of the BCBCA;

(b) Rules 2-1(2)(b), 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules;

(d) the Interim Order; and

(e) the equitable and inherent jurisdiction of the Court.

34. The test to be applied in considering an application for final Court approval is set out in *BCE Inc. v. 1976 Debentureholders*, 2008 SCC 69 *("**BCE**")*. In *BCE*, the Court held that a corporation seeking approval of an arrangement has the onus of satisfying the Court that:

(a) the statutory procedures have been met;

(b) the application has been put forward in good faith; and

(c) the arrangement is fair and reasonable.

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35. Whether these requirements are met is determined by taking into account a variety of relevant factors, including the necessity of the arrangement to the corporation's continued existence, the approval, if any, of a majority of shareholders and other security holders entitled to vote, and the proportionality of the impact on affected groups.

***BCE* at para. 154**

Part 4: MATERIAL TO BE RELIED ON

36. Affidavit #1 of Ann Fehr sworn on February 9, 2026

37. Such further affidavits and other documents as counsel for Dolly Varden may advise.

Date: February 9, 2026

Signature of

[ ] Petitioner

[X] Lawyer for petitioner(s)

Jonathan Buysen

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To be completed by the court only:

Order made

☐ in the terms requested in paragraphs ___________ of Part 1 of this notice of this petition

☐ with the following variations and additional terms:

Date: ______________________ ______________________________

Signature of ☐ Judge ☐ Associate Judge

150536994v1

Appendix "E"
Raymond James Fairness Opinion

(See attached.)

December 7, 2025

The Special Committee of the Board of Directors of Dolly Varden Silver Corporation
Suite 3123 - 595 Burrard Street
PO Box 49139
Three Bentall Centre
Vancouver, BC V7X 1J1

To the Special Committee of the Board of Directors of Dolly Varden Silver Corporation:

Raymond James Ltd. ("Raymond James", "we" or "us") understands that Dolly Varden Silver Corporation ("Dolly Varden", "DV" or the "Company") and Contango ORE, Inc. ("Contango" or "CTGO") intend to enter into an arrangement agreement (the "Arrangement Agreement") to combine Dolly Varden and Contango on a merger-of-equals basis pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"), whereby Contango will, among other things, acquire all of the issued and outstanding common shares of Dolly Varden (the "DV Shares"). Pursuant to the terms and conditions of the Arrangement Agreement, holders of DV Shares (the "DV Shareholders") will be entitled to receive 0.1652 (the "Exchange Ratio") of a share of voting common stock of Contango (the "CTGO Shares") for each DV Share held (the "Consideration"). Eligible Canadian shareholders of Dolly Varden will be able to elect to receive exchangeable shares in a Canadian subsidiary of Contango (the "Exchangeable Shares"), which will be exchangeable into CTGO Shares, instead of the CTGO Shares to which they would otherwise be entitled.

The terms and conditions of the Arrangement will be summarized in Dolly Varden's management information circular (the "Circular") to be mailed to DV Shareholders in connection with a special meeting of DV Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide our opinion (the "Opinion") to the Special Committee (the "Special Committee") of the board of directors of the Company (the "Board") as to whether the Consideration to be received by DV Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such DV Shareholders as of the date hereof.

Engagement of Raymond James

Raymond James was first contacted by the Special Committee on or about September 10, 2025 and was formally engaged by the Special Committee pursuant to an engagement letter dated November 21, 2025 (the "Engagement Agreement"). Under the terms of the Engagement Agreement, Raymond James has agreed to provide this Opinion to the Special Committee.

Pursuant to the terms of the Engagement Agreement, Raymond James will receive a fixed fee for rendering this Opinion. Raymond James is also to be reimbursed for all reasonable legal and other out-of-pocket expenses in accordance with the terms of the Engagement Agreement. Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons, advisors and shareholders are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement. Raymond James' compensation associated with the delivery of this Opinion is not contingent, in whole or in part, upon the conclusions reached in the Opinion or the outcome of the Arrangement.

Raymond James Ltd.

Suite 5400 - 40 King Street West, Toronto, ON, M5H 3Y2 416 777 7000 416 777 7020 Fax

Independence of Raymond James

Neither Raymond James nor any of its affiliates or associates is an "associated entity", an "affiliated entity" or an "issuer insider" (as such terms are defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101")) of the Company, Contango, or any of their respective affiliates or associates (collectively, the "Interested Parties").

Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Agreement, acting as co-manager to Dolly Varden on its bought deal public offering of common shares and charity flow-through shares announced on March 4, 2024, acting as co-manager to Dolly Varden on its bought deal public offering of common shares and flow-through shares announced on August 19, 2024, acting as co-lead underwriter to Dolly Varden on its bought deal public offering of common shares, charity flow-through shares and flow-through shares announced on June 9, 2025, and acting as co-manager to Dolly Varden on its bought deal public offering of common shares, charity flow- through shares and flow-through shares announced on October 1, 2025. There are no other understandings, agreements or commitments between Raymond James and the Interested Parties with respect to any current or future business dealings which would be material to the Opinion.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates.

Credentials of Raymond James

Raymond James is a North American full-service investment dealer with operations located across Canada. Raymond James is a member of the Toronto Stock Exchange ("TSX"), the TSX Venture Exchange, the Montreal Exchange, the Canadian Investment Regulatory Organization (formerly the Investment Industry Regulatory Organization of Canada) ("CIRO"), the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly-traded companies. Raymond James is indirectly wholly-owned by Raymond James Financial, Inc. ("Raymond James Financial"). Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange ("NYSE") (NYSE: RJF) whose subsidiaries engage primarily in investment and financial services, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services.

The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James. The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice. The Opinion has been prepared in accordance with the disclosure standards for fairness opinions of CIRO, but CIRO has not been involved in the preparation or review of the Opinion.

Description of Dolly Varden

Dolly Varden is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25 kilometers by road to tide water. Including the Kitsault Valley Project, Dolly Varden has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 square kilometers Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Description of Contango

Contango is a NYSE American listed company that engages in exploration for gold and associated minerals in Alaska. Contango holds a 30% interest in the Peak Gold JV, which leases approximately 675,000 acres of land for exploration and development on the Manh Choh project, with the remaining 70% owned by KG Mining (Alaska), Inc., an indirect subsidiary of Kinross Gold Corporation, operator of the Peak Gold JV. Contango and its subsidiaries also have (i) a lease on the Johnson Tract project from the underlying owner, CIRI Native Corporation, (ii) a lease on the Lucky Shot project from the underlying owner, Alaska Hardrock Inc., (iii) 100% ownership of approximately 8,600 acres of peripheral State of Alaska mining claims, and (iv) a 100% interest in approximately 145,000 acres of State of Alaska mining claims that give Contango the exclusive right to explore and develop minerals on these lands.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied without independent verification upon, among other things, the following:

i. The non-binding indicative offer submitted by Dolly Varden to Contango, dated October 16, 2025;

ii. A draft of the arrangement agreement (the "Arrangement Agreement") and plan of arrangement dated December 6, 2025 and the schedules attached thereto (together with disclosure letters relating thereto);

iii. A draft of the Exchangeable Shares Term Sheet dated December 6, 2025;

iv. Draft forms of the Voting Support Agreements (as defined in the Arrangement Agreement), dated December 6, 2025;

v. Consolidated annual financial statements, and management of Dolly Varden's ("Management") discussion and analysis for the years ended December 31, 2024, 2023, and 2022 together with the notes thereto and the auditors' reports thereon;

vi. Consolidated annual financial statements, and management's discussion and analysis of Contango for the years ended December 31, 2024, 2023, and 2022 together with the notes thereto and the auditors' reports thereon;

vii. Dolly Varden's condensed consolidated interim financial statements and Management's discussion and analysis for the three-month periods ended September 30, 2025, June 30, 2025, March 31, 2025, September 30, 2024, June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, and March 31, 2023;

viii. Contango's condensed consolidated interim financial statements and management's discussion and analysis for the three-month periods ended September 30, 2025, June 30, 2025, March 31, 2025, September 30, 2024, June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, and March 31, 2023;

ix. Certain public disclosure by the Company and Contango as filed on the System for Electronic Data Analysis and Retrieval+ ("SEDAR+") and the system for Electronic Data Gathering, Analysis, and Retrieval ("EDGAR"), including press releases issued by the Company and Contango;

x. Certain public investor presentations and marketing materials prepared by Dolly Varden and Contango;

xi. Certain internal financial, operational, corporate and other information with respect to the Company, including budgets prepared by Management, as well as internal operating and financial projections prepared or reviewed by Management (and discussions with Management with respect to such information, budgets, projections and presentations);

xii. Management's internal estimate of mineral resources dated December 5, 2025;

xiii. Consensus forecasted metal prices;

xiv. The Life of Mine model of Contango dated February 4, 2025 (the "Contango Life of Mine Model") and 2026-2030 Budget dated December 4, 2025 (the "Contango 2026-2030 Budget");

xv. Johnson Tract Cost Model prepared by SRK Consulting dated May 3, 2025;

xvi. The Amended and Restated Limited Liability Company Agreement of Peak Gold, LLC dated October 1, 2020;

xvii. Purchase Agreement by and among Core Alaska, LLC, Contango ORE, Inc. and Skip Sub, Inc. dated September 29, 2020;

xviii. Discussions with Management with regards to Contango's gold price hedging program and potential implications on Contango's business, including potential risks and impacts on cash flow stability, and covenants under Contango's credit agreement;

xix. Discussions with Management respecting potential alternative strategic transactions with select third parties other than Contango that were considered by the Company, and the status, outcomes and probabilities of those potential alternative strategic transactions;

xx. Selected public market trading statistics and financial information of the Company, Contango, and other entities considered by us to be relevant;

xxi. Other public information relating to the business, operations and financial condition of the Company and Contango considered by us to be relevant;

xxii. Other publicly available information relating to selected public companies considered by us to be relevant, including published reports by equity research analysts and industry reports; and

xxiii. Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

We have participated in various discussions with members of the Company's senior management regarding the Company's business, operations, financial condition, corporate strategy and prospects, and we have participated in various discussions with members of the Company's senior management regarding Contango's business, operations, financial condition, corporate strategy and prospects. We have also participated in various discussions with Stikeman Elliott LLP, legal counsel to the Special Committee concerning the Arrangement Agreement and related matters.

Raymond James has not, to the best of its knowledge, been denied access by the Company to any information requested by Raymond James.

Prior Valuations

The Chief Executive Officer, President & Director and the Chief Financial Officer of the Company have represented to Raymond James that, to the best of their knowledge after due inquiry, there have been no valuations or appraisals relating to the Company or any of its subsidiaries, or any of their material assets, made in the preceding 24 months.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation under MI 61-101 or an appraisal of any of the assets or securities of the Company, Contango or any of their respective subsidiaries and our Opinion should not be construed as such. We have relied upon the advice of counsel to the Company that the Arrangement is not subject to the formal valuation requirements of MI 61-101.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Contango in connection with preparing our Opinion and have assumed the accuracy and fair presentation of, and relied upon, the Company's and Contango's audited financial statements and the reports of the auditors thereon and the Company's and Contango's interim unaudited financial statements.

With respect to the non-historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and Contango and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of Management, having regard to the Company's and Contango's business, plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable laws, and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us; we have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct.

The Company has represented to us, in a certificate of its Chief Executive Officer, President & Director and the Chief Financial Officer dated the date hereof, among other things, that the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind provided to us by or on behalf of the Company respecting the Arrangement, the Company and its subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning the Company referred to under the heading "Scope of Review" (collectively, the "Information"), was, at the date the Information was provided to us, and is, at the date hereof complete, true, accurate and correct in all material respects and that no change has occurred in the Information or any part thereof since the respective dates on which the Information was provided to us, except as disclosed in writing to us, which would have or which would reasonably be expected to have a material effect on the Opinion or the Arrangement.

Our Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Arrangement. Our Opinion does not address the treatment of the Company's optionholders or RSU holders under the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes; we have relied upon, without independent verification, the assessment by the Company and its legal, tax and accounting advisors with respect to such matters.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with Management and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee or the

Board as to any decision with respect to the Arrangement or to any shareholder as to how they should vote on the Arrangement, nor as an opinion concerning the trading price or value of any securities of the Company or Contango (including the Exchangeable Shares) at any time, including following the announcement, completion or termination of the Arrangement.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis; accordingly, our Opinion should be read in its entirety.

Management has instructed us to assume that Contango's gold price hedging program is in good standing and will remain intact, compliant, and unchanged throughout its full term without default, and will unfold as outlined in the Contango Life of Mine model dated February 4, 2025 and supplemented by the Contango 2026- 2030 Budget. Accordingly, we have not made any additional assumptions regarding any potential impairment, margin calls, unwinds, or other implications related to such program.

With Management's consent, we have assumed that each Exchangeable Share will be, when issued, the equivalent of a CTGO Share with respect to all economic matters incident to the CTGO Shares to be issued to DV Shareholders in connection with the Arrangement, except for certain additional tax deferral features under Canadian tax law.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information, including the Information, that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion.

Fairness Methodologies

In support of the Opinion, Raymond James has performed certain financial analyses on the Company and Contango, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion. In the context of the Opinion, Raymond James has considered the following methodologies (as each such term is defined below):

a) Public Company Trading Approach; and

b) DCF Approach

Given that the Arrangement represents a merger-of-equals, and that the Exchange Ratio is based on the relative value per share of both the Company and Contango, we have determined that a precedent transaction analysis is not a relevant methodology in the context of the Arrangement and have not relied on such methodology in arriving at our Opinion.

Public Company Trading Approach

Dolly Varden

Raymond James compared public market trading statistics of the Company to corresponding data from selected publicly-traded precious metal developers that we considered relevant. Factors such as number of assets, asset size, location of assets, stage of development, operating costs and mining techniques were also considered. Raymond James considered multiples based on enterprise value (calculated as equity value plus debt, less cash and cash equivalents, and if applicable, adjusted for any minority interests or unconsolidated investments, the "Enterprise Value") to measured and indicated mineral resources, and Enterprise Value to total mineral resources, to be the most relevant metrics. We examined those metrics for each of the comparable companies and then applied a range of selected multiples to the corresponding data of the Company to calculate an implied equity value of the Company. (the "Dolly Varden Public Company Trading Approach").

Contango

Raymond James compared public market trading statistics of Contango to corresponding data from selected publicly-traded precious metal producers that we considered relevant. Factors such as number of assets, asset size, location of assets, stage of development, operating costs and mining techniques were also considered. Raymond James considered multiples based on price to Net Asset Value, which is a measure of share price relative to net asset value per share, and Enterprise Value to attributable EBITDA, which is a measure of Enterprise Value relative to attributable earnings before interest, tax, depreciation and amortization, to be the most relevant metrics. We examined those metrics for each of the comparable companies and then applied a range of selected multiples to the corresponding data of Contango to calculate an implied equity value of Contango. (the "Contango Public Company Trading Approach" and with the Dolly Varden Public Company Trading Approach, the "Public Company Trading Approach").

While not quantifiable, based on Raymond James' professional judgement, the non-operating, minority interest aspect of Contango's shareholding in the Manh Choh project is a relevant consideration when assessing Contango relative to comparable trading multiples, among other things.

DCF Approach

The discounted cash flow ("DCF") approach (the "DCF Approach") is a present value calculation of the future unlevered, after-tax free cash flows that Contango was forecasted to generate based on the Contango Life of Mine Model. The present values of the unlevered, after-tax free cash flows Contango was forecasted to generate were calculated by applying a weighted average cost of capital ("WACC"). As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors including the WACC and future commodity prices.

While not quantifiable, based on Raymond James' professional judgement, the non-operating, minority interest aspect of Contango's shareholding in the Manh Choh project is a relevant consideration when assessing Contango, among other things.

Fairness Considerations

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction. Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a) the Consideration to be received for each DV Share pursuant to the Arrangement compares favourably with the financial ranges derived from our analyses using the Public Company Trading Approach;

b) the Consideration to be received for each DV Share pursuant to the Arrangement compares favourably with the financial range derived from our analysis using the DCF Approach; and

c) other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant.

Raymond James did not, in considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement, assess any income tax consequences that any particular shareholder may face in connection with the Arrangement.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our Opinion that, as of the date hereof, the Consideration to be received by the DV Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the DV Shareholders.

Yours very truly,

Raymond James Ltd.

Appendix "F"
Haywood Fairness Opinion

(See attached.)

December 7, 2025

The Board of Directors

Dolly Varden Silver Corporation

Suite 3123 - 595 Burrard Street

Vancouver, BC V7X 1J1

To the Board of Directors:

Haywood Securities Inc. (the "Advisor" or "Haywood") understands that Dolly Varden Silver Corporation (the "Corporation" and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) proposes to enter into an arrangement agreement (the "Arrangement Agreement" and which term shall include the schedules attached thereto and other ancillary documents) with Contango ORE, Inc. ("Contango" and which term shall, to the extent required or appropriate in the context, include the affiliates of Contango including 1566004 B.C. Ltd.) dated December 7, 2025, pursuant to which Contango has agreed to acquire all of the issued and outstanding common shares of the Corporation (the "Transaction") by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the terms and conditions of the Arrangement Agreement, Contango will acquire all of the issued and outstanding common shares of the Corporation at an exchange ratio of 0.1652 of a share of voting common stock of Contango (each whole share, a "Contango Share") in exchange for each share of the Corporation held (the "Consideration"). The Transaction will be described in greater detail in a management information circular (the "Circular") to be prepared by the Corporation in compliance with applicable laws, regulations, policies and rules, which Circular will be mailed to the shareholders of the Corporation (the "Shareholders").

The Board of Directors of the Corporation (the "Board of Directors") has retained Haywood to provide financial advice to the Corporation, including our opinion (this "Fairness Opinion") to the Board of Directors as to the fairness of the Consideration to be received by the Shareholders under the Arrangement. Haywood has not prepared a valuation of either the Corporation, Contango, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Corporation and Haywood were first in contact regarding a potential advisory mandate on August 29, 2025 and Haywood was formally engaged by the Board of Directors pursuant to an agreement dated November 4, 2025 (the "Advisory Agreement"). Under the terms of the Advisory Agreement, Haywood agreed to provide the Corporation and the Board of Directors with financial advisory services in connection with the Transaction including, among other things, the provision of this Fairness Opinion. Following a review of the terms of the Transaction, Haywood rendered its oral opinion to the Board of Directors on December 7, 2025. This Fairness Opinion confirms such oral opinion rendered by Haywood to the Board of Directors.

The terms of the Advisory Agreement provide that Haywood is to be paid a fee for its services, including a fixed fee for the delivery of this Fairness Opinion and a fee that is contingent on the successful completion of the

Head Office - Vancouver		Calgary		Toronto
Waterfront Centre		808 First Street SW		Brookfield Place, 181 Bay Street
200 Burrard Street, Suite 700		Suite 301		Suite 2910, Box 808
Vancouver, BC V6C 3L6		Calgary, AB T2P 1M9		Toronto, ON M5J 2T3

Phone:	(604) 697-7100	Phone:	(403) 509-1900	Phone:	(416) 507-2300
Toll-Free:	(800) 663-9499	Toll-Free:	(877) 604-0044	Toll-Free:	(866) 615-2225

Transaction. The fixed fee for the delivery of the Fairness Opinion is not conditional upon this Fairness Opinion being favourable or dependent on the completion of the Transaction. The Corporation has also agreed to reimburse Haywood for its reasonable out-of-pocket expenses and to indemnify Haywood, its subsidiaries and affiliates, and their respective officers, directors, and employees, against certain expenses, losses, actions, claims, damages and liabilities which may arise directly or indirectly from services performed by Haywood in connection with the Advisory Agreement. The payment of expenses is not conditional upon this Fairness Opinion being favourable or dependent on the completion of the Transaction.

Independence of Haywood

Neither Haywood, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Corporation, Contango, or any of their respective associates or affiliates. As of the date hereof, Haywood has not entered into any other agreements or arrangements with the Corporation or Contango or any of their respective associates or affiliates with respect to any future dealings.

Haywood acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and/or Contango or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Haywood, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of the Corporation, Contango, or any of their respective associates or affiliates, or related assets or derivative securities. As an investment dealer, Haywood conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Contango or any of their respective associates or affiliates, or the Transaction.

During the 24-month period preceding the date that Haywood was first in contact with the Corporation with respect to the Transaction, Haywood acted as either co-lead underwriter or underwriter as part of the Corporation's equity financings that closed in March 2024, September 2024, June 2025, and October 2025. Over such time, Haywood has not provided any additional financial advisory services to the Corporation outside of the scope of the Advisory Agreement for which Haywood received compensation. Haywood has not participated in any equity financings by Contango nor has Haywood provided any financial advisory services to Contango or any of their respective associates or affiliates.

Credentials of Haywood

Haywood is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. Haywood has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions. The opinion expressed herein is the opinion of Haywood, and the individuals primarily responsible for preparing this opinion are professionals of Haywood experienced in merger, acquisition, divestiture, and fairness opinion matters.

This Fairness Opinion represents the opinion of Haywood, the form and content of which have been approved for release by a committee of senior Haywood personnel who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Scope of Review and Approach to Analysis

In connection with rendering this Fairness Opinion, Haywood has reviewed and relied upon, or carried out, among other things, the following:

(a) reviewed the draft Arrangement Agreement between the Corporation, Contango and 1566004 B.C. Ltd.;

(b) reviewed drafts of certain other documents referred to in the Arrangement Agreement including the Plan of Arrangement, form of voting support agreements and disclosure letters of each of the Corporation and Contango;

(c) reviewed the non-binding letter of intent between the Corporation and Contango, dated October 16, 2025;

(d) reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2024 and 2023;

(e) reviewed the management's discussion and analysis of the Corporation for the financial years ended December 31, 2024 and 2023;

(f) reviewed the unaudited condensed consolidated interim financial statements of the Corporation for the financial quarters ended September 30, 2025, June 30, 2025, and March 31, 2025;

(g) reviewed the management's discussion and analysis of the Corporation for the financial quarters ended September 30, 2025, June 30, 2025, and March 31, 2025;

(h) reviewed the management information circular of the Corporation dated May 22, 2025;

(i) reviewed the annual information form of the Corporation dated April 30, 2025, for the year ended December 31, 2024;

(j) reviewed the unaudited condensed consolidated financial statements of Contango for the financial quarters ended September 30, 2025, June 30, 2025, and March 31, 2025;

(k) reviewed the Form 10-Q filings of Contango for the financial quarters ended September 30, 2025, June 30, 2025, and March 31, 2025;

(l) reviewed the Annual Report on Form 10-K of Contango for the period ended December 31, 2024;

(m) reviewed certain press releases and other publicly available information relating to the business, financial condition and trading history of each of the Corporation, Contango and other select public companies considered relevant;

(n) reviewed applicable National Instrument 43-101 and S-K 1300 technical reports of the Corporation and Contango, as applicable;

(o) reviewed the corporate presentations of the Corporation and Contango;

(p) reviewed certain historical financial information and operating data concerning the Corporation and Contango;

(q) reviewed certain projected financial information, including without limitation, budgets and financial forecasts, which were prepared and provided by the Corporation and Contango;

(r) reviewed the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of each of the Corporation and Contango;

(s) reviewed certain internal documents which were prepared and/or provided by the Corporation and Contango, including internal documents prepared by the Corporation's consultants;

(t) reviewed historical market prices and valuation multiples for the common shares of the Corporation and the Contango Shares and compared such prices and multiples with those of certain publicly traded companies that were deemed relevant for the purposes of our analysis;

(u) reviewed publicly available financial data for precedent merger and acquisition transactions that were deemed comparable for the purposes of our analysis;

(v) reviewed certain industry and analyst reports and statistics that were deemed relevant for the purposes of our analysis; and

(w) reviewed and considered such other financial, market, technical and industry information, and conducted such other investigations, analyses and discussions (including discussions with management of the Corporation) as was considered relevant and appropriate in the circumstances.

In addition, Haywood has participated in discussions with members of the Corporation and Contango's management teams regarding their respective company's past and current business operations, and their financial condition and prospects.

Haywood did not complete a detailed technical due diligence review, and has relied upon management of the Corporation and its consultants for all technical due diligence matters, without independent verification. No physical due diligence of any of the assets of the Corporation or Contango was undertaken by Haywood. Haywood has not, to the best of its knowledge, been denied access by the Corporation to any other information under its control requested by Haywood.

Haywood did not meet with the auditors of the Corporation or Contango and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and Contango, respectively, and the reports of the auditors thereon.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors and upon a selection of methodologies deemed appropriate in the circumstances by Haywood.

Prior Valuations

Certain senior officers of the Corporation, on behalf of the Corporation and not in their personal capacity, have represented to Haywood that, to the best of their knowledge, there have been no prior valuations (as that term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions) or appraisals of the Corporation or any material property of the Corporation or any of its subsidiaries or affiliates, made in the preceding 24 months, the existence of which is known to the Corporation after reasonable inquiry, which have not been provided to Haywood.

Assumptions and Limitations

The Fairness Opinion is subject to the assumptions, explanations and limitations set forth herein.

Haywood has not been asked to prepare and has not prepared a valuation of the Corporation, or any of the securities or assets thereof, and our opinion should not be construed as a "formal valuation" (within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions).

As provided for in the Advisory Agreement, Haywood has relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations (collectively referred to as the "Information") obtained by us from public sources, or provided to us by the Corporation or Contango or any of their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Contango, their respective subsidiaries, associates and affiliates, and to the Transaction. This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such Information and assume no responsibility or liability in connection therewith. We have not conducted any valuation or appraisal of any assets or liabilities of the Corporation or Contango, nor have we evaluated the solvency of the Corporation or Contango under any provincial, state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Contango. Haywood expresses no opinion as to the results of any future updated economic studies or other third-party analyses with respect to the assets of the Corporation or Contango that may be released prior to or following completion of the Transaction, or the market reaction to such results. The technical due diligence investigations conducted by Haywood were limited in scope and relied heavily on the experience of management of the Corporation and its technical advisors.

Certain senior officers of the Corporation have represented to Haywood in a certificate dated as of the date hereof, on behalf of the Corporation and not in their personal capacity, among other things, that (i) the financial and other information, data, advice, opinions and representations provided to Haywood by the Corporation for the purpose of preparing the Fairness Opinion (collectively, the "Corporate Information") was, at the date the Corporate Information was provided to Haywood, and is at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Corporation or the Transaction; (ii) the Corporate Information did not and does not omit to state any material fact in relation to the Corporation or the Transaction necessary to make the Corporate Information not misleading in light of the circumstances under which the Corporate Information was provided; (iii) since the date on which the Corporate Information was provided to Haywood, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation or any of its subsidiaries and no material change has occurred in the Corporate Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; and (iv) other than as disclosed to Haywood, the Corporation does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries, pending or, to their knowledge, threatened, against or affecting the Corporation or any of its subsidiaries at law or in equity or before federal, provincial, municipal or other government department, commission, bureau, board, agency or instrumentality which has or could reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries, taken as a whole.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood and used in its analyses, we note that projecting future results of any company is inherently subject to uncertainty. Haywood has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments of company's respective management as to the expected future results of operations and financial condition of the Corporation and Contango, as applicable. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

Haywood was not engaged to review any legal, tax or regulatory aspects of the Transaction and this Fairness Opinion does not address such matters. In preparing this Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Contango and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our Fairness Opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Contango or on the contemplated benefits of the Transaction.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation and Contango as they were reflected in the Information and the Corporate Information and as they were represented to us in our discussions with management of each of the Corporation and Contango and the representatives thereof. It should be understood that subsequent developments may affect this Fairness Opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the common shares of the Corporation or Contango will trade at any future time. In our analyses and in connection with the preparation of this Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood and any party involved in the Transaction.

This Fairness Opinion is provided for the use of the Board of Directors only and may not be disclosed, referred or communicated to, or relied upon by, any third-party without our prior written consent. Haywood consents to the inclusion of this Fairness Opinion in the Circular. This Fairness Opinion is given as of the date hereof and Haywood disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to the attention of Haywood after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Haywood reserves the right to change, modify or withdraw this Fairness Opinion.

This Fairness Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization ("CIRO"), but CIRO has not been involved in the preparation or review of this Fairness Opinion.

Approach to Fairness

In support of the Fairness Opinion, Haywood has performed a variety of financial and comparative analyses based on the methodologies and assumptions that Haywood considered relevant and appropriate in the circumstances. Haywood has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgments based on its experience in rendering such opinions and on the circumstances and Information as a whole. Haywood believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.

As part of the financial and comparative analyses and investigations carried out in the preparation of the Fairness Opinion, Haywood considered several techniques and used a blended approach. Haywood considered, among other things, the following quantitative and qualitative factors:

i. net asset value analysis of the Corporation and Contango, including analyst research estimates;

ii. recent performance and historical trading of the shares of the Corporation and Contango, including trading liquidity;

iii. comparable trading analysis of the shares of the Corporation and Contango relative to their peers and relevant commodities in the context of the Transaction, including trading statistics and ratios relative to select comparable companies based on publicly available equity research analyst estimates and comparable company public disclosure;

iv. an analysis of precedent comparable merger transactions within the mining sector;

v. an assessment of alternatives available to the Corporation; and

vi. such other information, investigations and analysis as Haywood, in the exercise of its professional judgement, considered necessary or appropriate in the circumstances.

The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Haywood believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood considered relevant, Haywood is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours truly,

HAYWOOD SECURITIES INC.

Appendix "G"
Exchangeable Share Provisions

(See attached.)

ARTICLE 27
SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

27.1 Interpretation.

(a) Definitions. For the purposes of these Exchangeable Share Provisions:

"affiliate" means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto;

"Arrangement Agreement" means the arrangement agreement dated December 7, 2025 between Contango, Dolly Varden Silver Corporation, and the Company, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

"Automatic Exchange Right" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Board of Directors" means the board of directors of the Company;

"Broker" has the meaning ascribed thereto in Section 27.13(c);

"Business Day" means any day, other than a Saturday or Sunday, on which commercial banks in New York, New York, Wilmington, Delaware and Vancouver, British Columbia are open for the general transaction of business;

"CallCo" means 1566002 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the Province of British Columbia, or any other direct or indirect wholly-owned subsidiary of Contango designated by Contango from time to time in replacement thereof (without any further act or formality);

"Canadian Dollar Equivalent" means, in respect of an amount expressed in a currency other than Canadian dollars (the "Foreign Currency Amount") at any date, the product obtained by multiplying (i) the Foreign Currency Amount; and (ii) the daily exchange rate for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada on the previous Business Day or, if such spot exchange rate is not available, such daily exchange rate for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors, acting reasonably, to be appropriate for such purpose;

"Canadian Resident" means either (i) a Person who, at the relevant time, is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership that is a "Canadian partnership" for purposes of the Tax Act, other than a Canadian partnership all the members of which are exempt from tax under Part I of the Tax Act;

"Change of Law" means any amendment to the Tax Act and other applicable provincial income tax laws that permits Canadian Resident holders of the Exchangeable Shares, who hold the Exchangeable Shares as capital property and deal at arm's length with Contango and the Company (all for the purposes of the Tax Act and other applicable provincial income tax laws), to exchange their Exchangeable Shares for Contango Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend or other distribution in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Common Shares" means the common shares in the capital of the Company;

"Contango" means Contango ORE, Inc., a corporation existing under the laws of the State of Delaware;

"Contango Dividend Declaration Date" means the date on which the board of directors of Contango declares any dividend or other distribution on the Contango Shares;

"Contango Extraordinary Transaction" shall be deemed to have occurred if:

(i) any Person acquires, directly or indirectly, any voting security of Contango and, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of Contango;

(ii) the shareholders of Contango approve a merger, consolidation, recapitalization or reorganization of Contango other than any such transaction which would result in the holders of outstanding voting securities of Contango immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction;

(iii) the shareholders of Contango approve a liquidation of Contango;

(iv) Contango sells or disposes of all or substantially all of its assets; or

(v) any other transaction or series of related transactions having a substantially similar effect;

"Contango Shares" means shares of common stock of Contango;

"Contango Successors" has the meaning ascribed thereto in Section 27.12(b)(ii);

"Current Market Price" means, in respect of a Contango Share on any date, the closing price of a Contango Share on the NYSE American on the immediately preceding date before such date or, if the Contango Shares are not then listed on the NYSE American, on such other stock exchange or automated quotation system on which the Contango Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose;

"Effective Date" has the meaning ascribed thereto in the Plan of Arrangement;

"Exchangeable Shares" means the redeemable preferred shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth in this Article 27;

"Exchangeable Share Consideration" means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of the Company in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement:

(i) one Contango Share (as adjusted for Stock Splits or otherwise pursuant to the provisions hereof); plus

(ii) a cheque or cheques payable at par at any branch of the bankers of the payor (as applicable) in the amount of all declared, payable and unpaid cash dividends or other distributions contemplated by clause (ii) of the Exchangeable Share Price; plus

(iii) such stock or other property constituting any declared, payable and unpaid non-cash dividends or other distributions contemplated by clause (ii) of the Exchangeable Share Price;

provided that: (A) the part of the consideration which represents clause (iii) above shall be fully paid and satisfied by delivery of such non-cash items; (B) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (C) in each case, any such consideration shall be paid without interest and less any tax required to be deducted and withheld therefrom;

"Exchangeable Share Price" means, at any time, for each Exchangeable Share, an amount equal to the aggregate of:

(i) the Current Market Price of one Contango Share; and

(ii) the full amount of all dividends or other distributions declared and payable in respect of each Contango Share which have not, at such time, been paid on such Exchangeable Share in accordance herewith (it being understood and agreed that the foregoing shall not be interpreted to relieve the Company or Contango, as applicable, from paying a dividend or other distribution when due on the Exchangeable Shares in accordance herewith) and it being further understood that the foregoing shall not be interpreted as allowing for any double counting of such dividends or other distributions;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions set out herein;

"Liquidation Amount" has the meaning ascribed thereto in Section 27.5(a);

"Liquidation Call Purchase Price" has the meaning ascribed thereto in Section 27.17(a);

"Liquidation Call Right" has the meaning ascribed thereto in Section 27.17(a);

"Liquidation Date" has the meaning ascribed thereto in Section 27.5(a);

"NYSE American" means the NYSE American Stock Exchange LLC;

"Other Corporation" has the meaning ascribed thereto in Section 27.11(c)(iii);

"Other Shares" has the meaning ascribed thereto in Section 27.11(c)(iii);

"Other Withholding Agent" has the meaning ascribed thereto in Section 27.13(c);

"Person" means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content of Schedule A to the Arrangement Agreement, including any appendices thereto, and any amendments, modifications or supplements thereto made from time to time in accordance with its terms and the terms of the Arrangement Agreement;

"Redemption Call Purchase Price" has the meaning ascribed thereto in Section 27.18(a);

"Redemption Call Right" has the meaning ascribed thereto in Section 27.18(a);

"Redemption Date" means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares, which date shall be the Sunset Date, unless, prior to that time:

(i) the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Contango and its affiliates) is less than 5% of the number of Exchangeable Shares issued and outstanding on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any stock or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date prior to the fifth anniversary of the Effective Date as it may determine, upon at least 30 days' prior written notice to the holders of the Exchangeable Shares and the Trustee; or

(ii) a Contango Extraordinary Transaction is proposed, in which case, provided the Board of Directors determines in good faith that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Contango Extraordinary Transaction or that the redemption of all but not less than all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Contango and its affiliates) is necessary to enable the completion of such Contango Extraordinary Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days prior written notice to the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i) or (ii) above to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption;

"Redemption Price" has the meaning ascribed thereto in Section 27.7(a);

"Retraction Call Right" has the meaning ascribed thereto in Section 27.6(a)(i)(C);

"Retraction Call Right Purchase Price" has the meaning ascribed thereto in Section 27.6(b)(i);

"Retraction Date" has the meaning ascribed thereto in Section 27.6(a)(i)(B);

"Retraction Price" has the meaning ascribed thereto in Section 27.6(a)(i);

"Retraction Request" has the meaning ascribed thereto in Section 27.6(a)(i);

"Retracted Shares" has the meaning ascribed thereto in Section 27.6(a)(i)(A);

"Stock Splits" means, in respect of Contango Shares, (i) the subdivision or redivision of the outstanding Contango Shares into a greater number of Contango Shares (other than by way of a dividend in Section 27.3); or (ii) the reduction, combination or consolidation of the outstanding Contango Shares into a smaller number of Contango Shares;

"Sunset Date" means the fifth anniversary of the Effective Date;

"Sunset Redemption" has the meaning ascribed thereto in Section 27.18(a);

"Support Agreement" means the exchangeable share support agreement to be entered into at or prior to the issuance by the Company of any Exchangeable Shares among Contango, CallCo and the Company as may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.) and the regulations thereunder, as amended or replaced from time to time;

"Transfer Agent" means Computershare Investor Services Inc. or such other Person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares;

"Trustee" means the trustee chosen by Contango and Dolly Varden Silver Corporation, each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement to be made among Contango, CallCo, the Company and the Trustee as may be amended, supplemented or otherwise modified from time to time in accordance with its terms; and

"Withholding Shortfall" has the meaning ascribed thereto in Section 27.13(c).

(b) Interpretation Not Affected by Headings. The division of these Exchangeable Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a "Section" followed by a number and/or a letter refer to the specified section of these Exchangeable Share Provisions.

(c) Number and Gender. In these Exchangeable Share Provisions, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa and words imparting any gender shall include all genders.

(d) Date of Any Action. If any date on which any action is required to be taken hereunder by any Person is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

(e) Currency. In these Exchangeable Share Provisions, unless stated otherwise, all cash payments provided for herein shall be made in Canadian dollars.

27.2 Ranking of Exchangeable Shares. The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares: (a) with respect to the payment of dividends or other distributions as and to the extent provided in Section 27.3 and (b) with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section 27.5.

27.3 Dividends and Distributions.

(a) Dividends and Distributions. A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Contango Dividend Declaration Date, declare a dividend or other distribution on each Exchangeable Share:

(i) in the case of a cash dividend or other distribution declared on the Contango Shares, in an amount in cash, for each Exchangeable Share equal to the Canadian Dollar Equivalent for the cash dividend or other distribution declared on each Contango Share (as adjusted for Stock Splits, or otherwise pursuant to the provisions hereof) on the Contango Dividend Declaration Date;

(ii) in the case of a stock or share dividend or other distribution declared on the Contango Shares to be paid in Contango Shares, by the issue or transfer by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Contango Shares to be paid on each Contango Share (as adjusted for Stock Splits, or otherwise pursuant to the provisions hereof) on the Contango Dividend Declaration Date; provided, further, that the Company must not, in lieu of such stock or share dividend or other distribution, elect to effect a dividend or distribution in the form of cash or property other than stock or shares; or

(iii) in the case of a dividend or other distribution declared on the Contango Shares in property other than cash or Contango Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Board of Directors in accordance with Section 27.3(d)) to the type and amount of property declared as a dividend or other distribution on each Contango Share (as adjusted for Stock Splits, or otherwise pursuant to the provisions hereof) on the Contango Dividend Declaration Date; and

such dividends or other distributions shall be paid out of money, assets or property of the Company properly applicable to the payment of dividends or other distributions or out of authorized but unissued shares of the Company, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions other than or in excess of the dividends or other distributions referred to in this Section 27.3(a).

(b) Payments of Dividends and Distributions. Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends or other distributions contemplated by Section 27.3(a)(i) and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend or other distribution represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares or written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any stock or share dividends or other distributions contemplated by Section 27.3(a)(ii), and the sending of such certificates or written evidence to each holder of an Exchangeable Share shall satisfy the stock or share dividend or other distribution represented thereby. Such other type and amount of property in respect of any dividends or other distributions contemplated by Section 27.3(a)(iii) shall be issued, distributed or transferred by the Company in such manner as it shall determine, and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend or other distribution represented thereby. Subject to the requirements of applicable law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend or other distribution that is represented by a cheque that has not been duly presented to the Company's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

(c) Record and Payment Dates. The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares under Section 27.3(a) shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution declared on the Contango Shares provided that, if the record date for the dividend or other distribution declared on or in respect of the Contango Shares is more than two (2) months from the date that such dividend or other distribution is paid, then the record date in connection with the payment of the dividend or other distribution declared on the Exchangeable Shares shall be two (2) months prior to the payment of such dividend or other distribution.

(d) Economic Equivalence. The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Board of Directors may determine), "economic equivalence" for the purposes of the Exchangeable Share Provisions and each such determination shall be conclusive and binding on the Company and its shareholders, absent manifest error. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i) in the case of any stock or share dividend or other distribution payable in Contango Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of Contango Shares previously outstanding;

(ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each Contango Share and the Current Market Price of a Contango Share, the price volatility of the Contango Shares and the terms of any such instrument;

(iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Contango of any class other than Contango Shares, any rights, options or warrants other than those referred to in Section 27.3(d)(ii), any evidences of indebtedness of Contango or any assets of Contango), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Contango Share and the Current Market Price of a Contango Share;

(iv) in the case of any subdivision, redivision or change of the then outstanding Contango Shares into a greater number of Contango Shares or the reduction, combination, consolidation or change of the then outstanding Contango Shares into a lesser number of Contango Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting the Contango Shares, the effect thereof upon the then outstanding Contango Shares; and

(v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Contango Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

27.4 Certain Restrictions. So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 27.10(b):

(a) pay any dividends or other distributions to any shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions (other than in Common Shares), provided that the Company may pay stock or share dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking equally with or junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of the assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; or

(c) issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividends to the holders of such Exchangeable Shares;

provided, however, that the restrictions in this Section 27.4 shall not apply if, in connection with all dividends or other distributions declared and paid on the Contango Shares all dividends or other distributions on the outstanding Exchangeable Shares shall have been declared and paid in full on the Exchangeable Shares, prior to or as at the date of any such event referred to in this Section 27.4.

27.5 Liquidation.

(a) Liquidation Amount. Subject to applicable law and the due exercise by Contango or CallCo of the Liquidation Call Right (which shall itself be subject to the sale and purchase contemplated by the Automatic Exchange Right), in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, that does not trigger a redemption in accordance with Section 27.7, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the "Liquidation Date"), before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares an amount per share (the "Liquidation Amount") equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Company delivering or causing to be delivered to such holder of Exchangeable Shares the Exchangeable Share Consideration representing the Liquidation Amount for each Exchangeable Share held by such holder; provided that, for the avoidance of doubt, upon such a liquidation, dissolution or winding-up of the Company, a holder of Exchangeable Shares shall still have the rights set forth in Section 27.6(a).

(b) Payment of Liquidation Amount. In the case of a distribution pursuant to Section 27.5(a), and provided that the sale and purchase contemplated by the Automatic Exchange Right has not occurred and that the Liquidation Call Right has not been exercised by Contango or CallCo, on or promptly after the Liquidation Date, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of a certificate or the certificates representing such Exchangeable Shares (if any), together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and these Articles, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of such holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration such holder is entitled to receive pursuant to Section 27.5(a). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Liquidation Amount, unless payment of the aggregate Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates (if any) and other required documents in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited in a custodial account with, any chartered bank or trust company the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares as of the date of such deposit shall be limited to receiving its proportionate part of the aggregate Liquidation Amount for such Exchangeable Shares so deposited, without interest, and all dividends and other distributions with respect to the Contango Shares to which such holder is entitled with a record date on or after the date of such deposit and before the date of transfer of such Contango Shares to such holder against presentation and surrender of the certificates (if any) for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Contango Shares delivered to them or the custodian on their behalf.

(c) No Right to Participate in Further Distributions. After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Liquidation Amount per Exchangeable Share pursuant to this Section 27.5, such holders shall not be entitled to share in any further distribution of the assets of the Company.

(d) Required Approval. The voluntary liquidation, dissolution or winding up of the Company shall only be permitted with the favourable approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b).

27.6 Retraction of Exchangeable Shares.

(a) Retraction at Option of Holder

(i) Subject to applicable law and the due exercise by Contango or CallCo of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time and from time to time to require the Company to redeem or Contango to purchase (at the holder's discretion) any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "Retraction Price"), which price shall be satisfied in full by the Company or Contango delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem or purchase, as applicable, by presenting and surrendering to the Company or Contango, as applicable, at the registered office of the Company, or Contango, as applicable, or at any office of the Transfer Agent as may be specified by the Company or Contango, as applicable, by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares (if any) that such holder desires to have the Company or Contango redeem or purchase, as applicable, together with (A) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and these Articles, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company or Contango, as applicable, may reasonably require and (B) a duly executed request (the "Retraction Request") in the form of Appendix I hereto or in such other form as may be acceptable to the Company or Contango, as applicable:

(A) specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares"), if such Exchangeable Shares are certificated, redeemed by the Company or purchased by Contango, as applicable;

(B) stating the Business Day on which the holder desires to have the Company redeem or Contango purchase, as applicable, the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall not be less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Company or Contango, as applicable, and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Company or Contango, as applicable, subject to Section 27.6(a)(v); and

(C) acknowledging the overriding right (the "Retraction Call Right") of Contango and CallCo to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Contango or CallCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 27.6(b).

(ii) In the case of a redemption or purchase, as applicable, of Exchangeable Shares pursuant to this Section 27.6(a), upon receipt by the Company or Contango, as applicable, or the Transfer Agent in the manner specified in Section 27.6(a)(i) of a certificate or certificates representing the number of Exchangeable Shares (if any) which the holder desires to have the Company redeem or Contango purchase, as applicable, together with a duly executed Retraction Request and such additional documents and instruments specified in Section 27.6(a)(i) or that the Company or Contango, as applicable, may reasonably require, and provided that (A) the Retraction Request has not been revoked by the holder of such Retracted Shares in the manner specified in Section 27.6(a)(iv), and (B) neither Contango nor CallCo has exercised the Retraction Call Right, the Company shall redeem or Contango shall purchase, as applicable, the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Company or Contango, as applicable, shall deliver or cause to be delivered to such holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the Retraction Request or by holding for pick-up by the holder at the registered office of the Company or Contango, as applicable, or at any office of the Transfer Agent as may be specified by the Company or Contango, as applicable, by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery of such Exchangeable Share Consideration by or on behalf of the Company or Contango, as applicable, by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate, if such Exchangeable Shares are certificated, is redeemed or purchased, as applicable, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company or Contango, as applicable. On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Price in respect thereof, unless payment of the aggregate Retraction Price payable to such holder shall not be made upon presentation and surrender of share certificates (if any) and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of the certificates (if any) and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company or purchased by Contango, as applicable, shall thereafter be considered and deemed for all purposes to be a holder of the Contango Shares delivered to such holder.

(iii) Notwithstanding any other provision of this Section 27.6(a), the Company shall not be obligated to redeem and Contango shall not be obligated to purchase, as applicable, Retracted Shares specified by a holder in a Retraction Request if and to the extent that such redemption or purchase of Retracted Shares, as applicable, would be contrary to solvency requirements or other provisions of applicable law. If the Company or Contango, as applicable, believes, after due enquiry, that on any Retraction Date it would not be permitted by any of such provisions to redeem or purchase, as applicable, the Retracted Shares tendered for redemption or purchase, as applicable, on such date, and provided that neither Contango nor CallCo has exercised the Retraction Call Right with respect to such Retracted Shares, the Company or Contango, as applicable, shall only be obligated to redeem or purchase Retracted Shares, as applicable, specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed or purchased, as applicable, (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company or purchased by Contango, as applicable. In any case in which the redemption by the Company or purchase by Contango, as applicable, of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Company shall redeem or Contango shall purchase, as applicable, Retracted Shares in accordance with Section 27.6(a)(ii) on a pro rata basis in proportion to the total number of Exchangeable Shares tendered for retraction and shall issue to each holder of Retracted Shares a new certificate, if the Exchangeable Shares are certificated, at the expense of the Company, representing the Retracted Shares not redeemed by the Company or purchased by Contango, as applicable, pursuant to Section 27.6(a)(ii). If the Company or Contango, as applicable, would otherwise be obligated to redeem or purchase, as applicable, Retracted Shares pursuant to Section 27.6(a)(ii) but is not obligated to do so as a result of solvency requirements or other provisions of applicable law, the holder of any such Retracted Shares not redeemed by the Company or purchased by Contango pursuant to Section 27.6(a)(ii) as a result of solvency requirements or other provisions of applicable law shall be deemed, by delivery of the Retraction Request, to have instructed the Transfer Agent to require Contango or CallCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Contango or CallCo to such holder of the aggregate Retraction Price in respect of such Retracted Shares, all as more specifically provided for in the Voting and Exchange Trust Agreement.

(iv) A holder of Retracted Shares may, by notice in writing given by the holder to the Company or Contango, as applicable, before the close of business on the second Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Contango or CallCo shall be deemed to have been revoked.

(v) Notwithstanding any other provision of this Section 27.6(a), if:

(A) the exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require the Company to redeem or Contango to purchase, as applicable, any Exchangeable Shares pursuant to this Section 27.6(a) on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of the NYSE American to the listing and trading (subject to official notice of issuance) of the Contango Shares that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

(B) as a result of (A) above, it would not be practicable (notwithstanding the reasonable endeavours of Contango) to obtain such approvals in time to enable all or any of such Contango Shares to be admitted to listing and trading by the NYSE American (subject to official notice of issuance) when so delivered;

then the Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 27.6(a)(v)(A) are obtained and (ii) the date which is 30 Business Days after the date on which the relevant Retraction Request is received by the Company or Contango, as applicable, and references in these Exchangeable Share Provisions to such Retraction Date shall be construed accordingly.

(b) Retraction Call Rights

(i) In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 27.6(a), and subject to the limitations set forth in Section 27.6(a)(ii) (including that CallCo shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which Contango has not exercised its Retraction Call Right), the Retraction Call Right will be available to each of Contango and CallCo, notwithstanding the proposed redemption of the Exchangeable Shares by the Company or purchase of Exchangeable Shares by Contango, as applicable, pursuant to Section 27.6(a), to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by Contango or CallCo, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "Retraction Call Right Purchase Price"), which price shall be satisfied in full by Contango or CallCo, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to Contango or CallCo, as the case may be, on the Retraction Date on payment by Contango or CallCo, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares as set forth in this Section 27.6(b)(i).

(ii) Upon receipt by the Company or Contango, as applicable, of a Retraction Request, the Company or Contango, as applicable, shall immediately notify Contango and CallCo thereof and shall provide Contango and CallCo with a copy of the Retraction Request. CallCo shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which Contango has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, Contango or CallCo, as the case may be, must notify the Company or Contango, as applicable, and the Transfer Agent, as agent for the holders of the Exchangeable Shares, in writing of its determination to do so (a "Retraction Call Notice") within five Business Days after the Company or Contango, as applicable, notifies Contango and CallCo of the Retraction Request. If neither Contango nor CallCo so notifies the Company or Contango, as applicable, within such five Business Day period, the Company or Contango, as applicable, shall notify the holder as soon as possible thereafter that neither Contango nor CallCo will exercise the Retraction Call Right. If one or both of Contango and CallCo delivers a Retraction Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 27.6(b)(ii), the obligation of the Company to redeem, or Contango to purchase, as applicable, the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in Section 27.6(a)(iv), Contango or CallCo, as the case may be, shall purchase from such holder and such holder shall sell to Contango or CallCo, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent as provided in Section 27.6(b)(iii), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company or purchase by Contango of such Retracted Shares shall take place on the Retraction Date.

(iii) For the purpose of completing a purchase of Retracted Shares pursuant to the exercise of the Retraction Call Right, Contango or CallCo, as the case may be, shall deliver or cause to be delivered to the holder of such Retracted Shares, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of the Company or Contango, as applicable, or at any office of the Transfer Agent as may be specified by the Company or Contango, as applicable, by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price to which such holder is entitled and such delivery of Exchangeable Share Consideration on behalf of Contango or CallCo, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(iv) If neither Contango nor CallCo notifies the Transfer Agent and the Company or Contango, as applicable, in accordance with Section 27.6(b)(ii), of its intention to exercise the Retraction Call Right in the manner and timing described therein, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Company or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause CallCo to exercise in its stead) the Retraction Call Right in respect of the shares covered by the notice.

(v) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Call Right Purchase Price in respect thereof, unless payment of the aggregate Retraction Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates (if any) and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates (if any) and payment of such aggregate Retraction Call Right Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by Contango or CallCo, as the case may be, shall thereafter be considered and deemed for all purposes to be a holder of the Contango Shares delivered to such holder.

27.7 Redemption of Exchangeable Shares.

(a) Redemption Amount. Subject to applicable law and the due exercise by Contango or CallCo of the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Contango and its affiliates) for an amount per share (the "Redemption Price") equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

(b) Notice of Redemption. In the case of a redemption of Exchangeable Shares pursuant to Section 27.7(a), the Company shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a Contango Extraordinary Transaction), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by Contango or CallCo under the Redemption Call Right of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Contango Extraordinary Transaction, the written notice of the redemption by the Company or the purchase by Contango or CallCo, as the case may be, of the Exchangeable Shares under the Redemption Call Right will be sent on or before the Redemption Date, on as many days' prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

(c) Payment of Redemption Price. On or promptly after the Redemption Date, and provided that the Redemption Call Right has not been exercised by Contango or CallCo, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender of the certificates representing such Exchangeable Shares (if any), together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and these Articles, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by notice to the holders of the Exchangeable Shares. Payment of the Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Redemption Price, unless payment of the aggregate Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates (if any) in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest earned on such deposit shall belong to the Company. Provided that such aggregate Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares in respect of which such deposit shall have been made shall be redeemed or purchased and the rights of the holders thereof after the Redemption Date shall be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the certificates for the Exchangeable Shares (if any) held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Contango Shares delivered to them or the custodian on their behalf.

27.8 Voting Rights. Except as required by applicable law and by Sections 27.5(d) and 27.10(b), the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable law.

27.9 Specified Amount. The "specified amount" for the purposes of subsection 191(4) of the Tax Act in respect of each Exchangeable Share shall be the amount specified by a director or officer of the Company in a resolution that is entered into in connection with the issuance of the Exchangeable Shares of the Company (expressed as a dollar amount).

27.10 Amendment and Approval.

(a) Amendment. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(b) Approval. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares either in accordance with applicable law or as explicitly stated under these Exchangeable Share Provisions shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law, subject to, in respect of any approval required by Sections 27.4, 27.5(d), 27.11 or 27.12, a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided, however, that if at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares. Any Exchangeable Shares held by Contango or any of its affiliates shall be disregarded for all purposes of this Section 27.10(b).

27.11 Reciprocal Changes, etc. in Respect of Contango Shares.

(a) Acknowledgement in Respect of Issuances or Distributions. Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that Contango will not, except as provided in the Support Agreement, without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b):

(i) issue or distribute Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) to the holders of all or substantially all of the then outstanding Contango Shares by way of stock or share dividend or other distribution, other than an issue of Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) to holders of Contango Shares who exercise an option to receive dividends in Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) in lieu of receiving cash dividends, or pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Contango Shares entitling them to subscribe for or to purchase Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Contango Shares:

(A) shares or securities of Contango of any class other than Contango Shares (or securities convertible into or exchangeable for or carrying rights to acquire Contango Shares);

(B) rights, options or warrants other than those referred to in Section 27.11(a)(ii) above;

(C) evidence of indebtedness of Contango; or

(D) assets of Contango;

unless, in each case, the Company issues or distributes the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Contango in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b) Acknowledgement in Respect of Corporate Changes. Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that for so long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding, Contango will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b):

(i) subdivide, redivide or change the then outstanding Contango Shares into a greater number of Contango Shares;

(ii) reduce, combine, consolidate or change the then outstanding Contango Shares into a lesser number of Contango Shares; or

(iii) reclassify or otherwise change the Contango Shares or effect an amalgamation, merger, arrangement, reorganization or other transaction affecting the Contango Shares;

unless, in each case, the same subdivision, redivision, reduction, combination or consolidation, as applicable or a change that provides economic equivalence and equivalent voting rights is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Contango in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b).

(c) Successorship Transaction. Notwithstanding the foregoing provisions of this Section 27.11, in the event of a Contango Extraordinary Transaction:

(i) in which Contango merges, combines or amalgamates with, or in which all or substantially all of the then outstanding Contango Shares are acquired by one or more other corporations to which Contango is, immediately before such merger, combination, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof) or any analogous provision under the Code;

(ii) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of such term in Section 27.1(a); and

(iii) in which all or substantially all of the then outstanding Contango Shares are converted into or exchanged for shares or rights to receive such shares (the "Other Shares") of another corporation (the "Other Corporation") that, immediately after such Contango Extraordinary Transaction, owns or controls, directly or indirectly, Contango;

then all references herein to "Contango" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "Contango Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of shares pursuant to these Exchangeable Share Provisions or the exchange of shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Contango Extraordinary Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Contango Extraordinary Transaction and the Contango Extraordinary Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

27.12 Actions by the Company under Support Agreement and the Voting and Exchange Trust Agreement.

(a) Actions by the Company. The Company will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Contango, CallCo and the Company with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to Contango, CallCo and the Company, respectively, in accordance with the terms thereof including taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreements.

(b) Changes to the Support Agreement or the Voting and Exchange Trust Agreement. The Company shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i) adding to the covenants of any or all of the other parties to the Support Agreement or the Voting and Exchange Trust Agreement if the board of directors of each of Contango, CallCo and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii) evidencing the succession of successors to Contango either by operation of law or agreement to the liabilities and covenants of Contango under the Support Agreement ("Contango Successors") and the covenants of and obligations assumed by each such Contango Successor in accordance with the provisions of Article 3 of the Support Agreement;

(iii) making such amendments or modifications not inconsistent with the Support Agreement and the Voting and Exchange Trust Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of Contango, CallCo and the Company, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv) making such changes in or corrections to the Support Agreement and the Voting and Exchange Trust Agreement which, on the advice of counsel to Contango, CallCo and the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of Contango, CallCo and the Company shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

27.13 Legend; Call Rights; Withholding Rights.

(a) Legend. The certificates evidencing the Exchangeable Shares, if any, shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors with respect to the Support Agreement, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and automatic exchange thereunder) and the Retraction Call Right, Liquidation Call Right, Redemption Call Right and Change of Law Call Right.

(b) Call Rights. Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Redemption Call Right, the Retraction Call Right and the Change of Law Call Right, in each case, in favour of Contango and CallCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Contango and CallCo as provided herein and in the Support Agreement.

(c) Withholding Rights. Each of Contango, the Company, CallCo, the Transfer Agent and any other Person that has any withholding obligation with respect to any amount paid, deemed paid or otherwise deliverable to any holder of Exchangeable Shares (any such Person, an "Other Withholding Agent") shall be entitled to deduct and withhold or direct Contango, the Company, CallCo, the Transfer Agent, or any Other Withholding Agent to deduct and withhold on their behalf, from any amount or consideration paid, deemed paid or otherwise deliverable to any holder of Exchangeable Shares such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act or United States tax laws or any provision of federal, provincial, territorial, state, local, foreign or other tax law, in each case, as amended or succeeded. Contango, the Company, CallCo, the Transfer Agent, or any Other Withholding Agent may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares to whom such amounts would otherwise have been paid or deemed paid and such deducted or withheld amounts shall be timely remitted to the appropriate governmental authority as required by applicable law, subject to any agreement made by and between such holder of Exchangeable Shares and Contango, the Company, and/or CallCo, as applicable, with respect to the timely administration of such withholding taxes in full. To the extent that the amount so required to be deducted or withheld from any payment or deemed payment to a holder exceeds the cash portion of the amount or consideration otherwise payable to the holder (such difference, a "Withholding Shortfall"), and subject to any additional agreement made by and between such holder of Exchangeable Shares and Contango, the Company and/or CallCo, as applicable, with respect to the timely administration of such withholding taxes in full, Contango, the Company, CallCo, the Transfer Agent, and any Other Withholding Agent are hereby authorized to (A) (i) sell or otherwise dispose of, or direct Contango, the Company, CallCo, the Transfer Agent or any Other Withholding Agent to sell or otherwise dispose of, on their own account or through a broker (the "Broker") and on behalf of the relevant holder or (ii) require such holder to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Contango, the Company, CallCo, the Transfer Agent or any Other Withholding Agent, as appropriate (and, in the absence of such irrevocable direction, the holder shall be deemed to have provided such irrevocable direction), such portion of the amount or consideration as is necessary to provide sufficient funds (after deducting commissions payable to the Broker and other costs and expenses) to Contango, the Company, CallCo, the Transfer Agent or any Other Withholding Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Contango, the Company, CallCo, the Transfer Agent or any Other Withholding Agent, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or (B) require such holder to deliver a Retraction Request for a number of Exchangeable Shares that would entitle such holder to net proceeds greater than or equal to the Withholding Shortfall and withhold the Withholding Shortfall from such net proceeds and remit to such holder any unapplied balance of the net proceeds. Each of Contango, CallCo, the Company, the Transfer Agent, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Contango, the Company, CallCo, the Transfer Agent, the Broker or any Other Withholding Agent, as applicable, will be liable for any loss arising out of any sale or other disposal of such consideration, including any loss relating to the manner or timing of such sale or other disposal, the prices at which the consideration is sold or otherwise disposed of or otherwise.

27.14 Notices.

(a) Notices. Subject to applicable law, any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid), email, personal delivery or delivery by courier to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail, email or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

(b) Certificates. Any presentation and surrender by a holder of Exchangeable Shares to the Company or Contango, as applicable, or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by personal delivery or delivery by courier to the registered office of the Company or Contango, as applicable, or to such office of the Transfer Agent as may be specified by the Company or Contango, as applicable, in each case, addressed to the attention of the Secretary of the Company or Contango, as applicable. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

(c) Notice to Shareholders.

(i) Subject to applicable law, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by first class mail (postage prepaid), email, personal delivery or delivery by courier to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by email or delivery, shall be deemed to have been given and received on the date of email or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

(ii) In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Company shall make reasonable efforts to disseminate any notice by other means, such as email or publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Company or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if it is published once in the national edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Toronto.

(iii) Notwithstanding any other provisions of these Exchangeable Share Provisions, notices, other communications and deliveries need not be mailed if the Company determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Company has determined that delivery by mail will no longer be delayed. The Company will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 27.14(c). Such deliveries in such circumstances will constitute delivery to the Persons entitled thereto.

27.15 Disclosure of Interests in Exchangeable Shares. The Company shall be entitled to require any holder of an Exchangeable Share or any Person whom the Company knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of "equity securities" of the Company) under section 5.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian securities regulatory authorities or as would be required under the certificate of incorporation of Contango, as amended, and as may be further amended from time to time, or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, if and only to the extent that the Exchangeable Shares were Contango Shares.

27.16 Fractional Shares. A holder of an Exchangeable Share shall not be entitled to any fraction of a Contango Share upon the exchange, redemption or purchase of such holder's Exchangeable Share pursuant to Sections 27.5, 27.6 and 27.7, and no certificates representing any such fractional interest shall be issued, and such holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from the Company, Contango or CallCo, as the case may be, a cash payment equal to such fractional interest multiplied by the Current Market Price, rounded down to the nearest whole cent, as part of the Exchangeable Share Consideration.

27.17 Liquidation Call Right

Contango and CallCo shall have the following rights and obligations in respect of the Exchangeable Shares:

(a) Subject to the proviso in Section 27.17(b) that CallCo shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Liquidation Call Right, Contango and CallCo shall each have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, pursuant to these Exchangeable Share Provisions, and subject to the purchase and sale contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Contango or CallCo, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Liquidation Date (the "Liquidation Call Purchase Price") in accordance with Section 27.17(c). In the event of the exercise of the Liquidation Call Right by Contango or CallCo, as the case may be, each such holder of Exchangeable Shares (other than Contango and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Contango or CallCo, as the case may be, on the Liquidation Date upon payment by Contango or CallCo, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share, and the Company shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

(b) CallCo shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, Contango or CallCo, as the case may be, must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a voluntary liquidation, dissolution or winding-up of the Company or any other voluntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least fifteen (15) Business Days before the Liquidation Date, or (ii) in the case of an involuntary liquidation, dissolution or winding-up of the Company or any other involuntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Contango and/or CallCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which Contango or CallCo may exercise the Liquidation Call Right. If Contango or CallCo exercises the Liquidation Call Right, then on the Liquidation Date, Contango or CallCo, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c) For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Liquidation Call Right, Contango or CallCo, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price for all holders of the Exchangeable Shares (other than Contango and its affiliates). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Contango and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Liquidation Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Liquidation Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares (if any) held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Contango Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates (if any) representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and these Articles, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of Contango or CallCo, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

(d) If neither Contango nor CallCo notifies the Transfer Agent and the Company in accordance with Section 27.17(b) of its intention to exercise the Liquidation Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Company or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause CallCo to exercise in its stead) the Liquidation Call Right in respect of the shares covered by the notice.

27.18 Redemption Call Right

Contango and CallCo shall have the following rights and obligations in respect of the Exchangeable Shares:

(a) Subject to the proviso in Section 27.18(b) that CallCo shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Redemption Call Right (other than where the Redemption Date is the Sunset Date (such redemption, the "Sunset Redemption"), with respect to which CallCo shall always be entitled to exercise the Redemption Call Right), and notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to these Exchangeable Share Provisions, Contango and CallCo shall each have the overriding right (the "Redemption Call Right") to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Contango or CallCo, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Redemption Date (the "Redemption Call Purchase Price") in accordance with Section 27.18(c). In the event of the exercise of the Redemption Call Right by Contango or CallCo, as the case may be, each such holder of Exchangeable Shares (other than Contango and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Contango or CallCo, as the case may be, on the Redemption Date upon payment by Contango or CallCo, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share, and the Company shall have no obligation to redeem, or to pay the redemption price otherwise payable by the Company in respect of the Exchangeable Shares so purchased.

(b) CallCo shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Redemption Call Right, other than in the case of a Sunset Redemption with respect to which CallCo shall always be entitled to exercise the Redemption Call Right. To exercise the Redemption Call Right, Contango or CallCo, as the case may be, must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a redemption occurring in connection with a Contango Extraordinary Transaction, on or before the Redemption Date, and (ii) in any other case, at least fifteen (15) Business Days before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Contango and/or CallCo has exercised the Redemption Call Right forthwith after the expiry of the period during which Contango or CallCo may exercise the Redemption Call Right. If Contango and/or CallCo exercises the Redemption Call Right, then on the Redemption Date, Contango or CallCo, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c) For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, Contango or CallCo, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Contango and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Redemption Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Redemption Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares (if any) held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Contango Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates (if any) representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and these Articles, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of Contango or CallCo, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

(d) If neither Contango nor CallCo notifies the Transfer Agent and the Company in accordance with Section 27.18(b) of its intention to exercise the Redemption Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Company or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause Callco to exercise in its stead) the Redemption Call Right in respect of the shares covered by the notice.

27.19 Change of Law Call Right

Contango and CallCo shall have the following rights and obligations in respect of the Exchangeable Shares:

(a) Subject to the proviso in Section 27.19(b) that CallCo shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Change of Law Call Right, Contango and CallCo shall each have the overriding right (the "Change of Law Call Right"), in the event of a Change of Law, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) on the Change of Law Call Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Contango or CallCo, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Change of Law Call Date (the "Change of Law Call Purchase Price") in accordance with Section 27.19(c). In the event of the exercise of the Change of Law Call Right by Contango or CallCo, as the case may be, each such holder of Exchangeable Shares (other than Contango and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Contango or CallCo, as the case may be, on the Change of Law Call Date upon payment by Contango or CallCo, as the case may be, to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share.

(b) CallCo shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Contango has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, Contango or CallCo as the case may be, must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right at least fifteen (15) Business Days before the date (the "Change of Law Call Date") on which Contango or CallCo, as the case may be, shall acquire the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right. The Transfer Agent will notify the holders of the Exchangeable Shares as to Contango or CallCo exercising the Change of Law Call Right forthwith after receiving notice of such exercise from Contango or CallCo. If Contango or CallCo exercises the Change of Law Call Right, then on the Change of Law Call Date, Contango or CallCo, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Contango or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c) For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right, Contango or CallCo, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the aggregate Change of Law Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Contango and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Change of Law Call Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Change of Law Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates (if any) representing the Exchangeable Shares held by such holder and the holder shall on and after the Change of Law Call Date be considered and deemed for all purposes to be the holder of the Contango Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares (if any), together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and these Articles, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of Contango or CallCo, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

(d) If neither Contango nor CallCo notifies the Transfer Agent and the Company in accordance with Section 27.19(b) of its intention to exercise the Change of Law Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder's discretion, be entitled to demand (by way of notice given to the Company or Contango) that Contango exercise (provided that Contango may, in its sole discretion, cause CallCo to exercise in its stead) the Change of Law Call Right in respect of the shares covered by the notice.

APPENDIX I
TO ARTICLE 27

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES, IF ANY]

To: Contango ORE, Inc. ("Contango")

1566002 B.C. ULC ("CallCo")

1566004 B.C. Ltd. (the "Company")

This notice is given pursuant to Section 27.6 of the special rights or restrictions (the "Exchangeable Share Provisions") attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Share Provisions have the meanings ascribed to such words and expressions in such Exchangeable Share Provisions.

The undersigned hereby notifies the Company and Contango that, subject to the Retraction Call Right referred to below, the undersigned desires to have: (select one)

☐ the Company redeem

☐ Contango purchase

in accordance with Section 27.6 of the Exchangeable Share Provisions: (select one)

☐ all share(s) represented by this certificate

☐ _________ share(s) only represented by this certificate

The undersigned hereby notifies the Company or Contango (as applicable) that the Retraction Date shall be ____________________________.

NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by the Company or Contango, as applicable. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15th Business Day after the date on which this notice is received by the Company or Contango, as applicable.

The undersigned acknowledges the overriding Retraction Call Right of Contango and CallCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Contango or CallCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 27.6(b) of the Exchangeable Share Provisions. If neither Contango nor CallCo exercise the Retraction Call Right, the Company or Contango, as applicable, will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to Contango or CallCo, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company or Contango, as applicable, at any time before the close of business on the second Business Day immediately preceding the Retraction Date.

In connection with a redemption of Retracted Shares by the Company, if applicable, the undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Company is unable to redeem all Retracted Shares, and provided that neither Contango nor CallCo has exercised the Retraction Call Right with respect to the Retracted Shares, the Retracted Shares will be automatically exchanged pursuant to the Voting and Exchange Trust Agreement so as to require Contango to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Contango, CallCo and the Company that the undersigned: (select one)

☐ is

☐ is not

a resident of Canada for purposes of the Income Tax Act (Canada). THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS A RESIDENT OF CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to Contango, CallCo and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Contango, CallCo or the Company, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates (if any) and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

Note: This panel must be completed and this certificate, together with such additional documents and payments (including, without limitation, any applicable stamp taxes) as the Transfer Agent and the Company may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the certificates for the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:______________________________________

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Shareholder:

City, Province and Postal Code:

Signature Guaranteed by:

Note: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s)002E

Appendix "G-1"
Voting and Exchange Trust Agreement

(See attached.)

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VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT made as of ______________, 2026 among Contango ORE, Inc., a corporation existing under the laws of the State of Delaware ("Contango"), 1566002 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia ("CallCo"), 1566004 B.C. Ltd., a company existing under the laws of British Columbia (the "Acquiror") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Trustee").

RECITALS:

A. In connection with an arrangement agreement (the "Arrangement Agreement") dated December 7, 2025 between Contango, the Acquiror and Dolly Varden Silver Corporation (the "Company"), the Acquiror is to issue exchangeable shares (the "Exchangeable Shares") to certain holders of common shares of the Company pursuant to an arrangement under Division 5 of Part 9 of the BCBCA on the terms and conditions set out in the Plan of Arrangement.

B. Pursuant to the Arrangement Agreement, Contango, CallCo, the Acquiror and the Trustee are required to enter into a voting and exchange trust agreement (this "Agreement").

C. These recitals and any statements of fact in this Agreement are made by Contango, CallCo and the Acquiror and not by the Trustee.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "Exchangeable Share Provisions") attaching to the Exchangeable Shares as set out in the articles of the Acquiror and the following terms shall have the following meanings:

"1933 Act" has the meaning ascribed thereto in Section 5.10;

"Acquiror" has the meaning ascribed thereto in the introductory paragraph;

"Agreement" has the meaning ascribed thereto in Recital B;

"Arrangement Agreement" has the meaning ascribed thereto in Recital A;

"Automatic Exchange Right" has the meaning ascribed thereto in Section 5.12(2);

"Beneficiaries" means the registered holders from time to time of Exchangeable Shares, other than Contango, CallCo and their affiliates;

"Beneficiary Votes" has the meaning ascribed thereto in Section 4.2;

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"CallCo" has the meaning ascribed thereto in the introductory paragraph;

"Commission" has the meaning ascribed thereto in Section 5.10;

"Contango" has the meaning ascribed thereto in the introductory paragraph;

"Contango Certificate of Incorporation" has the meaning ascribed thereto in Section 4.11;

"Contango Meeting" has the meaning ascribed thereto in Section 4.2;

"Contango Successor" has the meaning ascribed thereto in Section 11.1(a);

"Equivalent Vote Amount" means, with respect to any matter, proposition, proposal or question on which holders of Contango Shares are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Contango Share (subject to any applicable change as contemplated by Section 2.7 of the Support Agreement) is entitled with respect to such matter, proposition or question;

"Exchange Right" has the meaning ascribed thereto in Section 5.1;

"Exchangeable Shares" has the meaning ascribed thereto in Recital A;

"Indemnified Parties" has the meaning ascribed thereto in Section 9.1;

"Insolvency Event" means (i) the institution by the Acquiror of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of the Acquiror to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by the Acquiror of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by the Acquiror to contest in good faith any such proceedings commenced in respect of the Acquiror within 30 days of becoming aware thereof, or the consent by the Acquiror to the filing of any such petition or to the appointment of a receiver, (iii) the making by the Acquiror of a general assignment for the benefit of creditors, or the admission in writing by the Acquiror of its inability to pay its debts generally as they become due, or (iv) the Acquiror not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 27.6(a)(iii) of the Exchangeable Share Provisions specified in a retraction request delivered to the Acquiror in accordance with Section 27.6 of the Exchangeable Share Provisions; provided that for greater clarity, no actions taken pursuant to the Plan of Arrangement shall constitute an Insolvency Event;

"Liquidation Event" has the meaning ascribed thereto in Section 5.12(1)(a);

"Liquidation Event Effective Date" has the meaning ascribed thereto in Section 5.12(2);

"List" has the meaning ascribed thereto in Section 4.6;

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"Officer's Certificate" means, with respect to Contango, CallCo or the Acquiror, a certificate signed by any one of the respective directors or officers of Contango, CallCo or the Acquiror, as applicable;

"Privacy Laws" has the meaning ascribed thereto in Section 7.18;

"Registration Statement" has the meaning ascribed thereto in Section 5.10;

"Special Voting Share" means the special voting share in the capital of Contango, issued by Contango to and deposited with the Trustee, which, at any time, entitles the holder of record to that number of votes at meetings of holders of Contango Shares equal to the number of Exchangeable Shares outstanding at such time (excluding Exchangeable Shares held by Contango, CallCo and their affiliates);

"Trust" means the trust created by this Agreement under the laws of the Province of British Columbia;

"Trust Estate" means the rights of the Trustee granted to it by Contango hereunder in respect of the Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Right and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"Trustee" has the meaning ascribed thereto in the preamble to this Agreement; and

"Voting Rights" means any and all the voting rights attached to the Special Voting Share from time to time.

1.2 Interpretation Not Affected by Headings. The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number, Gender, etc. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4 Date for any Action. If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Currency. Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canadian dollars and "$" refers to Canadian dollars.

1.6 Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.7 Other Definitional and Interpretative Provisions.

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(1) References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(2) References in this Agreement to any contract or agreement are to that contract or agreement as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(3) References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust. The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries as herein provided. Contango, as the settlor of the Trust, hereby appoints the Trustee as trustee of the Trust. The Trustee shall hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and shall hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING SHARE

3.1 Issue and Ownership of the Special Voting Share. Immediately following execution and delivery of this Agreement, Contango shall issue to and deposit with the Trustee the Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Contango hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of USD$1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Contango to the Trustee. During the term of the Trust, and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share; provided, however, that:

(a) the Trustee shall hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, the Trustee shall have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Certificates. The Acquiror shall cause each certificate (if any) representing Exchangeable Shares to bear a legend notifying the Beneficiary of such shares of their or its right to instruct the Trustee with respect to the exercise of that portion of the Voting Rights which corresponds to the number of Exchangeable Shares held by each such Beneficiary.

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3.3 Safe Keeping of Certificate. Any certificate representing the Special Voting Share delivered to the Trustee shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights. The Trustee, as the holder of record of the Special Voting Share, shall be entitled to exercise all of the Voting Rights, including the right to consent to or vote in person or by proxy the Special Voting Share, on any matter, question, proposal or proposition whatsoever that may properly come before the shareholders of Contango at a Contango Meeting. The Voting Rights shall be and remain vested in and exercisable by the Trustee on behalf of the Beneficiaries as provided in this Agreement. Subject to Section 7.15:

(a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries on the record date established by Contango or by applicable law for such Contango Meeting who are entitled to instruct the Trustee as to the voting thereof;

(b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights in respect of which such Beneficiary is entitled to instruct the Trustee by the date established by the Trustee for the receipt of such instructions pursuant to Section 4.3(1)(f), the Trustee shall not exercise or permit the exercise of such Voting Rights; and

(c) without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Shares outstanding at the relevant time (excluding those Exchangeable Shares held by Contango or its affiliates).

4.2 Number of Votes. With respect to all meetings of shareholders of Contango at which holders of Contango Shares are entitled to vote (each, a "Contango Meeting"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes equal to the Equivalent Vote Amount for each Exchangeable Share owned of record by such Beneficiary at the close of business on the record date established by Contango or by applicable law for such Contango Meeting (collectively, the "Beneficiary Votes"), in respect of each matter, question, proposal or proposition to be voted on at such Contango Meeting.

4.3 Mailings to Shareholders.

(1) With respect to each Contango Meeting, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Contango utilizes in communications to holders of Contango Shares, subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner of communications and provided that such manner of communications is reasonably available to the Trustee) to each Beneficiary named in the applicable List on the same day as the mailing (or other communication) with respect thereto is commenced by Contango to its shareholders:

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(a) a copy of such mailing, together with any related materials, including, without limitation, any proxy circular or information statement or listing particulars, to be provided to shareholders of Contango;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Contango Meeting or, pursuant to Section 4.7, to attend such Contango Meeting and to exercise personally the Beneficiary Votes thereat, as the proxy of the Trustee;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give (i) a proxy to such Beneficiary or their or its designee to exercise personally such holder's Beneficiary Votes, or (ii) a proxy to a designated agent or other representative of Contango to exercise such holder's Beneficiary Votes;

(d) a statement that if no such instructions are received from such Beneficiary, the Beneficiary Votes to which the Beneficiary is entitled will not be exercised;

(e) a form of direction such Beneficiary may use to direct and instruct the Trustee as contemplated herein; and

(f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order for such instructions to be binding upon the Trustee, which in the case of a Contango Meeting shall not be earlier than the close of business on the Business Day immediately prior to the date by which Contango has required proxies to be deposited for such meeting, and (ii) of the method for revoking or amending such instructions.

(2) The materials referred to in this Section 4.3 shall be provided to the Trustee by Contango, and the materials referred to in Sections 4.3(1)(b), 4.3(1)(c), 4.3(1)(d), 4.3(1)(e) and 4.3(1)(f) shall be subject to reasonable comment by the Trustee in a timely manner. Subject to the foregoing, Contango shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Contango Shares. Contango agrees not to communicate with holders of Contango Shares with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, Contango may, at its option, exercise the duties of the Trustee to deliver copies of all materials to all Beneficiaries as required by this Section 4.3 so long as, in each case, Contango delivers a certificate to the Trustee stating that Contango has undertaken to perform the obligations of the Trustee set forth in this Section 4.3.

(3) For the purpose of determining the number of Beneficiary Votes to which a Beneficiary is entitled in respect of any Contango Meeting, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Contango or by applicable law for purposes of determining shareholders entitled to vote at such Contango Meeting. Contango shall notify the Trustee of any decision of the board of directors of Contango with respect to the calling of any Contango Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and, in any event, in reasonably sufficient time to enable the Trustee to perform the obligations of the Trustee set forth in this Section 4.3.

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4.4 Copies of Shareholder Information. Contango shall deliver to the Trustee copies of all proxy materials (including, without limitation, notices of Contango Meetings but excluding proxies to vote Contango Shares), information statements, reports (including, without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed by Contango from time to time to holders of Contango Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Contango Shares. The Trustee shall mail or otherwise send to each Beneficiary, at the expense of Contango, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Contango) received by the Trustee from Contango contemporaneously with the sending of such materials to holders of Contango Shares. The Trustee shall also make available for inspection during regular business hours by any Beneficiary at the Trustee's principal office in Vancouver, British Columbia all proxy materials, information statements, reports and other written communications that are:

(a) received by the Trustee as the registered holder of the Special Voting Share and made available by Contango generally to the holders of Contango Shares; or

(b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Contango.

Notwithstanding the foregoing, Contango may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 4.4 so long as, in each case, Contango delivers a certificate to the Trustee stating that Contango has undertaken to perform the obligations of the Trustee set forth in this Section 4.4.

4.5 Other Materials. As soon as reasonably practicable after receipt by Contango or shareholders of Contango (if such receipt is known by Contango) of any material sent or given by or on behalf of a third party to holders of Contango Shares generally, including dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), provided such material has not been sent to the Beneficiaries by or on behalf of such third party, Contango shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee shall mail or otherwise send to each Beneficiary, at the expense of Contango, copies of all such materials received by the Trustee from Contango. The Trustee shall also make available for inspection during regular business hours by any Beneficiary at the Trustee's principal office in Vancouver, British Columbia copies of all such materials. Notwithstanding the foregoing, Contango may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 4.5 so long as, in each case, Contango delivers a certificate to the Trustee stating that Contango has undertaken to perform the obligations of the Trustee set forth in this Section 4.5.

4.6 List of Persons Entitled to Vote. The Acquiror shall (a) prior to each annual or other Contango Meeting, and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Contango Meeting, at the close of business on the record date established by Contango or pursuant to applicable law for determining the holders of Contango Shares entitled to receive notice of and/or to vote at such Contango Meeting. Each such List shall be delivered to the Trustee promptly after receipt by the Acquiror of such request or the record date for such meeting and, in any event, within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Contango agrees to give the Acquiror notice (with a copy to the Trustee) of the calling of any Contango Meeting together with the record date therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent, so as to enable the Acquiror to perform its obligations under this Section 4.6.

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4.7 Entitlement to Direct Votes. Subject to Section 4.8 and Section 4.11, any Beneficiary named in a List prepared in connection with any Contango Meeting shall be entitled to (a) instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, (b) attend such meeting and personally exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled, or (c) appoint a third party as the proxy of the Trustee to attend such meeting and exercise thereat the Beneficiary Votes to which such Beneficiary is entitled except, in each case, to the extent that such Beneficiary has transferred the ownership of any Exchangeable Shares in respect of which such Beneficiary is entitled to Beneficiary Votes after the close of business on the record date for such meeting or seeking of consent.

4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting.

(1) In connection with each Contango Meeting, the Trustee shall exercise, either in Person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions) other than any Beneficiary Votes that are the subject of Section 4.8(2); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(2) To the extent so instructed in accordance with the terms of this Agreement, the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights enabling a Beneficiary to attend a Contango Meeting. Upon submission by a Beneficiary (or its designee) named in the List prepared in connection with the relevant meeting of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary (or its designee) exercising such Beneficiary Votes in accordance with such proxy shall have the same rights in respect of such Beneficiary Votes as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question, proposal or proposition.

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4.9 Distribution of Written Materials. Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Contango utilizes in communications to holders of Contango Shares, subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner of communications and provided that such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the register of holders of Exchangeable Shares maintained by the registrar of Exchangeable Shares. In connection with each such distribution, the Acquiror shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense, a current List, and upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement. The Acquiror's obligations under this Section 4.9 shall be deemed satisfied to the extent Contango exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and the Acquiror provides the required information and materials to Contango.

4.10 Termination of Voting Rights. Except as otherwise provided in the Exchangeable Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall lapse and be deemed to be surrendered by the Beneficiary to Contango or CallCo, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon:

(a) the delivery by such holder to the Trustee of the certificates (if any) representing such Exchangeable Shares and other required documentation in connection with the exercise by the Beneficiary of the Exchange Right;

(b) the occurrence of the automatic exchange of Exchangeable Shares for Contango Shares, as specified in Article 5 (unless Contango shall not have delivered the requisite Contango Shares deliverable in exchange therefor to the Trustee pending delivery to the Beneficiaries);

(c) the retraction or redemption of Exchangeable Shares pursuant to Section 27.6 or 27.7 of the Exchangeable Share Provisions;

(d) the effective date of the liquidation, dissolution or winding-up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs pursuant to Section 27.5 of the Exchangeable Share Provisions; or

(e) upon the purchase of Exchangeable Shares from the holder thereof by Contango or CallCo, as the case may be, pursuant to the exercise by Contango or CallCo of the Liquidation Call Right, the Redemption Call Right, the Change of Law Call Right or the Retraction Call Right (unless, in any case, Contango or CallCo, as the case may be, shall not have delivered the requisite consideration deliverable in exchange therefor).

4.11 Disclosure of Interest in Exchangeable Shares. The Trustee or the Acquiror shall be entitled to require any Beneficiary or any Person whom the Trustee or the Acquiror, as the case may be, knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of "equity securities" of the Acquiror) under Section 5.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids or as would be required under the certificate of incorporation of Contango, as amended, and as may be further amended from time to time (the "Contango Certificate of Incorporation") or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, if and only to the extent that the Exchangeable Shares were Contango Shares. If a Beneficiary does not provide the information required to be provided by such Beneficiary pursuant to this Section 4.11, the board of directors of Contango may take any action permitted under the Contango Certificate of Incorporation or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, with respect to the Voting Rights relating to the Exchangeable Shares held by such Beneficiary as if, and only to that the extent that, the Exchangeable Shares were Contango Shares.

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ARTICLE 5
EXCHANGE AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right and Automatic Exchange Right.

(1) Contango and, in the case of the Exchange Right, CallCo hereby grant to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries (i) the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require CallCo or Contango (provided that Contango may, in its sole discretion, cause CallCo to purchase in its stead to the extent permitted by applicable law) to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary, all in accordance with the provisions of this Agreement, and (ii) the Automatic Exchange Right. Each of Contango and CallCo hereby acknowledge receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Right by Contango or CallCo, as the case may be, to the Trustee.

(2) During the term of the Trust, and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Right, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Right, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Certificates. The Acquiror shall cause each certificate (if any) representing Exchangeable Shares to bear the following legend notifying the Beneficiary in respect of the Exchangeable Shares represented by such certificate of (a) their or its right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by such Beneficiary and (b) the Automatic Exchange Right:

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THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AND EXCHANGE TRUST AGREEMENT WHICH PROVIDES FOR, AMONG OTHER THINGS, (A) THE RIGHT OF THE HOLDER TO INSTRUCT THE TRUSTEE IN RESPECT OF THE EXERCISE OF THE EXCHANGE RIGHT, AND (B) AN AUTOMATIC EXCHANGE RIGHT.

5.3 General Exercise of Exchange Right. The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from any Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price. The purchase price payable by Contango or CallCo, as the case may be, for each Exchangeable Share to be purchased by Contango or CallCo, as the case may be, pursuant to the exercise of the Exchange Right shall be an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the day of the closing of the purchase and sale of such Exchangeable Share pursuant to such exercise of the Exchange Right, which price may be satisfied only by Contango or CallCo, as the case may be, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Exchangeable Share Consideration representing such Exchangeable Share Price. Upon payment by Contango or CallCo, as the case may be, of the Exchangeable Share Price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid dividends or other distributions on each such Exchangeable Share by the Acquiror and the Acquiror shall cease to be obligated to pay any amount in respect of such dividends or other distributions.

5.5 Exercise Instructions. Subject to the terms and conditions set forth herein, a Beneficiary shall be entitled upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary. In order to cause the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of a Beneficiary, such Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Vancouver, British Columbia or at such other place as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates (if any) representing the Exchangeable Shares which such Beneficiary desires Contango or CallCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the BCBCA, the articles of the Acquiror and such additional documents and instruments as Contango, the Acquiror or the Trustee may reasonably require together with:

(a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Contango or CallCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Contango or CallCo free and clear of all liens, claims, security interests and encumbrances, and (iii) the names in which the Contango Shares issuable in connection with the exercise of the Exchange Right are to be issued; and

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(b) payment (or evidence satisfactory to Contango, the Acquiror and the Trustee of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement;

provided that if only a part of the Exchangeable Shares represented by any certificate or certificates are to be purchased by Contango or CallCo pursuant to the exercise of the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Acquiror.

5.6 Delivery of Contango Shares; Effect of Exercise. Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Shares (if any) which a Beneficiary desires Contango or CallCo to purchase pursuant to the exercise of the Exchange Right, together with a notice of exercise and such other documents and instruments specified by Section 5.5, the Trustee shall notify Contango, CallCo and the Acquiror of its receipt of the same, which notice to Contango, CallCo and the Acquiror shall constitute exercise of the Exchange Right by the Trustee on behalf of such Beneficiary in respect of such Exchangeable Shares, and Contango or CallCo, as the case may be, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to such Beneficiary (or to such other Persons, if any, properly designated by such Beneficiary) the Exchangeable Share Consideration deliverable in connection with such exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to Contango, CallCo, the Acquiror and the Trustee of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Contango, CallCo and the Acquiror of any exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary in respect of such Exchangeable Shares shall be deemed to have transferred to Contango or CallCo, as the case may be, all of such Beneficiary's right, title and interest in and to such Exchangeable Shares and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Exchangeable Share Consideration in respect of such Exchangeable Shares, unless such Exchangeable Share Consideration is not delivered by Contango or CallCo, as the case may be, to the Trustee for delivery to such Beneficiary (or to such other Person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Exchangeable Share Consideration is so delivered. Upon delivery of such Exchangeable Share Consideration to the Trustee, the Trustee shall promptly deliver such Exchangeable Share Consideration to such Beneficiary (or to such other Person, if any, properly designated by such Beneficiary). Concurrently with the closing of the transaction of purchase and sale contemplated by such exercise of the Exchange Right, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Contango Shares delivered to it pursuant to such exercise of the Exchange Right.

5.7 Exercise of Exchange Right Subsequent to Retraction. In the event that a Beneficiary has exercised its retraction right under Section 27.6(a) of the Exchangeable Share Provisions to require the Acquiror to redeem any or all of the Retracted Shares and is notified by the Acquiror pursuant to Section 27.6(a)(iii) of the Exchangeable Share Provisions that the Acquiror will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from the Acquiror, and provided that neither Contango nor CallCo shall have exercised its Retraction Call Right with respect to the Retracted Shares and that the Beneficiary shall not have revoked the retraction request delivered by the Beneficiary to the Acquiror pursuant to Section 27.6(a)(iv) of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that the Acquiror is unable to redeem. In any such event, the Acquiror hereby agrees with the Trustee, and in favour of the Beneficiary, promptly to notify the Trustee of such prohibition against the Acquiror and to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to the Acquiror or to the Transfer Agent in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that the Acquiror is not permitted to redeem and will require Contango or, at the option of Contango, CallCo, to purchase such shares in accordance with the provisions of this Article 5.

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5.8 Stamp or Other Transfer Taxes. Upon any sale or transfer of Exchangeable Shares to Contango or CallCo pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, the Contango Shares to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Shares so sold or transferred or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold or transferred; provided, however, that such Beneficiary (a) shall pay (and none of Contango, CallCo, the Acquiror or the Trustee shall be required to pay or otherwise bear) any documentary, stamp, transfer or other taxes or duties that may be payable in respect of any sale or transfer involved in the issuance or delivery of such shares to a Person other than such Beneficiary including, without limitation, in the event that Exchangeable Shares are being delivered, sold or transferred in the name of a clearing service or depositary or a nominee thereof, or (b) shall have evidenced to the satisfaction of Contango, CallCo, the Acquiror and the Trustee that such taxes or duties (if any) have been paid.

5.9 Notice of Insolvency Event. As soon as reasonably practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Contango and the Acquiror shall give written notice thereof to the Trustee. As soon as reasonably practicable after receiving notice from Contango or the Acquiror of the occurrence of an Insolvency Event, or upon the Trustee otherwise becoming aware of an Insolvency Event, the Trustee shall mail to each Beneficiary, at the expense of Contango (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Contango, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 U.S. Securities Law Compliance and Listing of Contango Shares. Contango covenants and agrees that it will use reasonable best efforts to (A) file a registration statement (the "Registration Statement") on Form S-3 (or any successor or other applicable form) under the U.S. Securities Act of 1933, as amended (the "1933 Act") to register the Contango Shares to be issued or delivered to holders of the Exchangeable Shares by Contango or CallCo (including, for greater certainty, pursuant to the Exchange Right or the Automatic Exchange Right) by or as promptly as practicable after the Effective Date, and (B) cause such registration statement to become effective as promptly as practicable after such filing and to maintain the effectiveness of such registration statement (or any appropriate replacement registration statement) for so long as any Exchangeable Shares remain outstanding. Without limiting the generality of the foregoing, Contango and CallCo each covenant and agree that it will take all such actions and do all such things as are reasonably necessary or desirable to make such filings and seek such regulatory consents and approvals as are necessary so that the Contango Shares to be issued or delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions, the Support Agreement and this Agreement will be offered, sold, issued and delivered in compliance with the 1933 Act and all applicable state securities laws, and applicable securities laws in Canada and will not be subject to any hold period as contemplated by Rule 144 under the 1933 Act or subject to any "hold period" resale restriction under National Instrument 45-102 Resale of Securities. Contango will use its reasonable best efforts to cause all Contango Shares to be delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions, the Support Agreement and this Agreement to be listed, quoted and posted for trading on all stock exchanges and quotation systems on which outstanding Contango Shares have been listed by Contango and remain listed and are quoted or posted for trading at such time.

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5.11 Contango Shares. Contango hereby represents, warrants and covenants that the Contango Shares deliverable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Contango

(1) Contango shall give the Trustee written notice of each of the following events (each, a "Liquidation Event") at the time set forth below:

(a) in the event of any determination by the board of directors of Contango to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Contango or to effect any other distribution of assets of Contango among its shareholders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b) as soon as practicable following the earlier of (i) receipt by Contango of notice of, and (ii) Contango otherwise becoming aware of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Contango or to effect any other distribution of assets of Contango among its shareholders for the purpose of winding up its affairs, in each case where Contango has failed to contest in good faith any such proceeding commenced in respect of Contango within 30 days of becoming aware thereof.

(2) As soon as practicable following receipt by the Trustee from Contango of notice of a Liquidation Event, the Trustee shall give notice thereof to the Beneficiaries. Such notice shall be provided by Contango to the Trustee and shall include a brief description of the automatic exchange of Exchangeable Shares for Contango Shares provided for in Section 5.12(3) (the "Automatic Exchange Right").

(3) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Contango Shares in the distribution of assets of Contango in connection with a Liquidation Event, immediately prior to the effective date (the "Liquidation Event Effective Date") of a Liquidation Event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Contango, CallCo and their affiliates) shall be automatically exchanged for one Contango Share. To effect such automatic exchange, Contango (or, if Contango so decides, in its sole discretion and to the extent permitted by applicable law, CallCo) shall purchase each such Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall sell each Exchangeable Share held by it at such time, free and clear of any lien, claim or encumbrance, for a purchase price per share equal to the Exchangeable Share Price immediately prior to the Liquidation Event Effective Date, which price shall be satisfied in full by Contango or CallCo, as applicable, delivering to such holder the Exchangeable Share Consideration representing such Exchangeable Share Price. For greater certainty, the Beneficiary shall upon delivery of the Exchangeable Share Consideration cease to have any rights to be paid by the Acquiror any amount in respect of declared and unpaid dividends or other distributions on the Exchangeable Shares.

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(4) The closing of the transaction of purchase and sale contemplated by any exercise of the Automatic Exchange Right shall be deemed to have occurred at the close of business on the Business Day immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall be deemed to have transferred to Contango or CallCo, as applicable, all of such Beneficiary's right, title and interest in and to the Exchangeable Shares held by such Beneficiary free and clear of any lien, claim or encumbrance and the related interest in the Trust Estate, any right of each such Beneficiary to receive declared and unpaid dividends from the Acquiror shall be deemed to be satisfied and discharged, and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Contango or CallCo, as applicable, shall deliver or cause to be delivered to the Trustee, for delivery to such Beneficiary, the Exchangeable Share Consideration deliverable to such Beneficiary upon such exercise of the Automatic Exchange Right. Concurrently with each such Beneficiary ceasing to be a holder of Exchangeable Shares, such Beneficiary shall be considered and deemed for all purposes to be the holder of the Contango Shares included in the Exchangeable Share Consideration to be delivered to such Beneficiary and the certificates held by such Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Contango or CallCo, as applicable, pursuant to the exercise of the Automatic Exchange Right shall thereafter be deemed to represent the Contango Shares issued to such Beneficiary by Contango or CallCo, as applicable, pursuant to the exercise of the Automatic Exchange Right.

5.13 Withholding Rights. Contango, CallCo, the Acquiror, the Trustee and any other Person that has any withholding obligation with respect to any amount paid, deemed paid or otherwise deliverable under this Agreement to any holder of Exchangeable Shares or Contango Shares (any such Person, an "Other Withholding Agent") shall be entitled to deduct and withhold or direct Contango, CallCo, the Acquiror, the Trustee or any Other Withholding Agent to deduct or withhold on their behalf, from any such amounts as Contango, CallCo, the Acquiror, the Trustee or Other Withholding Agent is required to deduct and withhold with respect to such payment or deemed payment under the Tax Act or United States tax laws or any provision of federal, provincial, territorial, state, local, foreign or other tax law, in each case as amended or succeeded. Contango, CallCo, the Acquiror, the Trustee and any Other Withholding Agent may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so deducted and withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the holder of the shares to whom such amounts would otherwise have been paid or deemed paid and such deducted or withheld amounts shall be timely remitted to the appropriate governmental authority as required by applicable law. To the extent that the amount so required to be deducted or withheld from any payment or deemed payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder (such difference, a "Withholding Shortfall"), Contango, CallCo, the Acquiror, the Trustee and any Other Withholding Agent are hereby authorized to sell or otherwise dispose of, or direct Contango, CallCo, the Acquiror, the Trustee or any Other Withholding Agent to sell or otherwise dispose of, on their account or through a broker (the "Broker") and on behalf of the relevant holder, or require such holder to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to Contango, CallCo, the Acquiror, the Trustee and any Other Withholding Agent, as appropriate (and, in the absence of such irrevocable direction, the holder shall be deemed to have provided such irrevocable direction) such portion of the consideration as is necessary to provide sufficient funds (after deducting commissions payable to the Broker and other costs and expenses) to Contango, CallCo, the Acquiror, the Trustee or the Other Withholding Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Contango, CallCo, the Acquiror, the Trustee or the Other Withholding Agent, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. Each of Contango, CallCo, the Acquiror, the Trustee and any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Contango, CallCo, the Acquiror, the Trustee and any Other Withholding Agent, as applicable, will be liable for any loss arising out of any sale or other disposal of such consideration, including any loss relating to the manner or timing of such sale or other disposal, the prices at which the consideration is sold or otherwise disposed of or otherwise.

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5.14 No Fractional Shares. A holder of an Exchangeable Share shall not be entitled to any fraction of a Contango Share upon the exercise of the Exchange Right or Automatic Exchange Right hereunder and such holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from the Company, Contango or CallCo, as the case may be, a cash payment equal to such fractional interest multiplied by the Current Market Price.

ARTICLE 6
RESTRICTIONS ON ISSUE OF SPECIAL VOTING SHARES

6.1 Issue of Additional Special Voting Shares. During the term of this Agreement, Contango shall not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with Section 27.10(b) of the Exchangeable Share Provisions, issue any Special Voting Shares other than the Special Voting Share issued pursuant to Section 3.1.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers and Duties of the Trustee

(1) The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Share from Contango as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes on the direction and behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right from Contango and CallCo, and the Automatic Exchange Right from Contango, as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

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(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Right, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries any requisite documents and distributing to such Beneficiaries the Exchangeable Share Consideration to which such Beneficiaries are entitled pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Contango, CallCo and the Acquiror under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement to be carried out by the Trustee.

(2) In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

(3) The Trustee, in exercising its rights, powers, duties and authorities hereunder, shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(4) The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2 Conflict of Interest. The Trustee represents to Contango, CallCo and the Acquiror that, at the date of execution and delivery of this Agreement and to the best of its knowledge, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If the Trustee has a material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 7.2, any interested party may apply to the Supreme Court of British Columbia for an order that the Trustee be replaced as Trustee hereunder.

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7.3 Dealings with Transfer Agents, Registrars, etc.

(1) Each of Contango, CallCo and the Acquiror irrevocably authorizes the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Contango Shares; and

(b) requisition, from time to time, from any such registrar or transfer agent, any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

(2) Each of Contango and CallCo shall forthwith irrevocably authorize its respective registrar and transfer agent to comply with all such requests and covenants that it shall supply the Trustee or its transfer agent, as the case may be, in a timely manner with duly executed certificates, if the Exchangeable Shares are certificated, for the purpose of completing the exercise from time to time of all rights to acquire Contango Shares hereunder, under the Exchangeable Share Provisions and under any other security or commitment given to the Beneficiaries pursuant thereto, in each case pursuant to the provisions hereof or of the Exchangeable Share Provisions or otherwise.

7.4 Books and Records. The Trustee shall keep available for inspection during regular business hours by Contango, CallCo and the Acquiror at the Trustee's principal office in Vancouver, British Columbia correct and complete books and records of account relating to the Trust created by, and Trustee's actions under, this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Right. On or before March 31, 2027, and on or before March 31 in every year thereafter, so long as the Special Voting Share is registered in the name of the Trustee, the Trustee shall transmit to Contango, CallCo and the Acquiror a brief report upon request, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance and delivery by Contango or CallCo of Contango Shares in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported.

7.5 Income Tax Returns and Reports. The Trustee shall, to the extent necessary, prepare and file, or cause to be prepared and filed, on behalf of the Trust appropriate Canadian or other income tax returns and any other returns or reports as may be required by applicable law (including, for the avoidance of doubt, any U.S. federal income tax or other returns or reports), by any court, tribunal, government, governmental or regulatory agency or public official, or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors (who may be experts or advisors to Contango, CallCo and/or the Acquiror) as the Trustee considers necessary or advisable. If requested by the Trustee, Contango shall retain or caused to be retained qualified experts or advisors for the purpose of providing such tax advice or assistance.

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7.6 Indemnification Prior to Certain Actions by Trustee

(1) The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to Section 7.15, and with respect to the Exchange Right and the Automatic Exchange Right pursuant to Article 5.

(2) None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

7.7 Action of Beneficiaries. No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Right or the Automatic Exchange Right except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8 Reliance Upon Declarations. The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 7.9, if applicable, and with any other applicable provisions of this Agreement.

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7.9 Evidence and Authority to Trustee

(1) Contango, CallCo and/or the Acquiror shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Contango, CallCo and/or the Acquiror or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights, the Exchange Right or the Automatic Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of Contango, CallCo and/or the Acquiror promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Contango, CallCo and/or the Acquiror written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2) Such evidence shall consist of an Officer's Certificate of Contango, CallCo and/or the Acquiror or a statutory declaration or a certificate made by Persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

(3) Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Right or the taking of any other action to be taken by the Trustee at the request or on the application of Contango, CallCo and/or the Acquiror, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert or any other Person whose qualifications give authority to a statement made by such Person; provided, however, that if such report or opinion is furnished by a director, officer or employee of Contango, CallCo and/or the Acquiror it shall be in the form of an Officer's Certificate or a statutory declaration.

(4) Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

(a) declaring that such Person has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which such Person based the statutory declaration, certificate, statement or opinion; and

(c) declaring that such Person has made such examination or investigation as such Person believes is necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

7.10 Experts, Advisers and Agents. The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert, whether retained by the Trustee or by Contango, CallCo and/or the Acquiror or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

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(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

(c) pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11 Investment of Moneys Held by Trustee. Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested or reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of British Columbia, trustees are authorized to invest trust moneys or as otherwise agreed upon in writing by the Trustee and the Acquiror, provided that such securities are stated to mature within two years after their purchase by the Trustee and in any event prior to the Sunset Date, and the Trustee shall so invest such money on the written direction of the Acquiror. Pending the investment of any money as herein provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of the Acquiror, in the deposit department of the Trustee or any other specified loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits. The Trustee shall not be held liable for any losses incurred in the investment of any funds as herein provided and all interest on monies held by or on behalf of the Trustee shall be for the account of the Acquiror and held by the Trustee for the benefit of the Acquiror.

7.12 Trustee Not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13 Trustee Not Bound to Act on Request. Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Contango, CallCo and/or the Acquiror or of the respective directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee, acting reasonably, to be genuine. The Trustee shall have the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation or regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation or regulation, then it shall have the right to resign on fifteen days written notice to the other parties to this Agreement, provided that (a) the Trustee's written notice shall describe the circumstances of such non-compliance and (b) if such circumstances are rectified to the Trustee's satisfaction within such fifteen day period, such resignation shall not be effective.

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7.14 Authority to Carry on Business. The Trustee represents to Contango, CallCo and the Acquiror that, at the date of execution and delivery by it of this Agreement, it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Right and the other rights granted in or resulting from the Trustee being a party to this Agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

7.15 Conflicting Claims

(1) If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been adjudicated by a final judgement of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

(2) If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16 Acceptance of Trust. The Trustee hereby accepts the Trust created and provided for, by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

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7.17 Third Party Interests. Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this Agreement, for or to the credit of such party, either (a) is not intended to be used by or on behalf of any third party, or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

7.18 Privacy. The parties acknowledge that Canadian federal, territorial and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, no party shall take or direct any action that would contravene, or cause the others to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. Specifically, the Trustee agrees (a) to have a designated chief privacy officer, (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry, (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any purpose except with the consent of or direction from the other parties or the individual involved, (d) not to sell or otherwise improperly disclose personal information to any third party, and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification. The Trustee may transfer personal information to other companies in or outside of Canada for the sole purpose of receiving data processing, storage or other support services in order to facilitate the services provided under this Agreement. Further, each party agrees that it shall not provide, or cause to be provided to the Trustee, any personal information of any third party to this Agreement other than such personal information as is reasonably necessary to permit the Trustee to complete its duties hereunder.

ARTICLE 8
COMPENSATION

8.1 Fees and Expenses of the Trustee. Contango, CallCo and the Acquiror jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and shall reimburse the Trustee for all reasonable and documented expenses (including, but not limited to, taxes (other than taxes based on the net income or capital of the Trustee), fees paid to legal counsel and other experts and advisors and agents and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, in each case reasonably incurred by the Trustee in connection with its duties under this Agreement; provided, however, that none of Contango, CallCo or the Acquiror shall have any obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation or any such proceedings in which the Trustee is determined to have acted in bad faith or with fraud, gross negligence or willful misconduct.

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ARTICLE 9
INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1 Indemnification of the Trustee.

(1) Contango, CallCo and the Acquiror jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable and documented expenses (including reasonable and documented expenses of the Trustee's legal counsel) which, without bad faith, fraud, gross negligence or willful misconduct on the part of any Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Contango, CallCo or the Acquiror pursuant hereto.

(2) The Trustee shall promptly notify Contango, CallCo and the Acquiror of a claim or of any action commenced against any Indemnified Parties promptly after the Trustee or any of the Indemnified Parties shall have received written assertion of such a claim or action or have been served with a summons or other first legal process giving information as to the nature and basis of the claim or action; provided, however, that the omission to so notify Contango, CallCo or the Acquiror shall not relieve Contango, CallCo or the Acquiror of any liability which any of them may have to any Indemnified Party except to the extent that any such delay prejudices the defence of any such claim or action or results in any increase in the liability which Contango, CallCo or the Acquiror have under this indemnity. Subject to (ii) below, Contango, CallCo and the Acquiror shall be entitled to participate at their own expense in the defence and, if Contango, CallCo and the Acquiror so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless (i) the employment of such counsel has been authorized by Contango, CallCo or the Acquiror, or (ii) the named parties to any such suit include both the Trustee and Contango, CallCo or the Acquiror and the Trustee shall have been advised by counsel acceptable to Contango, CallCo and the Acquiror that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Contango, CallCo or the Acquiror and that, in the judgement of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Contango, CallCo and the Acquiror shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of the Trust and the resignation or removal of the Trustee.

(3) Notwithstanding any other provision of this Agreement, any liability of the Trustee shall be limited to: (i) direct damages; and (ii) in the aggregate, the amount of annual fees collected by the Trustee under this Agreement in the twelve (12) months immediately preceding the first notice of the claim.

(4) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Trustee shall not be liable under any circumstances whatsoever for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages of any other Person.

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9.2 Limitation of Liability. The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement.

ARTICLE 10
CHANGE OF TRUSTEE

10.1 Resignation. The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Contango, CallCo and the Acquiror specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless Contango, CallCo and the Acquiror otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Contango, CallCo and the Acquiror shall promptly appoint a successor trustee, which successor trustee shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces and territories of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Contango, CallCo and the Acquiror shall be jointly and severally liable to reimburse the retiring trustee for its reasonable and documented legal costs and expenses in connection with same.

10.2 Removal. The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Contango, CallCo and the Acquiror, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee, provided that such removal shall not take effect until the date of acceptance of appointment by the successor trustee.

10.3 Successor Trustee. Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Contango, CallCo and the Acquiror and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Contango, CallCo and the Acquiror or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Contango, CallCo, the Acquiror and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4 Notice of Successor Trustee. Upon acceptance of appointment by a successor trustee as provided herein, Contango, CallCo and the Acquiror shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a then-current List. If Contango, CallCo or the Acquiror shall fail to cause such notice to be mailed within ten Business Days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed promptly at the expense of Contango, CallCo and the Acquiror.

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ARTICLE 11
CONTANGO SUCCESSORS

11.1 Certain Requirements in Respect of Combination, etc. So long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding, Contango shall not enter into any transaction (whether by way of reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale for otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of an amalgamation or merger, of the continuing corporation resulting therefrom, provided that it may do so if:

(a) such other Person or continuing corporation (the "Contango Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the Contango Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Contango Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Contango under this Agreement; and

(b) such transaction shall be upon such terms and conditions as to substantially preserve and not impair any of the rights, duties, powers and authorities of the Trustee or the holders of the Exchangeable Shares.

11.2 Vesting of Powers in Successor. Whenever the conditions of Section 11.1 have been duly observed and performed, the parties, if required by Section 11.1, shall execute and deliver the supplemental trust agreement provided for in Section 11.1(a) and thereupon the Contango Successor and such other Person that may then be the issuer of the Contango Shares shall possess and from time to time may exercise each and every right and power of Contango under this Agreement in the name of Contango or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Contango or any officers of Contango may be done and performed with like force and effect by the directors or officers of such Contango Successor.

11.3 Wholly-Owned Subsidiaries. Nothing herein shall be construed as preventing (a) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Contango (other than the Acquiror or CallCo) with or into Contango, (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Contango (other than the Acquiror or CallCo), provided that all of the assets of such subsidiary are transferred to Contango or another wholly-owned direct or indirect subsidiary of Contango, (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Contango among the shareholders of such subsidiary for the purpose of winding up its affairs, and (d) any such transactions which are expressly permitted by this Article 11.

11.4 Successor Transactions. Notwithstanding the foregoing provisions of this Article 11, in the event of a Contango Extraordinary Transaction:

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(a) in which Contango merges, combines or amalgamates with, or in which all or substantially all of the then outstanding Contango Shares are acquired by, one or more other corporations to which Contango is, immediately before such merger, combination, amalgamation or acquisition, "related" within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof) or any analogous provision under the Code;

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions; and

(c) in which all or substantially all of the then outstanding Contango Shares are converted into or exchanged for the Other Shares of the Other Corporation that, immediately after such Contango Extraordinary Transaction, owns or controls, directly or indirectly, Contango;

then, (i) all references herein to "Contango" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "Contango Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to this Agreement immediately subsequent to the Contango Extraordinary Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to this Agreement had occurred immediately prior to the Contango Extraordinary Transaction and the Contango Extraordinary Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of this Agreement and without any further action required, and (ii) Contango shall cause the Other Corporation to deposit one or more voting securities of such Other Corporation to allow Beneficiaries to exercise voting rights in respect of the Other Corporation substantially similar to those provided for in this Agreement.

ARTICLE 12
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1 Amendments, Modifications, etc. Subject to Section 12.2, 12.4 and 14.1 this Agreement may not be amended or modified except by an agreement in writing executed by Contango, CallCo, the Acquiror and the Trustee and approved by the Beneficiaries in accordance with Section 27.10(b) of the Exchangeable Share Provisions. No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

12.2 Ministerial Amendments. Notwithstanding the provisions of Section 12.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of Contango, CallCo, the Acquiror and the Trustee, acting on the advice of counsel, shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

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(b) evidencing the succession of Contango Successors and the covenants of and obligations assumed by each such Contango Successor in accordance with the provisions of Article 11;

(c) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of Contango, CallCo and the Acquiror and in the opinion of the Trustee, acting on the advice of counsel, it may be expedient to make, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(d) making such changes or corrections which, on the advice of counsel to Contango, CallCo, the Acquiror and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that each such board of directors and the Trustee shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the Beneficiaries.

12.3 Meeting to Consider Amendments. The Acquiror, at the request of Contango, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the articles of the Acquiror, the Exchangeable Share Provisions and all applicable laws.

12.4 Changes in Capital of Contango and the Acquiror. Notwithstanding the provisions of Section 12.1, at all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Contango Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Contango Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5 Execution of Supplemental Trust Agreements. Notwithstanding the provisions of Section 12.1, from time to time Contango, CallCo and the Acquiror (in each case, when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Contango Successors and the covenants of and obligations assumed by each such Contango Successor in accordance with the provisions of Article 11 and the successors of the Trustee or any successor trustee in accordance with the provisions of Article 10;

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(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Right which, in the opinion of the Trustee, acting on the advice of counsel, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Contango, CallCo, the Acquiror, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation to make or evidence any amendment or modification to this Agreement as contemplated hereby; provided that, in the opinion of the Trustee, acting on the advice of counsel, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 13
TERMINATION

13.1 Term. The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary; and

(b) each of Contango, CallCo and the Acquiror elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 27.10(b) of the Exchangeable Share Provisions.

13.2 Survival of Agreement. This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 8 and Article 9 shall survive any such termination of this Agreement.

ARTICLE 14
GENERAL

14.1 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

14.2 Enurement. This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and, subject to the terms hereof, to the benefit of the Beneficiaries.

14.3 Notices to Parties. Any notice and other communications required or permitted to be given pursuant to this Agreement shall be sufficiently given if delivered in person or if sent by electronic transmission to the parties at the following addresses:

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(a) In the case of Contango, CallCo or the Acquiror at the following address:

Contango ORE, Inc.

516 2nd Avenue

Fairbanks, AK 99701

Attention: Chief Executive Officer

E-mail: mclark@contangoore.com

with copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street,

Vancouver, BC V6E 4E5

Attention: Steven McKoen, K.C. and Emma Costante

E-mail: steven.mckoen@blakes.com and emma.costante@blakes.com

(b) In the case of Trustee, at the following address:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9
Attention: General Manager, Corporate Trust
Email: corporatetrust.vancouver@computershare.com

and such notice or other communication shall be deemed to have been given and received (x) if delivered on a Business Day prior to 5:00 p.m. (local time in the place where the notice or other communication is received), on the date of delivery, or (y) ) if notice is delivered after 5:00 p.m. or if such day is not a Business Day, then on the next Business Day. Either party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

14.4 Notice to Beneficiaries. Any notice, request or other communication to be given to a Beneficiary shall be given or sent to the address of the holder recorded in the securities register of the Acquiror or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder, in any manner permitted by the articles of the Acquiror, and shall be deemed received at the time specified by such articles. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken pursuant thereto.

14.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Each party agrees that this Agreement may be delivered by electronic means and that electronic signatures shall be binding in the same manner as original signatures.

14.6 Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

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14.7 Attornment. Each of Contango, CallCo, the Acquiror and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the nonexclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and Contango hereby appoints the Acquiror at its registered office in the Province of British Columbia as attorney for service of process.

14.8 Communications Methods. The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee ("Electronic Methods") from a Person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) the authorized representative of a party, as sufficient instructions and authority of the party for the Trustee to act and shall have no duty to verify or confirm that such Person is so authorized. The parties hereto acknowledge that they are fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than Electronic Methods.

14.9 Force Majeure. No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 14.9.

[Remainder of this page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTANGO ORE, INC.

By:
Name:
Title:

1566002 B.C. UNLIMITED LIABILITY COMPANY

By:
Name:
Title:

1566004 B.C. LTD.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

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Appendix "G-2"
Exchangeable Share Support Agreement

(See attached.)

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EXCHANGEABLE SHARE SUPPORT AGREEMENT

THIS EXCHANGEABLE SHARE SUPPORT AGREEMENT made as of _______________, 2026 among Contango ORE, Inc., a corporation existing under the laws of the State of Delaware ("Contango"), 1566002 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws British Columbia ("CallCo") and 1566004 B.C. Ltd., a company existing under the laws of British Columbia (the "Acquiror").

RECITALS:

A. In connection with an arrangement agreement (the "Arrangement Agreement") dated December 7, 2025 between Contango, the Acquiror and Dolly Varden Silver Corporation (the "Company"), the Acquiror is to issue exchangeable shares (the "Exchangeable Shares") to certain holders of common shares of the Company pursuant to an arrangement under Division 5 of Part 9 of the BCBCA (the "Arrangement") on the terms and conditions set out in the Plan of Arrangement.

B. Pursuant to the Arrangement Agreement, and as a step in the Plan of Arrangement, Contango, CallCo and the Acquiror are required to enter into an exchangeable share support agreement (this "Agreement").

C. In connection with the Plan of Arrangement, it is necessary and advisable to provide Contango and CallCo with the rights herein with respect to the Exchangeable Shares.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "Exchangeable Share Provisions") attaching to the Exchangeable Shares as set out in the articles of the Acquiror.

1.2 Interpretation Not Affected by Headings. The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4 Date of any Action. If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. References to time are to local time, Vancouver, British Columbia, Canada, unless otherwise specified.

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1.5 Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.6 Other Definitional and Interpretative Provisions.

(1) References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(2) References in this Agreement to any contract or agreement are to that contract or agreement as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(3) References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

ARTICLE 2
COVENANTS OF CONTANGO AND EXCHANGECO

2.1 Covenants Regarding Exchangeable Shares. So long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding, Contango shall:

(a) not take any action that will result in the declaration or payment of any dividend or make any other distribution on the Contango Shares unless the Acquiror shall (A) simultaneously declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an "Equivalent Dividend"), (B) in the case of a cash dividend or other distribution, receive sufficient money or other assets from Contango (through any intermediary entities) to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend, and (C) in the case of a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares, have sufficient authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend; provided however, for the avoidance of doubt, that in no event may the Acquiror elect to effect a dividend or other distribution that is a stock or share dividend or a distribution of stock or shares in the form of cash or property other than stock or shares;

(b) advise the Acquiror sufficiently in advance of the declaration by Contango of any dividend or other distribution on the Contango Shares and take all such other actions as are reasonably necessary or desirable, in co-operation with the Acquiror, to ensure that (A) the respective declaration date, record date and payment date for an Equivalent Dividend shall be the same as the declaration date, record date and payment date for the corresponding dividend or other distribution on the Contango Shares; and (B) the record date for any dividend or other distribution declared on the Contango Shares is not less than 10 Business Days after the declaration date of such dividend or declaration in each case provided that, if the record date for the dividend or other distribution declared on or in respect of the Contango Shares is more than two (2) months from the date such dividend or other distribution is paid, then the record date in connection with the payment of the dividend or other distribution declared on the Exchangeable Shares shall be two (2) months prior to the payment of such dividend or other distribution;

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(c) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Acquiror, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of the Acquiror, whether voluntary or involuntary, or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by the Acquiror, as the case may be, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit the Acquiror to deliver or cause to be delivered Contango Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of Sections 27.5, 27.6 or 27.7, as the case may be, of the Exchangeable Share Provisions;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Trustee, in accordance with applicable law, to perform its obligations under the Voting and Exchange Trust Agreement, including, without limitation, all such actions and all such things as are reasonably necessary or desirable to enable and permit the Trustee in its capacity as trustee under the Voting and Exchange Trust Agreement to exercise voting rights in respect of a Contango Meeting (as such term is defined in the Voting and Exchange Trust Agreement) as provided for therein;

(e) take all such actions and do all such things as are necessary or desirable to enable and permit Contango or CallCo, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Contango or CallCo, as the case may be, to deliver or cause to be delivered Contango Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as the case may be;

(f) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Contango, in accordance with applicable law, to perform its obligations in connection with a Retraction Request pursuant to Section 27.6 of the Exchangeable Share Provisions and the redemption by the Acquiror pursuant to Section 27.7 of the Exchangeable Share Provisions, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Contango to deliver or cause to be delivered Contango Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of Sections 27.6 or 27.7 of the Exchangeable Share Provisions; and

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(g) not and shall ensure that it and its affiliates do not exercise any voting rights as a shareholder of the Acquiror to initiate the voluntary liquidation, dissolution or winding up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Acquiror or any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, without the prior approval of the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions as long as any Exchangeable Shares are outstanding.

2.2 Segregation of Funds. Contango will cause the Acquiror to deposit a sufficient amount of funds in a separate account of the Acquiror and segregate a sufficient amount of such other assets and property as is necessary to enable the Acquiror to pay or otherwise satisfy its obligations with respect to the Equivalent Dividend, Liquidation Amount, Retraction Price or Redemption Price, in each case once such amounts become payable under the terms of this Agreement, the Voting and Exchange Trust Agreement or the Exchangeable Share Provisions. Once such amounts become payable, Contango will transfer such funds to the Acquiror (through any intermediary entities) and the Acquiror will use such funds, assets and property so segregated exclusively for the payment or other satisfaction of the Equivalent Dividend and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Reservation of Contango Shares. Contango hereby represents, warrants and covenants in favour of the Acquiror and CallCo that Contango has reserved for issuance and shall, at all times while any Exchangeable Shares are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Contango Shares (or other shares or securities into which Contango Shares may be reclassified or changed as contemplated by Section 2.7):

(a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time, and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and

(b) as are now and may hereafter be required to enable and permit each of Contango, CallCo and the Acquiror to meet its obligations under the Voting and Exchange Trust Agreement, the Exchangeable Share Provisions and any other security or commitment relating to the Arrangement pursuant to which Contango may now or hereafter be required to issue or cause to be issued Contango Shares.

2.4 Notification of Certain Events. In order to assist Contango to comply with its obligations hereunder and to permit Contango or CallCo to exercise, as the case may be, the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as applicable, the Acquiror shall notify Contango and CallCo of each of the following events at the time set forth below:

(a) in the event of any determination by the board of directors of the Acquiror to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Acquiror or to effect any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

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(b) promptly upon the earlier of (i) receipt by the Acquiror of notice of, and (ii) the Acquiror otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Acquiror or to effect any other distribution of the assets of the Acquiror among its shareholders for the purpose of winding up its affairs;

(c) immediately, upon receipt by the Acquiror of a Retraction Request;

(d) on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions;

(e) as soon as practicable upon the issuance by the Acquiror of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares pursuant to the Arrangement); and

(f) promptly, upon receiving notice of a Change of Law.

2.5 Delivery of Contango Shares. Upon notice from CallCo or the Acquiror of any event that requires CallCo or the Acquiror to deliver or cause to be delivered Contango Shares to any holder of Exchangeable Shares, Contango shall forthwith issue and deliver or cause to be delivered the requisite number of Contango Shares for the benefit of CallCo or the Acquiror, as appropriate, and CallCo or the Acquiror, as the case may be, shall forthwith cause to be delivered the requisite number of Contango Shares to be received by or for the benefit of the former holder of the surrendered Exchangeable Shares. All such Contango Shares shall be duly authorized and validly issued as fully paid, non-assessable, free of preemptive rights and shall be free and clear of any lien, claim or encumbrance.

2.6 Qualification of Contango Shares.

(1) Contango covenants and agrees that it will use reasonable best efforts to (A) file a registration statement (the "Registration Statement") on Form S-3 (or any successor or other applicable form) under the U.S. Securities Act of 1933, as amended (the "1933 Act") to register the Contango Shares to be issued or delivered to holders of the Exchangeable Shares by Contango or CallCo (including, for greater certainty, pursuant to the Exchange Right, as that term is defined in the Voting and Exchange Trust Agreement, or the Automatic Exchange Right) by or as promptly as practicable after the Effective Date, and (B) cause such registration statement to become effective as promptly as practicable after such filing and to maintain the effectiveness of such registration statement (or any appropriate replacement registration statement) for so long as any Exchangeable Shares remain outstanding. Without limiting the generality of the foregoing, Contango and CallCo each covenant and agree that it will take all such actions and do all such things as are reasonably necessary or desirable to make such filings and seek such regulatory consents and approvals as are necessary so that the Contango Shares to be issued or delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and this Agreement will be offered, sold, issued and delivered in compliance with the 1933 Act and all applicable state securities laws, and applicable securities laws in Canada and will not be subject to any hold period as contemplated by Rule 144 under the 1933 Act or subject to any "hold period" resale restriction under National Instrument 45-102 Resale of Securities. Contango will use its reasonable best efforts to cause all Contango Shares to be delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and this Agreement to be listed, quoted and posted for trading on all stock exchanges and quotation systems on which outstanding Contango Shares have been listed by Contango and remain listed and are quoted or posted for trading at such time.

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(2) Notwithstanding any other provision of the Exchangeable Share Provisions, or any term of this Agreement, the Voting and Exchange Trust Agreement or the Plan of Arrangement, no Contango Shares shall be issued (and Contango will not be required to issue any Contango Shares) in connection with any liquidation, dissolution or winding-up of the Acquiror, or any retraction, redemption or any other exchange, direct or indirect, of Exchangeable Shares, if such issuance of Contango Shares would not be permitted by applicable laws.

2.7 Economic Equivalence.

(1) So long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding:

(a) Contango shall not without the prior approval of the Acquiror and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b) of the Exchangeable Share Provisions:

(i) issue or distribute Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) to the holders of all or substantially all of the then outstanding Contango Shares by way of stock or share dividend or other distribution, other than an issue of Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) to holders of Contango Shares (A) who exercise an option to receive dividends in Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Contango Shares entitling them to subscribe for or to purchase Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Contango Shares (A) shares or securities of Contango of any class other than Contango Shares (or securities convertible into or exchangeable for or carrying rights to acquire Contango Shares), (B) rights, options, warrants or other assets other than those referred to in Section 2.7(1)(a)(ii), (C) evidence of indebtedness of Contango or (D) assets of Contango;

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unless, in each case, the Acquiror issues or distributes the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Contango in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b) Contango shall not without the prior approval of the Acquiror and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b) of the Exchangeable Share Provisions:

(i) subdivide, redivide or change the then outstanding Contango Shares into a greater number of Contango Shares; or

(ii) reduce, combine, consolidate or change the then outstanding Contango Shares into a lesser number of Contango Shares; or

(iii) reclassify or otherwise change the Contango Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Contango Shares;

unless, in each case, the same subdivision, redivision, reduction, combination or consolidation, as applicable or a change that provides economic equivalence and equivalent voting rights is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Contango in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement.

(c) Contango shall ensure that the record date for any event referred to in Section 2.7(1)(a) or Section 2.7(1)(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Contango (with contemporaneous notification thereof by Contango to the Acquiror).

(2) The board of directors of the Acquiror shall determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the board of directors may determine), "economic equivalence" for the purposes of any event referred to in Section 2.7(1)(a) or Section 2.7(1)(b) and each such determination shall be conclusive and binding on Contango, absent manifest error. In making each such determination, the following factors shall, without excluding other factors determined by the board of directors of the Acquiror to be relevant, be considered by the board of directors of the Acquiror:

(a) in the case of any stock or share dividend or other distribution payable in Contango Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of Contango Shares previously outstanding;

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(b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Contango Shares (or securities exchangeable for or convertible into or carrying rights to acquire Contango Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each Contango Share and the Current Market Price of a Contango Share, the price volatility of the Contango Shares and the terms of any such instrument;

(c) in the case of the issuance or distribution of any other form of property (including, without limitation, any shares or securities of Contango of any class other than Contango Shares, any rights, options or warrants other than those referred to in Section 2.7(2)(b), any evidences of indebtedness of Contango or any assets of Contango), the relationship between the fair market value (as determined by the board of directors of the Acquiror in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Contango Share and the Current Market Price of a Contango Share;

(d) in the case of any subdivision, redivision or change of the then outstanding Contango Shares into a greater number of Contango Shares or the reduction, combination, consolidation or change of the then outstanding Contango Shares into a lesser number of Contango Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting Contango Shares, the effect thereof upon the then outstanding Contango Shares; and

(e) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Contango Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(3) The Acquiror agrees that, to the extent required, upon due notice from Contango, the Acquiror shall take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by the Acquiror, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Contango Shares and Exchangeable Shares as provided for in this Section 2.7.

2.8 Preferred Share Taxation. The Acquiror agrees that it shall make such elections, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary actions under the Tax Act to pay tax at a rate such that no holder of Exchangeable Shares will be required to pay tax under section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect with respect to any dividends paid or payable or deemed paid or payable on the Exchangeable Shares at any time, and Contango agrees to cause the Acquiror to undertake such actions and do such things in accordance with the foregoing.

2.9 Tender Offers. In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Contango Shares (an "Offer") is proposed by Contango or is proposed to Contango or its shareholders and is recommended by the board of directors of Contango, or is otherwise effected or to be effected with the consent or approval of the board of directors of Contango, and the Exchangeable Shares are not redeemed by the Acquiror or purchased by Contango or CallCo pursuant to the Redemption Call Right, Contango and the Acquiror will use reasonable efforts (in the case of the Acquiror, best efforts) to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Contango and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Contango Shares, without discrimination. Without limiting the generality of the foregoing, Contango and the Acquiror will use reasonable efforts in good faith (in the case of the Acquiror, best efforts) to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against the Acquiror (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of the Acquiror to redeem, or Contango or CallCo to purchase pursuant to the Redemption Call Right, Exchangeable Shares in the event of a Contango Extraordinary Transaction.

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2.10 Contango and Affiliates Not to Vote Exchangeable Shares. Each of Contango and CallCo covenants and agrees that it shall appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Each of Contango and CallCo further covenants and agrees that it shall not, and shall cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the BCBCA (or any successor or other corporate statute by which the Acquiror may in the future be governed) with respect to any Exchangeable Shares held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares; provided however, for further clarity, that this Section 2.10 shall not in any way restrict the right of Contango or any of its affiliates to vote their common shares of the Acquiror in accordance with the articles of the Acquiror.

2.11 Ordinary Market Purchases. For greater certainty, nothing contained in this Agreement, including, without limitation, the obligations of Contango contained in Section 2.8, shall limit the ability of Contango (or any of its affiliates) to make ordinary market or other voluntary purchases of Contango Shares, including by private agreement, in accordance with applicable laws and regulatory or stock exchange requirements.

2.12 Ownership of Outstanding Shares. Without the prior approval of the Acquiror and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 27.10(b) of the Exchangeable Share Provisions, Contango covenants and agrees in favour of the Acquiror that, as long as any outstanding Exchangeable Shares not owned by Contango or its affiliates are outstanding, Contango will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares in the capital of the Acquiror and CallCo. Notwithstanding the foregoing, Contango shall not be in violation of this Section 2.12 if any Person or group of Persons acting jointly or in concert acquires all or substantially all of the assets of Contango or the Contango Shares pursuant to any merger or similar transaction involving Contango pursuant to which Contango is not the surviving corporation.

2.13 Reimbursement by Contango. Contango shall reimburse the Acquiror for, and indemnify and hold the Acquiror harmless against, any expense or liability incurred by the Acquiror with respect to the Exchangeable Shares.

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2.14 U.S. Federal Income Tax Treatment. The Exchangeable Shares shall be treated as shares of Contango for all U.S. federal income tax purposes, and each of Contango, CallCo and the Acquiror agree to file all U.S. tax returns consistently therewith, except as otherwise required by a "determination" within the meaning of Section 1313(a) of the Code.

ARTICLE 3
CONTANGO SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc. Subject to Section 27.7 of the Exchangeable Share Provisions and Article 4 hereof with respect to a Contango Extraordinary Transaction, so long as any Exchangeable Shares not owned by Contango or its affiliates are outstanding, Contango shall not enter into any transaction (whether by way of reorganization, consolidation, arrangement, amalgamation, merger, business combination, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of an amalgamation or merger or combination, of the continuing corporation resulting therefrom, provided that it may do so if:

(a) such other Person or continuing corporation (the "Contango Successor") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the Contango Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Contango Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Contango under this Agreement; and

(b) such transaction shall be upon such terms and conditions as to preserve and not to impair any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares.

3.2 Vesting of Powers in Successor. Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the Contango Successor and such other Person that may then be the issuer of the Contango Shares shall possess and from time to time may exercise each and every right and power of Contango under this Agreement in the name of Contango or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Contango or any officers of Contango may be done and performed with like force and effect by the directors or officers of such Contango Successor.

3.3 Wholly-Owned Subsidiaries. Nothing herein shall be construed as preventing (a) the amalgamation, merger or combination of any wholly-owned direct or indirect subsidiary of Contango (other than the Acquiror or CallCo) with or into Contango, (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Contango (other than the Acquiror or CallCo), provided that all of the assets of such subsidiary are transferred to Contango or another wholly-owned direct or indirect subsidiary of Contango, (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Contango (other than the Acquiror or CallCo) among the shareholders of such subsidiary for the purpose of winding up its affairs, and (d) any such transactions are expressly permitted by this Article 3.

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3.4 Successorship Transaction. Notwithstanding the foregoing provisions of this Article 3, in the event of a Contango Extraordinary Transaction:

(a) in which Contango merges, combines or amalgamates with, or in which all or substantially all of the then outstanding Contango Shares are acquired by, one or more other corporations to which Contango is, immediately before such merger, combination, amalgamation or acquisition, "related" within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof) or any analogous provision under the Code;

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions; and

(c) in which all or substantially all of the then outstanding Contango Shares are converted into or exchanged for shares or rights to receive such shares (the "Other Shares") of another corporation (the "Other Corporation") that, immediately after such Contango Extraordinary Transaction, owns or controls, directly or indirectly, Contango;

then all references herein to "Contango" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "Contango Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Contango Extraordinary Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions, or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Contango Extraordinary Transaction and the Contango Extraordinary Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including, without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

ARTICLE 4
CERTAIN RIGHTS OF CONTANGO AND CALLCO TO ACQUIRE EXCHANGEABLE SHARES

4.1 Liquidation Call Right

The parties hereto hereby acknowledge the rights and obligations of Contango and CallCo in respect of the Exchangeable Shares as contained in Section 27.17 of the Exchangeable Share Provisions.

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4.2 Redemption Call Right

The parties hereto hereby acknowledge the rights and obligations of Contango and CallCo in respect of the Exchangeable Shares as contained in Section 27.18 of the Exchangeable Share Provisions.

4.3 Change of Law Call Right

The parties hereto hereby acknowledge the rights and obligations of Contango and CallCo in respect of the Exchangeable Shares as contained in Section 27.19 of the Exchangeable Share Provisions.

4.4 Retraction Call Right

The parties hereto hereby acknowledge the rights and obligations in respect of the Exchangeable Shares contained in Section 27.6(b) of the Exchangeable Share Provisions.

ARTICLE 5
GENERAL

5.1 Term. This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any Person other than Contango and any of its affiliates.

5.2 Changes in Capital of Contango and the Acquiror. Notwithstanding the provisions of Section 5.4, at all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 or otherwise, as a result of which either Contango Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Contango Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

5.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.4 Amendments, Modifications. Subject to Section 5.2, Section 5.3 and Section 5.5, this Agreement may not be amended or modified except by an agreement in writing executed by Contango, CallCo and the Acquiror and approved by the holders of the Exchangeable Shares in accordance with Section 27.10(b) of the Exchangeable Share Provisions. No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

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5.5 Ministerial Amendments. Notwithstanding the provisions of Section 5.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto if the board of directors of each of Contango, CallCo and the Acquiror shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) evidencing the succession of Contango Successors and the covenants of and obligations assumed by each such Contango Successor in accordance with the provisions of Article 3;

(c) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of Contango, CallCo and the Acquiror, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(d) making such changes or corrections hereto which, on the advice of counsel to Contango, CallCo and the Acquiror, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained herein, provided that the boards of directors of each of Contango, CallCo and the Acquiror shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

5.6 Meeting to Consider Amendments. The Acquiror, at the request of Contango, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 5.4. Any such meeting or meetings shall be called and held in accordance with the articles of the Acquiror, the Exchangeable Share Provisions and all applicable laws.

5.7 Enurement. This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

5.8 Notices to Parties. Any notice and other communications required or permitted to be given pursuant to this Agreement shall be sufficiently given if delivered in person or if sent by electronic transmission to the parties at the following address:

(a) In the case of Contango, CallCo or the Acquiror at the following address:

Contango ORE, Inc.

516 2nd Avenue

Fairbanks, AK 99701

Attention: Chief Executive Officer

E-mail: mclark@contangoore.com

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with copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street,

Vancouver, BC V6E 4E5

Attention: Steven McKoen, K.C. and Emma Costante

E-mail: steven.mckoen@blakes.com and emma.costante@blakes.com and such notice or other communication shall be deemed to have been given and received (x) if delivered on a Business Day prior to 5:00 p.m. (local time in the place where the notice or other communication is received), on the date of delivery, or (y) if notice is delivered after 5:00 p.m. or if such day is not a Business Day, then on the next Business Day. Either party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

5.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.  Each party agrees that this Agreement may be delivered by electronic means and that electronic signatures shall be binding in the same manner as original signatures.

5.10 Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

[Remainder of this page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTANGO ORE, INC.

By: __________________________________________

 Name:

 Title:

1566002 B.C. UNLIMITED LIABILITY COMPANY

By: __________________________________________

 Name:

 Title:

1566004 B.C. LTD.

By: __________________________________________

 Name:

 Title:

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Appendix "H"
Information Relating to Contango

The following information reflects the current business, financial and share capital position of Contango on a pre-Arrangement basis, and should be read in conjunction with the documents incorporated by reference in this Appendix "H". For more information about Contango, see Contango's consolidated financial statements, annual filings, material change reports and other regulatory filings which are posted under Contango's profile on EDGAR at www.sec.gov.

All capitalized terms used in this Appendix "H" and not defined herein have the meaning ascribed to such terms in the "Glossary of Defined Terms" or elsewhere in the accompanying management information circular (the "Circular"). Terms defined in this Appendix "H" but not otherwise defined or used elsewhere in the Circular are only applicable to this Appendix "H".

In this Appendix "H", references to "$" are to United States dollars, unless indicated otherwise. Certain totals, subtotals and percentages throughout this Appendix "H" may not reconcile due to rounding.

Unless the context requires otherwise or unless stated otherwise, references in this Appendix "H" to "Contango," and "CORE," refer to Contango ORE, Inc. and its subsidiaries on a consolidated basis.

Certain statements contained in this Appendix "H", and in certain documents incorporated by reference in this Appendix "H", contain forward-looking information within the meaning of applicable Canadian Securities Laws and U.S. Securities Laws. Readers are cautioned that actual results may vary. See "Forward-Looking Statements" in the Circular.

SUMMARY

Overview

Contango was formed on September 1, 2010 as a Delaware corporation for the purpose of engaging in the exploration for and development of gold ore and associated minerals in the State of Alaska. On January 8, 2015, CORE Alaska, LLC, a wholly-owned subsidiary of the Company ("CORE Alaska"), and a subsidiary of Royal Gold, Inc. ("Royal Gold") formed Peak Gold, LLC (the "Peak Gold JV") as a joint venture owned 60.0% by CORE Alaska and 40.0% by Royal Gold. On September 30, 2020, CORE Alaska sold a 30.0% membership interest in the Peak Gold JV to KG Mining (Alaska), Inc. ("KG Mining"), an indirect wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), a large gold producer with a diverse global portfolio and extensive operating experience in Alaska. The sale is referred to in this Appendix "H" as the "CORE Transactions".

Concurrently with the CORE Transactions, KG Mining, in a separate transaction, acquired 100% of the equity of Royal Alaska, LLC from Royal Gold, which held Royal Gold's 40.0% membership interest in the Peak Gold JV (the "Royal Gold Transactions" and, together with the CORE Transactions, the "Kinross Transactions"). After the consummation of the Kinross Transactions, CORE Alaska retained its 30.0% membership interest in the Peak Gold JV and KG Mining held the remaining 70.0% membership interest. Kinross serves as the manager of the Peak Gold JV and operator of the Manh Choh Project (as defined below).

Contango conducts its business through the below primary means:

• a 30.0% membership interest in the Peak Gold JV, which leases approximately 675,000 acres from the Tetlin Tribal Council and holds approximately 13,000 additional acres of State of Alaska mining claims (such combined acreage, the "Peak Gold JV Property") for exploration and development, including in connection with the Peak Gold JV's production from the Main and North Manh Choh deposits within the Peak Gold JV Property ("Manh Choh" or the "Manh Choh Project");

• its wholly-owned subsidiary, Contango Mining Canada Inc., a corporation organized under the laws of British Columbia ("Contango Mining Canada"), which holds Contango's 100% equity interest in HighGold Mining Inc., a corporation existing under the laws of the Province of British Columbia ("HighGold"). HighGold holds Contango's 100% equity interest in JT Mining, Inc., which leases for exploration the mineral rights to approximately 21,000 acres ("Johnson Tract" or the "Johnson Tract Project"), located near tidewater, 125 miles southwest of Anchorage, Alaska, from Cook Inlet Region, Inc. ("CIRI"), one of 12 land-based Alaska Native regional corporations created by the Alaska Native Claims Settlement Act of 1971;

• its wholly-owned subsidiary, Contango Lucky Shot Alaska, LLC (formerly Alaska Gold Torrent, LLC), an Alaska limited liability company, which leases for exploration the mineral rights to approximately 8,600 acres of State of Alaska and patented mining claims ("Lucky Shot" or the "Lucky Shot Project"), located in the Willow Mining District about 75 miles north of Anchorage, Alaska, from Alaska Hard Rock, Inc.;

• its wholly-owned subsidiary, Contango Minerals Alaska, LLC, which separately controls the mineral rights to approximately 145,280 acres of State of Alaska mining claims for exploration, including (i) approximately 69,780 acres located immediately northwest of the Peak Gold JV Property (the "Eagle/Hona Property"), (ii) approximately 14,800 acres located northeast of the Peak Gold JV Property (the "Triple Z Property"), (iii) approximately 52,700 acres of new property in the Richardson district of Alaska (the "Shamrock Property") and (iv) approximately 8,000 acres located to the north and east of the Lucky Shot Project (the "Willow Property" and, together with the Eagle/Hona Property, the Triple Z Property, and the Shamrock Property, collectively the "Minerals Property"); and

• its wholly-owned subsidiary, Avidian Gold Alaska Inc., an Alaskan corporation, which separately controls the mineral rights to approximately 11,711 acres of State of Alaska mining claims and upland mining leases for exploration, including (i) approximately 1,021 acres (the "Amanita NE Property") located in the Fairbanks Mining District approximately three miles east of the Fort Knox Gold Mine and 20 miles north of Fairbanks, Alaska, and (ii) approximately 10,690 acres (the "Golden Zone Property") located in the Valdez Creek Mining District on the eastern edge of the Alaska Range, located, approximately 150 miles southwest of Fairbanks, Alaska, along the George Parks Highway; and which leases for exploration the mineral rights to approximately 3,380 acres of State of Alaska mining claims, leasehold locations and an upland mining lease, located in the Fairbanks Mining District approximately five miles southwest of the Fort Knox Gold Mine and about 10 miles north of Fairbanks, Alaska (the "Amanita Property" and together with the Amanita NE Property and the Golden Zone Property, collectively, the "Avidian Properties").

The Johnson Tract Project, Lucky Shot Project and the Minerals Property are collectively referred to in this Appendix "H" as the "Contango Properties". The Manh Choh Project is in the production stage, while all of Contango's other projects are in the exploration stage.

Contango's principal executive offices are located at 516 2nd Avenue, Suite 401, Fairbanks, Alaska 99701. Contango's telephone number is (907) 888-4273 and its website address is www.contangoore.com. Information contained on Contango's website does not constitute a part of this Appendix "H" or the Circular.

Recent Developments

Manh Choh Project

In July 2024, the Peak Gold JV commenced production at the Manh Choh Project and processing ore at the Fort Knox mining and milling facility located approximately 240 miles away in Fairbanks, Alaska. On July 8, 2024, the Manh Choh Project achieved a significant milestone and poured its first gold bar, on schedule. In 2024, Contango received $40.5 million in cash distributions from the Peak Gold JV relating to production at Manh Choh, followed by $87.0 million received during the nine months ended September 30, 2025.

During the first quarter of 2025, the Peak Gold JV (on a 100% basis) processed 323,000 tons of ore with an average grade of 0.215 ounces ("oz") per ton and containing approximately 69,500 oz of gold. Gold recovery averaged 93.5%, resulting in approximately 65,000 oz of recovered gold, of which Contango's 30% share amounted to 19,500 oz of gold. During the first quarter of 2025, 17,382 oz of gold were delivered to Contango and sold during the period.

During the second quarter of 2025, the Peak Gold JV (on a 100% basis) processed 255,000 tons of ore with an average grade of 0.222 oz per ton and containing approximately 56,000 oz of gold. Gold recovery averaged 93%, resulting in approximately 52,000 oz of recovered gold, of which Contango's 30% share amounted to 15,700 oz of gold. During the second quarter of 2025, 17,764 oz of gold were delivered to Contango and sold during the period. As of June 30, 2025, 241 oz of gold remained in Contango.

During the third quarter of 2025, the Peak Gold JV (on a 100% basis) processed 287,000 tons of ore with an average grade of 0.214 oz per ton and containing approximately 61,400 oz of gold. Gold recovery averaged 92.5%, resulting in approximately 56,800 oz of recovered gold, of which Contango's 30% share amounts to approximately 17,000 oz of gold. During the third quarter of 2025, 16,428 oz of gold were delivered to Contango and Contango sold 16,669 oz of during the period, which included 241 oz that was remaining at the end of the second quarter of 2025.

Johnson Tract Project

On May 6, 2025, Contango announced that it had completed a Technical Report Summary ("TRS") on the Johnson Tract Project. The TRS summarizes the results of an Initial Assessment ("IA") of the potential viability for a seven-year life of mine ("LOM"), underground mining operation, utilizing the same direct ship ore ("DSO") approach as the Manh Choh mine. The TRS was filed on May 12, 2025.

IA HIGHLIGHTS:

• Pre-tax net present value discounted at 5% ("NPV5") of $359.0 million

• Pre-tax Internal Rate of Return ("IRR") of 37.4%

• Post-tax NPV5 of $224.5 million with a post-tax IRR of 30.2%

• Seven-year LOM

• LOM annual average production of 102,258 gold equivalent oz ("GEO") at 7.58 grams per tonne

• Initial capital costs of $213.6 million, including $36 million for contingency costs

• Sustaining capital costs of $61.3 million, including $12.3 million for contingency costs

• All-in Sustaining costs estimated at $860 per GEO sold

• Non-discounted payback period 1.3 years

During the third quarter of 2025, Contango continued with ongoing work to permit the underground exploration drift along with baseline environmental and engineering work to support permitting a road and barge landing facility within the Transportation and Port Easements granted to CIRI the underlying land owner. Field crews started work in July 2025 and finalized the field program in mid-October.

Lucky Shot Project

Subsequent to the end of the third quarter of 2025, Contango mobilized a drill rig at the Lucky Shot mine site to commence the first phase of a 15,000-meter underground in-fill drilling program. Contango expects assay results to start being reported in the first quarter of 2026. This work, along with detailed engineering, hydrology and geotechnical work will form the basis for a feasibility level mine and transportation plan for Lucky Shot, which are targeting to produce 30,000 to 40,000 oz of gold per year using Contango's DSO approach. Contango expects to complete the feasibility study in 12 to 18 months and make a production decision in 2027.

ATM Program

On June 8, 2023, Contango entered into a Controlled Equity OfferingSM Sales Agreement (the "Sales Agreement") with Cantor Fitzgerald & Co. (the "ATM Agent"), pursuant to which Contango may offer and sell from time to time up to $40,000,000 of shares of Contango's common stock through the Agent (the "ATM Program"). The offer and sale of the common stock has been registered under the Securities Act, pursuant to Contango's registration statement on Form S-3 (File No. 333-283285).

Contango pays the ATM Agent a commission of 2.75% of the gross proceeds of the Contango Shares sold through it under the Sales Agreement. Pursuant to the Sales Agreement, Contango sold 480,898 Contango Shares during the nine-month period ended September 30, 2025 and 87,815 shares during the nine-month period ended September 30, 2024 for net proceeds of approximately $9.6 million and $1.8 million, respectively. $23 million of Contango Shares remain available for sale under the ATM Program as of September 30, 2025.

Underwritten Offering - 2025

On September 25, 2025, Contango sold 1,975,000 Contango Shares and pre-funded warrants to purchase up to 525,000 Contango Shares at an offering price of $20.00 per share and $19.99 per pre-funded warrant and received gross proceeds of $50.0 million before deducting underwriting discounts and offering expenses of $3.0 million. The offering price of the pre-funded warrant equaled the public offering price per Contango Share less the $0.01 per share exercise price of each pre-funded warrant. The September offering was made pursuant to Contango's effective shelf registration statement on Form S-3.

Committee for Safe Communities Complaint

On October 20, 2023, the Committee for Safe Communities ("CSC"), an Alaskan non-profit corporation inclusive of certain vacation homeowners along the Manh Choh ore haul route and others, formed for the purpose of opposing the Manh Choh project, filed suit in the Superior Court for the State of Alaska in Fairbanks, Alaska (the "Alaska Superior Court") against the State of Alaska, Department of Transportation and Public Facilities (the "DOT"), seeking injunctive relief with respect to its oversight of the Peak Gold JV's ore haul plan. On May 9, 2025, and at CSC's request, the Alaska Superior Court entered an Order of Dismissal Without Prejudice as to CSC's one remaining claim, vacated the trial date and closed the case.

Village of Dot Lake Complaint

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway ("Dot Lake"), filed a Complaint in the U.S. District Court for the District of Alaska (the "Alaska District Court") against U.S. Army Corps of Engineers (the "Corps") and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint soughtdeclaratory and injunctive relief based on the Corps' alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps' issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately five acres of wetlands located on Tetlin Village land. The Peak Gold JV was not named as a defendant in the Complaint but, on October 10, 2024 was granted intervention to the action. On September 29, 2025, the Alaska District Court entered an Order dismissing the action with prejudice based on the Stipulated Dismissal of Action filed by the parties and the Alaska District Court closed the case.

Cook Inletkeeper, Chickaloon Village Traditional Counsel, Center for Biological Diversity

On September 10, 2024, the Corps issued to Johnson Tract Mining Inc, a wholly owned subsidiary of Contango, a permit under Section 404 of the Clean Water Act to construct an access road and improve an existing air strip on the south parcel of the Johnson Tract project. On May 20, 2025, Cook Inletkeeper, Chickaloon Village Traditional Council, Center for Biological Diversity, and an individual plaintiff filed suit in the Alaska District Court against the Corps and related officials, challenging the Corps' issuance of the Section 404 permit. Plaintiffs seek to vacate the section 404 permit issued and halt mineral exploration on the lands. The complaint alleges that the Corps Environmental Assessment for the Section 404 permit failed to adequately analyze the potential for acid rock drainage and contaminants leaching into the Johnson River and Cook Inlet and the harmful effects of the project on beluga whales at the Cook Inlet. In July 2025, Contango filed a motion to intervene as a defendant in the lawsuit to protect its legal rights under the Section 404 permit, its significant investment in the Johnson Tract, and its mineral exploration lease with CIRI. The Alaska District Court has not issued any rulings or relief and the permit in question is still active and in good standing.

RISK FACTORS

Completion of the Arrangement involves a significant degree of risk. Before voting at the Meeting, you should carefully consider the risk factors included in, or incorporated by reference into, this Appendix "H" and the Circular, as updated by Contango's subsequent filings under the Exchange Act, together with all of the other information included in this Appendix "H", the Circular and the documents Contango incorporated by reference therein, in evaluating the Arrangement. Any of these risks and uncertainties could have a material adverse effect on Contango's business, financial condition, cash flows and results of operations. The risks described in such filings are not the only risks Contango faces. Additional risks and uncertainties not currently known to Contango or that Contango currently deems to be immaterial also may materially and adversely affect Contango's business, financial condition and/or operating results. Past financial and operational performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Please also read carefully the section entitled "Forward-Looking Statements" in the Circular.

CAPITAL STOCK

Authorized Capitalization

Common Stock

Contango's Certificate of Incorporation ("Charter") authorizes Contango to issue 45,000,000 shares of capital stock, of which 30,000,000 shares are designated as common stock, par value US$0.01 per share ("Contango Shares"), and 15,000,000 are designated as preferred stock, par value US$0.01 per share.

Holders of Contango Shares are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote. The majority of votes cast by the holders of shares entitled to vote on an action at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

Upon the liquidation, dissolution or winding up of Contango's business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, if any, the Contango Shares are entitled to share equally in Contango's remaining assets. Pursuant to Contango's Charter, no stockholder has any preemptive rights to subscribe for Contango's securities or rights to convert or exchange common shares into any other security. The Contango Shares are not subject to any redemption or sinking fund provisions. The rights, preferences and privileges of the holders of Contango Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Contango's preferred stock that Contango may designate and issue in the future.

Contango does not intend to declare or pay any cash dividends on Contango Shares. Contango currently intends to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand Contango's business. Contango does not anticipate paying any dividends on the Contango Shares in the foreseeable future. Any future determination with respect to the payment of dividends on the Contango Shares will be at the discretion of the Contango Board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then existing indebtedness, general business conditions and other factors the Contango Board deems relevant.

Preferred Stock

Contango's Charter authorizes Contango to issue 15,000,000 shares of preferred stock, par value $0.01 per share, in one or more series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative participation, optional or other special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolutions of the Contango Board providing for their issuance.

Prior to the issuance of shares of each series of preferred stock, the Contango Board is required by the Delaware General Corporation Law (the "DGCL") and Contango's Charter to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

• the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Contango Board;

• the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;

• whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

• whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Contango Board may determine;

• whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

• whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

• whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;

• the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

• any other relative rights, preferences and limitations of that series.

Although the Contango Board has no intention at the present time of doing so, it could issue a series of preferred stock in the future that, depending on the terms of such series, could decrease the amount of earnings and assets available for distribution to the holders of Contango Shares, adversely affect the rights and powers, including voting rights, of the Contango Shares and impede the completion of a merger, tender offer or other takeover attempt. The Contango Board will make a determination to issue such shares based on its judgment as to the best interests of Contango and its stockholders. The Contango Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Contango Board, including a tender offer or other transaction that some, or a majority, of Contango's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Anti-Takeover Effects of Provisions of Contango's Charter, Contango's Bylaws and Delaware Law

Some provisions of Delaware law, and Contango's Charter and Contango's Bylaws (the "Bylaws"), described below, contain provisions that could make the following transactions more difficult: acquisitions of Contango by means of a tender offer, a proxy contest or otherwise; or removal of Contango's incumbent officers and directors. These provisions may also have the effect of preventing changes in Contango's management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Contango's best interests, including transactions that might result in a premium over the market price for Contango's shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Contango to first negotiate with Contango. Contango believes that the benefits of increased protection and its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Contango outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Contango is subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

• the transaction is approved by the Contango Board before the date the interested stockholder attained that status;

• upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; and

• on or after such time, the business combination is approved by the Contango Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Charter and Bylaws

Provisions of Contango's Charter and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in Contango's management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that Contango's stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Contango Shares.

Among other things, Contango's Charter and Bylaws:

• permit the Contango Board to issue up to 15,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

• provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office;

• provide that Contango's Bylaws may only be amended by the affirmative vote of the majority of the Contango Board or the holders of two-thirds of Contango's then outstanding common stock;

• provide that special meetings of Contango's stockholders may only be called by the Contango Board, the president or the holders of a majority of Contango's then outstanding common stock;

• eliminate the personal liability of Contango's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify Contango's directors and officers to the fullest extent permitted by the DGCL;

• provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice; and

• do not provide for cumulative voting rights, therefore allowing the holders of a plurality of votes cast in any election of directors to elect all of the directors standing for election, if they should so choose.

Limitation of Liability and Indemnification Matters

Contango's Charter limits the liability of Contango's directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

• for any breach of the director's duty of loyalty to the corporation or its stockholders;

• for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• for unlawful payment of dividend or unlawful stock purchase or redemption; or

• for any transaction from which the director derived an improper personal benefit.

Contango's Charter and Bylaws also provide that Contango will indemnify Contango's directors and officers to the fullest extent permitted by Delaware law. Contango believes that the limitation of liability provision in Contango's Charter will facilitate Contango's ability to continue to attract and retain qualified individuals to serve as directors and officers.

Ticker Symbol

The Contango Shares are traded on the NYSE-A under the symbol "CTGO".

Prior Purchases or Sales

The following table sets forth the details regarding all issuances of Contango Shares, including issuances of all securities convertible or exercisable into, or, at the option of the holder, redeemable upon settlement for, common stock for the 12-month period prior to the date of the Circular.

Date Issued	Type of Security	Number of Securities	Price per Security ($)(1)
Various(2)	common stock	627,264	various
March 19, 2025(3)	restricted stock	99,100	9.82
March 19, 2025(4)	restricted stock	186,600	9.82
April 30, 2025(5)	common stock	8,130	14.06
June 10, 2025(3)	restricted stock	15,100	19.87
June 10, 2025(4)	restricted stock	1,800	19.87
July 9, 2025(6)	common stock	11,216	19.94
July 31, 2025(5)	common stock	5,007	18.64
September 26, 2025(7)	common stock	1,975,000	20.00
October 31, 2025(5)	common stock	4,118	21.46
December 31, 2025(5)	common stock	2,401	26.41

Notes:

(1) The price per security represented is: (i) in the case of underwritten equity offerings, the offering price, (ii) in the case of at the market equity offerings, the market price on the NYSE-A at the time of sale, (iii) in the case of all other issuances, the closing price on the NYSE-A as of the applicable issue date.

(2) Issued on various days during the period in connection with Contango's "at the market" offering program.

(3) Issued in connection with ordinary course director compensation.

(4) Issued in connection with ordinary course employee and/or officer grants.

(5) Issued to Queens Road Capital Investment, Limited in satisfaction of portion of quarterly interest on $20 million unsecured convertible debenture that is payable in Contango Shares.

(6) Issued to Avidian Gold Corp. ("Avidian") in satisfaction of the balance of the equity consideration that was due to Avidian in connection with Contango's purchase of Avidian's 100% owned Alaskan subsidiary, Avidian Gold Alaska Inc.

(7) Issued in connection with Contango's $50 million underwritten directed offering.

Contango anticipates closing an underwritten offering of common stock consisting of 1,678,206 Contango Shares at an offering price of US$24.96 per Contango Share to two institutional investors on February 12, 2026. As part of this offering, Contango is also offering pre-funded warrants to purchase 325,000 Contango Shares at a purchase price of US$24.95 per Contango Share. Aggregate gross proceeds from this offering are expected to be approximately US$50 million, before deducting underwriting discounts and commissions and other offering expenses, and excluding the exercise of the pre-funded warrants.

Dividend History

Contango has not historically paid dividends in recent years. The DGCL and Contango's bank credit facility contain certain restrictions on Contango's ability to declare or pay dividends for Contango stockholders. Future dividends (if any) of Contango would depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Contango Board deems relevant. The Contango Board will retain the power to amend Contango's dividend policy in any manner and at any time as it may deem necessary or appropriate in the future.

Price Range and Trading Volumes of common stock

The following table sets out the high and low trading prices and average daily trading volumes for Contango Shares on the NYSE-A on a monthly basis for the period from February 1, 2025 to February 6, 2026:

	High ($)	Low ($)	Close ($)	Volume
2026
February (1-6)	29.55	25.41	27.07	240,760
January	34.38	25.89	28.35	272,200
2025
December	30.22	23.84	26.41	223,405
November	24.40	20.22	24.22	99,942
October	26.88	20.72	21.46	119,470
September	25.21	20.82	24.93	166,957
August	22.99	18.43	22.03	81,486
July	21.10	18.19	18.64	65,132
June	21.84	18.16	19.48	96,955
May	20.94	12.65	19.42	123,619
April	15.24	9.22	14.06	155,071
March	11.45	8.85	10.21	117,448
February	11.23	8.86	9.36	104,379

On February 6, 2026, the closing price of a Contango Share on the NYSE-A was $27.07.

Transfer Agent and Registrar

The transfer agent and registrar for the Contango Shares is Computershare Trust Company, N.A.

INTERESTS OF EXPERTS

The consolidated financial statements of Contango as of December 31, 2024 and 2023, and for the year ended December 31, 2024, the six-month period ended December 31, 2023, and the year ended June 30, 2023, and the financial statements of the Peak Gold, LLC as of December 31, 2024 and 2023, and for the years then ended, incorporated in the Circular by reference from Contango's Annual Report on Form 10-K for the year ended December 31, 2024, have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The information appearing or incorporated by reference into the Circular concerning estimates of Contango's mineral resources for the Manh Choh Project and the Lucky Shot Project was derived from the respective Technical Report Summaries for each property, and has been included herein upon the authority of John Sims, AIPG Certified Professional Geologist and President of Sims Resources LLC, as qualified person with respect to the matters covered by such report and in giving such report. Mr. Sims is not an employee of Contango or the Peak Gold JV, and neither Mr. Sims nor Sims Resources LLC is affiliated with Contango, the Peak Gold JV or another entity that has an ownership, royalty or other interest in the properties that are the subject of the Manh Choh TRS or the Lucky Shot TRS.

The information appearing or incorporated by reference into the Circular concerning estimates of Contango's mineral resources for the Johnson Tract Project was derived from the Technical Report Summary for such property, and has been included herein upon the authority of SRK Consulting (Canada) Inc., James Gray, P.Geo, Advantage Geoservices, Jeffery B. Austin, P.Eng, International Metallurgical and Environmental, Inc., Gregory Gold, PE, QP, MBA, Stantec Consulting Services Inc., and Dave G Larimer, CPG, as qualified persons with respect to the matters covered by such report and in giving such report. Except for Dave G. Larimer, none of SRK Consulting (Canada) Inc., James Gray, Advantage Geoservices, Jeffery B. Austin, International Metallurgical and Environmental, Inc., or Gregory Gold, Stantec Consulting Services Inc., is an employee of the Company or the Peak Gold JV, and none of them is affiliated with the Company, the Peak Gold JV, or another entity that has an ownership, royalty or other interest in the Johnson Tract property that is the subject of the Johnson Tract TRS.

WHERE YOU CAN FIND MORE INFORMATION

Contango files annual, quarterly and current reports and other information with the SEC (File No. 001-35770) pursuant to the Exchange Act. Contango's filings are available to the public through the SEC's website at www.sec.gov.

Copies of certain information filed by Contango with the SEC are also available on Contango's website at www.contangoore.com. Contango's website and the information contained therein or connected thereto are not a part of this Appendix "H" or the Circular of which it forms a part, and are not incorporated by reference into this Appendix "H" or the Circular of which it forms a part.

You should review the information and exhibits in the documents incorporated by reference for further information on Contango. Statements in this Appendix "H" or the Circular concerning any document Contango filed as an exhibit to the documents incorporated by reference or that Contango otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements. You can obtain a copy of these documents from the SEC's website.

INCORPORATION BY REFERENCE

Contango files annual, quarterly, and current reports, proxy statements, and other information with the SEC on EDGAR. Annual and quarterly reports, proxy and information statements, and other information about Contango filed with the SEC and on SEDAR+ can be accessed at www.sec.gov and www.sedarplus.ca, respectively. Documents filed by Contango with the SEC are permitted to be incorporated by reference in this Circular in accordance with applicable securities laws. The following documents that Contango filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

• Contango's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 17, 2025, as amended on April 14, 2025;

• Portions of Contango's definitive proxy statement on Schedule 14A filed with the SEC on April 29, 2025, as supplemented on June 5, 2025, and incorporated into the Annual Report on Form 10-K for the fiscal year ended December 31, 2024;

• The description of the Contango securities set forth in Exhibit 4.6 of Contango's Annual Report on Form 10-K filed with the SEC on March 17, 2025, including any amendment or report filed for the purposes of updating such description;

• Contango's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, filed with the SEC on May 14, 2025, August 13, 2025, and November 13, 2025; and

• Contango's Current Reports on Form 8-K filed with the SEC on February 18, 2025, March 3, 2025, March 17, 2025, March 31, 2025, April 17, 2025, April 24, 2025, April 30, 2025, May 12, 2025 (as amended on January 13, 2026), May 14, 2025, June 5, 2025, June 11, 2025, June 16, 2025, June 27, 2025, July 31, 2025, August 14, 2025, September 26, 2025, October 2, 2025, November 14, 2025, November 21, 2025, December 2, 2025, December 11, 2025 and February 11, 2026 (excluding any information furnished under Item 2.02 or 7.01 on any Current Report on Form 8-K).

All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) after the date of the Circular shall be deemed to be incorporated in this Appendix "H" and the Circular, as applicable, by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Appendix "H" or the Circular, as applicable, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix "H" or the Circular, as applicable.

Contango will furnish without charge to each person, including any beneficial owner, to whom a circular is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this Appendix "H" or the Circular but not delivered with the Circular, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to the following address:

Contango ORE, Inc.
516 2nd Avenue, Suite 401,

Fairbanks, Alaska 99701

Attention: Corporate Secretary

(907) 888-4273

Appendix "I"
Information Relating to Combined Company

All capitalized terms used in this Appendix "I" and not defined herein have the meaning ascribed to such terms in the accompanying management information circular (the "Circular").

The following information is presented on a post-Arrangement (as defined herein) basis and reflects the business, financial and share capital position of Contango ORE, Inc. ("Contango") assuming completion of the Arrangement between Contango and Dolly Varden Silver Corporation ("Dolly Varden").

Certain statements contained in this Appendix "I" contain forward-looking information within the meaning of applicable Canadian Securities Laws and U.S. Securities Laws. Readers are cautioned that actual results may vary. See "Forward-Looking Statements" in the Circular.

Description of the Business

Upon completion of the Arrangement, the Combined Company will carry on the business operated by Contango and Dolly Varden. The business and operations of Dolly Varden will be managed and operated as a subsidiary of Contango. See "Appendix H - Information Relating to Contango" and "Information Relating to Dolly Varden" in the Circular for a description of each respective business.

Upon completion of the Arrangement, Contango will own 100% of Dolly Varden's flagship Kitsault Valley Project located in the Golden Triangle of British Columbia. Following the completion of the Arrangement, the Combined Company intends to expand its resource base, accelerate mine exploration and subsequent development across its portfolio and pursue growth-oriented acquisitions.

Corporate Structure

Figure "I-1" below depicts Contango's subsidiaries and the percentage of voting securities held by Contango, either directly or indirectly, and the jurisdiction of incorporation, formation, continuation or organization of each subsidiary prior to the completion of the Arrangement.

Figure "I-1": Contango's Corporate Structure Prior to the Completion of the Arrangement

Upon completion of the Arrangement, Contango will indirectly own all of the issued and outstanding common shares in the capital of Dolly Varden (each, a "Dolly Varden Share"), through its indirect wholly-owned Subsidiary, 1566004 B.C. Ltd. (the "Acquiror"),  and, pursuant to the Arrangement, Dolly Varden will be an indirect wholly-owned subsidiary of Contango. Following completion of the Arrangement, and based on the issued and outstanding common shares in the capital of Contango (each, a "Contango Share") and Dolly Varden Shares as of the date of the Arrangement Agreement, existing holders of Contango Shares are expected to own approximately 50.001% and holders of Dolly Varden Shares are expected to own approximately 49.999% of the outstanding Contango Shares.

Figure "I-2" below depicts the intercorporate relationships amongst Combined Company's subsidiaries and the percentage of voting securities held by the Combined Company, either directly or indirectly, at completion of the Arrangement and the jurisdiction of incorporation, formation, continuation or organization of each subsidiary.

Figure "I-2": The Combined Company's Corporate Structure Immediately Following the Completion of the Arrangement

Note that, on the date that is two Business Days after Dolly Varden files an election to cease to be a "public corporation" for the purposes of the Tax Act (which filing will occur no later than five (5) Business Days following the Effective Date), and subject to extension, as applicable, to the day following the date that the Company Shares are officially delisted from every "designated stock exchange" within the meaning of the ITA, the Acquiror and Dolly Varden will amalgamate (the "Amalgamation") to form one corporate entity with the same effect as if they were amalgamated under Division 3 of Part 9 of the BCBCA, except that the separate legal existence of Dolly Varden will not cease and will survive the Amalgamation.

Material Mineral Properties

Following the completion of the Arrangement, the Combined Company's material mineral properties will be:

1. Manh Choh Project (joint venture between Kinross Gold Corporation (70%) and the Combined Company (30%), operated by Kinross Gold Corporation)

2. Lucky Shot Project (wholly owned by the Combined Company)

3. Johnson Tract Project (wholly owned by the Combined Company)

4. Kitsault Valley Project (wholly owned by the Combined Company)

The above-mentioned properties will be the focus of the exploration efforts for the Combined Company following the completion of the Arrangement.

In respect of the Manh Choh Project, continued efforts will be put towards exploring the land package leased by the governmental entity of the Native Village of Tetlin, Alaska to the Peak Gold JV.

At the Lucky Shot Project, the Combined Company intends to continue executing on the previously disclosed surface exploration drill program with the goal of supporting a feasibility study using a direct ship ore (DSO) model.

For the Johnson Tract Project, the Combined Company will continue to advance project permitting, road construction to the planned portal, winterizing the project's camp for year-round operations, starting construction of an exploration tunnel in order to conduct advanced exploration drilling, and completing a feasibility-level mine plan.

In respect of the Kitsault Valley Project, the Combined Company intends to complete an updated Mineral Resource Estimate ("MRE") on all the deposits which will incorporate the relevant portions of approximately 200,000 meters of drilling since the last MRE update. This MRE will specifically guide the 2026 follow-up drill program. This drill program will focus on further in-fill drilling as well as expansion of high-grade silver and gold mineralization. The Combined Company also intends to develop thorough environmental baseline studies to feasibility study levels. Engineering and environmental work to support the re-establishment of the road access to the deposit areas up the Kitsault Valley is also planned.

Information on the Manh Choh, Lucky Shot and Johnson Tract Projects can be found in "Appendix H - Information Relating to Contango", including, for greater certainty, the documents incorporated by reference. Information on the Kitsault Valley Project can be found under "Information Relating to Dolly Varden" in the Circular, including, for greater certainty, the documents incorporated by reference.

Description of Capital Structure

Contango Shares

The authorized share capital of Contango following completion of the Arrangement will continue to be as described under "Appendix H - Information Relating to Contango" and the rights and restrictions of the Contango Shares will remain unchanged. The issued share capital of Contango will change as a result of the consummation of the Arrangement, to reflect the issuance of the Contango Shares pursuant to the terms of the Arrangement Agreement. See "Appendix H - Information Relating to Contango".

Immediately upon completion of the Arrangement, it is anticipated that there will be approximately 33,000,000 Contango Shares issued and outstanding.

Dividend Policy

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Contango with respect to dividends and distributions. Contango has not declared or paid any dividends or distributions on the Contango Shares in the past three financial years and neither Dolly Varden nor Contango presently expect the Combined Company will do so in the foreseeable future, as they anticipate that all available funds will be invested to finance the growth of the Combined Company's business.

Board of Directors & Executive Officers

Pursuant to the Arrangement Agreement, at the Effective Time, the board of directors of the Combined Company Board will be comprised of seven directors, consisting of four from Contango (Clynton Nauman as Chairman, Brad Juneau, Mike Cinnamond and Rick Van Nieuwenhuyse) and three from Dolly Varden (Darren Devine, Forrester (Tim) Clark and Shawn Khunkhun). Additionally, the executive officers of Contango will include Rick Van Nieuwenhuyse as Chief Executive Officer, Shawn Khunkhun as President, and Michael Clark as Executive Vice President and Chief Financial Officer.

For more information about the aforementioned individuals who are currently with Dolly Varden, please see the documents incorporated by reference in the "Company Documents Incorporated by Reference" section of the Circular. For more information about the aforementioned individuals who are currently with Contango, please see the documents incorporated by reference in the "Incorporation by Reference" section of "Appendix H - Information Relating to Contango".

Pro Forma Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of the Combined Company as at September 30, 2025, on an adjusted basis, giving effect to the Arrangement (as if it had closed on September 30, 2025) and is subject to the same qualifications as set out at Schedule "A" to this Appendix "I".

As at September 30, 2025	Contango(1) ($)	Combined Company ($)
(in United States dollars)	(actual)	(adjusted)

Cash	106,977,194	155,046,068

Long-term debt(2)	42,097,286	42,097,286
Equity
Preferred stock	-	-
Common stock	149,622	302,427
Additional paid-in capital	236,796,766	639,885,642
Treasury stock at cost	(48,308)	(48,308)
Reserves	-	-
Accumulated deficit	(189,088,545)	(189,088,545)
Total equity	47,809,535	451,051,216
Total capitalization(3)	89,906,821	493,148,502

Notes:

(1) The capitalization table is presented from the point of view of Contango, identified as the acquirer, as described in the notes to the unaudited Pro Forma Condensed Combined Financial Information included at Schedule "A" to this Appendix "I".

(2) Long-term debt includes the current portion of long-term debt.

(3) Total capitalization is long-term debt plus total equity.

Selected Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma condensed combined financial information of the Combined Company after giving effect to the Arrangement for the year ended December 31, 2024, and as at and for the nine months ended September 30, 2025, and the accompanying notes thereto attached as Schedule "A" to this Appendix "I" (the "Unaudited Pro Forma Financial Information").

Adjustments have been made to prepare the Unaudited Pro Forma Financial Information, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Unaudited Pro Forma Financial Information, or of the results expected in future periods.

Unaudited Pro Forma Interim Condensed Combined Balance Sheet

(in United States dollars)	As at September 30, 2025 ($)
Total current assets	157,985,140
Total non-current assets	597,104,206
Total assets	755,089,346
Total current liabilities	113,364,115
Other liabilities	190,674,015
Total liabilities	304,038,130
Total equity	451,051,216

Unaudited Pro Forma Condensed Combined Statement of Operations

(in United States dollars)	Nine months ended September 30, 2025 ($)	Year Ended December 31, 2024 ($)
Revenue	-	-
(Income)/loss from operating activities	(45,635,341)	(6,446,035)
Loss and comprehensive loss for the period	30,314,154	53,987,875
Loss per share - basic and diluted ($)	1.10	2.06
Weighted average number of common shares outstanding - basic and diluted	27,454,096	26,172,673

Principal Holders of Contango Shares Upon Completion of the Arrangement

After giving effect to the Arrangement and based on certain assumptions, to the knowledge of the directors and executive officers of Dolly Varden and Contango, as of the date hereof, it is not anticipated that any person will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the Contango Shares following completion of the Arrangement.

Auditor, Transfer Agent and Registrar

The auditors of Contango following completion of the Arrangement will continue to be Baker Tilly US, LLP and the transfer agent and registrar for the Contango Shares will continue to be Computershare Trust Company, N.A, located at 150 Royall Street Canton, MA 02021, United States of America.

Material Contracts

Other than disclosed in the Circular or in the documents incorporated by reference therein with respect to Contango, there are no contracts to which Contango will be a party to following completion of the Arrangement that can reasonably be regarded as material to a potential investor, other than contracts entered into by Contango and Dolly Varden in the ordinary course of business.

Audit Committee and Corporate Governance

Upon completion of the Arrangement, it is expected that the audit committee of the Combined Company will continue to be the current audit committee of Contango. The Combined Company will also maintain the current corporate governance policies of Contango, including in respect of its audit committee charter.

Stock Exchange

Upon completion of the Arrangement, the Contango Shares will continue to trade on the NYSE-A under the symbol "CTGO". In addition, Contango intends to apply to list the Contango Shares on the TSX concurrent with the completion of the Arrangement.

Risk Factors

The business and operations of the Combined Company, an investment in Contango Shares and the completion of the Arrangement will continue to face the risks currently applicable to Contango and Dolly Varden with respect to their respective business and affairs as described in "Appendix H - Information Relating to Contango", and under the heading "Information Relating to Dolly Varden" in the Circular, as well as certain risks unique to the Combined Company following completion of the Arrangement. In assessing the Arrangement, Shareholders should carefully consider the risks described in the Circular and the documents incorporated by reference therein, including the Company AIF and Contango's Annual Report filed on Form 10-K for the year ended December 31, 2024  as well as subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the SEC.

SCHEDULE "A"

UNAUDITED PRO FORMA FINANCIAL INFORMATION

See attached.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information ("Unaudited Pro Forma Financial Information") has been prepared based on the historical audited and unaudited consolidated financial statements of Contango and Dolly Varden, as indicated below, and is intended to provide information about how the Arrangement might have affected Contango's historical financial statements.

The unaudited pro forma condensed combined statements of operations ("Unaudited Pro Forma Statement of Operations") for the year ended December 31, 2024 and the nine months ended September 30, 2025, combines the historical audited and unaudited consolidated statements of operations of Contango for the corresponding periods, with the respective historical audited and unaudited consolidated income statements of Dolly Varden, as if the Arrangement had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet ("Unaudited Pro Forma Balance Sheet") as of September 30, 2025, combines the historical unaudited consolidated balance sheet of Contango and the historical unaudited consolidated statement of financial position of Dolly Varden each as of September 30, 2025, as if the Arrangement had occurred on September 30, 2025.

The Unaudited Pro Forma Financial Information has been developed from and should be read in conjunction with:

  the accompanying notes to the Unaudited Pro Forma Financial Information;
  the historical audited consolidated financial statements of Contango for the year ended December 31, 2024, included in Contango's Annual Report on Form 10-K, filed with the SEC on March 17, 2025, as amended on April 14, 2025;
  the historical unaudited condensed consolidated financial statements of Contango for the quarterly period ended September 30, 2025, included in Contango's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2025;
  the historical audited consolidated financial statements of Dolly Varden for the years ended December 31, 2024 and 2023;
  the historical unaudited condensed interim consolidated financial statements of Dolly Varden for the nine months ended September 30, 2025 and 2024; and
  other information relating to Contango and Dolly Varden contained in or incorporated by reference into this document.

The Unaudited Pro Forma Financial Information is presented applying guidance for an asset acquisition as Contango concluded that the acquired set of assets did not meet the U.S. GAAP definition of a business. An acquisition accounted as an asset acquisition requires an acquiring entity to allocate the cost of an asset acquisition to the net assets acquired generally based on their relative fair values. Goodwill is not recognized in an asset acquisition.

The Unaudited Pro Forma Financial Information is presented for informational purposes only. The information has been prepared in accordance with Article 11 of Regulation S-X of the SEC as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," using the assumptions set forth in the notes to the Unaudited Pro Forma Financial Information. The information has been adjusted to include estimated transaction accounting adjustments, which reflect the application of the accounting required by U.S. GAAP.

The information is not necessarily indicative of the financial position and results of operations that actually would have been achieved had the Arrangement occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined company. The Unaudited Pro Forma Financial Information also does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Arrangement and, accordingly, do not attempt to predict or suggest future results.

Contango ORE, Inc. (to be named "Contango Silver & Gold Inc.")
Pro Forma Condensed Combined Balance Sheet
As of September 30, 2025

(Unaudited - Expressed in United States dollars, except number of shares)

	Contango Historical	Dolly Varden Historical
	As at September 30, 2025	As at September 30, 2025	Note	Transaction accounting adjustments	Other transaction accounting adjustments	Pro forma September 30, 2025
	$	$		$	$	$
ASSETS
Current
Cash	106,977,194	24,767,065	5(d)	23,301,809	-	155,046,068
Restricted cash	105,453	-		-	-	105,453
Prepaid expenses and other	869,123	586,164		-	-	1,455,287
Income tax and GST receivable	99,126	1,279,206		-	-	1,378,332
	108,050,896	26,632,435		23,301,809	-	157,985,140

Investment in Peak Gold, LLC	52,703,265	-		-	-	52,703,265
Property & equipment, net	50,440,230	118,677	5(e)	487,227,919	-	537,786,826
Marketable securities	6,464,700	-		-	-	6,464,700
Reclamation deposits	-	149,415		-	-	149,415
Exploration and evaluation assets	-	57,533,003	5(e)	(57,533,003)	-	-
Total assets	217,659,091	84,433,530		452,996,725	-	755,089,346

LIABILITIES
Current
Accounts payable	9,514,587	2,307,279	5(e)	7,834,129	-	19,655,995
Accrued liabilities	1,155,684	921,595	5(a), 5(e)	2,000,000	(166,637)	3,910,642
Liability on flow-through share issuance	-	2,563,569	5(d)	2,711,012	-	5,274,581
Royalty reimbursement advance	645,555	-		-	-	645,555
Derivative contract liability	72,377,342	-		-	-	72,377,342
Debt, current portion	11,500,000	-		-	-	11,500,000
	95,193,168	5,792,443		12,545,141	(166,637)	113,364,115

Asset retirement obligation	255,769	-		-	-	255,769
Contingent consideration liability	1,100,480	-		-	-	1,100,480
Derivative contract liability	42,297,830	-		-	-	42,297,830
Debt, non-current portion	30,597,286	-		-	-	30,597,286
Deferred tax liability	405,023	-	5(e)	116,017,627	-	116,422,650
Total liabilities	169,849,556	5,792,443		128,562,768	(166,637)	304,038,130

STOCKHOLDERS' EQUITY
Preferred stock	-	-		-	-	-
Common stock	149,622	184,827,393	5(a), 5(e), 5(f), 6	152,764	(184,827,352)	302,427
Additional paid-in capital	236,796,766	-	5(a), 5(e), 5(h) 6	324,281,193	78,807,683	639,885,642
Treasury stock at cost	(48,308)	-	6	-	-	(48,308)
Reserves	-	9,191,211	5(e), 5(f) 5(g), 6	-	(9,191,211)	-
Accumulated deficit	(189,088,545)	(115,377,517)	5(e), 5(f), 6	-	115,377,517	(189,088,545)
Total stockholders' equity	47,809,535	78,641,087		324,433,957	166,637	451,051,216
Total liabilities and stockholders' equity	217,659,091	84,433,530		452,996,725	-	755,089,346

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Contango ORE, Inc. (to be named "Contango Silver & Gold Inc.")

Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2025

(Unaudited - Expressed in United States dollars, except number of shares)

	Contango Historical	Dolly Varden Historical
	Nine months ended September 30, 2025	Nine months ended September 30, 2025	Note	Transaction accounting adjustments	Pro forma September 30, 2025
	$	$		$	$
Claim rental expense	296,714	-		-	296,714
Exploration expense	3,479,021	16,724,362		-	20,203,383
Depreciation expense	82,383	-		-	82,383
General and administrative	8,050,516	4,911,306		-	12,961,822
Income from equity investment in Peak Gold, LLC	(79,179,643)	-		-	(79,179,643)
(Income)/loss from operations	(67,271,009)	21,635,668		-	(45,635,341)

Interest and other income	(936,798)	(3,557,012)		-	(4,493,810)
Interest and finance expense	6,505,716	-		-	6,505,716
Loss on derivative contracts	83,656,330	-		-	83,656,330
Gain on metal sales	(4,332,139)	-		-	(4,332,139)
Unrealized gain on marketable securities	(5,703,720)	-		-	(5,703,720)
Loss before income tax	11,918,380	18,078,656		-	29,997,036

Income tax expense	98,028	219,090	5(i)	-	317,118
Net loss	12,016,408	18,297,746		-	30,314,154

Basic and diluted loss per share	0.99	0.21		-	1.10

Weighted average number of shares outstanding - basic and diluted	12,177,651	87,173,280	5(k)	(71,896,835)	27,454,096

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Contango ORE, Inc. (to be named "Contango Silver & Gold Inc.")

Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024

(Unaudited - Expressed in United States dollars, except number of shares)

	Contango Historical	Dolly Varden Historical
	Year ended December 31, 2024	Year ended December 31, 2024	Note	Transaction accounting adjustments	Pro forma December 31, 2024
	$	$		$	$
Claim rental expense	589,461	-		-	589,461
Exploration expense	4,059,505	13,049,631		-	17,109,136
Depreciation expense	121,876	-		-	121,876
Accretion expense	9,542	-		-	9,542
General and administrative	10,611,271	5,898,939	5(j)	882,956	17,393,166
Income from equity investment in Peak Gold, LLC	(41,669,216)	-		-	(41,669,216)
(Income)/loss from operations	(26,277,561)	18,948,570		882,956	(6,446,035)

Interest and other income	(480,235)	(3,871,801)		-	(4,352,036)
Interest and finance expense	11,731,622	-		-	11,731,622
Loss on derivative contracts	54,150,141	-		-	54,150,141
Gain on metal sales	(1,209,293)	-		-	(1,209,293)
Unrealized loss on marketable securities	199,018	-		-	199,018
Loss before income tax	38,113,692	15,076,769		882,956	54,073,417

Income tax benefit	(83,401)	(2,141)		-	(85,542)
Net loss	38,030,291	15,074,628		882,956	53,987,875

Basic and diluted loss per share (1)	3.49	0.19		(0.01)	2.06

Weighted average number of shares outstanding - basic and diluted (1)	10,896,228	79,251,582	5(k)	(63,975,137)	26,172,673

(1) On April 7, 2025, Dolly Varden completed a reverse stock split of its issued and outstanding shares of common stock at a ratio of four pre-reverse stock split shares for one post-reverse stock split share. The weighted average number of shares outstanding and loss per share have been adjusted to reflect the reverse stock split.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. NATURE OF OPERATIONS

These unaudited pro forma condensed combined financial statements as at September 30, 2025 and for the nine months ended September 30, 2025 and the year ended December 31, 2024 (the "financial statements") of Contango ORE, Inc. (to be named "Contango Silver & Gold Inc.") have been prepared for purposes of inclusion in Contango's proxy statement in respect of the Arrangement and are reproduced here for your reference.

Contango was formed on September 1, 2010 as a Delaware corporation for the purpose of engaging in the exploration for and development of gold ore and associated minerals in the State of Alaska.

CORE Alaska, a wholly-owned subsidiary of Contango has a 30.0% membership interest in the Peak Gold JV. Kinross Gold Corporation ("Kinross") holds the remaining 70.0% membership interest in the Peak Gold JV and Kinross serves as the manager of the Peak Gold JV and operator of the Manh Choh (as defined below) mines.

Contango conducts its business through the below primary means:

  its 30.0% membership interest in the Peak Gold JV, which leases approximately 675,000 acres from the Tetlin Tribal Council and holds approximately 13,000 acres of State of Alaska mining claims (collectively, the "Peak Gold JV Property"), including the Main and North Manh Choh deposits ("Manh Choh" or the "Manh Choh Project");
  its wholly-owned subsidiary Contango Mining Canada Inc. (British Columbia), which holds 100% equity in HighGold Mining Inc., which in turn owns J T Mining, Inc., leasing approximately 21,000 acres ("Johnson Tract" or the "Johnson Tract Project") from Cook Inlet Region, Inc. ("CIRI"), 125 miles southwest of Anchorage, Alaska;
  its wholly-owned subsidiary Contango Lucky Shot Alaska, LLC ("LSA"), leasing approximately 8,600 acres of State and patented mining claims ("Lucky Shot" or the "Lucky Shot Property") in the Willow Mining District, approximately 75 miles north of Anchorage, Alaska;
  its wholly-owned subsidiary Contango Minerals Alaska, LLC, controlling approximately 145,280 acres of State mining claims, including: (i) approximately 69,780 acres northwest of Peak Gold JV ("Eagle/Hona Property"), (ii) approximately 14,800 acres northeast of Peak Gold JV ("Triple Z Property"), (iii) approximately 52,700 acres in the Richardson district ("Shamrock Property"), and (iv) approximately 8,000 acres near Lucky Shot ("Willow Property") (collectively, the "Minerals Property"); and
  its wholly-owned subsidiary Avidian Gold Alaska Inc., controlling approximately 11,711 acres of State mining claims and leases, including: (i) approximately 1,021 acres near Fort Knox Gold Mine ("Amanita NE Property"), (ii) approximately 10,690 acres in Valdez Creek Mining District ("Golden Zone Property"), and leasing approximately 3,380 acres near Fort Knox ("Amanita Property") (collectively, the "Avidian Properties").

Contango's Manh Choh Project is in the production stage, while all other projects are in the exploration stage.

Dolly Varden Silver Corporation ("Dolly Varden") was amalgamated under the Business Corporations Act (British Columbia) on January 30, 2012. Dolly Varden's primary activity is the acquisition and exploration of mineral properties in Canada.

Dolly Varden is a mineral exploration company focused on exploration and advancing its 100% owned Kitsault Valley project (the "Kitsault Valley Project"), which includes the Dolly Varden property and the Homestake Ridge property located in the Golden Triangle of British Columbia, Canada, 25 kilometers ("km") by road to tide water. The 163-square km Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past-producing Dolly Varden and Torbrit silver mines.

In addition to the Kitsault Valley Project, Dolly Varden has consolidated a land package of six other properties in the same region as the Kitsault Valley Project. These six properties have historically been explored for gold, copper, silver, lead and zinc. Including the Kitsault Valley Project and the recent acquisitions, Dolly Varden now holds a combined area of 100,000 hectares within the region. For additional information regarding Dolly Varden's business description, management's discussion and analysis, results of operations, and historical financial statements (including Dolly Varden's audited consolidated financial statements for the year ended December 31, 2024 and unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2025).

The Arrangement

On December 7, 2025, Contango and Dolly Varden entered into the Arrangement Agreement (the "Arrangement"). Further details regarding the Arrangement are provided in Note 4.

2. BASIS OF PREPARATION

(a) Basis of presentation

These pro forma financial statements give effect to the Arrangement. These pro forma financial statements are provided for illustrative purposes only, and do not represent the financial position that would have resulted had the Arrangement actually occurred on the dates indicated below. In addition, these financial statements are not necessarily indicative of the future financial position of Contango as a result of the Arrangement and do not reflect additional potential savings or costs arising from the Arrangement.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 reflects assumptions and adjustments to give effect to the Arrangement as if it had occurred on September 30, 2025. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 reflect assumptions and adjustments to give effect to the Arrangement as if it had occurred on January 1, 2024.

The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, currently available information and certain assumptions that management believes are reasonable in the circumstances. The actual fair values of the assets acquired and liabilities assumed of Dolly Varden will be determined as of the Closing and may differ materially from the amounts disclosed in the assumed pro forma consideration allocation in Note 5(e) because of changes in fair value of the assets and liabilities up to the Closing, and as further analysis is completed.

Consequently, the actual allocation of the consideration may result in different adjustments than those in the unaudited pro forma condensed combined balance sheet. Similarly, the calculation and allocation of the consideration has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and the Closing of the Arrangement as a result of a number of factors.

These financial statements have been prepared by management using the following:

  The unaudited condensed consolidated financial statements of Contango for the quarterly period ended September 30, 2025 ("Contango Interim Financial Statements"), contained on form 10-Q;
  The audited consolidated financial statements of Contango for the year ended December 31, 2024 ("Contango Annual Financial Statements"), contained on form 10-K;
  The unaudited condensed consolidated interim financial statements of Dolly Varden for the nine months ended September 30, 2025 and 2024 ("Dolly Varden Interim Financial Statements");
  The audited consolidated financial statements of Dolly Varden for the years ended December 31, 2024 and 2023 ("Dolly Varden Annual Financial Statements"); and,
  Additional information set out in Note 1, Note 4 and Note 5.

The accompanying unaudited pro forma condensed combined financial statements should be read in conjunction with the Contango Interim Financial Statements and Contango Annual Financial Statements, all of which are filed with the SEC. Since Dolly Varden's historical consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), the historical financial information of Dolly Varden used in the pro forma statements has been converted to U.S. GAAP (Note 5(c)).

(b) Functional and presentation currency

These financial statements are presented in United States dollars ("USD"), which is also the functional currency of Contango.

Since Dolly Varden's historical consolidated financial statements are presented in Canadian dollars ("CAD"), the historical financial information of Dolly Varden used in the pro forma statements has been translated into USD, which is the functional currency of Contango (Note 5(b)).

3. MATERIAL ACCOUNTING POLICIES

The accounting policies used in the preparation of these financial statements are those set out in Contango Annual Financial Statements, with exception of the following:

Flow-through shares are a type of shares of common stock and are securities permitted by the Income Tax Act (Canada) (the "ITA") whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. Contango accounts for flow-through shares whereby any premium paid for the flow-through shares in excess of the market value of the common shares without flow-through features at the time of issue as a credit to liability on flow-through share issuance. The liability on flow-through share issuance is amortized into income as the qualifying expenditures are incurred on a pro-rata basis.

4. DESCRIPTION OF THE TRANSACTION

On December 7, 2025, Contango and Dolly Varden entered into the Arrangement Agreement in respect of the Arrangement. Under the terms of the Arrangement Agreement, Contango will acquire all of the issued and outstanding Dolly Varden Shares at the Exchange Ratio.

Immediately prior to Closing, all Dolly Varden RSUs will vest and be settled for Dolly Varden Shares. Pursuant to the Arrangement, all outstanding Dolly Varden Options will be exchanged for stock options to acquire Contango Shares, adjusted to reflect the Exchange Ratio. Eligible Canadian stockholders of Dolly Varden will be able to elect to receive exchangeable shares in a Canadian subsidiary of Contango, which will be exchangeable into Contango Shares, instead of the Contango Shares to which they would otherwise be entitled.

Upon completion of the Arrangement, existing Contango Stockholders and former Dolly Varden Shareholders will own approximately 50.001% and 49.999% each of the combined company, respectively, using the fully diluted in-the-money treasury-stock-method (based on the number of Dolly Varden and Contango securities outstanding as of the date of the Arrangement Agreement).

The Arrangement will be effected pursuant to a court-approved plan of arrangement under the BCBCA and will require approval by (i) the Court, (ii) 66 2/3% of the votes cast by Dolly Varden Shareholders at a special meeting of Dolly Varden Shareholders expected to be held in the first quarter of 2026, and (iii) the affirmative vote of a majority of the Contango Shares present in person or by proxy at the special meeting of Contango Stockholders, expected to be held in the first quarter of 2026, and entitled to vote thereon.

In addition to the approval of the Court and the Dolly Varden and Contango stockholders, the Arrangement is subject to the receipt of applicable regulatory and exchange approvals (including approval of the NYSE American and TSXV), and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Arrangement is expected to close in the first quarter of 2026. The Arrangement Agreement includes customary deal protections, including reciprocal fiduciary-out provisions, non-solicitation covenants and the right to match any superior proposals. A reciprocal Termination Fee in the amount of $15 million is payable by either party in certain circumstances as set out in the Arrangement Agreement.

5. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The fair value of Contango Shares issued as consideration in the Arrangement was estimated using the market price of Contango Shares as at December 8, 2025.

Contango evaluated the Arrangement under ASC 805, Business Combinations. ASC 805 requires that an acquirer determine whether it has acquired a business. If Contango obtained control over a business, the transaction would be accounted pursuant to the acquisition method of accounting and, as such, identifiable assets acquired and liabilities assumed would generally be recorded at fair value on the acquisition date and could result in recognition of goodwill or a bargain purchase gain. In evaluating the criteria outlined by this standard, Contango concluded that the acquired set of assets did not meet the U.S. GAAP definition of a business. Therefore, Contango accounted for the Arrangement as an asset acquisition. An acquisition accounted as an asset acquisition requires an acquiring entity to allocate the cost of an asset acquisition to the assets acquired generally based on their relative fair values. Goodwill is not recognized in an asset acquisition.

An assessment was performed to determine whether Dolly Varden, in its current state, meets the definition of a business under U.S. GAAP. The analysis considered whether Dolly Varden has inputs, processes, and outputs. Based on this assessment, Dolly Varden has inputs, represented by the mineral interests to which it holds claims; however, it does not have outputs, as it remains in the exploration stage. Further consideration was given to whether Dolly Varden has an assembled workforce that performs a substantive process. It was concluded that no such workforce exists, as Dolly Varden would require additional technical personnel to advance its operations from exploration to development.

The definition of a business for SEC reporting purposes differs from that under ASC 805. SEC registrants must evaluate whether an acquisition constitutes a business under both definitions. The SEC definition focuses on whether the nature of the acquired entity's revenue-producing activities or other attributes will remain the same after the acquisition. If there is sufficient continuity of the acquired entity's operations before and after the acquisition such that disclosure of prior financial information is material to understanding future operations, the acquired entity qualifies as a business for SEC reporting-even if it does not meet the definition under ASC 805. Given that Dolly Varden is currently a separate entity and will maintain continuity of its operations upon closing of the transaction, we conclude that Dolly Varden qualifies as a business for SEC reporting purposes. However, this does not imply that Dolly Varden meets the definition of a business under U.S. GAAP, as noted above.

The following describe transaction accounting and other adjustments:

(a) Contango - Issuance of shares for convertible debt interest payment

On October 31, 2025, Contango issued 4,118 shares of common stock to settle interest payable of $99,985 related to its convertible debt due on that date.

On December 31, 2025, Contango issued 2,401 shares of common stock to settle interest payable of $66,652 related to its convertible debt due on that date.

(b) Dolly Varden - CAD to USD translation

The historical financial information was translated from CAD to USD, the functional currency of Contango, using the following historical CAD to USD exchange rates:

Period end exchange rate as at September 30, 2025	0.72
Average exchange rate for the nine-month period ended September 30, 2025	0.71
Average exchange rate for the year ended December 31, 2024	0.73

The effects of the translation of Dolly Varden's historical financial information from CAD to USD are shown below:

Balance sheet as of September 30, 2025

	CAD (as included in this Proxy)	USD
	CAD $	$
ASSETS
Current
Cash	34,478,231	24,767,065
Prepaid expenses and other	815,999	586,164
Income tax and GST receivable	1,780,783	1,279,206
	37,075,013	26,632,435

Property & equipment, net	165,210	118,677
Reclamation deposits	208,000	149,415
Exploration and evaluation assets	80,091,694	57,533,003
Total assets	117,539,917	84,433,530

LIABILITIES
Current
Accounts payable	3,211,962	2,307,279
Accrued liabilities	1,282,952	921,595
Liability on flow-through share issuance	3,568,745	2,563,569
Total liabilities	8,063,659	5,792,443

STOCKHOLDERS' EQUITY
Common stock	257,298,214	184,827,393
Reserves	12,795,085	9,191,211
Accumulated deficit	(160,617,041)	(115,377,517)
Total stockholders' equity	109,476,258	78,641,087
Total liabilities and stockholders' equity	117,539,917	84,433,530

Statement of operations for the nine months ended September 30, 2025

	CAD (as included in this proxy)	USD
	CAD $	$
Exploration expense	23,393,554	16,724,362
General and administrative (1)	6,869,793	4,911,306
Loss from operations	30,263,347	21,635,668

Interest and other income (1)	(4,975,445)	(3,557,012)
Loss before income tax	25,287,902	18,078,656

Income tax expense	306,457	219,090
Net loss	25,594,359	18,297,746

(1) Dolly Varden's income statement presentation has been aligned with Contango's naming conventions. Certain line items have been consolidated into general and administrative and interest and other income categories for presentation purposes. These reclassifications do not affect loss from operations or loss before income tax.

Statement of operations for the year ended December 31, 2024

	CAD (as included in this proxy)	USD
	CAD $	$
Exploration expense	17,875,317	13,049,631
General and administrative (1)	8,080,336	5,898,939
Loss from operations	25,955,653	18,948,570

Interest and other income (1)	(5,303,573)	(3,871,801)
Loss before income tax	20,652,080	15,076,769

Income tax benefit	(2,933)	(2,141)
Net loss	20,649,147	15,074,628

(1) Dolly Varden's income statement presentation has been aligned with Contango's naming conventions. Certain line items have been consolidated into general and administrative and interest and other income categories for presentation purposes. These reclassifications do not affect loss from operations or loss before income tax.

(c) Dolly Varden - IFRS Accounting Standards to U.S. GAAP conversion

The effects of converting Dolly Varden's historical financial information from IFRS Accounting Standards to U.S. GAAP are considered immaterial; therefore, no adjustments have been made to the pro forma financial statements. A known difference between IFRS Accounting Standards and U.S. GAAP relates to the treatment of exploration and evaluation assets, as IFRS permits an entity to elect either expensing or capitalizing such costs. However, Dolly Varden's accounting policy - expensing exploration costs as incurred - is consistent with Contango's policy. Accordingly, there is no GAAP difference in this regard.

(d) Dolly Varden financing, option exercises and shares of common stock issued for acquisition of mineral properties

On October 23, 2025, Dolly Varden closed a bought deal private placement financing for total gross proceeds of $24,404,137 (CAD $33,973,000) by issuing 4,646,000 shares of common stock. The financing consisted of the issuance of (i) 2,906,000 shares of common stock at $4.67 (CAD $6.50) per share for $13,568,709 (CAD $18,889,000), (ii) 750,000 shares of common stock that qualify as "flow-through shares" under the ITA, and were issued as part of a charity arrangement, at $6.77 (CAD $9.42) per share for $5,075,066 (CAD $7,065,000), all such shares issued under the 'listed issuer financing exemption' ("LIFE") pursuant to applicable Canadian Securities Laws, and (iii) 990,000 shares of common stock that qualify as "flow-through shares" under the ITA at $5.82 (CAD $8.10) per share for $5,760,362 (CAD $8,019,000) on a prospectus exemption basis other than LIFE. In connection with the closing of the financing, Dolly Varden paid the underwriters a cash fee of $1,220,207 (CAD $1,698,650) representing 5% of the gross proceeds.

Subsequent to September 30, 2025 Dolly Varden issued 47,500 shares of common stock pursuant to the exercise of stock options for proceeds of $117,879.

A summary of the proceeds noted in Note 5(d) - Dolly Varden financing and option exercises is:

$
Proceeds
Gross proceeds from Dolly Varden financing - equity portion	21,693,125
Gross proceeds from Dolly Varden financing - liability on flow-through share issuances	2,711,012
Proceeds from exercise of options	117,879
Share issuance costs	(1,220,207)
Total net proceeds and increase to cash	23,301,809

On December 22, 2025, Dolly Varden issued 36,765 shares of common stock with an aggregate fair value of $179,585 to satisfy the payment due by December 31, 2025, in connection with the acquisition arrangement of its Big Bulk Property.

(e) Fair value adjustments and consideration

Contango has performed a preliminary allocation of the estimated purchase price to the assets acquired and liabilities assumed based on their relative fair values as of the date of the Arrangement. There may be adjustments to the estimated fair values as the purchase price allocation is finalized. The final purchase price allocation may be materially different than the preliminary allocation reflected in the pro forma allocation.

A summary of the fair values of the consideration and the preliminary allocation to the net assets acquired is as follows:

$
Consideration:
Fair value of shares of common stock issued, calculated as 15,276,445 shares of common stock issued at a fair value of $26.02/share, (using share price as of December 8, 2025)	397,493,099
Fair value of replacement options granted allocated to consideration (Note 5(h))	5,581,945
Arrangement costs	4,149,129
Professional fees	1,000,000
408,224,173

Net assets acquired:
Cash	48,068,874
Prepaid expenses	586,164
Goods and services tax receivable	1,279,206
Property and equipment	118,677
Reclamation deposits	149,415
Exploration and evaluation assets (1)	487,227,919

Accounts payable	5,992,279
Accrued liabilities	1,921,595
Liability on flow-through share issuances	5,274,581
Deferred tax liability	116,017,627
Total	408,224,173

(1) Exploration and evaluation assets have been reclassified to Property and Equipment, net to align with Contango's presentation.

Contango estimates transaction costs of $4,149,129, calculated as 1% of the five-day volume weighted average price ("VWAP") of the fully diluted in-the-money shares, plus $1,000,000 related to professional fees incurred in connection with the transaction. Since the transaction is accounted for as an asset acquisition, the transaction costs are included in the cost of the assets acquired and liabilities assumed.

Consideration transferred less the carrying value of financial assets and liabilities and other current assets (carrying value approximates fair value) was allocated to Property and equipment and Exploration and evaluation assets based on their relative fair values.

As part of the acquisition, Contango measured and recorded an estimated net deferred tax liability related to taxable temporary differences between U.S. GAAP book basis and tax basis of the acquired net assets at a statutory rate of 27%.

Dolly Varden expects to incur acquisition-related transaction costs of approximately $3,685,000, comprised of professional and legal fees, and an additional $1,000,000 in professional fees related to the Arrangement. As these costs pertain to Dolly Varden, they are not considered as part of the capitalized transaction costs. Assumption of Dolly Varden's liability related to its transaction costs and fees is reflected in the purchase price allocation.

(f) Consolidation

Dolly Varden's Shareholders' equity, which consists of Dolly Varden Shares, reserves and accumulated deficit will be eliminated upon consolidation.

(g) Dolly Varden RSUs converted into Dolly Varden Shares

As at September 30, 2025, 605,636 Dolly Varden RSUs were issued and outstanding. The Dolly Varden RSUs will vest immediately prior to the effective time of the arrangement, and will be surrendered and redeemed for 605,636 Dolly Varden Shares. The unvested value of the Dolly Varden RSUs was $679,112 which is included as part of Dolly Varden's reserves prior to Closing.

(h) Dolly Varden options converted into Replacement Options

As at September 30, 2025, 2,694,876 Dolly Varden Options were issued and outstanding after the option exercises described in Note 5(d). The Dolly Varden Options are deemed to be vested on the date of Closing, and exchanged for Replacement Options. As a result, Contango will issue a total of 445,194 Replacement Options to the Dolly Varden Optionholders.

The fair value of the options has been determined to be $6,464,901 using the Black-Scholes option pricing model and relevant guidance in ASC 805 to allocate between acquisition costs and post-combination expenses. Of this amount, $5,581,945 represents the fair-value-measure of the vested portion of Dolly Varden replaced options and is considered part of the acquisition cost. The remaining $882,956 is treated as post-combination expense and is reflected in the pro forma condensed combined statement of operations for the year ended December 31, 2024.

(i) Assumptions and adjustments to the pro forma condensed combined statement of operations for the nine months ended September 30, 2025

Income tax effects are considered immaterial; therefore, no adjustments have been reflected in the pro forma financial statements

(j) Assumptions and adjustments to the pro forma condensed combined statement of operations for the year ended December 31, 2024

Contango is recognizing an estimated $882,956 in incremental stock-based compensation related to the portion of Replacement Options deemed to be a post-combination expense (Note 5(h)).

(k) Pro forma basic and diluted loss per share

Reconciliation of pro-forma fully diluted number of shares is as follows:

#
Common shares of Contango as at September 30, 2025 (1)	14,959,930
Shares issued for convertible debt interest payment (2)	4,118
Warrants of Contango at September 30, 2025	527,870
15,491,918

Issuance of common shares as consideration to acquire Dolly Varden	15,276,445
Outstanding replacement options issued to former Dolly Varden option holders (3)	215,472
15,491,917
Fully diluted issued shares Contango	30,983,835

Condensed combined
Total number of shares (1)	30,240,493
Warrants	527,870
Options (3)	215,472
Total fully diluted in-the-money shares	30,983,835

(1) Includes 2,480 shares of treasury stock held by Contango as of September 30, 2025.

(2) Excludes 2,401 shares of common stock issued by Contango on December 31, 2025 which were not considered in the treasury stock method calculation.

(3) Corresponds to the 445,194 Replacement Options after applying the treasury stock method.

A summary of the pro forma basic and diluted loss per share is as follows:

	September 30, 2025	December 31, 2024
	#	#
Historical Contango basic weighted average shares	12,177,651	10,896,228
Issuance of common shares as consideration to acquire Dolly Varden	15,276,445	15,276,445
Pro forma combined basic weighted average shares	27,454,096	26,172,673
Impact of dilutive instruments	-	-
Pro forma combined diluted weighted average shares	27,454,096	26,172,673

Basic and diluted loss per share were calculated assuming all common shares outstanding following the Arrangement had been outstanding throughout all periods presented. Potentially dilutive securities have an anti-dilutive impact due to net loss reported for both periods.

6. PRO FORMA EQUITY

A summary of the ownership allocation, reflecting the pro forma adjustments and assumptions, is presented below:

Ownership allocation	Contango Stockholders	Dolly Varden Shareholders	Total
	#	#	#
Total shares outstanding (1)	14,964,048	15,276,445	30,240,493
Warrants - in-the-money	527,870	-	527,870
Options - in-the-money (2)	-	215,472	215,472
Total fully diluted in-the-money shares	15,491,918	15,491,917	30,983,835
Ownership percentage	50.001%	49.999%

(1) Includes 2,480 shares of treasury stock held by Contango as of September 30, 2025 and excludes 2,401 shares of common stock issued by Contango on December 31, 2025 which were not considered in the treasury stock method calculation.

(2) Corresponds to the 445,194 Replacement Options after applying the treasury stock method.

A summary of Contango's pro forma equity is as follows:

		Common stock
	Note	Shares	Amount	Additional paid-in capital	Treasury stock	Reserves	Accumulated deficit	Total
		#	$	$	$	$	$	$
Contango's equity (historical)		14,962,410	149,622	236,796,766	(48,308)	-	(189,088,545)	47,809,535
Shares issued for convertible debt interest payment	5(a)	6,519	41	166,596	-	-	-	166,637
Shares of common stock issued as consideration and replacement options	5(e), 5(h)	15,276,445	152,764	402,922,280	-	-	-	403,075,044
Dolly Varden's equity (historical)		87,173,280	184,827,393	-	-	9,191,211	(115,377,517)	78,641,087
Proceeds from Dolly Varden's Financing	5(d)	4,646,000	21,693,125	-	-	-	-	21,693,125
Share issuance costs associated with Dolly Varden's financing	5(d)	-	(1,220,207)	-	-	-	-	(1,220,207)
Shares issued from exercise of Dolly Varden options	5(d)	47,500	117,879	-		-	-	117,879
Shares issued for acquisition of mineral properties	5(d)	36,765	179,585	-	-	-	-	179,585
Shares issued on vesting of Dolly Varden's RSU	5(g)	605,636	679,112	-	-	(679,112)	-	-
Elimination of Dolly Varden's equity upon consolidation	5(f)	(92,509,181)	(206,276,887)	-	-	(8,512,099)	115,377,517	(99,411,469)
Balance, September 30, 2025		30,245,374	302,427	639,885,642	(48,308)	-	(189,088,545)	451,051,216

Appendix "J"
Comparison of Rights of Company Shareholders and Contango Stockholders

The rights of Company Shareholders are governed by the BCBCA and by Dolly Varden's notice of articles and articles. Following the Arrangement, Company Shareholders who receive Contango Shares as part of the Arrangement will become shareholders of Contango and as such their rights will be governed by the DGCL and by the Contango Certificate of Incorporation and the Contango Bylaws.

The following is a summary of the material differences between the rights of Company Shareholders and the rights of shareholders of Contango. This summary is not a complete comparison of rights that may be of interest, and Company Shareholders should therefore read the full text of the Contango Certificate of Incorporation and Contango Bylaws at www.sec.gov under the Contango profile and the notice of articles and articles of Dolly Varden at www.sedarplus.ca under Company's  profile.

	Company Shareholder Rights	Contango Shareholder Rights

Authorized Share Capital	The Company's authorized share structure consists of an unlimited number of common shares without par value and without special rights or restrictions attached, as set out in the Company's current Notice of Articles.	The Contango Certificate of Incorporation authorizes Contango to issue 45,000,000 shares of capital stock, of which 30,000,000 shares are designated as common stock, par value US$0.01 per share, and 15,000,000 shares are designated as preferred stock, par value US$0.01 per share. If the Contango Share Increase Proposal is approved at the Contango Meeting, Contango will be authorized to issue 265,000,000 shares of capital stock, of which 250,000,000 shares will be designated as common stock, par value $0.01 per share, and 15,000,000 shares will be designated as preferred stock, par value US$1.00 per share.

Voting Rights	Unless a poll is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy, every motion put to a vote at a meeting of shareholders is decided on a show of hands, and the chair must declare the result accordingly. On a show of hands, each person present who is a shareholder or proxy holder and entitled to vote has one vote; on a poll, each shareholder entitled to vote has one vote per share held and may vote in person or by proxy. If a poll is duly demanded, it must be taken at the meeting or within seven days in the manner, at the time and place directed by the chair, and the result of the poll is deemed to be the decision of the meeting.	Each holder of Contango Shares entitled to vote at any meeting of Contango's stockholders will be entitled to one vote for each Contango Share held of record by such holder which has voting power upon the matter in question.

Company Shareholder Rights	Contango Shareholder Rights

Shareholder Approval of Business Combinations; Fundamental Changes	Under the BCBCA and the Company's articles, certain extraordinary company alterations, such as changes to authorized share structure, continuances, into or out of province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.

An ordinary resolution is a resolution

(i) passed at a shareholders' meeting by a simple majority, or (ii) passed, after being submitted to all of the shareholders, by being consented to in writing by shareholders who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution. A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate "despite any other provision" of the BCBCA. In general, a plan of arrangement is approved by a company's board of directors and then is submitted to a court for approval. It is not unusual for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by shareholders by a special resolution (on which holders of shares not normally entitled to vote are entitled to a vote). The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice will be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.	Under the DGCL, a merger or consolidation, or a sale, lease, or exchange of all or substantially all of the assets of a corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority in voting power of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a higher voting threshold.

In addition, under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation's board of directors or stockholders. The DGCL does not contain a procedure comparable to a plan of arrangement under the BCBCA.

Company Shareholder Rights	Contango Shareholder Rights

Appraisal Rights; Rights to Dissent	The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain amalgamations; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction. A court may also make an order permitting a shareholder to dissent in certain circumstances.	The DGCL grants appraisal rights only in the case of mergers, consolidations, conversions, transfers, domestications or continuances and not in the case of a sale or transfer of assets or a purchase of assets for stock. Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger, consolidation, conversion, transfer, domestication or continuance if, among other things: (i) the corporation's shares are listed on a national securities exchange or held of record by more than 2,000 holders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger.

However, notwithstanding the foregoing, a stockholder is entitled to appraisal rights in the case of a merger, consolidation, conversion, transfer, domestication or continuance if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or of the converted entity or the entity resulting from the transfer, domestication or continance (if such entity is a corporation as a result of the conversion, transfer, domestication or continuance) or depositary receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash instead of fractional shares, or fractional depositary receipts; or (iv) any combination of the foregoing.

The Contango Shares are currently listed on the NYSE-A, which is a national securities exchange.

	Company Shareholder Rights	Contango Shareholder Rights

Compulsory Acquisition; Short- Form Merger	The BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment or make any consequential orders or directions as it considers appropriate.	An entity owning at least 90% of the outstanding shares of each class of stock of a Delaware corporation may merge with or into such Delaware corporation by (a) authorizing such merger in accordance with the owning entity's governing documents and the laws of the jurisdiction under which such entity is formed or organized and (b) filing with the Delaware Secretary of State a certificate of such ownership and merger, which must state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving constituent party upon surrender of each share of the corporation or corporations not owned by the entity. Such a merger would not require the approval of the stockholders of the Delaware corporation; however, the owners of the shares of stock in the Delaware corporation not owned by the merging entity would have appraisal rights as described above.

Oppression Remedy	The BCBCA's oppression remedy enables a court to make almost any order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive, or that some action has been or may be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A "shareholder" for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

	The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. The court may order relief including but not limited to orders that remedy the specific conduct complained of, orders that require the company or other shareholders to purchase the wronged shareholder's shares, orders that appoint a receiver or receiver manager and orders for liquidation and dissolution. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.	There is no remedy under the DGCL that is comparable to the BCBCA's oppression remedy.

Company Shareholder Rights	Contango Shareholder Rights

Shareholder Consent to Action Without a Meeting	Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies the thresholds for approval in the company's articles, the BCBCA and the regulations thereunder. A consent resolution is as valid and effective as if it was a resolution passed at a meeting of shareholders. Under the BCBCA a consent resolution is, in the case of a resolution of shareholders that may be passed as an ordinary resolution, a resolution passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a special majority of the votes entitled to be cast on the resolution and in the case of any other resolution of shareholders, a unanimous resolution.	Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

The Contango Certificate of Incorporation and the Contango Bylaws prohibit stockholder action by written consent.

Requisition of Shareholders' Meetings	Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by persons authorized in the certificate of incorporation or the bylaws.

The Contango Bylaws provide that special meetings of the stockholders may be called only by Contango's president, a majority of the directors then in office or the holders of at least one-half of all shares outstanding and entitled to vote at the meeting.

Company Shareholder Rights	Contango Shareholder Rights

Distributions and Dividends; Repurchases and Redemptions	Under the BCBCA, a company may pay a dividend in money or other property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

A company may also pay a dividend by issuing shares or warrants. The BCBCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class. Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above. The Company is permitted, under its articles, to acquire any of its shares, subject to the special rights and restrictions attached to such class or series of shares and the approval of its board of directors.

Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it.	Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of surplus and, if there is no surplus, out of net profits for the current or the preceding fiscal year. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its shares, or, if no such shares are outstanding, any of its shares, if the shares are to be retired and the capital reduced.

	Company Shareholder Rights	Contango Shareholder Rights

Number of Directors; Vacancies on the Board of Directors	The BCBCA provides that a public company must have at least 3 directors. The Company's articles provide that it will have a board of directors consisting of the number of directors set by ordinary resolution of the shareholders from time to time. Directors are generally elected by shareholders by ordinary resolutions; however, the Company's articles also provide that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. Under the BCBCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.

Under the BCBCA, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors may appoint as directors the number of individuals that, when added to the number of remaining directors, will constitute a quorum or call a shareholders' meeting to fill any or all vacancies among directors and to conduct such other business that may be dealt with at that meeting, but must not take any other action until a quorum is obtained.	The DGCL provides that the board of directors of a corporation will consist of one or more directors, and the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors.

The Contango Bylaws provide that the board of directors will consist of such number of directors as determined from time to time by resolution adopted by a majority of the directors then in office or by vote of holders of shares representing a majority in voting power at any annual meeting or any special meeting called for such purpose; provided that there will be at least three and not more than seven directors.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws.

The Contango Bylaws provide that newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the board of directors resulting from death, resignation or any other reason may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, and any director so chosen will hold office until the next election of directors and until his or her successor is elected and qualified.

Constitution and Residency of Directors	The BCBCA and the Company's articles do not place any residency restrictions on the boards of directors.	The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither the Contango Certificate of Incorporation nor the Contango Bylaws provide for any such qualifications for directors.

Removal of Directors; Terms of Directors	The Company's articles allow for the removal of a director by special resolution of the shareholders.
	The Company's articles provide that all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting, but are eligible for re-election or reappointment.	Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause unless the corporation's certificate of incorporation provides that the directors may be removed with or without cause.

	Company Shareholder Rights	Contango Shareholder Rights

Indemnification of Directors and Officers	Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company's request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an "indemnifiable person"), against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person's position as an indemnifiable person, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual's conduct was lawful. A company cannot indemnify an	Under the DGCL, a corporation is generally permitted to indemnify any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with a threatened, pending or completed third-party action, suit or proceeding, other than an action or suitby or in the right of the corporation to procure a judgment in its favor (a "corporate action"), and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in the defense of a threatened, pending or completed corporate action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceedings, with no reason to believe that his or her actions were unlawful. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any corporate action in which an individual is adjudged liable to the corporation.

Company Shareholder Rights	Contango Shareholder Rights

Indemnification of Directors and Officers	indemnifiable person if it is prohibited from doing so under its memorandum or articles, even if it had agreed to do so by an indemnification agreement (provided that the memorandum or articles prohibited indemnification when the indemnification agreement was made). A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, the Company's articles require the Company to indemnify directors or officers of the Company, former directors or officers of the Company or other individuals who, at the Company's request, act or acted as directors or officers or in a similar capacity of another entity (and such individual's respective heirs and personal representatives) to the extent permitted by the BCBCA.

Because the Company's articles require that indemnification be subject to the BCBCA, any indemnification that the Company provides is subject to the same restrictions set out in the BCBCA which are summarized, in part, above.	The DGCL requires indemnification of directors and certain officers for expenses (including attorneys' fees) actually and reasonably incurred relating to a successful defense on the merits or otherwise of a corporate action or third-party action, suit or proceeding. Under the DGCL, a corporation may advance expenses (including attorneys' fees) incurred by a current director or officer of the corporation relating to the defense of any civil, criminal, administrative or investigative action, suit or proceeding to such directors and officers contingent upon those individuals' providing an undertaking repay any advances if it is ultimately determined that those individuals are not entitled to be indemnified. Under the DGCL, a corporation may advance expenses (including attorneys' fees) incurred by a former director or officer or other employee or agent of the corporation or by a person serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The Contango Certificate of Incorporation and the Contango Bylaws provide that Contango will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Contango or, while a director or officer of Contango, is or was serving at the request of Contango as a director, officer, employee or agent of another entity (a "Contango Indemnitee"), against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. Notwithstanding the foregoing, subject to limited exceptions, Contango will not be required to provide indemnification in connection with a proceeding commenced by any such person unless the commencement of such proceeding was authorized by the Contango Board.

Company Shareholder Rights	Contango Shareholder Rights

The Contango Bylaws provide that Contango will pay the expenses (including attorney's fees) incurred by a Contango Indemnitee in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, in advance of its final disposition; subject to receipt, if required by law, of an undertaking repay any advances if it is ultimately determined that those individuals are not entitled to be indemnified.

Limited Liability of Directors	Under the BCBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interest of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) act in accordance with the BCBCA and the regulations thereunder; and (iv) subject to (i) to (iii), act in accordance with the articles of the company. These statutory duties are in addition to duties under common law and equity.
Under the BCBCA, the directors of a company who vote for or consent to a resolution that authorizes the company to (i) carry on any business or exercise any power that it is restricted by its articles from carrying on or exercising or exercise any of its powers in a manner inconsistent with such restrictions as a result of such act or exercise the company has paid compensation to any person; (ii) to pay a commission or allow as discount in violation of the BCBCA to in connection with the sale of share of the company; (iii) to pay a dividend, purchase, redeem or otherwise acquire shares in circumstances where the company is insolvent, or the payment of the dividend would render the company insolvent; or (iv) to make a payment or give an indemnity to an indemnifiable person in violation of the BCBCA, are, in each case, jointly and severally liable to restore to the company any amount paid or distributed as a result and not otherwise recovered by the company. In addition, the directors of a company who vote for or consent to a resolution that authorizes the issue of a share that is not fully paid are jointly and severally liable to compensate the company or any shareholder for any losses, damages and costs sustained as a result.
Under the BCBCA, a director is not subject to statutory liability for the above acts if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate or that information or representation was fraudulently made or inaccurate. Further, a director is not liable for certain assets if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.	The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the personal liability of a director or officer to a corporation or its stockholders for monetary damages for breach of the fiduciary duty as a director or officer, provided that such provision does not eliminate or limit liability for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; (v) a director paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law; or (vi) an officer in any action by or in the right of the corporation.
The Contango Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, no director of Contango will be personally liable to Contango or its stockholders for monetary damages for breach of fiduciary duty as a director.

Company Shareholder Rights	Contango Shareholder Rights

Derivative Actions	Under the BCBCA, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is a proper person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.

Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action be brought, prosecuted or defended.

Under the BCBCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.	Under the DGCL, subject to limited exceptions, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

	Company Shareholder Rights	Contango Shareholder Rights

Advance Notification Requirements for Proposals of Shareholders	Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least C$2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder will not have, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. A proposal under the BCBCA must include the name and address of the person submitting the proposal, the names and addresses of the person's supporters and the number and class or series of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).	Under the Contango Bylaws, for director nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to Contango's secretary and, in the case of business other than director nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder's notice must be delivered to the secretary at the principal executive offices of Contango not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 20 days before or more than 60 days after such anniversary date, a stockholder's notice must be so delivered not earlier than 90 days prior to such annual meeting and not later than the later of 60 days prior to such annual meeting or 10 days following the date on which notice of the date of such meeting was mailed or public announcement of the date of such meeting was first made. The stockholder's notice must be in the form described in the Contango Bylaws.

Company Shareholder Rights	Contango Shareholder Rights

If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other circumstances including when the directors have called an annual general meeting to be held after the date the proposal is received and have sent a notice of that meeting, when substantially the same proposal was submitted to shareholders in a notice of meeting or an information circular relating to an annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support or a proposal that deals with matters beyond the company's power to implement.

If a company refuses to process a proposal, the company will notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company's decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company or any person claiming to be aggrieved by a proposal may apply to a court for an order permitting or requiring the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Company Shareholder Rights	Contango Shareholder Rights

Shareholder Rights Plans; Inspection of Books and Records	The Company has not adopted a shareholder rights plan.

Under the BCBCA, directors and shareholders may, without charge, inspect certain of the records of a company. Former shareholders and directors may also inspect certain of the records, free of charge, but only those records pertaining to the times that they were shareholders or directors.	Under the DGCL, any stockholder, in person or by attorney or other agent, may, upon written demand under oath (and otherwise satisfying the requirements of Section 220 of the DGCL) , inspect and make copies and extracts from the corporation's books and records during normal business hours for any proper purpose.
Amendment of Governing Documents	The Company's articles provide that if the BCBCA does not specify the type of resolution and the Company's articles do not specify another type of resolution, the Company may alter its articles by ordinary resolution.

The BCBCA permits many substantive changes to a company's articles (such as a change in the company's authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company's articles.
The Company's articles provide that, subject to the BCBCA, certain changes to the Company's share structure and any creation or alteration of special rights and restrictions to a series or class of shares be done by way of ordinary resolution, provided that, if a right or special right attached to a class or series of shares would be prejudiced or interfered with by such an alteration, the holders of such class or series of shares must approve the alteration by a special separate resolution of those shareholders. The Company's articles also provide that, the shareholders may from time to time, by the type of resolution specified in the BCBCA or, if the BCBCA does not specify, by ordinary resolution under the Company's articles, make any alteration to the Company's notice of articles and articles as permitted by the BCBCA.	Under the DGCL, subject to limited exceptions, a corporation's certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a number of shares of stock as required by the DGCL or such corporation's certificate of incorporation, as applicable, to approve the amendment. In addition, under the DGCL, class voting rights exist with respect to, among other things, amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation's bylaws if so authorized in the certificate of incorporation. The Contango Certificate of Incorporation and the Contango Bylaws permit the Contango Board to amend the Bylaws by the affirmative vote of at least two-thirds of the directors then in office.

Under the DGCL, stockholders also may amend a corporation's bylaws. The Contango Certificate of Incorporation and the Contango Bylaws provide that Contango's stockholders may amend the Contango Bylaws by the affirmative vote of the holders of shares representing at least two-thirds in voting power, voting together as a single class.

Company Shareholder Rights	Contango Shareholder Rights

Restrictions on Certain Business Combinations	The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with "related party transactions". A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. "Related party" as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the information circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.	Section 203 of the DGCL prohibits a corporation from engaging in a business combination with an "interested stockholder" (generally defined by the DGCL as a person who owns 15% or more of the corporation's outstanding voting stock, together with such person's affiliates and associates) for three years following the time that person became an interested stockholder, unless (1) prior to the time the person became an interested stockholder the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation's outstanding voting stock or (3) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a meeting and not by consent or (4) certain other exceptions specified in Section 203(b) of the DGCL are met. The DGCL allows a corporation's certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

Appendix "K"
Division 2 of Part 8 of the BCBCA

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(i) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

A shareholder wishing to dissent must

(i) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(j) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(k) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(l) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(m) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the Dissenting Holder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(2) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section. The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) (the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.